| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY)<br><br>06/28/18 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.



INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

18002772

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe BYX Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware





**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/28/18 (MM/DD/YY) — Cboe BYX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) — Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19



RECEIVED
2018 JUN 29 PM 2:46
SEC / TM

SEC
Mail Processing
Section
JUN 29 2018
Washington DC
406

June 28, 2018

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Cboe BYX Exchange, Inc.***
***Form 1 Amendment***

Dear Jeanette:

On behalf of Cboe BYX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C[1] (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, D, I, K M, and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,



Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

[1] See attached Exhibit A for a comprehensive list of updates.

## Exhibit A

*Summary of changes made to Exhibit C:*

- Corrected the capitalization of IndexPubs S.A.
- Updated the "description of business" for Cboe Worldwide Holdings Limited
- Name changes were made to the following entities:
  - Cboe FX Asia Pte. Limited
  - Cboe Vest Group Inc.
  - Cboe III, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe Livevol, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
  - Cboe Vest, LLC (Delaware does not recognize the changing of uppercase letters to lowercase letters, thus there is not supporting documentation to be provided regarding this change in name)
- Updated address for the following entities: Cboe International Holdings Limited, Cboe FX Europe Limited, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe UK Limited, Cboe Hong Kong Limited
- Updated the Directors and Officers Lists for The Options Exchange, Incorporated
- Updated the Directors List and all Committee Lists for Cboe Global Markets
- Reflected dissolution of the following entity: Bats Hotspot IB LLC
- Added Information in connection with the formation of the following entities: Cboe Silexx, LLC and Digitial Asset Benchmark Administration, LLC

# Exhibit C

Exhibit Request:

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

## A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## D. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

## E. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)
   - John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## H. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Concannon
   - Chris Isaacson
   - Brian Schell

   <u>Current Officers</u>
   - Troy Yeazel (President)
   - Anders Franzon (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Mark Hemsley (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
   - Mark Hemsley (EVP, President Europe)
   - Chris Isaacson (EVP, CIO)
   - Andrew Lowenthal (EVP, Head of Global Derivatives)
   - Alexandra Albright (Chief Compliance Officer)
   - Barry Calder (Head of Liquidity)
   - Sean Cleary (VP, Sales FX)
   - James Enstrom (VP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Paul Reidy (VP, Cboe FX COO)
   - David Reynolds (VP, Chief Accounting Officer)

- Lisa Shemie (VP, Associate General Counsel and Chief Legal Officer)
- Derick Shupe (VP, Controller)
- Aaron Weissenfluh (VP, CISO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

## M. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited, Cboe FX Asia PTE. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## N. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## O. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   *Address*: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached for proof of name change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Pek Lay Pheng (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## P. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Woodman
   - Mark Hemsley
   - Adam Eades
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Q. <u>Cboe Chi-X Europe Limited</u>

1. *Name*: Cboe Chi-X Europe Limited
   *Address*: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   <u>Current Officers</u>
   - John Woodman (Chairman)
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## R. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Dave Nadig (Senior Director)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Stephanie Klein (Vice President)
   - Laura Morrison (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## S. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   *Address*: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## T. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   *Address*: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Sean Cleary (Vice President)
   - John Deters (EVP, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & Chief Information Officer)
   - Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director)
   - Stephanie Marrin (Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - David Reynolds (Vice President & Chief Accounting Officer)
   - J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Derick Shupe (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers

- Chris Concannon
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## U. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe International Holdings Limited, Cboe Hong Kong Limited, and Cboe UK Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Carole Stone
   - Eugene Sunshine
   - Jill Sommers
   - James Parisi

   Current Officers
   - Ed Tilly (Chairman and Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Brian Schell (EVP, CFO and Treasurer)
   - Chris Isaacson (EVP and CIO)
   - Mark Hemsley (EVP, President Europe)
   - J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

- Bryan Harkins (EVP, Equities and FX)
- Andrew Lowenthal (EVP, Global Derivatives)
- John Deters (EVP, Corporate Strategy and Multi-Asset Solutions)
- David Reynolds (VP and Chief Accounting Officer)

Compensation Committee

- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee

- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee

- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee

- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## W. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)

- David Gray (Senior Vice President, Global Client Services & CFE Managing Director)
- Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer )
- Chris Isaacson (Executive Vice President, Chief Information Officer & CFE Senior Managing Director )
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Marrin Lara (Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director )
- Matthew McFarland (Head of CFE Business Operations and Strategy & CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer )
- David Reynolds (VP & Chief Accounting Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Derick Shupe (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

Standing Committees

Executive
- Chris Concannon
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Jill Sommers

Trading Advisory Committee
- Jay Caauwe
- Kirk Bonniwell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko

- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers
   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Y. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Marc Magrini (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Z. Cboe, LLC

1. *Name*: Cboe, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## AA. Cboe III, LLC

1. *Name*: Cboe III, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - John Deters

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BB. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Alexandra Albright (VP, Market and Member Regulation)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity, Data and Member Services)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Sean Cleary (VP, Sales FX)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineering)
   - Pamela Culpepper (Chief HR Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (VP, Chief Audit Executive)

- Angelo Evangelou (SVP, Chief Policy Officer)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Information Officer)
- Carol Kennedy (VP, Chief Communications Officer)
- Stephanie Klein (VP, Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- David Reynolds (VP, Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Curt Schumacher (VP, CTO Operations)
- Lisa Shemie (VP, Associate General Counsel)
- Derick Shupe (VP, Controller)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (SVP, Research and Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CC. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, CISO)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Alexandra Albright (Chief Compliance Officer)

- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## DD. Cboe UK Limited

1. *Name*: Cboe UK Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Gray

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## EE. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Vest Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - John Deters

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FF. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   *Address*: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - John Deters

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (Vice President)
   - Andrew Lowenthal (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GG. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   *Address*: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

- Alexandra Albright (Chief Compliance Officer)
- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## HH. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## II. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ed Tilly

   Current Officers
   - Ed Tilly (Chairman)
   - Chris Concannon (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJ. <u>Cboe Vest Group, Inc.</u>**

1. *Name*: Cboe Vest Group, Inc.
   *Address*: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached for proof of name change

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - John Deters
   - Karan Sood
   - William Speth

   <u>Current Officers</u>
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

## KK. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   *Address*: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Gray

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## LL. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Alexandra Albright (Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## MM. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Concannon
   - Brian Schell

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Mark Hemsley (Vice President)
   - Catherine Clay (Vice President)
   - John Deters (Vice president)
   - Dave Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Alexandra Albright (Chief Compliance Officer)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Aaron Weissenfluh (Vice President, CISO)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## NN. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   *Address*: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 2017, Bats Hotspot IB LLC ceased to exist.

## Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe EDGA Exchange, Inc.
- E Cboe EDGX Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe International Holdings Limited
- N Cboe FX Europe Limited
- O Cboe FX Asia Pte. Limited (Updated)
- P Cboe Europe Limited
- Q Cboe Chi-X Europe Limited
- R Cboe ETF.com, Inc.
- S IndexPubs S.A.
- T Cboe SEF, LLC
- U Cboe Worldwide Holdings Limited
- V Cboe Global Markets, Inc.
- W Cboe Futures Exchange, LLC
- X CBOE Stock Exchange, LLC
- Y Cboe Building Corporation
- Z Cboe, LLC

- AA Cboe III, LLC
- BB Cboe Bats, LLC
- CC Cboe Livevol, LLC
- DD Cboe UK Limited
- EE Cboe Vest, LLC
- FF Loan Markets, LLC
- GG Cboe Data Services, LLC
- HH Signal Trading Systems, LLC
- II The Options Exchange, Incorporated
- JJ Cboe Vest Group Inc. (Updated)
- KK Cboe Hong Kong Limited
- LL Cboe Silexx, LLC (Updated)
- MM Digital Asset benchmark Administration, LLC (Updated)

O Cboe FX Asia Pte. Limited


ACRA
ACCOUNTING AND CORPORATE
REGULATORY AUTHORITY

# CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

**Company Name** : **CBOE FX ASIA PTE. LIMITED (name change effective from 31/10/2017)**

**UEN** : **201504858N**

This is to confirm that the company was incorporated under the Companies Act, on and from **23/02/2015** and that the company is a **PRIVATE COMPANY LIMITED BY SHARES**.

The company was formerly known as:

| S/N | Company Name | Effective From |
|---|---|---|
| 1. | BATS HOTSPOT ASIA PTE. LTD. | 23/02/2015 |

(Note: Only the five (5) most recent former names are listed. Any change in company name effected before 13 Jan 2003 will not be listed)


REGISTRAR OF COMPANIES & BUSINESS NAMES
ACRA

LEE TZE MING
ASST REGISTRAR OF COMPANIES & BUSINESS NAMES
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY
SINGAPORE

Dated : 01/11/2017
Receipt Number: ACRA171031113648



Authentication No. : E17028922X

## Natalie Tye Li Ping

**From:** acra_bizfile@acra.gov.sg
**Sent:** Tuesday, 31 October, 2017 11:23 AM
**To:** Phoebe Tan Pei Ting
**Subject:** Notice of resolution for change in Company name is submitted

Dear Sir/Mdm,

NOTICE OF CHANGE OF NAME

Entity Name: BATS HOTSPOT ASIA PTE. LTD.
UEN: 201504858N
Transaction Name: Notice of Resolution
Transaction No.: C170662603

This is to confirm that the company BATS HOTSPOT ASIA PTE. LTD. had resolved to change its name to CBOE FX ASIA PTE. LIMITED with effect from 31-OCT-17.

Thank you.

Regards,
Accounting and Corporate Regulatory Authority (ACRA)

## NOTICE OF RESOLUTION

NAME OF COMPANY : **Bats Hotspot Asia Pte. Ltd.**

REGISTRATION NO : **201504858N**

COPY OF SPECIAL RESOLUTION PASSED ON 18 OCTOBER 2017 BY SOLE MEMBER'S RESOLUTION IN WRITING PURSUANT TO SECTION 184G(1) OF THE COMPANIES ACT, CAP. 50, as set out below:

### "SPECIAL RESOLUTION

CHANGE OF NAME

RESOLVED That subject to the approval of the Registrar of Companies, the name of the Company be changed to "CBOE FX ASIA PTE. LIMITED" and that the name "CBOE FX ASIA PTE. LIMITED" be substituted for "BATS HOTSPOT ASIA PTE. LTD." wherever the latter name appears in the Company's Constitution."

## JJ Cboe Vest Group Inc.

# Delaware

The First State



*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CBOE VEST GROUP INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2017, AT 9:36 O`CLOCK A.M.*


Jeffrey W. Bullock, Secretary of State



5166699 8100
SR# 20180640161

Authentication: 202071812
Date: 01-31-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:36 AM 08/23/2017
FILED 09:36 AM 08/23/2017
SR 20175844901 - File Number 5166699

**AMENDED AND RESTATED**

**CERTIFICATE OF INCORPORATION OF**

**CBOE VEST GROUP INC.**

CBOE Vest Group Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is CBOE Vest Group, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 2, 2015, which was amended and restated on August 24, 2016, to change the Corporation's name from "Vest Financial Group Inc.", which was further amended and restated on January 3, 2017, to authorize two classes of common stock and to establish the rights, preferences, privileges and restrictions with respect thereto.

2. The Corporation desires to amend its Certificate of Incorporation to (i) authorize 1,340,641 shares of Class C Common Stock having the rights and privileges set forth herein; (ii) reduce the number of authorized shares of Class B Common Stock to 270,286 authorized shares; and (iii) make certain other changes.

3. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

4. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, CBOE Vest Group Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Jeffery Chang, a duly authorized officer of the Corporation, on August 23rd, 2017.



Jeffery Chang
Secretary

5347611_2

p 2

**EXHIBIT A**

Amended and Restated Certificate of Incorporation

## ARTICLE I

The name of the Corporation is CBOE Vest Group Inc.

## ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, New Castle County, State of Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

## ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

## ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue includes (i) 5,151,040 shares that are hereby designated Class A Common Stock having $0.001 par value per share ("**Class A Common Stock**"), (ii) 270,286 shares that are hereby designated Class B Common Stock having $0.001 par value per share ("**Class B Common Stock**") and (iii) 1,340,641 shares that are hereby designated Class C Common Stock having $0.001 par value per share ("**Class C Common Stock**") (collectively, the "**Common Stock**").

## ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

## ARTICLE VI

(a) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(c) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

## ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

## ARTICLE VIII

The terms and provisions of the Common Stock are as follows:

1. **Definitions.** For purposes of this ARTICLE VIII, the following definitions shall apply:

(a) "*AB Amount*" shall mean an amount equal to (i) $4,935,196, minus (ii) the Class B Amount, plus (iii) the amount received, if any, by the Company in a Qualified Financing that results in the issuance of additional shares of Class A Common Stock after the effective date of these amended and restated articles. The AB Amount shall be allocated *pro rata* to all outstanding shares of Class A Common Stock and Class B Common Stock (subject to adjustment from time to time as set forth elsewhere herein).

(b) "*AB Ratio*" shall mean, at any given time, the number obtained by dividing (i) the sum of (x) the total number of issued and outstanding shares of Class A Common Stock and (y) the total number of issued and outstanding shares of Class B Common Stock by (ii) the total number of issued and outstanding shares of all Common Stock.

(c) "*Class A Amount*" shall mean $30,564,804 in the aggregate which shall be allocated *pro rata* to all outstanding shares of Class A Common Stock (subject to adjustment from time to time as set forth elsewhere herein).

(d) "*Class A Ratio*" shall mean, at any given time, the number obtained by dividing (i) the total number of issued and outstanding shares of Class A Common Stock by (ii) the sum of the total number of issued and outstanding shares of (x) Class A Common Stock and (y) Class B Common Stock.

(e) ***"Class B Amount"*** shall mean, at any given time, the aggregate amount obtained by multiplying (i) the aggregate Class A Amount by (ii) the Class B Ratio at the time of such calculation and dividing such product by (iii) the Class A Ratio at the time of such calculation.

(f) ***"Class B Ratio"*** shall mean, at any given time, the number obtained by dividing (i) the total number of issued and outstanding shares of Class B Common Stock by (ii) the sum of the total number of issued and outstanding shares of (x) Class A Common Stock and (y) Class B Common Stock.

(g) ***"Class C Amount"*** at any given time, the aggregate amount obtained by multiplying (i) the sum of (x) the aggregate Class A Amount (as it may be adjusted from time to time), (y) the aggregate Class B Amount (as it may be adjusted from time to time) and (z) the aggregate AB Amount (as it may be adjusted from time to time), by (ii) the Class C Ratio at the time of such calculation and dividing such product by (iii) the AB Ratio at the time of such calculation. The order of payment of the Class C Amount pursuant to Article III Section 3 may be adjusted downward in the event of a qualified financing that results in the issuance equity securities of a class other than Class A Common Stock (or debt securities convertible into equity securities of a class other than Class A Common Stock).

(h) ***"Class C Ratio"*** shall mean, at any given time, lesser of (i) 19.83% or (ii) the number obtained by dividing (x) the total number of issued and outstanding shares of Class C Common Stock by (y) the total number of issued and outstanding shares of all Common Stock.

(i) ***"Corporation"*** shall mean CBOE Vest Group Inc.

(j) ***"Distribution"*** shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder

(k) ***"Qualified Financing"*** means the issuance of equity securities (or debt securities convertible into equity securities) of the Corporation in one or a series of related transactions, the principal purpose of which is to raise capital for the Corporation.

2. **Dividends.**

(a) ***Common Stock.*** In any calendar year, the holders of outstanding shares of Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor. Any amounts available for Distribution by the Corporation shall be paid to the holders of Common Stock on a *pro rata, pari passu* basis in proportion to such Common Stock.

(b) *Non-Cash Distributions.* Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. **Liquidation Rights.**

(a) *Class A Amount.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Common Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Class B Common Stock and/or Class C Common Stock held by them, an amount equal to the Class A Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class A Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(a).

(b) *Class B Amount.* Following the full payment of the Class A Amount under Article VIII Section 3(a), in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Common Stock, on a *pro rata* basis, shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Class A Common Stock (in excess of the amount distributed pursuant to Article VIII Section 3(a)) and/or Class C Common Stock held by them, the Class B Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(b), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class B Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(b).

(c) *AB Amount.* Following the full payment of the Class A Amount under Article VIII Section 3(a) and the Class B Amount under Article VIII Section 3(b), in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Common Stock and Class B Common Stock, on a *pro rata* basis, shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Class C Common Stock held by them, the AB Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(c)(a), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class A Common Stock and Class B Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(c).

(d) ***Class C Amount.*** Following the full payment of the Class A Amount under Article VIII Section 3(a), the Class B Amount under Article VIII Section 3(b) and the AB Amount under Article VIII Section 3(c), and subject to the liquidation preference of any class of equity securities issued in connection with any Qualified Financing, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class C Common Stock, on a *pro rata* basis, shall be entitled to receive the Class C Amount. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts specified in this Article VIII Section 3(d), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Class C Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Article VIII Section 3(d).

(e) ***Remaining Assets.*** After the payment of the Class A Amount, Class B Amount, the AB Amount and the Class C Amount, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and *pro rata* among the holders of the Class A, Class B and Class C Common Stock in proportion to the number of shares of Common Stock held by such classes.

(f) ***Adjustments for Subdivisions or Combinations affecting Class A Common Stock.*** In the event the outstanding shares of Class A Common Stock (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class A Common Stock, the Class A Amount and the AB Amount shall, on a per share basis with respect to such shares of Class A Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class A Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class A Common Stock, the Class A Amount and the AB Amount, on a per share basis with respect to such shares of Class A Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class A Amount or the AB Amount shall not be effected as a result of any such subdivision or combination.

(g) ***Adjustments for Subdivisions or Combinations affecting Class B Common Stock.*** In the event the outstanding shares of Class B Common Stock (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class B Common Stock, the Class B Amount and the AB Amount shall, on a per share basis with respect to such shares of Class B Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class B Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class B Common Stock, the Class B Amount and the AB Amount, on a per share basis with respect to such shares of Class B Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class B Amount or the AB Amount shall not be effected as a result of any such subdivision or combination.

(h) ***Adjustments for Subdivisions or Combinations affecting Class C Common Stock.*** In the event the outstanding shares of Class C Common Stock (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class C Common Stock, the Class C Amount shall, on a per share basis with respect to such shares of Class C Common Stock and concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class C Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class C Common Stock, the Class C Amount on a per share basis with respect to such shares of Class C Common Stock and concurrently with the effectiveness of such combination, be proportionately increased. For the avoidance of doubt, the aggregate amount of the Class C Amount shall not be effected as a result of any such subdivision or combination

(i) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; (iii) an exclusive, irrevocable license of all or substantially all of the intellectual property of the Corporation to a third party taken as a whole by means of any transaction or series of related transactions, except where such exclusive, irrevocable license is to a wholly-owned subsidiary of the Corporation; or (iv) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

4. **Voting.**

(a) ***Generally.*** Except as otherwise expressly provided herein or as required by law, all holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held. Fractional votes shall not be permitted and any fractional voting rights shall be disregarded. All holders of Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

**LL Cboe Silexx, LLC**

# Delaware

The First State



*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE SILEXX, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2017, AT 5:28 O`CLOCK P.M.*


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

6579769 8100
SR# 20176640256

Authentication: 203411319
Date: 10-17-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:28 PM 10/16/2017
FILED 05:28 PM 10/16/2017
SR 20176640256 - File Number 6579769

# CERTIFICATE OF FORMATION

# OF

# CBOE SILEXX, LLC

This Certificate of Formation of Cboe Silexx, LLC (the "Company"), dated as of October 16, 2017, is being duly executed and filed by CBOE Holdings, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Cboe Silexx, LLC.
2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.
3. This Certificate of Formation shall be effective upon filing.

*[Signature page follows]*

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cboe Silexx, LLC this 16th day of October, 2017.

**CBOE Holdings, Inc.**

By: [signature]
Name: Edward T. Tilly
Title: Chief Executive Officer

**Being the sole member of Cboe Silexx, LLC**

MM Digital Asset Benchmark Administration, LLC

# Delaware

The First State



*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DIGITAL ASSET BENCHMARK ADMINISTRATION, LLC", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF OCTOBER, A.D. 2017, AT 11:18 O`CLOCK A.M.*


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

6521366 8100
SR# 20176650153

Authentication: 203415591
Date: 10-18-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

**CERTIFICATE OF FORMATION**

**OF**

**DIGITAL ASSET BENCHMARK ADMINISTRATION, LLC**

This Certificate of Formation of Digital Asset Benchmark Administration, LLC (the "Company"), dated as of October 17, 2017, is being duly executed and filed by Cboe Global Markets, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Digital Asset Benchmark Administration, LLC.
2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.
3. This Certificate of Formation shall be effective upon filing.

*[Signature page follows]*

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 10/17/2017
FILED 11:18 AM 10/17/2017
SR 20176650153 - File Number 6580198

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Digital Asset Benchmark Administration, LLC this 17th day of October, 2017.

**Cboe Global Markets, Inc.**

By: ____________________
Name: Edward T. Tilly
Title: Chief Executive Officer

**Being the sole member of Digital Asset Benchmark Administration, LLC**

## Exhibit D

**Exhibit Request:**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

---

1. For the financial statements of Cboe Bats LLC, Bats Global Markets Holdings, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc. Direct Edge LLC, Cboe EDGX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe ETF.com, IndexPubs S.A., Omicron Acquisition Corp, Cboe Hong Kong Limited, Cboe Worldwide Holdings Limited, Cboe Europe, Limited, Cboe Chi-X Europe, Ltd., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe SEF, LLC, Bats Hotspot IB, Cboe FX Services, LLC, Cboe International Holdings Limited, Cboe FX Asia Pte. Ltd., Cboe Global Markets, Inc., Cboe UK Limited, Cboe Building Corporation, Cboe Livevol, LLC Cboe Vest Group, Inc., Cboe Vest, LLC, Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Tradelegs LLC, Cboe Silexx, LLC, Cboe Data Services, LLC

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2017 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

**Cboe Exchange, Inc.**

(formerly known as Chicago Board Options Exchange, Incorporated.)

Financial Statements

As of and for the Year ended December 31, 2017

(with Independent Auditors' Report Thereon)



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe Exchange, Incorporated:

We have audited the accompanying financial statements of Cboe Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of Cboe Global Markets, Inc.), which comprise the balance sheet as of December 31, 2017, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Incorporated as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

# Cboe Exchange, Inc.
## Balance Sheet
## December 31, 2017

| (in thousands, except share amounts) | | December 31, 2017 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 19,468 |
| Accounts receivable—Net of allowances of $173 | | 61,579 |
| Marketing fee receivable | | 7,116 |
| Other prepaid expenses | | 2,724 |
| Other current assets | | 123 |
| **Total Current Assets** | | 91,010 |
| **Investments** | | 42,795 |
| **Property and Equipment:** | | |
| Furniture and equipment | | 88,498 |
| Less accumulated depreciation and amortization | | (73,605) |
| **Total Property and Equipment - Net** | | 14,893 |
| **Other Assets:** | | |
| Due from related parties | | 263,693 |
| Software development work in progress | | 4,482 |
| Data processing software and other assets—Net of accumulated amortization of $173,923 | | 29,755 |
| Deferred tax asset | | 7,633 |
| **Total Other Assets—Net** | | 305,563 |
| **Total** | $ | 454,261 |
| **Liabilities and Stockholder's Equity** | | |
| **Current Liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 63,414 |
| Marketing fee payable | | 7,811 |
| Deferred revenue and other liabilities | | 12,249 |
| Post-retirement medical benefits | | 82 |
| **Total Current Liabilities** | | 83,556 |
| **Long-term Liabilities:** | | |
| Due to related parties | | 96,573 |
| Post-retirement medical benefits - long term | | 1,845 |
| Income taxes liability | | 40,486 |
| Other long-term liabilities | | 1,014 |
| **Total Long-term Liabilities** | | 139,918 |
| **Total Liabilities** | | 223,474 |
| **Stockholder's Equity:** | | |
| Common stock, $0.01 par value: 1,000 shares authorized and outstanding | | — |
| Additional paid-in-capital | | 21,855 |
| Retained earnings | | 209,648 |
| Accumulated other comprehensive loss | | (716) |
| **Total Stockholder's Equity** | | 230,787 |
| **Total** | $ | 454,261 |

See notes to financial statements

**Cboe Exchange, Inc.**
**Statement of Income**
**For the Year ended December 31, 2017**

| (in thousands) | | Year Ended December 31, 2017 |
|---|---|---|
| **Revenues:** | | |
| Transaction fees | $ | 394,657 |
| Access fees | | 41,954 |
| Exchange services and other fees | | 31,353 |
| Market data fees | | 15,840 |
| Regulatory fees | | 50,209 |
| Other revenue | | 14,896 |
| **Total Revenues** | | **548,909** |
| | | |
| **Cost of Revenues:** | | |
| Routing and clearing | | 13,302 |
| Section 31 fees | | 14,250 |
| Royalty fees | | 75,403 |
| **Total Cost of Revenues:** | | **102,955** |
| **Revenue Less Cost of Revenues:** | | **445,954** |
| | | |
| **Operating Expenses:** | | |
| Compensation and benefits | | 110,078 |
| Depreciation and amortization | | 30,822 |
| Technology support services | | 15,424 |
| Professional fees and outside services | | 41,783 |
| Travel and promotional expenses | | 11,479 |
| Facilities costs | | 14,773 |
| Other expenses | | 2,862 |
| **Total Operating Expenses** | | **227,221** |
| | | |
| **Operating Income** | | **218,733** |
| **Other Income:** | | |
| Investment and other income | | 6,598 |
| Net gain from investments | | 1,382 |
| **Total Other Income** | | **7,980** |
| **Income Before Income Taxes** | | **226,713** |
| Income tax provision | | 85,041 |
| **Net Income** | | **141,672** |
| | | |
| **Comprehensive Income - net of tax** | | |
| Post-retirement benefit obligation adjustment | | 46 |
| | | |
| **Comprehensive Income** | $ | **141,718** |

See notes to financial statements

**Cboe Exchange, Inc.**
**Statement of Cash Flow**
**For the Year ended December 31, 2017**

| **(in thousands)** | | **Year Ended December 31, 2017** |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ | 141,672 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | |
| Depreciation and amortization | | 30,822 |
| Provision for deferred income taxes | | (16,037) |
| Stock compensation | | (23,207) |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (5,203) |
| Marketing fee receivable | | (431) |
| Income taxes receivable | | 331 |
| Other prepaid expenses | | 454 |
| Other current assets | | (13) |
| Due from related parties | | (108,756) |
| Accounts payable and accrued expenses | | (391) |
| Marketing fee payable | | 593 |
| Deferred revenue | | 10,757 |
| Post-retirement medical benefits | | 30 |
| Income taxes liability | | (5,823) |
| Other long-term liabilities | | (1,172) |
| **Net Cash Flows provided by Operating Activities** | | **23,626** |
| Cash Flows from Investing Activities: | | |
| Capital, software in-service and other assets expenditures | | (11,465) |
| Investments | | (53) |
| **Net Cash Flows used in Investing Activities** | | **(11,518)** |
| Cash Flows from Financing Activities: | | |
| Payment of dividends | | (70,301) |
| **Net Cash Flows used in Financing Activities** | | **(70,301)** |
| **Net Decrease in Cash and Cash Equivalents** | | **(58,193)** |
| **Cash and Cash Equivalents at Beginning of Year** | | **77,661** |
| **Cash and Cash Equivalents at End of Year** | **$** | **19,468** |

See notes to financial statements

**Cboe Exchange, Inc.**
**Statement of Stockholder's Equity**
**For the Year ended December 31, 2017**

| (in thousands) | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Stockholder's Equity |
|---|---|---|---|---|---|
| January 1, 2017 | $ — | $ 22,165 | $ 138,277 | $ (762) | $ 159,680 |
| Cash dividends on common stock | | | (70,301) | | (70,301) |
| Tax sharing allocation with the Parent | | (310) | | | (310) |
| Net income | | | 141,672 | | 141,672 |
| Post-retirement benefit obligation adjustment | | | | 46 | 46 |
| December 31, 2017 | $ — | $ 21,855 | $ 209,648 | $ (716) | $ 230,787 |

**Cboe Exchange, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of and for the Year ended December 31, 2017**

## (1) Nature of Business

Cboe Exchange, Inc. ("Cboe" or "the Company") operates a market that offers trading of exclusive options on various market indexes (index options), as well as on non-exclusive "multiply-listed" options, such as options on the stocks of individual corporations (equity options) and options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options.

In October 2017, the Parent of Cboe changed its legal name from CBOE Holdings, Inc. to Cboe Global Markets, Inc. ("the Parent"), and the Company's name was changed from Chicago Board Options Exchange, Incorporated. to Cboe Exchange, Inc.

## (2) Summary of Significant Accounting Policies

### (a) *Basis of Presentation*

The accompanying financial statements for Cboe have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if Cboe had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to Cboe.

### (b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

### (c) *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. The Company places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business; therefore concentrations of credit risk are limited. There are no redemption restrictions on the Company's invested cash balances.

### (d) *Accounts Receivable*

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

### (e) *Prepaid Expenses*

Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses which are amortized over the respective periods.

### (f) *Investments*

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading").

The investment in OCC is accounted for under the cost-method of accounting for investments.

The investments in Signal Trading is accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

**(g)** ***Property and Equipment***

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

**(h)** ***Software Development Work in Progress and Data Processing Software and Other Assets***

Cboe expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

**(i)** ***Due from Related Parties***

Consists primarily of amounts owed from related parties including the Parent, subsidiaries of the Parent and other related parties.

**(j)** ***Due to Related Parties***

Consists primarily of amounts owed to related parties including the Parent, subsidiaries of the Parent and other related parties.

***(k)*** ***Employee Benefit Plans***

The funded status of a post-retirement benefit plan is recognized in the balance sheet and changes in that funded status are recognized in the year of change. Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss as well as through the income statement, as applicable.

**(l)** ***Commitments and Contingencies—Litigation***

Cboe accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

**(m)** ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of Cboe. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services, trading floor charges and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include income from OPRA. OPRA is a limited liability company consisting of fifteen-member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under Cboe rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

**(n)** ***Cost of Revenues***

Routing and Clearing: Various rules require that U.S. options trade executions occur at the National Best Bid/Offer (NBBO) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby Cboe delivers orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. The Company utilizes third-party brokers to facilitate such delivery.

Section 31 Fees: Exchanges under the authority of the SEC are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. The Company treats these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades. Accordingly, the Company recognizes the amounts that are charged under Section 31 as a cost of revenues and the corresponding amount that is charged to customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

Royalty fees: Royalty fees primarily consist of license fees paid by the Company for the use of underlying indexes in our proprietary products usually based on contracts traded. The Company has licenses with the owners of the S&P 500 Index, S&P 100 Index and certain other S&P indexes, the FTSE Russell, DJIA, MSCI indexes, and certain other index products. This category also includes fees related to the dissemination of market data related to S&P indexes.

**(o)** ***Advertising Costs***

Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference convention costs related to trade shows and other industry events are expensed as incurred or amortized over the respective period. Advertising costs are included in travel and promotional expenses in the statement of income.

**(p)** ***Income Taxes***

Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in Cboe's statement of income and are classified on the balance sheet with the related income taxes liability.

The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

**(3) Investments**

At December 31, 2017, Cboe's investments were comprised of the following (in thousands):

| | | 2017 |
|---|---|---|
| Investment in OCC | $ | 30,333 |
| Investment in Signal Trading | | 12,462 |
| Investments | $ | 42,795 |

Cboe holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence. On March 28, 2017, OCC declared a dividend in accordance with the policies adopted under its new capital plan. The Company's portion of the dividend, payable following issuance of OCC's financial statements for 2017, is $5.3 million and is recorded under investment income in the Company's statement of income.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade. During the year ended December 31, 2017, the Company recorded contributions to and equity earnings in Signal Trading of $1.9 million and $1.4 million, respectively. Additionally, the Company received distributions from Signal Trading of $3.3 million which reduced the carrying value of the investment.

**(4) Related Party Transactions**

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from or to the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

| | | 2017 |
|---|---|---|
| Compensation and benefits | $ | 23,207 |
| Facilities costs | | 13,189 |
| Salaries (allocated from Cboe) | | (334) |

**(5) Accounts Payable and Accrued Liabilities**

At December 31, 2017, accounts payable and accrued liabilities consisted of the following (in thousands):

| | 2017 |
|---|---|
| Compensation and benefit-related liabilities | $ 25,617 |
| Royalties | 17,422 |
| Accounts payable | 978 |
| Contract services (1) | 6,570 |
| Legal | 1,427 |
| Section 31 fees payable | 5,621 |
| Market Linkage | 569 |
| Other | 5,210 |
| Total | $ 63,414 |

(1) Reflects costs primarily for certain regulatory functions and contract programming work related to projects that are in process.

**(6) Deferred Revenue**

The following table summarizes the activity in deferred revenue for the year ended December 31, 2017.

| (in thousands) | Balance at January 1, 2017 | Cash Additions | Revenue Recognition | Balance at December 31, 2017 |
|---|---|---|---|---|
| Liquidity provider sliding scale | $ — | $ 19,200 | $ (14,400) | $ 4,800 |
| Other, net | 1,492 | 7,620 | (1,381) | 7,731 |
| Total deferred revenue | $ 1,492 | $ 26,820 | $ (15,781) | $ 12,531 |

Liquidity providers are eligible to participate in the sliding scale program, which involves prepayment of transaction fees, and receive reduced fees based on the achievement of certain volume thresholds within a month. The prepayment of 2017 transaction fees totaled $19.2 million. This amount was amortized and recorded as transaction fees over the respective twelve month period.

**(7) Income Taxes**

Deferred tax assets consist of the following components as of December 31, 2017 (in thousands):

| | |
|---|---|
| Deferred tax assets: | |
| Accrued expenses | $ 7,098 |
| Deferred revenue | 3,256 |
| Equity compensation | 4,481 |
| Unrecognized tax benefits | 3,977 |
| Other | 745 |
| Total deferred tax assets | $ 19,557 |
| Deferred tax liabilities: | |
| Investment in affiliates | (1,164) |
| Property, plant and equipment | (10,288) |
| Other | (472) |
| Total deferred tax liabilities | $ (11,924) |
| Net deferred tax asset | $ 7,633 |

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following (in thousands):

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 90,045 |
| State | | 11,033 |
| Total current tax expense | | 101,078 |
| Deferred income tax (benefit) expense: | | |
| Federal | | (12,445) |
| State | | (3,592) |
| Total deferred tax (benefit) expense | | (16,037) |
| Income tax provision | $ | 85,041 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following (in thousands):

| | | | |
|---|---|---|---|
| Computed "expected" tax provision | $ | 79,349 | 35.0 % |
| (Decrease) increase in income tax resulting from: | | | |
| Section 199 benefits | | (4,527) | (2.0)% |
| State income taxes | | 11,747 | 5.2 % |
| Impact of federal and state rate changes, net | | 4,716 | 2.1 % |
| Change of unrecognized tax benefits | | (1,413) | (0.6)% |
| Dividends received deduction | | (1,723) | (0.8)% |
| Tax credits | | (1,000) | (0.5)% |
| Other | | (2,108) | (0.9)% |
| Income tax provision | $ | 85,041 | 37.5 % |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows (in thousands):

| | | |
|---|---|---|
| Balance at beginning of year | $ | 36,994 |
| Additions for current year tax positions | | 6,721 |
| Additions for prior year tax positions | | 4,545 |
| Reductions for prior year tax positions | | (14,304) |
| Reductions related to expirations of statute of limitations | | — |
| Adjustments for accounting policy change | | 139 |
| Settlements | | — |
| Balance at end of year | $ | 34,095 |

The Company amended its tax sharing agreement with the Parent effective January 1, 2017 to switch from the separate return to pro rata basis of allocating income tax. The impact to the Company of amending the agreement was recorded to additional paid in capital.

At December 31, 2017, the Company had $35.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $6.4 million related to uncertain tax positions at December 31, 2017. Total interest and penalties decreased by $2.6 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $4.5 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2015 and 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

**(8) Fair Value Measurements**

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

Cboe applied Financial Accounting Standards Board ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Cboe's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2017. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

| (in thousands) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value: | | | | |
| Cash and cash equivalents | $ 16,968 | $ — | $ — | $ 16,968 |
| Money market funds | 2,500 | — | — | 2,500 |
| Total assets at fair value at December 31, 2017 | $ 19,468 | $ — | $ — | $ 19,468 |

**(9) Commitments and Contingencies**

As of December 31, 2017, Cboe was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

*SIFMA*

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

*Other*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

**(10) Subsequent Events**

In February 2018, Cboe entered into a closing agreement with a state tax authority for the income tax examination of tax years 2007 through 2014 (the "Closing Agreement"). Pursuant to the terms of the Closing Agreement, Cboe paid additional tax and interest of $0.8 million. At December 31, 2017, Cboe had recorded a gross liability for the related state tax uncertainties of approximately $6.9 million. As a result of the Closing Agreement in the first quarter of 2018, Cboe recorded a net tax benefit of approximately $4.6 million

*VIX Litigation*

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, have been filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the class actions in the federal district court for the Northern District of Illinois. The cases assert causes of action for alleged violations of the Sherman Act, the Commodity Exchange Act and/or the Securities Exchange Act. Plaintiffs seek damages in an unspecified amount, and relief including treble damages, punitive damages and/or restitution, injunctive and equitable relief, pre and post judgment interest, attorneys' fees and expenses and such other relief as the court may deem just and proper. Given the preliminary nature of the proceedings, the Company is still evaluating the facts underlying the complaints, however, the Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

The Company has evaluated subsequent events through June 28, 2018, the date at which the financial statements were available to be issued and determined that there are no other events that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

**Cboe C2 Exchange, Inc.**

(formerly known as C2 Options Exchange, Incorporated.)

Financial Statements

As of and for the Year ended December 31, 2017

(with Independent Auditors' Report Thereon)



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe Exchange, Incorporated:

We have audited the accompanying financial statements of Cboe Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of Cboe Global Markets, Inc.), which comprise the balance sheet as of December 31, 2017, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Incorporated as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Cboe C2 Exchange, Inc.**
**Balance Sheet**
**December 31, 2017**

| (in thousands, except share amounts) | | December 31, 2017 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 3,343 |
| Accounts receivable | | 4,368 |
| Other prepaid expenses | | 476 |
| **Total Current Assets** | | 8,187 |
| **Equipment:** | | |
| Data processing hardware and other equipment | | 9,712 |
| Less accumulated depreciation and amortization | | (8,651 ) |
| **Total Equipment - Net** | | 1,061 |
| **Other Assets:** | | |
| Due from related parties | | 5,971 |
| Data processing software and other assets (less accumulated amortization of $12,690) | | 593 |
| Deferred tax asset | | 2,611 |
| Notes receivable - long-term | | 1,000 |
| **Total Other Assets—Net** | | 10,175 |
| **Total** | $ | 19,423 |
| **Liabilities and Stockholder's Equity** | | |
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ | 2,053 |
| Deferred revenue | | 1,062 |
| **Total Current Liabilities** | | 3,115 |
| **Total Liabilities** | | 3,115 |
| **Stockholder's Equity:** | | |
| Common stock, $0.01 par value: 1,000 shares authorized and outstanding | | — |
| Additional paid-in-capital | | 48,387 |
| Retained deficit | | (32,079 ) |
| **Total Stockholder's Equity** | | 16,308 |
| **Total** | $ | 19,423 |

See notes to financial statements

**Cboe C2 Exchange, Inc.**
**Statement of Operations**
**For the Year ended December 31, 2017**

| (in thousands) | | Year Ended December 31, 2017 |
|---|---|---|
| **Revenues:** | | |
| Transaction fees | $ | 73,174 |
| Access fees | | 2,889 |
| Exchange services and other fees | | 3,625 |
| Market data fees | | 2,260 |
| Regulatory fees | | 6,898 |
| Other revenue | | 27 |
| **Total Revenues** | | **88,873** |
| | | |
| **Cost of Revenues:** | | |
| Liquidity payments | | 60,309 |
| Routing and clearing | | 743 |
| Section 31 fees | | 2,098 |
| Royalty fees | | 1,117 |
| Other | | — |
| **Total cost of revenues** | | **64,267** |
| **Revenue Less Cost of Revenues:** | | **24,606** |
| | | |
| **Operating Expenses:** | | |
| Compensation and benefits | | 2,256 |
| Depreciation and amortization | | 2,349 |
| Technology support services | | 4,032 |
| Professional fees and outside services | | 7,361 |
| Travel and promotional expenses | | 41 |
| Facilities costs | | 365 |
| Other expenses | | 22 |
| **Total Operating Expenses** | | **16,426** |
| | | |
| **Operating Income** | | **8,180** |
| **Other Income:** | | |
| Investment and other income | | 8 |
| **Total Other Income** | | **8** |
| **Income Before Income Taxes** | | **8,188** |
| Income tax provision | | 4,339 |
| **Net Income** | $ | **3,849** |

See notes to financial statements

**Cboe C2 Exchange, Inc.**
**Statement of Cash Flow**
**For the Year ended December 31, 2017**

| (in thousands) | | Year Ended December 31, 2017 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | $ | 3,849 |
| Adjustments to reconcile net income to net cash flows used in operating activities: | | |
| Depreciation and amortization | | 2,349 |
| Provision for deferred income taxes | | 818 |
| Stock-based compensation | | 94 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (1,568) |
| Income taxes receivable | | 32 |
| Prepaid expenses | | (26) |
| Due to/(from) other related parties | | (5,918) |
| Accounts payable and accrued expenses | | 501 |
| Deferred revenue and other liabilities | | 155 |
| Income taxes payable | | (118) |
| Income taxes liability | | 3,260 |
| **Net Cash Flows provided by Operating Activities** | | **3,428** |
| **Cash Flows from Investing Activities:** | | |
| Capital and other assets expenditures | | (259) |
| **Net Cash Flows used in Investing Activities** | | **(259)** |
| **Net Increase in Cash and Cash Equivalents** | | **3,169** |
| **Cash and Cash Equivalents at Beginning of Year** | | **174** |
| **Cash and Cash Equivalents at End of Year** | **$** | **3,343** |

See notes to financial statements

**Cboe C2 Exchange, Inc.**
**Statement of Stockholder's Equity**
**For the Year ended December 31, 2017**

| (in thousands) | Common Stock | Additional Paid in Capital | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| January 1, 2017 | $ — | 45,000 | $ (35,928) | $ 9,072 |
| Tax sharing allocation with the Parent | | 3,387 | | 3,387 |
| Net income | | | 3,849 | 3,849 |
| December 31, 2017 | $ — | $ 48,387 | $ (32,079) | $ 16,308 |

See notes to financial statements

**Cboe C2 Exchange, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of and for the Year ended December 31, 2017**

**(1) Nature of Business**

Cboe C2 Exchange, Inc. ("C2" or "the Company") operates a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options.

In October 2017, the Parent of C2 changed its legal name from CBOE Holdings, Inc. to Cboe Global Markets, Inc. ("the Parent"), and the Company's name was changed from C2 Options Exchange, Incorporated. to Cboe C2 Exchange, Inc.

**(2) Summary of Significant Accounting Policies**

**(a)** ***Basis of Presentation***

The accompanying financial statements for C2 have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to C2 as a whole.

**(b)** ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

**(c)** ***Cash and Cash Equivalents***

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

**(d)** ***Accounts Receivable***

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

**(e)** ***Prepaid Expenses***

Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

**(f)** ***Equipment***

Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

**(g)** ***Software Development Work in Progress and Data Processing Software and Other Assets***

C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

**(h)** ***Notes Receivable - Long-Term***

Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

**(i)** ***Due from related parties***

Consists primarily of amounts owed from related parties including the Parent and subsidiaries of Parent.

**(j)** ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees and Liquidity Payments: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis and recorded in revenues. The Company also pays liquidity payments to customers based on its published fee schedules which is considered consideration paid to customers and is recorded in cost of revenues.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

**(k)** ***Cost of Revenues***

Liquidity Payments: Liquidity payments are directly correlated to the volume of securities traded on our markets. The Company records the liquidity rebates paid to market participants providing liquidity as cost of revenue.

Routing and Clearing: Various rules require that U.S. options occur at the National Best Bid/Offer (NBBO) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby Cboe delivers orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. The Company utilizes third-party brokers to facilitate such delivery.

Section 31 Fees: Exchanges under the authority of the SEC are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. The Company treats these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades. Accordingly, the Company recognizes the amounts that are charged under Section 31 as a cost of revenues and the corresponding amount that is charged to customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

Royalty fees: Royalty fees primarily consist of license fees paid by the Company for the use of underlying indexes in proprietary products usually based on contracts traded. The Company has licenses with the owners of the S&P 500 Index, S&P 100 Index and certain other S&P indexes, the FTSE Russell, DJIA, MSCI indexes, and certain other index products. This category also includes fees related to the dissemination of market data related to S&P indexes.

(l) *Income Taxes*

Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheet with the related liability for unrecognized tax benefits.

The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

**(3) Related Party Transactions**

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

| | | **2017** |
|---|---|---|
| Stock-based compensation | $ | 94 |
| Facilities costs | | 365 |
| Salaries (allocated to C2) | | 334 |
| Legal fees | | 83 |

**(4) Accounts Payable and Accrued Expenses**

At December 31, 2017, accounts payable and accrued expenses consisted of the following (in thousands):

| | 2017 |
|---|---|
| Compensation and benefit related liabilities | $ 170 |
| Contract services | 186 |
| Royalties | 294 |
| Accounts payable | — |
| Section 31 fees payable | 822 |
| Market linkage | 54 |
| Other | 527 |
| Total | $ 2,053 |

**(5) Deferred Revenue**

The following tables summarize the activity in deferred revenue for the year ended December 31, 2017.

| (in thousands) | Balance at January 1, 2017 | Cash Additions | Revenue Recognition | Balance at December 31, 2017 |
|---|---|---|---|---|
| Options Regulatory Fee (1) | $ 902 | $ 318 | $ (158) | $ 1,062 |
| Other, net | 5 | — | (5) | — |
| Total deferred revenue | $ 907 | $ 318 | $ (163) | $ 1,062 |

(1) Like nearly all of the other options exchanges, C2 assesses an Options Regulatory Fee to each Permit Holder for all options transactions executed or cleared by the Permit Holder that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Permit Holders through their clearing firms by OCC on behalf of C2. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

**(6) Income Taxes**

Deferred tax assets consist of the following components as of December 31, 2017:

| | |
|---|---|
| Deferred tax assets: | |
| Organizational costs | $ 2,567 |
| State NOLs | 71 |
| Deferred revenue | 299 |
| Other | 37 |
| Total deferred tax assets | $ 2,974 |
| Deferred tax liabilities: | |
| Prepaid expenses | (148) |
| Property, plant and equipment | (215) |
| Total deferred tax liabilities | $ (363) |
| Net deferred tax asset | $ 2,611 |

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company released its valuation allowance during 2017 because management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 2,743 |
| State | | 778 |
| Total current tax expense | | 3,521 |
| Deferred income tax expense (benefit): | | |
| Federal | | 971 |
| State | | (153) |
| Total deferred tax (benefit) expense | | 818 |
| Income tax provision | $ | 4,339 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

| | | | |
|---|---|---|---|
| Computed "expected" tax provision | $ | 2,866 | 35.0 % |
| (Decrease) increase in income tax resulting from: | | | |
| Section 199 benefits | | (168) | (2.1)% |
| State income taxes | | 473 | 5.8 % |
| Impact of federal and state rate changes, net | | 1,096 | 13.4 % |
| Change of unrecognized tax benefits | | 112 | 1.4 % |
| Other | | (40) | (0.5)% |
| Income tax provision | $ | 4,339 | 53.0 % |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

| | | |
|---|---|---|
| Balance at beginning of year | $ | 115 |
| Additions for current year tax positions | | 157 |
| Additions for prior year tax positions | | 82 |
| Reductions for prior year tax positions | | (68) |
| Reductions related to expirations of statute of limitations | | — |
| Adjustments for accounting policy change | | (13) |
| Settlements | | — |
| Balance at end of year | $ | 273 |

The Company amended its tax sharing agreement with the Parent effective January 1, 2017 to switch from the separate return to pro rata basis of allocating income tax. The impact to the Company of amending the agreement was booked to additional paid in capital which primarily relates to changes in the valuation allowance required.

At December 31, 2017, the Company had $0.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5 thousand related to uncertain tax positions at December 31, 2017. Total interest and penalties increased by $4 thousand in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $1.0 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2015 and 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

**(7) Fair Value Measurements**

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

Cboe applied ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2017. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

| **(amounts in thousands)** | **Level 1** | **Level 2** | **Level 3** | **Total** |
|---|---|---|---|---|
| Assets at fair value: | | | | |
| Cash and cash equivalents | $ 3,343 | $ — | $ — | $ 3,343 |
| Note receivable - long-term | — | — | 1,000 | 1,000 |
| Total assets at fair value at December 31, 2017 | $ 3,343 | $ — | $ 1,000 | $ 4,343 |

**(8) Commitments and Contingencies**

As of December 31, 2017, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

*SIFMA*

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

*Other*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

**(10) Subsequent Events**

C2 has evaluated subsequent events through June 28, 2018, the date at which the financial statements were available to be issued and determined that there are no other events that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

**Cboe BZX Exchange, Inc.**

(formerly known as Bats BZX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

**Cboe BZX Exchange, Inc.**

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | |
| Financial Statements: | |
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Stockholder's Deficit | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 |



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Cboe BZX Exchange, Inc.**
Statement of Financial Condition
December 31, 2017
(In thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | $ | 40,966 |
| Other receivables | | 2,810 |
| Total current assets | | 43,776 |
| Property and equipment, net | | 88 |
| Deferred income taxes | | 3,010 |
| Other assets | | 3,225 |
| Total assets | $ | 50,099 |
| **Liabilities and Stockholder's Deficit** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ | 13,417 |
| Section 31 fees payable | | 35,235 |
| Intercompany payable | | 29,921 |
| Other current liabilities | | 408 |
| Total current liabilities | | 78,981 |
| Unrecognized tax benefits | | 13,857 |
| Stockholder's deficit: | | |
| Accumulated deficit | | (42,739) |
| Total stockholder's deficit | | (42,739) |
| Total liabilities and stockholder's deficit | $ | 50,099 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**

Statement of Income

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 538,676 |
| Access fees | | 28,942 |
| Market data fees | | 55,640 |
| Exchange services and other fees | | 5,780 |
| Regulatory transaction fees | | 109,019 |
| Other revenue | | 1,659 |
| Total revenues | | 739,716 |
| Cost of revenues: | | |
| Liquidity payments | | 480,773 |
| Section 31 fees | | 106,896 |
| Routing and clearing | | 17,699 |
| Total cost of revenues | | 605,368 |
| Revenues less cost of revenues | | 134,348 |
| Operating expenses: | | |
| Compensation and benefits | | 19,094 |
| Management fee | | 4,394 |
| Depreciation | | 141 |
| Technology support services | | 5,408 |
| Professional fees and outside services | | 5,193 |
| Travel and promotional expenses | | 1,459 |
| Facilities costs | | 961 |
| Other expenses | | 373 |
| Total operating expenses | | 37,023 |
| Operating income | | 97,325 |
| Non-operating income: | | |
| Interest income | | 8 |
| Income before income tax provision | | 97,333 |
| Income tax provision | | 41,277 |
| Net income | $ | 56,056 |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**

Statement of Changes in Stockholder's Deficit

Year ended December 31, 2017

(In thousands)

| | Accumulated deficit | Total stockholder's deficit |
|---|---|---|
| Balance at December 31, 2016 | $ (78,139) | $ (78,139) |
| Distribution to Parent | (20,656) | (20,656) |
| Net income | 56,056 | 56,056 |
| Balance at December 31, 2017 | $ (42,739) | $ (42,739) |

See accompanying notes to financial statements.

**Cboe BZX Exchange, Inc.**

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 56,056 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 141 |
| Deferred income taxes | | 1,341 |
| Changes in assets and liabilities: | | |
| Receivables | | 3,448 |
| Intercompany payable | | (36,785) |
| Other assets | | (2,042) |
| Accounts payable and accrued liabilities | | (7,479) |
| Unrecognized tax benefits | | 6,514 |
| Section 31 fees payable | | (494) |
| Other liabilities | | (44) |
| Net cash provided by operating activities | | 20,656 |
| Cash flows from financing activities: | | |
| Distribution to Parent | | (20,656) |
| Net cash used in financing activities | | (20,656) |
| Increase in cash and cash equivalents | | - |
| Cash and cash equivalents: | | |
| Beginning of year | | - |
| End of year | $ | - |

See accompanying notes to financial statements.

## (1) Nature of Operations

Cboe BZX Exchange, Inc. (the Company or Cboe), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Chicago, Illinois area with additional offices in Kansas City, Missouri and New York, New York. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs) and provides market data products to its member firms.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats BZX Exchange, Inc. to Cboe BZX Exchange, Inc.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

### *(b) Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

### *(c) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits and the receivable for market data fees.

### *(d) Cash and Cash Equivalents*

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

*(e)* ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

*(f)* ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

*(g)* ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than



(continued)

50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

***(h) Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees and Liquidity Payments**

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

**Access Fees**

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Exchange Services and Other Fees**

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

**Market Data Fees**

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

**Regulatory Transaction and Section 31 Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

## (3) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2017 (in thousands):

| | |
|---|---|
| Accounts payable | $ 13,267 |
| Accrued liabilities | 150 |
| | $ 13,417 |

## (4) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at the time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.2 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

| | |
|---|---|
| Compensation and benefits | $ 19,094 |
| Management fee | 4,394 |
| Technology support services | 4,222 |
| Professional fees and outside services | 1,164 |



(continued)

(In thousands)

| | |
|---|---|
| Travel and promotional expenses | 1,459 |
| Facilities costs | 961 |
| Other expenses | 770 |
| | $ 32,064 |

## (5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred revenue | $ 113 |
| Property and equipment | 124 |
| Intangible assets | 115 |
| Unrecognized tax benefits | 2,658 |
| Total deferred tax assets | $ 3,010 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

| | |
|---|---|
| Current tax expense: | |
| Federal | $ 31,100 |
| State | 8,835 |
| Total current tax expense | 39,935 |
| Deferred income tax (benefit) expense: | |
| Federal | 1,447 |
| State | (105) |
| Income tax provision | $ 41,277 |



(continued)

(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

| | | |
|---|---|---|
| Computed "expected" tax provision | $ 34,067 | 35.0% |
| (Decrease) increase in income tax resulting from: | | |
| Section 199 benefits | (1,383) | (1.4)% |
| State income taxes | 5,066 | 5.2% |
| Impact of federal and state rate changes, net | 1,277 | 1.3% |
| Change of unrecognized tax benefits | 2,150 | 2.2% |
| Other | 100 | 0.1% |
| Income tax provision | $ 41,277 | 42.4% |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

| | |
|---|---|
| Balance at beginning of year | $ 10,212 |
| Additions for current year tax positions | 1,388 |
| Additions for prior year tax positions | 485 |
| Reductions for prior year tax positions | (55) |
| Reductions related to expirations of statute of limitations | (457) |
| Balance at end of year | $ 11,573 |

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.3 million.

At December 31, 2017, the Company had $11.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $2.3 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.8 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $1.3 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax



(continued)

(In thousands)

examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

## (6) Commitments and Contingencies

### *Legal Proceedings*

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12,

(In thousands)

2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

**(7) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

**Cboe EDGA Exchange, Inc.**

(formerly known as Bats EDGA Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

**Cboe EDGA Exchange, Inc.**

**Table of Contents**

| | Page |
|---|---|
| Independent Auditors' Report | |
| Financial Statements: | |
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Stockholder's Equity | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 |



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Cboe EDGA Exchange, Inc.**

Statement of Financial Condition

December 31, 2017

(In thousands)

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Accounts receivable | $ | 7,819 |
| Intercompany receivable | | 23,364 |
| Total current assets | | 31,183 |
| Deferred income taxes | | 804 |
| Other assets | | 1,142 |
| Total assets | $ | 33,129 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 15 |
| Section 31 fees payable | | 7,494 |
| Other current liabilities | | 303 |
| Total current liabilities | | 7,812 |
| Unrecognized tax benefits | | 3,607 |
| Stockholder's equity: | | |
| Retained earnings | | 21,710 |
| Total stockholder's equity | | 21,710 |
| Total liabilities and stockholder's equity | $ | 33,129 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**
Statement of Income
Year ended December 31, 2017
(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 31,682 |
| Access fees | | 9,923 |
| Market data fees | | 13,756 |
| Exchange services and other fees | | 5,780 |
| Regulatory transaction fees | | 29,162 |
| Other revenue | | 469 |
| Total revenues | | 90,772 |
| Cost of revenues: | | |
| Liquidity payments | | 3,814 |
| Section 31 fees | | 29,162 |
| Routing and clearing | | 13,714 |
| Total cost of revenues | | 46,690 |
| Revenues less cost of revenues | | 44,082 |
| Operating expenses: | | |
| Compensation and benefits | | 2,986 |
| Management fee | | 749 |
| Technology support services | | 1,372 |
| Professional fees and outside services | | 1,951 |
| Travel and promotional expenses | | 291 |
| Facilities costs | | 158 |
| Other expenses | | 163 |
| Total operating expenses | | 7,670 |
| Income before income tax provision | | 36,412 |
| Income tax provision | | 16,120 |
| Net income | $ | 20,292 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

(In thousands)

| | Retained earnings | Total stockholder's equity |
|---|---|---|
| Balance at December 31, 2016 | $ 10,265 | $ 10,265 |
| Distribution to Parent | (8,847) | (8,847) |
| Net income | 20,292 | 20,292 |
| Balance at December 31, 2017 | $ 21,710 | $ 21,710 |

See accompanying notes to financial statements.

**Cboe EDGA Exchange, Inc.**

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 20,292 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income taxes | | (106) |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 2,476 |
| Intercompany receivable | | (10,462) |
| Other assets | | (1,072) |
| Accounts payable | | (57) |
| Unrecognized tax benefits | | 1,782 |
| Section 31 fees payable | | (4,001) |
| Other liabilities | | (5) |
| Net cash provided by operating activities | | 8,847 |
| Cash flows from financing activities: | | |
| Distribution to Parent | | (8,847) |
| Net cash used in financing activities | | (8,847) |
| Increase in cash and cash equivalents | | - |
| Cash and cash equivalents: | | |
| Beginning of year | | - |
| End of year | $ | - |

See accompanying notes to financial statements.

## (1) Nature of Operations

Cboe EDGA Exchange, Inc. (the Company or EDGA), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in Chicago, Illinois, with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats EDGA Exchange, Inc. to Cboe EDGA Exchange, Inc.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

### *(b) Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

### *(c) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

### *(d) Cash and Cash Equivalents*

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

### *(e) Accounts Receivable*

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

### *(f) Income Taxes*

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

### *(g) Revenue Recognition*

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

#### Transaction Fees and Liquidity Payments

The Company's "fee-fee" pricing model provides that a low fee is assessed for both the liquidity maker and the liquidity provider. Transaction fees are assessed and are considered earned upon the execution of a trade, are recognized on a trade date basis and are recorded on a gross basis in revenues and cost of revenues.

#### Access Fees

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Exchange Services and Other Fees**

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

**Market Data Fees**

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

**Regulatory Transaction and Section 31 Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

## (3) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.4 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

(In thousands)

| | | |
|---|---|---|
| Compensation and benefits | $ | 2,986 |
| Management fee | | 749 |
| Technology support services | | 839 |
| Professional fees and outside services | | 232 |
| Travel and promotional expenses | | 291 |
| Facilities costs | | 158 |
| Other expenses | | 163 |
| | $ | 5,418 |

## (4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred revenue | $ | 84 |
| Unrecognized tax benefits | | 720 |
| Total deferred tax assets | $ | 804 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 11,731 |
| State | | 4,496 |
| Total current tax expense | | 16,227 |
| Deferred income tax benefit: | | |
| Federal | | (71) |
| State | | (36) |
| Income tax provision | $ | 16,120 |



(continued)

(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

| | | |
|---|---|---|
| Computed "expected" tax provision | $ 12,744 | 35.0% |
| (Decrease) increase in income tax resulting from: | | |
| Section 199 benefits | (235) | (0.6)% |
| State income taxes | 1,901 | 5.2% |
| Impact of federal and state rate changes, net | (109) | (0.3)% |
| Change of unrecognized tax benefits | 1,782 | 4.9% |
| Other | 37 | 0.1% |
| Income tax provision | $ 16,120 | 44.3% |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

| | |
|---|---|
| Balance at beginning of year | $ 1,781 |
| Additions for current year tax positions | 425 |
| Additions for prior year tax positions | 1,050 |
| Reductions for prior year tax positions | (46) |
| Balance at end of year | $ 3,210 |

At December 31, 2017, the Company had $2.9 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.4 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.4 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.1 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands)

## (5) Commitments and Contingencies

***Legal Proceedings***

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange



(continued)

Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

**(6) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

**Cboe EDGX Exchange, Inc.**

(formerly known as Bats EDGX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

**Cboe EDGX Exchange, Inc.**

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | |
| Financial Statements: | |
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Stockholder's (Deficit) Equity | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 |



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's (deficit) equity, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Cboe EDGX Exchange, Inc.**

Statement of Financial Condition

December 31, 2017

(In thousands)

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Accounts receivable | $ | 32,974 |
| Intercompany receivable | | 20,965 |
| Other receivables | | 404 |
| Total current assets | | 54,343 |
| Deferred income taxes | | 424 |
| Other assets | | 2,828 |
| Total assets | $ | 57,595 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 10,570 |
| Section 31 fees payable | | 32,898 |
| Other current liabilities | | 335 |
| Total current liabilities | | 43,803 |
| Unrecognized tax benefits | | 1,887 |
| Stockholder's equity: | | |
| Retained Earnings | | 11,905 |
| Total stockholder's equity | | 11,905 |
| Total liabilities and stockholder's equity | $ | 57,595 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**
Statement of Income
Year ended December 31, 2017
(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 320,640 |
| Access fees | | 13,223 |
| Market data fees | | 47,136 |
| Exchange services and other fees | | 5,780 |
| Regulatory transaction fees | | 97,179 |
| Other revenue | | 1,118 |
| Total revenues | | 485,076 |
| Cost of revenues: | | |
| Liquidity payments | | 294,861 |
| Section 31 fees | | 96,447 |
| Routing and clearing | | 6,792 |
| Total cost of revenues | | 398,100 |
| Revenues less cost of revenues | | 86,976 |
| Operating expenses: | | |
| Compensation and benefits | | 19,799 |
| Management fee | | 2,909 |
| Technology support services | | 5,260 |
| Professional fees and outside services | | 4,062 |
| Travel and promotional expenses | | 1,524 |
| Facilities costs | | 1,001 |
| Other expenses | | 805 |
| Total operating expenses | | 35,360 |
| Operating income | | 51,616 |
| Non-operating income: | | |
| Interest income | | 7 |
| Income before income tax provision | | 51,623 |
| Income tax provision | | 20,687 |
| Net income | $ | 30,936 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**

Statement of Changes in Stockholder's (Deficit) Equity

Year ended December 31, 2017

(In thousands)

| | (Accumulated deficit) Retained earnings | Total stockholder's (deficit) equity |
|---|---|---|
| Balance at December 31, 2016 | $ (33,412) | $ (33,412) |
| Contribution from Parent | 14,381 | 14,381 |
| Net income | 30,936 | 30,936 |
| Balance at December 31, 2017 | $ 11,905 | $ 11,905 |

See accompanying notes to financial statements.

**Cboe EDGX Exchange, Inc.**

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 30,936 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income taxes | | 93 |
| Changes in assets and liabilities: | | |
| Receivables | | 2,599 |
| Intercompany receivable | | (42,626) |
| Other assets | | (1,777) |
| Accounts payable | | (1,915) |
| Unrecognized tax benefits | | 834 |
| Section 31 fees payable | | (2,537) |
| Other liabilities | | 12 |
| Net cash used in operating activities | | (14,381) |
| Cash flows from financing activities: | | |
| Contribution from Parent | | 14,381 |
| Net cash provided by financing activities | | 14,381 |
| Increase in cash and cash equivalents | | - |
| Cash and cash equivalents: | | |
| Beginning of year | | - |
| End of year | $ | - |

See accompanying notes to financial statements.

## (1) Nature of Operations

Cboe EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in Chicago, Illinois, with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats EDGX Exchange, Inc. to Cboe EDGX Exchange, Inc.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

### *(b) Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

### *(c) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

### *(d) Cash and Cash Equivalents*

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.



(continued)

*(e)* ***Accounts Receivable***

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

*(f)* ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

*(g)* ***Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees and Liquidity Payments**

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.



(continued)

**Access Fees**

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Exchange Services and Other Fees**

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

**Market Data Fees**

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

**Regulatory Transaction and Section 31 Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

## (3) Related Party Transactions

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $0.3 million and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2017 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 19,799 |
| Management fee | | 2,909 |
| Technology support services | | 4,363 |
| Professional fees and outside services | | 1,154 |
| Travel and promotional expenses | | 1,524 |
| Facilities costs | | 1,001 |
| Other expenses | | 805 |
| | $ | 31,555 |

## (4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2017:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred revenue | $ | 91 |
| Unrecognized tax benefits | | 333 |
| Total deferred tax assets | $ | 424 |

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 16,287 |
| State | | 4,308 |
| Total current tax expense | | 20,595 |
| Deferred income tax (benefit) expense: | | |



(continued)

(In thousands)

| | |
|---|---|
| Federal | 95 |
| State | (3) |
| Income tax provision | $ 20,687 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

| | | |
|---|---|---|
| Computed "expected" tax provision | $ 18,068 | 35.0% |
| (Decrease) increase in income tax resulting from: | | |
| Section 199 benefits | (703) | (1.4)% |
| State income taxes | 2,457 | 4.8% |
| Impact of federal and state rate changes, net | 45 | 0.1% |
| Change of unrecognized tax benefits | 834 | 1.6% |
| Other | (14) | 0.0% |
| Income tax provision | $ 20,687 | 40.1% |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

| | |
|---|---|
| Balance at beginning of year | $ 1,035 |
| Additions for current year tax positions | 754 |
| Additions for prior year tax positions | 23 |
| Reductions for prior year tax positions | (15) |
| Balance at end of year | $ 1,797 |

At December 31, 2017, the Company had $1.6 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.1 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.1 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.1 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.



(continued)

(In thousands)

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

## (5) Commitments and Contingencies

### *Legal Proceedings*

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On



(continued)

(In thousands)

December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

## (6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2017
(unaudited)

| | Cboe Bats LLC | BATS Global Markets Holdings | Cboe BZX Exchange, Inc | Cboe BYX Exchange, Inc. | Cboe Trading, Inc. | Direct Edge, LLC | Cboe EDGX Exchange, Inc. | Cboe EDGA Exchange, Inc. | Cboe ETF.com, Inc. |
|---|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | 33,215,989 | - | - | - | 31,476,944 | - | - | - | - |
| Financial investments | 46,784,489 | - | - | - | 493,544 | - | - | - | - |
| Accounts receivables, net | 109,078,084 | - | 2,810,316 | - | 71,774 | - | 404,441 | - | 749,298 |
| Marketing fee receivable | - | - | - | - | - | - | - | - | - |
| Intercompany receivable | 62,163,872 | 5,826,310 | 14,919,367 | 13,635,002 | 1,885,749 | - | 19,754,383 | 2,762,642 | 369,937 |
| Income taxes receivable | - | - | - | - | - | - | - | - | - |
| Other prepaid expenses | (447,094) | - | - | - | - | - | - | - | - |
| Other current assets | 4,359,148 | - | - | - | 6,861 | - | - | - | 13,262 |
| Total current assets | 255,154,565 | 5,826,310 | 17,729,683 | 13,635,002 | 33,944,872 | - | 20,158,824 | 2,762,642 | 1,132,997 |
| Investments | 673,763,300 | 664,351,258 | - | - | - | (18,808,138) | - | - | - |
| Land | - | - | - | - | - | - | - | - | - |
| Property and equipment, net | 29,038,882 | - | 87,933 | - | - | - | - | - | 12,418 |
| Goodwill | 2,296,745,038 | - | - | - | 19,628 | - | - | - | - |
| Intangible assets, net | 1,465,555,240 | - | - | - | - | - | - | - | - |
| Software development work in progress | - | - | - | - | - | - | - | - | - |
| Data processing software and other assets | - | - | - | - | - | - | - | - | - |
| Deferred taxes | - | - | - | - | - | - | - | - | - |
| Prepaid assets - long term | - | - | - | - | - | - | - | - | - |
| Other assets | 6,135,411 | 62,890 | 3,224,729 | 1,142,196 | 22,155 | - | 2,828,362 | 1,142,196 | 9,200 |
| Total assets | 4,716,395,836 | 670,240,457 | 21,042,344 | 14,777,199 | 33,986,654 | (18,808,138) | 22,987,185 | 3,904,839 | 1,154,615 |
| Liabilities and Stockholders' Equity | | | | | | | | | |
| Current Liabilities: | | | | | | | | | |
| Accounts payable and accrued liabilities | 43,645,040 | - | 150,342 | - | 2,769,414 | - | - | - | 223,071 |
| Marketing fee payable | 640,100 | - | - | - | - | - | - | - | - |
| Section 31 fees payable | - | - | 35,235,353 | 22,851,704 | 739,376 | - | 32,898,056 | 7,494,361 | - |
| Deferred revenue | 52,004 | - | 407,500 | 327,500 | - | - | 335,000 | 302,500 | 7,083 |
| Post retirement benefit obligation | - | - | - | - | - | - | - | - | - |
| Income tax payable | - | - | - | - | - | - | - | - | - |
| Current portion of long term debt | - | - | - | - | - | - | - | - | - |
| Current portion of contingent consideration liability | - | - | - | - | - | - | - | - | - |
| Deferred income taxes | - | - | - | - | - | - | - | - | - |
| Total current liabilities | 44,335,145 | - | 35,793,195 | 23,139,204 | 3,508,791 | - | 33,233,056 | 7,796,861 | 230,154 |
| Long term debt, less current portion | - | - | - | - | - | - | - | - | - |
| Post retirement benefit obligation long term | - | - | - | - | - | - | - | - | - |
| Contingent consideration liability | - | - | - | - | - | - | - | - | - |
| Income tax liability | 30,620 | 228,004 | 13,841,831 | 3,525,861 | 554,030 | - | 1,879,026 | 3,605,417 | - |
| Deferred income taxes | 383,530,951 | (22,528,641) | (2,350,928) | (609,331) | (76,776) | - | (253,616) | (560,583) | (715,827) |
| Intercompany payable | - | - | - | - | - | - | - | - | - |
| Other non current liabilities | 2,705,243 | - | - | - | - | - | - | - | - |
| Redeemable noncontrolling interest | - | - | - | - | - | - | - | - | - |
| Stockholders' equity: | | | | | | | | | |
| Common stock, $0.01 par value | 968,551 | 1 | 1 | 1 | 1 | - | - | - | - |
| Common stock in treasury | - | - | - | - | - | - | - | - | - |
| Additional paid in capital | 3,988,007,433 | 798,777,824 | (280,538,037) | (90,740,654) | 6,968,161 | 21,014,813 | (68,323,382) | (80,993,289) | 2,511,641 |
| Accumulated other comprehensive (loss) income | 54,993,378 | 54,859,096 | - | - | - | - | - | - | - |
| Retained earnings | 344,254,516 | (161,095,827) | 254,304,283 | 79,363,486 | 3,030,448 | (39,822,951) | 56,451,101 | 74,056,433 | (871,253) |
| Total stockholders' equity | 4,388,021,878 | 692,541,094 | (26,233,753) | (11,376,647) | 9,998,609 | (18,808,138) | (11,871,281) | (6,936,857) | 1,640,388 |
| Total liabilities and stockholders' equity | 4,716,395,836 | 670,240,457 | 21,042,344 | 14,777,199 | 33,986,654 | (18,808,138) | 22,987,185 | 3,904,839 | 1,154,615 |

| | Index Pulse | Omicron Acquisition Corp. | Cboe Hong Kong Limited | Cboe Worldwide Holdings Ltd | Cboe Europe Ltd. | Cboe Chi-X Europe Ltd. | Cboe FX Holdings, LLC | Cboe FX Markets, LLC | Cboe SEF, LLC |
|---|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | 227,415 | - | 57,680 | 100 | 38,670,133 | 356,080 | - | 2,375,856 | 1,461,888 |
| Financial investments | - | - | - | - | - | - | - | - | - |
| Accounts receivables, net | 990 | - | - | - | 9,708,991 | - | - | 6,475,347 | 45 |
| Marketing fee receivable | - | - | - | - | - | - | - | - | - |
| Intercompany receivable | 427 | (2,269,599) | 188,714 | (255,820) | (101,135) | 200,335 | - | 3,794,964 | (290,454) |
| Income taxes receivable | - | - | - | - | - | - | - | - | - |
| Other prepaid expenses | - | - | - | - | 33,578 | - | - | - | - |
| Other current assets | 12,593 | - | 16,611 | - | 1,157,138 | 423 | - | 234,542 | - |
| Total current assets | 241,424 | (2,269,599) | 259,005 | (255,720) | 48,458,104 | 556,836 | - | 14,880,711 | 1,171,489 |
| Investments | - | 603,767,463 | - | 703,694,814 | 10,182,455 | - | (40,738,471) | - | - |
| Land | - | - | - | - | - | - | - | - | - |
| Property and equipment, net | 10,065 | - | - | - | 7,603,556 | - | - | 3,140,232 | - |
| Goodwill | - | 105,336,844 | - | - | 283,526,629 | - | - | - | - |
| Intangible assets, net | - | - | - | - | 426,844,291 | - | - | - | 976,543 |
| Software development work in progress | - | - | - | - | - | - | - | - | - |
| Data processing software and other assets | - | - | - | - | - | - | - | - | - |
| Deferred taxes | - | - | - | - | 142 | - | - | - | - |
| Prepaid assets - long term | - | - | - | - | 812,641 | - | - | - | - |
| Other assets | 2,250 | 99,997,596 | 10,226 | - | 254,012 | - | - | 116,599 | - |
| Total assets | 253,739 | 806,812,304 | 269,231 | 703,439,094 | 778,781,830 | 556,836 | (40,738,471) | 36,137,543 | 2,148,033 |
| Liabilities and Stockholders' Equity | | | | | | | | | |
| Current Liabilities: | | | | | | | | | |
| Accounts payable and accrued liabilities | 137,700 | - | 25,720 | - | 9,292,330 | 1,391 | - | 2,346,995 | 21,000 |
| Marketing fee payable | - | - | - | - | - | - | - | - | - |
| Section 31 fees payable | - | - | - | - | - | - | - | - | - |
| Deferred revenue | - | - | - | - | 88,031 | - | - | - | - |
| Post retirement benefit obligation | - | - | - | - | - | - | - | - | - |
| Income tax payable | 33,637 | - | 2,033 | (325,966) | 2,948,853 | (54,879) | - | - | - |
| Current portion of long term debt | - | - | - | - | - | - | - | - | - |
| Current portion of contingent consideration liability | - | - | - | - | - | - | - | 56,552,000 | - |
| Deferred income taxes | - | - | - | - | - | - | - | - | - |
| Total current liabilities | 169,337 | - | 27,753 | (325,966) | 12,329,214 | (53,488) | - | 58,898,995 | 21,000 |
| Long term debt, less current portion | - | - | - | 99,997,596 | - | - | - | - | - |
| Post retirement benefit obligation long term | - | - | - | - | - | - | - | - | - |
| Contingent consideration liability | - | - | - | - | - | - | - | - | - |
| Income tax liability | - | 3,614,170 | - | - | - | - | - | - | - |
| Deferred income taxes | - | 69,947,134 | - | - | 72,475,512 | - | - | - | - |
| Intercompany payable | - | - | - | - | 300,331 | - | - | - | - |
| Other non current liabilities | - | - | - | - | 1,045,738 | - | - | - | - |
| Redeemable noncontrolling interest | - | - | - | - | - | - | - | - | - |
| Stockholders' equity: | | | | | | | | | |
| Common stock, $0.01 par value | - | 2 | - | - | 18 | 54,594,075 | - | - | - |
| Common stock in treasury | - | - | - | - | - | - | - | - | - |
| Additional paid in capital | 18,907 | 637,571,257 | 199,560 | 542,260,750 | 630,586,502 | (54,088,722) | (56,833,055) | (59,315,670) | 3,908,375 |
| Accumulated other comprehensive (loss) income | - | 54,859,095 | 31,993 | 54,859,095 | 54,834,607 | 44,964 | - | - | - |
| Retained earnings | 65,495 | 38,820,446 | 9,925 | 6,647,619 | 7,307,907 | 40,006 | 16,094,584 | 16,354,818 | (1,781,342) |
| Total stockholders' equity | 84,402 | 731,250,800 | 241,478 | 603,767,464 | 693,731,015 | 590,324 | (40,738,471) | (42,760,852) | 2,127,033 |
| Total liabilities and stockholders' equity | 253,739 | 806,812,304 | 269,231 | 703,439,094 | 778,781,830 | 556,836 | (40,738,471) | 36,137,543 | 2,148,033 |

| | Bats Hotspot BV | Cboe FX Services, LLC | Cboe International Holdings Limited | Cboe FX Europe Limited | Cboe FX Asia Pte LTD | Cboe Global Markets, Inc. | Cboe UK Limited | Cboe Building Corporation | Cboe Livevol, LLC |
|---|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | - | - | - | 5,543,638 | 35,512 | 3,343,575 | 587,895 | 39,629 | 2,736,311 |
| Financial investments | - | - | - | - | - | - | - | - | - |
| Accounts receivables, net | - | - | - | 10 | - | - | 4,949 | 2,366 | 1,451,525 |
| Marketing fee receivable | - | - | - | - | - | - | - | - | - |
| Intercompany receivable | - | - | (3,562) | 1,432,870 | 251,588 | (715,514,044) | (822,232) | (47,102,128) | (1,799,509) |
| Income taxes receivable | - | - | - | 142,400 | - | 57,061,301 | - | - | - |
| Other prepaid expenses | - | - | - | 194 | - | - | - | - | - |
| Other current assets | - | - | - | 128,154 | 15,984 | 311,609 | - | 446,864 | 245,907 |
| Total current assets | - | - | (3,562) | 7,247,367 | 302,995 | (694,395,539) | (229,392) | (46,614,089) | 3,634,235 |
| Investments | - | - | 7,017,873 | - | - | 4,307,554,602 | - | - | - |
| Land | - | - | - | - | - | - | - | 4,914,306 | - |
| Property and equipment, net | - | - | - | 444,357 | 14,221 | - | - | 23,519,774 | 1,284,774 |
| Goodwill | - | - | - | - | - | - | - | - | 6,255,000 |
| Intangible assets, net | - | - | - | - | - | - | - | - | 1,486,923 |
| Software development work in progress | - | - | - | - | - | - | - | - | 406,537.69 |
| Data processing software and other assets | - | - | - | - | - | - | - | - | 60,924 |
| Deferred taxes | - | - | - | - | - | - | - | - | - |
| Prepaid assets - long term | - | - | - | - | - | - | - | - | - |
| Other assets | - | - | - | 59,951 | 29,406 | - | - | - | - |
| Total assets | - | - | 7,014,312 | 7,751,076 | 339,624 | 3,633,159,064 | (229,392) | (18,180,009) | 17,128,397 |
| Liabilities and Stockholders' Equity | | | | | | | | | |
| Current Liabilities: | | | | | | | | | |
| Accounts payable and accrued liabilities | - | - | - | 991,241 | 127,035 | 33,485,391 | 13,567 | 2,931,538 | 1,750,531 |
| Marketing fee payable | - | - | - | - | - | - | - | - | - |
| Section 31 fees payable | - | - | - | - | - | - | - | - | - |
| Deferred revenue | - | - | - | - | - | - | - | - | 136,865 |
| Post retirement benefit obligation | - | - | - | - | - | - | - | - | - |
| Income tax payable | - | - | - | (8) | 20,118 | - | (13,177) | - | - |
| Current portion of long term debt | - | - | - | - | - | - | - | - | - |
| Current portion of contingent consideration liability | - | - | - | - | - | - | - | - | - |
| Deferred income taxes | - | - | - | - | - | - | - | - | - |
| Total current liabilities | - | - | - | 991,233 | 147,154 | 33,485,391 | 390 | 2,931,539 | 1,887,396 |
| Long term debt, less current portion | - | - | - | - | - | 1,237,949,586 | - | - | - |
| Post retirement benefit obligation long term | - | - | - | - | - | - | - | - | - |
| Contingent consideration liability | - | - | - | - | - | 11,250 | - | - | - |
| Income tax liability | - | - | - | - | - | - | - | - | - |
| Deferred income taxes | - | - | - | 1,792 | 36,011 | 4,608,889 | - | (863,143) | - |
| Intercompany payable | - | - | - | - | - | - | - | - | - |
| Other non current liabilities | - | - | - | - | - | - | - | 331,023 | - |
| Redeemable noncontrolling interest | - | - | - | - | - | 13,600,000 | - | - | - |
| Stockholders' equity: | | | | | | | | | |
| Common stock, $0.01 par value | - | - | - | - | - | 1,190,445 | - | - | - |
| Common stock in treasury | - | - | - | - | - | (558,317,376) | - | - | - |
| Additional paid in capital | - | - | 6,569,278 | 6,421,442 | 117,267 | 2,592,211,726 | - | - | - |
| Accumulated other comprehensive (loss) income | - | - | (9,534) | 2,731 | (334) | 54,843,292 | - | - | - |
| Retained earnings | - | - | 454,537 | 329,860 | 63,564 | 335,273,651 | (229,782) | (20,377,428) | (94,999) |
| Total stockholders' equity | - | - | 7,014,312 | 6,758,631 | 175,377 | 2,437,755,758 | (229,782) | (20,377,428) | (94,999) |
| Total liabilities and stockholders' equity | - | - | 7,014,312 | 7,751,076 | 339,624 | 3,693,810,855 | (229,392) | (18,180,009) | 1,792,397 |

| | Cboe Vest Group, Inc. | Cboe Vest, LLC | Cboe Exchange, Inc. | Cboe C2 Exchange, Inc. | Tradelogic LLC | Cboe Silexx, LLC | Cboe Data Services, LLC | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | 4,674,434 | 12,895,848 | 19,467,269 | 3,343,226 | - | - | 1,469,961 | - | 143,499,791 |
| Financial investments | - | - | - | - | - | - | - | - | 47,278,032 |
| Accounts receivables, net | 671,071 | 12,123,761 | 61,701,451 | 4,367,805 | - | 987,371 | 813,968 | - | 210,943,643 |
| Marketing fee receivable | - | - | 7,116,447 | - | - | - | - | - | 7,116,447 |
| Intercompany receivable | - | 127,711,180 | 521,371,290 | (6,919,902) | (24,296,300) | (190,098) | 20,608,766 | (148,490) | (647,474) |
| Income taxes receivable | - | - | - | - | - | - | - | - | 17,201,701 |
| Other prepaid expenses | - | - | (1) | - | - | - | - | - | (423,325) |
| Other current assets | 107,149 | 77,679 | 3,801,920 | 475,805 | - | 5,371 | 8,650 | - | 11,425,409 |
| Total current assets | 5,452,654 | 151,908,469 | 614,458,876 | 1,266,934 | (24,296,300) | 202,493 | 24,339,245 | (148,490) | 436,293,223 |
| Investments | 157,889 | - | 42,794,699 | - | 24,296,300 | - | - | (2,593,838,424) | 82,722,142 |
| Land | - | - | - | - | - | - | - | - | 4,914,306 |
| Property and equipment, net | - | 75,050 | 14,883,680 | 1,060,565 | - | 70,600 | 218 | - | 79,258,726 |
| Goodwill | 18,812,681 | - | - | - | - | 6,640,000 | - | - | 2,707,378,329 |
| Intangible assets, net | 5,472,619 | - | - | - | - | 2,126,755 | - | - | 2,502,542,373 |
| Software development work in progress | - | - | 4,482,666.57 | - | - | - | - | - | 4,898,204.26 |
| Data processing software and other assets | - | 26,513 | 29,754,345 | 592,670 | - | - | - | - | 30,434,852 |
| Deferred taxes | - | - | - | - | - | - | - | - | 142 |
| Prepaid assets - long term | - | - | - | - | - | - | - | - | 812,641 |
| Other assets | - | - | - | 2,000,000 | - | - | - | (99,997,596) | 16,029,785 |
| Total assets | 29,895,843 | 152,010,032 | 706,381,666 | 3,920,164 | - | 9,079,349 | 24,319,463 | (2,693,984,510) | 5,265,294,613 |
| Liabilities and Stockholders' Equity | | | | | | | | | |
| Current Liabilities: | | | | | | | | | |
| Accounts payable and accrued liabilities | 308,414 | 1,823,412 | 61,961,929 | 949,200 | - | 84,719 | 1,790,758 | - | 144,832,139 |
| Marketing fee payable | - | - | 7,810,956 | - | - | - | - | - | 8,451,057 |
| Section 31 fees payable | - | - | 5,620,664 | 821,488 | - | - | - | - | 105,631,003 |
| Deferred revenue | - | 62,133 | 12,249,348 | 1,062,145 | - | - | 358,081 | - | 35,386,091 |
| Post retirement benefit obligation | - | - | 81,928 | - | - | - | - | - | 81,928 |
| Income tax payable | - | - | 0 | - | - | - | - | - | 2,828,810 |
| Current portion of long term debt | - | - | - | - | - | - | - | - | - |
| Current portion of contingent consideration liability | - | - | - | - | - | - | - | - | 56,552,000 |
| Deferred income taxes | - | - | - | - | - | - | - | - | - |
| Total current liabilities | 308,414 | 1,885,545 | 87,724,726 | 2,832,834 | - | 84,719 | 2,148,839 | - | 333,553,026 |
| Long term debt, less current portion | - | - | 0 | - | - | - | - | (99,997,596) | 1,237,949,586 |
| Post retirement benefit obligation long term | - | - | 1,845,052 | - | - | - | - | - | 1,845,052 |
| Contingent consideration liability | - | - | - | - | - | - | - | - | 11,250 |
| Income tax liability | - | - | 49,421,502 | - | - | - | - | - | 78,792,663 |
| Deferred income taxes | - | - | (8,095,263) | (3,263,265) | - | - | - | - | 488,240,026 |
| Intercompany payable | - | - | - | - | - | - | - | (300,331) | - |
| Other non current liabilities | - | - | 3,013,803 | - | - | - | - | - | 4,865,807 |
| Redeemable noncontrolling interest | - | - | - | - | - | - | - | - | 9,448,997 |
| Stockholders' equity: | | | | | | | | | |
| Common stock, $0.01 par value | 51,635 | - | - | - | - | - | - | (54,646,713) | 1,243,081 |
| Common stock in treasury | - | - | - | - | - | - | - | - | (558,317,376) |
| Additional paid in capital | 35,447,364 | - | - | - | - | 9,000,000 | - | (1,997,738,182) | 2,623,663,090 |
| Accumulated other comprehensive (loss) income | - | - | (716,416) | - | - | - | - | (218,923,414) | 50,682,729 |
| Retained earnings | (5,911,571) | 150,118,289 | 553,224,651 | (40,651,600) | - | (5,470) | 22,190,624 | (1,007,880,713) | 993,787,679 |
| Total stockholders' equity | 29,587,429 | 150,118,289 | 552,308,235 | (40,651,600) | - | 8,994,530 | 22,190,624 | (3,276,038,045) | 3,220,007,300 |
| Total liabilities and stockholders' equity | 29,895,843 | 152,003,854 | 684,224,054 | (41,079,837) | - | 9,079,249 | 24,319,463 | (2,693,984,510) | 5,265,294,613 |

Cboe Global Markets, Inc.
Consolidating Income Statement
Three Months Ended December 31, 2017
(unaudited)

| | Cboe Bats, LLC | BATS Global Markets Holdings | Cboe BZX Exchange, Inc. | Cboe BYX Exchange, Inc. | Cboe Trading, Inc. | Direct Edge, LLC | Cboe EDGX Exchange, Inc. | Cboe EDGA Exchange, Inc. | Cboe ETF.com, Inc. |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | - | 37,675,022 | 17,096,494 | 3,837,866 | - | 25,679,447 | (875,689) | - |
| Access fees | - | - | 2,491,367 | 715,740 | - | - | 953,489 | 675,393 | - |
| Exchange services and other fees | - | - | 411,755 | 411,755 | - | - | 411,755 | 411,755 | - |
| Market data fees | - | - | 3,854,396 | 2,804,720 | - | - | 4,419,941 | 315,524 | - |
| Regulatory fees | - | - | 11,503,756 | 9,287,695 | - | - | 10,873,995 | 890,219 | - |
| Other revenue | - | 170,738 | 37,584 | 41,500 | - | - | 160,757 | 91,829 | 259,572 |
| Total revenue | - | 170,738 | 55,973,880 | 30,357,904 | 3,837,866 | - | 42,499,384 | 1,509,032 | 259,572 |
| Cost of revenue: | | | | | | | | | |
| Liquidity payments | - | - | 33,789,122 | 17,041,113 | - | - | 27,545,137 | (1,608,039) | - |
| Routing and clearing | - | - | - | - | 3,251,726 | - | - | - | - |
| Section 31 fees | - | - | 11,310,163 | 9,287,695 | - | - | 10,729,953 | 890,219 | - |
| Royalty fees | - | - | - | - | - | - | - | - | - |
| Other | - | - | - | - | 4,682 | - | - | - | (12,596) |
| Total cost of revenue | - | - | 45,099,285 | 26,328,808 | 3,256,409 | - | 33,275,089 | (717,819) | (12,596) |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | 5,333 | - | 1,162,954 | 925,586 | 78,554 | - | 1,228,270 | (99,838) | 284,848 |
| Depreciation and amortization | 35,215,718 | - | 232,013 | 176,328 | - | - | (741,684) | (355,029) | (63,594) |
| Technology support services | (560,886) | - | 683,100 | 453,847 | 242,993 | - | 659,569 | 82,731 | 45,399 |
| Professional fees and outside services | (24,143,367) | - | 446,309 | 333,167 | 14,595 | - | 361,463 | 119,745 | 187,472 |
| Travel and promotional expenses | (715,231) | - | 335,763 | 206,856 | 50,576 | - | 362,588 | 55,555 | 4,244 |
| Facilities costs | (177,556) | 170,738 | 151,123 | 92,926 | 22,806 | - | 162,576 | 15,345 | 309 |
| Acquisition related costs | 3,365,064 | - | - | - | - | - | - | - | - |
| Change in contingent consideration | - | - | - | - | - | - | - | - | - |
| Other expenses | 1,441,582 | - | (567,881) | (188,012) | (21,039) | 168,085 | (507,617) | (134,450) | 7,657 |
| Total operating expenses | 14,430,657 | 170,738 | 2,443,381 | 2,000,698 | 388,435 | 168,085 | 1,525,166 | (315,941) | 466,335 |
| Operating income (loss) | (14,430,657) | - | 8,431,214 | 2,028,398 | 193,023 | (168,085) | 7,699,129 | 2,542,792 | (194,167) |
| Non-operating (expense) income: | | | | | | | | | |
| Interest expense | 4,653,647 | - | (8,235) | - | (58) | - | - | - | 1,813 |
| Loss on extinguishment of debt | 13,144,685 | - | - | - | - | - | - | - | - |
| Other income | (13,640) | - | - | - | - | - | - | - | - |
| Income (loss) before income tax provision | 3,354,034 | - | 8,422,979 | 2,028,398 | 192,964 | (168,085) | 7,699,129 | 2,542,792 | (192,354) |
| Income tax provision | (218,599,583) | 15,299,774 | 29,020,564 | 10,044,353 | 14,607 | - | 16,382,274 | 10,352,417 | 52,615 |
| Equity in earnings | (25,550,505) | 6,410,123 | - | - | - | (16,492,770) | - | - | - |
| Net income (loss) | 196,403,112 | (8,889,651) | (20,587,585) | (8,015,955) | 178,357 | (16,660,855) | (8,683,145) | (7,809,625) | (244,969) |

| | Index Pubs | Omicron Acquisition Corp | Cboe Worldwide Holdings Ltd | Cboe Europe, Ltd. | Cboe Chi-X Europe, Ltd. | Cboe FX Holdings, LLC | Bats Hotspot IB | Cboe SEF LLC | Cboe FX Markets, LLC |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | - | - | 6,830,836 | (4,074) | - | - | 45 | 4,639,948 |
| Access fees | - | - | - | 685,603 | - | - | - | - | 250,935 |
| Exchange services and other fees | - | - | - | 521,367 | - | - | - | - | 220,850 |
| Market data fees | - | - | - | 1,317,837 | - | - | - | - | 69,190 |
| Regulatory fees | - | - | - | - | - | - | - | - | - |
| Other revenue | 153,126 | - | - | 411,476 | - | - | - | - | (2,283) |
| Total revenue | 153,126 | - | - | 9,747,120 | (4,074) | - | - | 45 | 5,178,641 |
| Cost of revenue: | | | | | | | | | |
| Liquidity payments | - | - | - | 2,576,895 | - | - | - | - | - |
| Routing and clearing | - | - | - | 0 | (6,554) | - | - | - | - |
| Section 31 fees | - | - | - | - | - | - | - | - | - |
| Royalty fees | - | - | - | - | - | - | - | - | - |
| Other | - | - | - | 1,492 | - | - | - | - | - |
| Total cost of revenue | - | - | - | 2,578,387 | (6,554) | - | - | - | - |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | 102,049 | - | - | 3,425,779 | - | - | - | (165,550) | 1,914,476 |
| Depreciation and amortization | (1,821) | - | - | 7,676,946 | (572,509) | - | - | - | (2,299,563) |
| Technology support services | - | - | - | 548,978 | - | - | - | (46,693) | 44,301 |
| Professional fees and outside services | 3,180 | - | - | 155,396 | 156 | - | - | (12,340) | 1,408,998 |
| Travel and promotional expenses | (3,492) | - | - | 217,687 | - | - | - | - | 8,473 |
| Facilities costs | 2,581 | - | - | 337,083 | - | - | - | 4,000 | 117,977 |
| Acquisition related costs | - | - | - | 453,523 | - | - | - | - | - |
| Change in contingent consideration | - | - | - | - | - | - | - | - | (284,544) |
| Other expenses | 12,661 | 40 | (39) | 86,802 | 593 | - | (85) | 2,916 | (46,875) |
| Total operating expenses | 115,158 | 40 | (39) | 12,902,195 | (571,760) | - | (85) | (217,666) | 863,242 |
| Operating income (loss) | 37,968 | (40) | 39 | (5,733,462) | 574,240 | - | 85 | 217,711 | 4,315,400 |
| Non-operating (expense) income: | | | | | | | | | |
| Interest expense | 867 | 79,265 | (79,265) | 8,975 | - | - | - | - | - |
| Loss on extinguishment of debt | - | - | - | - | - | - | - | - | - |
| Other income | (2,633) | 4 | - | 235,744 | 59 | - | - | - | 13,504 |
| Income (loss) before income tax provision | 36,202 | 79,229 | (79,226) | (5,488,742) | 574,298 | - | 85 | 217,711 | 4,328,904 |
| Income tax provision | 17,229 | (30,906,148) | (207,818) | (4,410,034) | 143,870 | - | - | - | - |
| Equity in earnings | - | (451,819) | (580,411) | 428,639 | - | 4,546,700 | - | - | - |
| Net income (loss) | 18,973 | 30,533,558 | (451,819) | (650,069) | 430,428 | 4,546,700 | 85 | 217,711 | 4,328,904 |

| | Cboe FX Services, LLC | Cboe International Holdings Limited | Cboe FX Europe Limited | Cboe FX Asia Pte. Ltd. | Cboe Hong Kong Limited | Cboe Global Markets, Inc. | Cboe UK Limited | Cboe Building Corporation | Cboe LiveVol, LLC |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | - | - | - | - | - | - | - | - |
| Access fees | - | - | - | - | - | - | - | - | - |
| Exchange services and other fees | - | - | - | - | - | - | - | - | 1,347,457 |
| Market data fees | - | - | - | - | - | - | - | - | - |
| Regulatory fees | - | - | - | - | - | - | - | - | - |
| Other revenue | - | - | 1,145,919 | 238,312 | 184,764 | - | 390,572 | 120,346 | - |
| Total revenue | - | - | 1,145,919 | 238,312 | 184,764 | - | 390,572 | 120,346 | 1,347,457 |
| Cost of revenue: | | | | | | | | | |
| Liquidity payments | - | - | - | - | - | - | - | - | - |
| Routing and clearing | - | - | - | - | - | - | - | - | - |
| Section 31 fees | - | - | - | - | - | - | - | - | - |
| Royalty fees | - | - | - | - | - | - | - | - | - |
| Other | - | - | - | - | - | - | - | - | - |
| Total cost of revenue | - | - | - | - | - | - | - | - | - |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | - | - | 799,735 | 219,852 | 102,941 | 3,847,960 | 125,260 | 529,365 | 1,000,321 |
| Depreciation and amortization | - | - | 71,072 | 2,496 | - | - | - | 707,717 | 156,824 |
| Technology support services | - | - | 34,566 | 11,695 | 6,952 | - | - | - | 191,547 |
| Professional fees and outside services | - | 3,540 | 29,754 | (22,674) | 6,359 | 557,926 | 33,750 | 859,973 | 56,450 |
| Travel and promotional expenses | - | - | 27,887 | (4,929) | 16,423 | 1,977 | 18,058 | 3,851 | 161,507 |
| Facilities costs | - | - | 47,137 | 7,493 | 14,199 | - | 612 | 910,931 | (112,167) |
| Acquisition related costs | - | - | - | - | - | 1,129,881 | - | - | - |
| Change in contingent consideration | - | - | - | - | - | - | - | - | - |
| Other expenses | - | - | 14,247 | 1,353 | 3,965 | 307,605 | 1,526 | 151,548 | 16,629 |
| Total operating expenses | - | 3,540 | 1,024,399 | 215,285 | 150,839 | 5,840,349 | 179,207 | 3,163,384 | 1,471,111 |
| Operating income (loss) | - | (3,540) | 121,519 | 23,028 | 33,925 | (5,840,349) | 211,365 | (3,043,038) | (123,654) |
| Non-operating (expense) income: | | | | | | | | | |
| Interest expense | - | - | - | - | - | (10,407,538) | - | - | - |
| Loss on extinguishment of debt | - | - | - | - | - | - | - | - | - |
| Other income | - | - | (22,551) | (305) | (2,426) | - | - | (167,326) | - |
| Income (loss) before income tax provision | - | (3,540) | 98,968 | 22,722 | 31,500 | (16,247,887) | 211,365 | (3,210,365) | (123,654) |
| Income tax provision | - | - | 67,977 | 12,910 | 2,033 | 19,785,064 | 10,022 | (4,833,522) | - |
| Equity in earnings | - | 60,663 | - | - | - | 196,114,320 | - | - | - |
| Net income (loss) | - | 57,124 | 30,991 | 9,812 | 29,466 | 160,081,350 | 201,343 | 1,623,157 | (123,654) |

| | Cboe Vest Group, Inc. | Cboe Vest, LLC | Cboe Exchange, Inc. | Cboe C2 Exchange, Inc. | Cboe Silexx, LLC | Cboe Data Services, LLC | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | 32,359,424 | 99,838,365 | 19,388,366 | - | - | (1,557,896) | 244,888,153 |
| Access fees | - | 484,025 | 10,282,220 | 752,126 | - | - | (47,750) | 17,243,147 |
| Exchange services and other fees | - | 2,515,465 | 7,476,497 | 879,150 | (16,864) | - | (123,009) | 14,467,934 |
| Market data fees | - | 873,863 | 3,694,733 | 586,453 | 30,356 | 3,577,579 | (29,892) | 21,514,703 |
| Regulatory fees | - | - | 12,650,893 | 1,712,718 | - | - | (3,300,000) | 43,619,277 |
| Other revenue | 240,325 | 647,168 | 3,839,314 | 1,125 | 357,015 | - | (2,456,767) | 6,032,391 |
| Total revenue | 240,325 | 36,879,946 | 137,782,022 | 23,319,938 | 370,507 | 3,577,579 | (7,515,314) | 347,765,606 |
| Cost of revenue: | | | | | | | | |
| Liquidity payments | - | - | - | 15,929,460 | - | - | (157) | 90,273,532 |
| Routing and clearing | - | - | 2,418,611 | 196,896 | - | - | (1,557,739) | 4,302,941 |
| Section 31 fees | - | - | 4,277,724 | 612,718 | - | - | - | 37,108,472 |
| Royalty fees | - | 1,252,546 | 19,721,667 | 293,609 | - | 1,077,398 | - | 22,345,220 |
| Other | - | - | - | - | - | - | 500 | (5,922) |
| Total cost of revenue | - | 1,252,546 | 26,418,002 | 17,032,683 | - | 1,077,398 | (1,557,396) | 154,024,242 |
| Operating expenses: | | | | | | | | |
| Compensation and benefits | 340,456 | 595,658 | 20,017,124 | 501,760 | 140,449 | 55,248 | (28,007) | 37,110,583 |
| Depreciation and amortization | 320,840 | 351,129 | 7,525,269 | 590,494 | 123,245 | 9 | - | 49,115,900 |
| Technology support services | 66,974 | 359,276 | 3,601,019 | 894,614 | 41,367 | - | (115,897) | 7,245,453 |
| Professional fees and outside services | 152,338 | 2,204,666 | 10,797,076 | 1,864,239 | - | 11,768 | (5,463,662) | (10,038,725) |
| Travel and promotional expenses | 197,992 | 14,481 | 3,458,103 | 14,736 | 5,294 | - | 10,000 | 4,448,349 |
| Facilities costs | 21,041 | 500 | 399,781 | - | 2,553 | - | (206,738) | 1,985,250 |
| Acquisition related costs | - | - | 4,074,862 | - | - | - | - | 9,023,330 |
| Change in contingent consideration | - | - | - | - | - | - | - | (284,544) |
| Other expenses | 18,355 | 9,805 | 3,497,254 | 152 | 63,069 | 7,012 | (184,644) | 2,162,215 |
| Total operating expenses | 1,117,997 | 3,535,515 | 51,370,488 | 3,865,995 | 375,977 | 74,038 | (5,988,948) | 100,767,812 |
| Operating income (loss) | (877,672) | 32,091,884 | 59,993,532 | 2,421,260 | (5,470) | 2,426,144 | 31,029 | 92,973,552 |
| Non-operating (expense) income: | | | | | | | | |
| Interest expense | (371) | - | 39,560 | - | - | - | - | (5,711,339) |
| Loss on extinguishment of debt | - | - | - | - | - | - | - | 13,144,685 |
| Other income | - | 10,414 | 5,651,857 | 3,297 | - | - | - | 5,705,996 |
| Income (loss) before income tax provision | (878,043) | 32,102,298 | 65,684,949 | 2,424,557 | (5,470) | 2,426,144 | 31,029 | 106,112,894 |
| Income tax provision | - | - | 2,074,846 | 4,473,905 | - | - | - | (151,112,625) |
| Equity in earnings | - | - | - | - | - | - | (164,215,083) | 269,859 |
| Net income (loss) | (878,043) | 32,102,298 | 63,610,103 | (2,049,348) | (5,470) | 2,426,144 | (164,184,053) | 257,595,378 |

**Cboe Global Markets, Inc.**
**Consolidating Income Statement**
**Twelve Months Ended December 31, 2017**
**(unaudited)**

| | Cboe Bats, LLC | BATS Global Markets Holdings | Cboe BZX Exchange, Inc. | Cboe BYX Exchange, Inc. | Cboe Trading, Inc. | Direct Edge, LLC | Cboe EDGX Exchange, Inc. | Cboe EDGA Exchange, Inc. | Cboe ETF.com, Inc. |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | - | 436,624,423 | 122,220,672 | 37,330,226 | - | 281,813,076 | 13,700,363 | - |
| Access fees | - | - | 24,245,908 | 8,189,051 | - | - | 10,894,510 | 6,222,173 | - |
| Exchange services and other fees | - | - | 4,793,206 | 4,793,206 | - | - | 4,793,206 | 4,793,206 | |
| Market data fees | - | - | 46,560,219 | 22,072,604 | - | - | 35,544,087 | 11,044,255 | - |
| Regulatory fees | - | - | 90,603,128 | 53,280,619 | - | - | 83,382,347 | 20,780,632 | - |
| Other revenue | - | 1,012,579 | 1,987,445 | 413,600 | - | - | [illegible] | 464,154 | 3,611,846 |
| Total revenues | - | 1,012,579 | 604,028,329 | 210,966,751 | 37,330,226 | - | 399,514,257 | 58,432,782 | 3,611,846 |
| Cost of revenues: | | | | | | | | | |
| Liquidity payments | - | - | 402,329,751 | 112,977,082 | - | - | 244,842,150 | 1,456,185 | - |
| Routing and clearing | - | - | - | - | 29,655,549 | - | - | - | - |
| Section 31 fees | - | - | 88,831,206 | 53,280,616 | - | - | 80,712,122 | 20,780,632 | - |
| Royalty fees | - | - | - | - | - | - | - | - | - |
| Other | - | - | 44,750 | - | 87,943 | - | - | - | 204,772 |
| Total cost of revenues | - | - | 491,205,687 | 166,257,650 | 29,743,492 | - | 325,554,472 | 22,236,817 | 204,772 |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | (26,921) | - | 15,477,152 | 6,740,546 | 649,172 | - | 13,955,641 | 2,353,071 | 3,617,082 |
| Depreciation and amortization | 118,567,003 | - | 3,664,779 | 1,683,058 | - | - | 1,465,284 | 354,964 | 4,014 |
| Technology support services | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Professional fees and outside services | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Travel and promotional expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Facilities costs | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Acquisition-related costs | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Change in contingent consideration | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total operating expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Operating income (loss) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Non-operating (expenses) income: | | | | | | | | | |
| Interest expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Loss on extinguishment of debt | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income (loss) before income tax provision | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income tax provision | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Equity in earnings | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Net income (loss) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

| | Index Pubs | Cboe Acquisition Corp | Cboe Worldwide Holdings Ltd | Cboe Europe, Ltd. | Cboe Chi-X Europe, Ltd. | Cboe FX Holdings, LLC | Bats Hotspot BV | Cboe SEF LLC |
|---|---|---|---|---|---|---|---|---|
| Transaction fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Access fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Exchange services and other fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Market data fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Regulatory fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other revenue | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total revenues | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Cost of revenues: | | | | | | | | |
| Liquidity payments | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Routing and clearing | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Section 31 fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Royalty fees | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total cost of revenues | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Operating expenses: | | | | | | | | |
| Compensation and benefits | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Depreciation and amortization | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Technology support services | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Professional fees and outside services | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Travel and promotional expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Facilities costs | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Acquisition-related costs | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Change in contingent consideration | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total operating expenses | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Operating income (loss) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Non-operating (expenses) income: | | | | | | | | |
| Interest expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Loss on extinguishment of debt | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income (loss) before income tax provision | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income tax provision | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Equity in earnings | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Net income (loss) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

| | Cboe FX Markets, LLC | Cboe FX Services, LLC | Cboe International Holdings Limited | Cboe FX Europe Limited | Cboe FX Asia Pte. Ltd. | Cboe Hong Kong Limited | Cboe Global Markets, Inc. | Cboe UK Limited | Cboe Building Corporation |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | 32,782,433 | - | - | - | - | - | - | - | - |
| Access fees | 2,538,419 | - | - | - | - | - | - | - | - |
| Exchange services and other fees | 1,506,727 | - | - | - | - | - | - | - | - |
| Market data fees | 273,430 | - | - | - | - | - | - | - | - |
| Regulatory fees | - | - | - | - | - | - | - | - | - |
| Other revenue | 4,215 | - | - | 5,007,496 | 932,214 | 184,764 | - | 795,782 | 440,880 |
| Total revenues | [illegible] | - | - | 5,007,496 | 932,214 | 184,764 | - | 795,782 | 440,880 |
| Cost of revenues: | | | | | | | | | |
| Liquidity payments | - | - | - | - | - | - | - | - | - |
| Routing and clearing | - | - | - | - | - | - | - | - | - |
| Section 31 fees | - | - | - | - | - | - | | - | - |
| Royalty fees | - | - | - | - | - | - | | - | - |
| Other | - | - | - | - | - | - | | - | - |
| Total cost of revenues | - | - | - | - | - | - | - | - | - |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | [illegible] | - | - | 3,035,950 | 540,430 | 104,332 | 24,745,836 | 196,716 | 2,088,978 |
| Depreciation and amortization | 962,074 | - | - | 693,549 | 20,700 | - | - | - | 2,780,753 |
| Technology support services | 752,044 | - | - | 308,633 | 36,008 | 6,952 | - | - | |
| Professional fees and outside services | [illegible] | - | 3,540 | 113,048 | 128,483 | 6,359 | 2,143,278 | 342,461 | 5,611,801 |
| Travel and promotional expenses | 320,050 | - | - | 165,428 | 21,505 | 16,423 | 118,183 | 160,336 | 31,045 |
| Facilities costs | 687,071 | - | - | 203,783 | 51,551 | 32,480 | - | 40,623 | 3,025,319 |
| Acquisition-related costs | - | - | - | - | - | - | 2,041,588 | - | 830,000 |
| Change in contingent consideration | 958,987 | | - | - | - | - | | - | |
| Other expenses | 149,438 | - | - | 63,826 | 5,219 | 3,979 | 750,100 | 2,542 | 534,848 |
| Total operating expenses | [illegible] | - | 3,540 | 4,580,757 | 845,405 | 168,523 | 29,798,985 | 743,722 | 13,642,644 |
| Operating income (loss) | 16,220,153 | | (3,540) | 426,739 | 76,809 | 15,251 | (29,798,985) | 52,060 | (13,201,764) |
| Non-operating (expenses) income: | | | | | | | | | |
| Interest expense | - | - | - | - | | - | (42,104,442) | - | - |
| Loss on extinguishment of debt | - | - | - | - | | - | - | - | |
| Other income | 134,667 | - | - | (22,551) | (305) | (3,273) | - | - | (167,326) |
| Income (loss) before income tax provision | [illegible] | - | (3,540) | 404,188 | 76,504 | 11,958 | (71,903,433) | 52,060 | (13,369,090) |
| Income tax provision | | - | - | 77,308 | 12,950 | 2,033 | 19,785,084 | 10,022 | (4,833,522) |
| Equity in earnings | | - | 457,161 | - | - | - | 244,854,205 | - | |
| Net income (loss) | [illegible] | - | 453,621 | 326,880 | 63,554 | 9,925 | 153,085,846 | 42,038 | (8,535,568) |

| | Cboe Livevol, LLC | Cboe Vest Group, Inc. | Cboe Vest, LLC | Cboe Exchange, Inc. | Cboe C2 Exchange, Inc. | Cboe Silexx, LLC | Cboe Data Services, LLC | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| Transaction fees | - | - | 131,640,948 | 394,656,506 | 73,174,153 | - | - | (5,592,534) | 1,564,857,065 |
| Access fees | - | - | 1,032,500 | 41,953,952 | 2,089,280 | - | - | (465,100) | 106,780,575 |
| Exchange services and other fees | 5,885,181 | - | 9,519,335 | 33,358,191 | 3,625,300 | (16,864) | - | (534,094) | 74,874,639 |
| Market data fees | - | - | 3,224,543 | 15,642,437 | 2,250,461 | 30,356 | 14,506,921 | (199,742) | 164,513,428 |
| Regulatory fees | - | - | - | 50,208,116 | 6,897,590 | - | - | (11,700,000) | 291,453,481 |
| Other revenue | - | 691,377 | 1,384,511 | 14,095,888 | 37,333 | 357,015 | - | (9,396,450) | 26,453,335 |
| Total revenues | 5,885,181 | 691,377 | 147,812,816 | 548,915,090 | 88,073,117 | 370,507 | 14,506,921 | (27,904,431) | 2,228,932,522 |
| Cost of revenues: | | | | | | | | | |
| Liquidity payments | - | - | - | - | 60,309,455 | - | - | (1,403) | 849,618,230 |
| Routing and clearing | - | - | - | 13,302,454 | 742,849 | - | - | (5,588,122) | 37,157,546 |
| Section 31 fees | - | - | - | 14,252,415 | 2,257,590 | - | - | - | 258,052,582 |
| Royalty fees | - | - | 5,170,582 | 75,408,362 | 1,116,732 | - | 4,575,831 | - | 86,264,517 |
| Other | - | - | - | - | - | - | - | (5,000) | 407,259 |
| Total cost of revenues | - | - | 5,170,582 | 102,954,231 | 64,266,626 | - | 4,575,831 | (5,594,534) | 1,233,402,208 |
| Operating expenses: | | | | | | | | | |
| Compensation and benefits | 3,586,025 | 1,010,903 | 1,435,245 | 86,870,792 | 2,162,063 | 140,449 | 305,640 | 1,294,974 | 308,318,857 |
| Depreciation and amortization | 642,605 | 1,284,739 | 1,444,118 | 30,827,408 | 2,349,379 | 110,145 | 17 | - | 142,159,673 |
| Technology support services | 957,332 | 188,977 | 1,446,041 | 15,519,781 | 4,032,383 | 41,367 | - | (851,330) | 42,113,078 |
| Professional fees and outside services | 298,416 | 584,608 | 8,230,104 | 43,588,470 | 7,361,152 | - | 56,563 | (21,464,252) | 65,927,874 |
| Travel and promotional expenses | 522,291 | 620,179 | 58,684 | 11,482,774 | 41,398 | 5,294 | 2,376 | (17,614) | 17,244,626 |
| Facilities costs | 272,822 | 73,170 | 2,200 | 1,563,305 | - | 2,553 | - | (1,154,579) | 10,363,246 |
| Acquisition-related costs | - | - | - | 56,183,642 | - | - | - | - | 64,553,119 |
| Change in contingent consideration | - | - | - | - | - | - | - | - | 958,987 |
| Other expenses | 59,257 | 81,480 | 45,729 | 4,727,316 | 22,273 | 63,060 | 26,721 | (184,648) | 9,277,275 |
| Total operating expenses | 6,329,026 | 3,848,041 | 12,671,922 | 250,776,927 | 15,968,548 | 375,977 | 391,337 | (22,367,449) | 623,866,732 |
| Operating income (loss) | (443,845) | (3,156,764) | 129,770,302 | 195,183,931 | 8,637,943 | (5,470) | 9,629,753 | 57,548 | 371,633,582 |
| Non-operating (expenses) income: | | | | | | | | | |
| Interest expense | - | (4,559) | - | 806,782 | - | - | - | | (41,337,149) |
| Loss on extinguishment of debt | - | - | - | - | - | - | - | - | - |
| Other income | (391,234) | - | 41,262 | 3,227,162 | 7,922 | - | - | - | 3,877,995 |
| Income (loss) before income tax provision | (835,079) | (3,161,323) | 129,811,564 | 199,215,875 | 8,645,866 | (5,470) | 9,629,753 | 57,548 | 334,204,429 |
| Income tax provision | - | - | - | 83,067,921 | 4,473,905 | | | - | (64,243,797) |
| Equity in earnings | - | - | - | - | | | - | (583,521,024) | 1,305,998 |
| Net income (loss) | (835,079) | (3,161,323) | 129,811,564 | 116,147,954 | 4,171,961 | (5,470) | 9,629,753 | (583,464,476) | 408,554,224 |

# Exhibit I

**Exhibit Request:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

---

Attached please find audited financial statements of Cboe BYX Exchange, Inc. for the latest fiscal year ending December 31, 2017. Cboe BYX Exchange, Inc. has no consolidated subsidiaries.

# Cboe BYX Exchange, Inc.

(formerly known as Bats BYX Exchange, Inc.)

Financial Statements

As of and for the Year ended December 31, 2017

(With Independent Auditors' Report Thereon)

**Cboe BYX Exchange, Inc.**

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | |
| Financial Statements: | |
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Stockholder's Deficit | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 |



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Cboe BYX Exchange, Inc.**

Statement of Financial Condition

December 31, 2017

(In thousands)

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Accounts receivable | $ 18,828 |
| Total current assets | 18,828 |
| Deferred income taxes | 864 |
| Other assets | 1,142 |
| Total assets | $ 20,834 |
| **Liabilities and Stockholder's Deficit** | |
| Current liabilities: | |
| Accounts payable | $ 3,760 |
| Section 31 fees payable | 22,812 |
| Intercompany payable | 138 |
| Other current liabilities | 328 |
| Total current liabilities | 27,038 |
| Unrecognized tax benefits | 3,630 |
| Stockholder's deficit: | |
| Accumulated deficit | (9,834) |
| Total stockholder's deficit | (9,834) |
| Total liabilities and stockholder's deficit | $ 20,834 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**
Statement of Income
Year ended December 31, 2017
(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 149,107 |
| Access fees | | 9,864 |
| Market data fees | | 26,165 |
| Exchange services and other fees | | 5,780 |
| Regulatory transaction fees | | 62,557 |
| Other revenue | | 418 |
| Total revenues | | 253,891 |
| Cost of revenues: | | |
| Liquidity payments | | 131,534 |
| Routing and clearing | | 6,168 |
| Section 31 fees | | 62,557 |
| Total cost of revenues | | 200,259 |
| Revenues less cost of revenues | | 53,632 |
| Operating expenses: | | |
| Compensation and benefits | | 8,093 |
| Management fee | | 2,030 |
| Technology support services | | 3,097 |
| Professional fees and outside services | | 2,995 |
| Travel and promotional expenses | | 789 |
| Facilities costs | | 443 |
| Other expenses | | 442 |
| Total operating expenses | | 17,889 |
| Income before income tax provision | | 35,743 |
| Income tax provision | | 14,875 |
| Net income | $ | 20,868 |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**

Statement of Changes in Stockholder's Deficit

Year ended December 31, 2017

(In thousands)

| | Accumulated deficit | Total stockholder's deficit |
|---|---|---|
| Balance at December 31, 2016 | $ (28,739) | $ (28,739) |
| Distribution to Parent | (1,963) | (1,963) |
| Net income | 20,868 | 20,868 |
| Balance at December 31, 2017 | $ (9,834) | $ (9,834) |

See accompanying notes to financial statements.

**Cboe BYX Exchange, Inc.**

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 20,868 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income taxes | | 371 |
| Changes in assets and liabilities: | | |
| Receivables | | (1,544) |
| Intercompany payable | | (21,578) |
| Other assets | | (1,074) |
| Accounts payable | | (700) |
| Unrecognized tax benefits | | 1,381 |
| Section 31 fees payable | | 4,239 |
| Net cash provided by operating activities | | 1,963 |
| Cash flows from financing activities: | | |
| Distribution to Parent | | (1,963) |
| Net cash used in financing activities | | (1,963) |
| Increase in cash and cash equivalents | | - |
| Cash and cash equivalents: | | |
| Beginning of year | | - |
| End of year | $ | - |

See accompanying notes to financial statements.

**(1) Nature of Operations**

Cboe BYX Exchange, Inc. (the Company or Cboe), a wholly owned subsidiary of Cboe Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in Chicago, Illinois with additional offices in Kansas City, Missouri and New York, New York.

On February 28, 2017, the Company's then Parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats BYX Exchange, Inc. to Cboe BYX Exchange, Inc.

**(2) Summary of Significant Accounting Policies**

***(a) Basis of Presentation***

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 3 for more information on related party transactions.

***(b) Principles of Accounting***

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

***(c) Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

***(d) Cash and Cash Equivalents***

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.



(continued)

### *(e) Accounts Receivable*

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

### *(f) Property and Equipment, Net*

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

### *(g) Income Taxes*

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The



(continued)

(In thousands)

Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

***(h) Revenue Recognition***

As of January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

**Transaction Fees and Liquidity Payments**

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

**Access Fees**

Access fees represent fees assessed for the opportunity to trade, including fees for trading related functionality across all segments. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

**Exchange Services and Other Fees**

To facilitate trading, the Company offers technology services consisting primarily of physical connectivity related to the Company's electronic market that are earned and recognized on a monthly basis

**Market Data Fees**

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

**Regulatory Transaction and Section 31 Fees**

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

**(3) Related Party Transactions**

Prior to the sale of the Parent to Cboe Global Markets, certain affiliates of stockholders of the Parent conducted trading activity through the Company. The Company routed certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place at that time, the Company remitted the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements, prior to the acquisition, was $197 thousand and is included in routing and clearing in the statement of income.

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2017 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 8,093 |
| Management fee | | 2,030 |
| Technology support services | | 2,355 |
| Professional fees and outside services | | 661 |
| Travel and promotional expenses | | 789 |
| Facilities costs | | 443 |
| Other expenses | | 442 |
| | $ | 14,813 |

**(4) Income Taxes**

Deferred tax assets consist of the following components as of December 31, 2017:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred revenue | $ | 90 |
| Property and equipment | | 5 |
| Intangible assets | | 76 |
| Unrecognized tax benefits | | 692 |
| Other | | 1 |
| Total deferred tax assets | $ | 864 |



(continued)

(In thousands)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2017 consists of the following:

| | |
|---|---|
| Current tax expense: | |
| Federal | $ 11,464 |
| State | 3,040 |
| Total current tax expense | 14,504 |
| Deferred income tax (benefit) expense: | |
| Federal | 395 |
| State | (24) |
| Income tax provision | $ 14,875 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2017 due to the following:

| | | |
|---|---|---|
| Computed "expected" tax provision | $ 12,510 | 35.0% |
| (Decrease) increase in income tax resulting from: | | |
| Section 199 benefits | (405) | (1.1)% |
| State income taxes | 1,744 | 4.9% |
| Impact of federal and state rate changes, net | 341 | 1.0% |
| Change of unrecognized tax benefits | 669 | 1.9% |
| Other | 16 | 0.0% |
| Income tax provision | $ 14,875 | 41.7% |

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

| | |
|---|---|
| Balance at beginning of year | $ 2,688 |
| Additions for current year tax positions | 471 |
| Additions for prior year tax positions | 107 |



(continued)

(In thousands)

| | |
|---|---|
| Reductions for prior year tax positions | (20) |
| Reductions related to expirations of statute of limitations | (89) |
| Balance at end of year | $ 3,157 |

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.1 million.

At December 31, 2017, the Company had $2.9 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.7 million related to uncertain tax positions at December 31, 2017. Total interest and penalties increased $0.2 million in 2017.

On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (the "Jobs Act"). The Jobs Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018. The Company expects a significant reduction in its overall effective tax rate in 2018. In 2017, the Company recorded net tax expense of $0.3 million associated with the impact of the Jobs Act due to the re-measurement of net deferred tax assets.

The Company's open tax years are generally 2014 through 2017. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

## (5) Commitments and Contingencies

***Legal Proceedings***

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or "ALJ", regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

(In thousands)

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against the Company, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. Exchange Defendants filed their opening brief for their motions to dismiss on May 18, 2018. Plaintiffs' responses were filed June 15, 2018 and Exchange Defendants' reply is due June 29, 2018. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

**(6) Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 through June 28, 2018, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2017.

# Exhibit K

**Exhibit Request:**

**This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:**

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

**Response:**

Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc. Bats Global Market Holdings, Inc. is the sole stockholder of the Exchange, and acquired its interest in the Exchange on December 18, 2009. Bats Global Markets Holdings, Inc. exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Bats Global Markets Holdings, Inc. is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC). Cboe Bats, LLC is the sole stockholder of Bats Global Markets Holdings, Inc. and acquired its interest in Bats Global Markets Holdings, Inc. on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard<br>Suite 400<br>Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street<br>2nd Floor<br>Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | 590 Madison Avenue<br>21st Floor<br>New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue<br>Suite 2600<br>Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| Albert Fried & Company, LLC | 8/18/2008 | 4/15/2011 | 5/18/2010 | 5/18/2010 | NA | NA | Member TPH | 31 W 52nd Street<br>New York, NY 10019 | 212-827-7000 | Agency |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue<br>Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place<br>Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | NA | NA | NA | NA | 12/1/2017 | NA | Member TPH | Strawinskylann 3095<br>Amsterdam, 1077ZX<br>Netherlands | 31-020-708-7000 | Proprietary Trading |
| Andrie Trading LLC | NA | NA | NA | NA | 10/1/1999 | NA | Member TPH | 440 S LaSalle Street<br>Suite 1110<br>Chicago, IL 60605 | 312-663-8195 | Market Maker |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center<br>350 N St. Paul, Suite 1300<br>Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street<br>Suite 3200<br>Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue<br>11th Floor<br>New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue<br>21st Floor<br>New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue<br>New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street<br>42nd Floor<br>New York, NY 10005 | 212-480-1400 | Agency |
| Bayes Capital LLC | 1/15/2015 | 1/30/2015 | 1/30/2015 | 1/30/2015 | NA | NA | Member TPH | 54 Jefferson Avenue<br>Suite 2<br>Westwood, NJ 07675 | 201-660-7187 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | NA | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza<br>Suite 2100<br>Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| Bengal Capital Trading LLC | NA | NA | NA | NA | 1/15/2013 | NA | Member TPH | 440 S LaSalle Street<br>Suite 2121<br>Chicago, IL 60605 | 312-362-4928 | Proprietary Trading |
| Benjamin & Jerold Brokerage I LLC | 10/1/2009 | 12/11/2017 | 12/11/2017 | 12/11/2017 | NA | NA | Member TPH | 80 Broad Street<br>6th Floor<br>New York, NY 10005 | 646-558-0055 | Agency |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza<br>19th Floor<br>New York, NY 10038 | 646-346-7000 | Agency |
| Blaylock Van, LLC | 5/3/2010 | NA | NA | NA | NA | NA | Member TPH | 600 Lexington Avenue<br>3rd Floor<br>New York, NY 10022 | 212-715-6600 | Public Customer Business |
| Bloomberg Tradebook LLC | 10/23/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 919 3rd Avenue<br>New York, NY 10022 | 646-324-3178 | Agency |
| Bluefin Trading, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue<br>37th Floor<br>New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square<br>New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BMT Trading, LLC | 2/1/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 800 3rd Avenue<br>New York, NY 10022 | 212-813-0870 | Proprietary Trading |
| BNP Paribas Prime Brokerage, Inc. | 12/3/2012 | 12/3/2012 | NA | NA | NA | NA | Member TPH | 787 7th Avenue<br>New York, NY 10019 | 212-471-6768 | Clearing |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue<br>New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street<br>New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | NA | NA | NA | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street<br>Suite 2060<br>Chicago, IL 60654 | 708-967-6843 | Market Maker |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 600 Montgomery Street<br>6th Floor<br>San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street<br>1st Floor<br>Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue<br>New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue<br>5th Floor<br>New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street<br>4th Floor<br>New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue<br>Suite 1100<br>Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | NA | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2200A<br>Chicago, IL 60604 | 312-477-8400 | Market Maker |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | NA | 4/18/2018 | Member TPH | 8050 Marshall Drive<br>Suite 120<br>Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street<br>Suite 1455<br>New York, NY 10165 | 212-888-4711 | Market Maker |
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | 6/2/1980 | NA | Member TPH | 211 Main Street<br>San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 6/2/2014 | 6/2/2014 | 6/25/2014 | 6/25/2014 | NA | NA | Member TPH | 27 Union Square W<br>4th Floor<br>New York, NY 10003 | 646-597-6100 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square W<br>4th Floor<br>New York, NY 10003 | 646-597-6100 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue<br>New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street<br>32nd Floor<br>Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citi Order Routing and Execution, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 10/1/2008 | 9/24/2010 | Member TPH | 11 Ewall Street<br>Mount Pleasant, SC 29464 | 843-789-2080 | Clearing, Transact Business with the Public |
| Citigroup Derivatives Markets Inc. | 2/15/2018 | NA | NA | 2/15/2018 | 12/3/2004 | 2/25/2011 | Member TPH | 130 Cheshire Lane<br>Suite 102<br>Minnetonka, MN 55305 | 212-723-2960 | Market Maker |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | NA | Member TPH | 390-388 Greenwich Street<br>New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue<br>21st Floor<br>New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street<br>38th Floor<br>New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CLSA Americas, LLC | NA | NA | 5/21/2013 | 5/21/2013 | NA | NA | Member TPH | 1301 Avenue of the Americas<br>15th Floor<br>New York, NY 10019 | 212-549-5097 | Agency |
| CM-CIC Market Solutions, Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 520 Madison Avenue<br>New York, NY 10022 | 212-659-6292 | Agency |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-320-7897 | Agency |
| CMT Trading LLC | 3/17/2014 | 3/17/2014 | 3/5/2014 | 3/5/2014 | NA | NA | Member TPH | 500 W Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-930-9050 | Market Maker, Proprietary Trading |
| CMZ Trading, LLC | NA | NA | NA | NA | 10/1/2004 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 826<br>Chicago, IL 60604 | 312-604-3310 | Market Maker, Proprietary Trading |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard<br>Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 1620<br>Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | NA | NA | NA | NA | NA | Member TPH | 311 S Wacker Drive<br>Suite 2280A<br>Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive<br>Suite 2300<br>Chicago, IL 60606 | 312-360-7300 | Market Maker |
| COR Clearing LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center<br>1299 Farnam Street Suite 800<br>Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue<br>20th Floor<br>New York, NY 10022 | 646-562-1010 | Market Maker |
| Cowen Execution Services LLC | 10/15/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1633 Broadway<br>48th Floor<br>New York, NY 10019 | 800-367-8998 | Full Service |
| Cowen Prime Services LLC | 3/15/2011 | 3/15/2011 | NA | NA | NA | NA | Member TPH | 599 Lexington Avenue<br>21st Floor<br>New York, NY 10022 | 646-562-1010 | Public Customer Business, Proprietary Trading |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue<br>New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | 6/8/2018 | NA | 6/8/2018 | NA | NA | Member TPH | 120 W 45th Street<br>15th Floor<br>New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CSS, LLC | NA | NA | NA | NA | 8/21/1998 | NA | Member TPH | 175 W Jackson Boulevard<br>Suite 440<br>Chicago, IL 60604 | 312-542-8505 | Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street<br>4th Floor<br>Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | NA | Member TPH | 101 Montgomery Street<br>Suite 700<br>San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive<br>Suite 1000<br>Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Deutsche Bank Securities Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | 4/25/1996 | 8/15/2011 | Member TPH | 60 Wall Street<br>New York, NY 10005 | 212-250-2500 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square<br>32nd Floor<br>New York, NY 10036 | 646-521-4300 | Public Customer Business |
| EG Market Technologies LLC | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | NA | NA | Member TPH | 767 5th Avenue<br>45th Floor<br>New York, NY 10153 | 646-757-2831 | Market Maker, Proprietary Trading |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street<br>Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Essex Radez LLC | 2/17/2009 | 10/1/2010 | 5/10/2010 | 5/14/2010 | NA | NA | Member TPH | 440 S LaSalle Street<br>Suite 1111<br>Chicago, IL 60605 | 312-212-1815 | Market Maker |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street<br>New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue<br>Geneva, IL 60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | 8/31/2010 | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard<br>Suite 1700<br>Chicago, IL 60604 | 312-362-0404 | Market Maker |
| G2 Trading LLC | 6/1/2016 | NA | NA | NA | NA | NA | Member TPH | 325 S Sangamon Street<br>Chicago, IL 60607 | 404-697-9915 | Market Maker, Proprietary Trading |
| Gelber Securities, LLC | 5/1/2015 | NA | NA | NA | NA | NA | Member TPH | 350 N Orleans Street<br>7th Floor<br>Chicago, IL 60654 | 312-408-4354 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Global HFT Management, LLC | 10/1/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 800 3rd Avenue New York, NY 10022 | 212-813-0870 | Proprietary Trading |
| Global Liquidity Partners, LLC | 4/21/2011 | 5/15/2012 | NA | NA | NA | NA | Sponsored Participant | 12 Broad Street Suite 201 Redbank, NJ 07701 | 773-459-4665 | Agency |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Green Street Trading, LLC | 11/1/2011 | NA | NA | NA | NA | NA | Member TPH | 660 Newport Center Drive Suite 800 Newport Beach, CA 92660 | 214-749-4730 | Agency |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | NA | Member TPH | 440 S LaSalle Street Suite 3232 Chicago, IL 60605 | 312-347-8864 | Market Maker |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | NA | NA | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading, LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| Hardcastle Trading USA LLC | 4/15/2009 | NA | 5/25/2010 | 5/27/2010 | 5/16/2005 | NA | Member TPH | 755 Secaucus Road Suite F-1110 Secaucus, NJ 07094 | 201-305-8888 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LLC | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| HTG Capital Partners, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Hybrid Trading & Resources, LLC | NA | NA | NA | NA | 3/22/2005 | NA | Member TPH | 111 W Jackson Boulevard Suite 1146 Chicago, IL 60604 | 312-427-1585 | Floor Broker, Transact Business with the Public |
| ICAP Corporates LLC | NA | NA | 3/28/2013 | NA | NA | NA | Member TPH | Harborside 5 Hudson Street, Suite 1200 Jersey City, NJ 07311 | 212-341-9944 | Agency |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| International Correspondent Trading, Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | One University Plaza Suite 301 Hackensack, NJ 07601 | 201-222-9300 | Agency |
| Israel A. Englander & Co., LLC | NA | NA | NA | NA | 10/27/1995 | 9/24/2010 | Member TPH | 666 5th Avenue 14th Floor New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| ISTRA, LLC | 12/15/2011 | 12/15/2011 | NA | NA | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| ITG Inc. | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006 | 212-588-4000 | Agency |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | NA | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Options, LLC | 1/3/2012 | NA | NA | NA | NA | NA | Sponsored Participant | One New York Plaza New York, NY 10004 | 212-651-6969 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | NA | 5/2/2005 | NA | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | 6/6/2017 | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue<br>New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street<br>Suite 1000<br>Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive<br>Suite 2300<br>Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampert Capital Markets Inc. | NA | 2/18/2014 | 2/26/2014 | NA | NA | NA | Member TPH | 444 Madison Avenue<br>Suite 401<br>New York, NY 10022 | 646-833-4900 | Introducing Broker |
| Lampost Capital, LC | NA | NA | NA | 3/15/2016 | NA | NA | Member TPH | 1900 Glades Road<br>Suite 205<br>Boca Raton, FL 33431 | 561-883-0454 | Public Customer Business, Proprietary Trading |
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway<br>10th Floor<br>New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| Leerink Partners LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street<br>37th Floor<br>Boston, MA 02110 | 617-918-4900 | Agency |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza<br>165 Broadway, 52nd Floor<br>New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lightspeed Trading, LLC | 8/18/2008 | 11/15/2010 | 5/19/2010 | 5/19/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas<br>16th Floor<br>New York, NY 10018 | 646-393-4800 | Proprietary Trading |
| Lime Brokerage LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 11 E 44th Street<br>Suite 705<br>New York, NY 10017 | 212-824-5000 | Transact Business with the Public |
| Liquidnet, Inc. | 9/1/2009 | 9/15/2010 | NA | NA | NA | NA | Member TPH | 498 7th Avenue<br>15th Floor<br>New York, NY 10018 | 646-674-2000 | Agency |
| Lupo Securities, LLC | NA | NA | NA | NA | 8/1/1997 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2200A<br>Chicago, IL 60604 | 312-477-8400 | Market Maker, Proprietary Trading |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street<br>Level 22<br>New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road<br>Building 2, Suite 107<br>Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street<br>Suite 300<br>Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Meadowhawk Capital, LLC | NA | NA | NA | NA | 6/1/2007 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3750<br>Chicago, IL 60604 | 773-837-2612 | Market Maker |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor<br>NY1-100-06-01<br>New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | 9/27/2010 | Member TPH | One Bryant Park<br>New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6<br>Suite 102<br>Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue<br>12th Floor<br>New York, NY 10022 | 212-209-9300 | Agency |
| MKM Partners LLC | 8/3/2009 | NA | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 300 First Stamford Place<br>4th Floor East Wing<br>Stamford, CT 06902 | 203-861-9060 | Agency |
| MNR Executions, LLC | NA | NA | NA | NA | 4/30/2008 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3900<br>Chicago, IL 60604 | 312-878-4704 | Floor Broker, Transact Business with the Public |
| Monadnock Capital Management, LP | NA | NA | NA | NA | 12/1/2014 | NA | Member TPH | 1845 Walnut Street<br>Suite 940<br>Philadelphia, PA 19103 | 267-239-0367 | Market Maker |
| Moors & Cabot, Inc. | NA | 4/2/2012 | NA | NA | NA | NA | Member TPH | 111 Devonshire Street<br>Boston, MA 02109 | 617-426-0500 | Agency |
| Morgan Stanley & Co. International plc | NA | NA | NA | NA | 4/12/2017 | NA | Sponsored Participant | 20 Bank Street<br>Canary Wharf<br>London, UK E14 4A | ############ | |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway<br>New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard<br>Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square<br>600 University Street, Suite 2900<br>Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue<br>New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza<br>309 W 49th Street<br>New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Northern Trust Securities, Inc. | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 50 S LaSalle Street<br>Chicago, IL 60603 | 312-557-2000 | Market Maker |
| Northland Securities, Inc. | 12/15/2010 | 12/15/2010 | NA | NA | NA | NA | Member TPH | 45 S 7th Street<br>20th Floor<br>Minneapolis, MN 55402 | 612-851-5900 | Market Maker, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior<br>Suite 200<br>Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | NA | NA | Member TPH | 420 Lexington Avenue<br>Suite 800<br>New York, NY 10170 | 646-930-6600 | Agency |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street<br>22nd, 24th Floors<br>New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street<br>14th Floor<br>Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue<br>6th Floor<br>New York, NY 10022 | 212-419-4000 | Agency |
| OTA LLC | 8/18/2008 | 10/7/2010 | NA | NA | NA | NA | Member TPH | One Manhattanville Road<br>Purchase, NY 10577 | 914-694-5800 | Institutional Trading |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 500<br>Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| PEAK6 Capital Management, LLC | 11/3/2008 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard<br>Suite 500<br>Chicago, IL 60604 | 312-362-2401 | Market Maker |
| Penserra Securities, LLC | 8/18/2008 | 10/6/2010 | NA | NA | NA | NA | Member TPH | 4 Orinda Way<br>Suite 100-A<br>Orinda, CA 94563 | 212-607-3190 | Agency |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza<br>Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3050<br>Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West<br>Suite 3100<br>Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Jaffray & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall<br>Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 4/15/2013 | 4/11/2013 | 4/11/2013 | NA | NA | Member TPH | 2 Seaport Lane<br>8th Floor<br>Boston, MA 02210 | 617-855-8722 | Market Maker, Proprietary Trading |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | NA | NA | Sponsored Participant | 61 Princeton Hightstown Road<br>West Windsor, NJ 08550 | 609-269-9212 | Agency |
| PTR, Inc. | NA | NA | NA | NA | 8/2/1995 | NA | Member TPH | 1800 JFK Boulevard<br>Suite 401<br>Philadelphia, PA 19103 | 267-909-8368 | Floor Broker, Transact Business with the Public |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue<br>3rd Floor<br>Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue<br>New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantex Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street<br>Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Quantlab Securities LP | 8/18/2008 | 11/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 3 Greenway Plaza<br>Suite 200<br>Houston, TX 77046 | 713-333-3700 | Transact Business with the Public, Brokerage |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2020A<br>Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| R.W. Pressprich & Co. | 2/17/2009 | 11/15/2010 | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 452 5th Avenue<br>New York, NY 10018 | 212-832-6200 | Agency |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 2000 Broadway<br>Suite 22C<br>New York, NY 10023 | 212-724-2567 | Proprietary Trading |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 601 Union Street<br>Suite 2801<br>Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center<br>200 Vesey Street<br>New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue<br>Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Ronin Capital, LLC | NA | NA | NA | NA | 12/17/2001 | NA | Member TPH | 350 N Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5000 | Market Maker |
| Ronin Professional, LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | 10/20/2010 | Member TPH | 350 N Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| Rosenblatt Securities Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street<br>59th Floor<br>New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente<br>Suite 400<br>Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road<br>Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue<br>New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street<br>Suite 501<br>San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas<br>New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street<br>New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street<br>New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Scottrade, Inc. | 6/1/2010 | 11/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 700 Maryville Centre Drive<br>St. Louis, MO 63141 | 314-965-1555 | Public Customer Business |
| Seven Points Capital, LLC | NA | NA | 5/14/2010 | NA | NA | NA | Member TPH | 805 3rd Avenue<br>15th Floor<br>New York, NY 10022 | 212-760-0760 | Agency |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue<br>New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Silver Fern Investments, LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street<br>Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street<br>Suite 4-100<br>Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue<br>5th Floor<br>New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway<br>Suite 514<br>New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway<br>St. Louis, MO 63102 | 314-342-2000 | Agency |
| Summit Securities Group, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | NA | Member TPH | 55 Broadway<br>Suite 2102<br>New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Sumo Captial, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street<br>Suite 2101<br>Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place<br>Suite 320<br>Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Sun Trading LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 100 S Wacker Drive<br>Suite 300<br>Chicago, IL 60606 | 312-924-4777 | Market Maker, Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| Synergy Capital Management, LLC | 8/1/2016 | NA | NA | NA | 6/5/2007 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 1530<br>Chicago, IL 60604 | 312-986-8869 | Proprietary Trading |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue<br>Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue<br>7th Floor<br>New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | NA | NA | Sponsored Participant | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary Trading |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square<br>Suite 100<br>Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard<br>Suite I<br>Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| Timber Hill LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza<br>Suite 200<br>Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street<br>9th Floor<br>Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| TMT Investments, LLC | NA | NA | NA | NA | 4/2/2008 | NA | Member TPH | 440 S LaSalle Street<br>Suite 1729<br>Chicago, IL 60605 | 312-362-3024 | Market Maker |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway<br>Suite 700<br>Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradeKing | 10/15/2009 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 888 E Las Olas Boulevard<br>Suite 300<br>Fort Lauderdale, FL 33301 | 877-495-5464 | Agency |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street<br>Suite 2000<br>Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard<br>Suite 300<br>Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Trinity Executions, LLC | NA | NA | NA | NA | 11/1/2011 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3900<br>Chicago, IL 60604 | 312-878-4704 | Floor Broker, Transact Business with the Public |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby<br>Suite 4900<br>Houston, TX 77002 | 713-333-7100 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | NA | Member TPH | 100 Avenue of the Americas<br>19th Floor<br>New York, NY 10013 | 212-625-5700 | Market Maker |
| U.S. Securities, Intl. Corp. | NA | NA | NA | NA | 7/3/1973 | NA | Member TPH | 120 Broadway<br>Suite 1017<br>New York, NY 10271 | 212-227-0800 | Transact Business with the Public |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard<br>Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas<br>New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street<br>Suite 2-400<br>Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road<br>Suite 310<br>Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street<br>New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Virtu Financial BD LLC | 11/17/2008 | 10/7/2010 | 5/27/2010 | 5/27/2010 | 3/1/2010 | 6/12/2012 | Member TPH | 307 Camp Craft Road<br>Austin, TX 78743 | 800-544-7508 | Proprietary Trading |
| Virtu Financial Capital Markets LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 300 Vesey Street<br>New York, NY 10282 | 212-418-0100 | Proprietary Trading |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road<br>3 North<br>Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Execution, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard<br>20th Floor<br>Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Volant Liquidity, LLC | 4/15/2011 | NA | 5/27/2010 | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street<br>Suite 2601<br>New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place<br>11th Floor<br>New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | NA | Member TPH | 2800 Niagara Lane North<br>Plymouth, MN 55447 | 952-345-6611 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Western International Securities, Inc. | 8/18/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 70 S Lake Avenue Suite 700 Pasadena, CA 91101 | 626-793-7717 | Market Maker |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |
| Wolverine Securities, LLC | NA | NA | NA | 5/31/2017 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | 7/12/1994 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker, Proprietary Trading |
| X-Change Financial Access, LLC | NA | NA | NA | NA | 5/1/2003 | NA | Member TPH | 440 S LaSalle Street Suite 2900 Chicago, IL 60605 | 312-235-0320 | Clearing, Floor Broker, Transact Business with the Public |
| XR Securities LLC | 1/15/2009 | 11/15/2010 | 5/10/2012 | 5/10/2012 | 11/30/2007 | NA | Member TPH | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4500 | Market Maker, Proprietary Trading |

# Exhibit N

**Exhibit Request: Provide a schedule for each of the following:**

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**Response:**

Attached is a schedule showing the information requested by this Exhibit as of June 23, 2018.

All securities that trade through the Cboe BYX Exchange, Inc. System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BYX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

| Symbol | Description |
| --- | --- |
| **Attachment to Exhibit N:<br>List of Securities Admitted to Unlisted Trading Privileges on Cboe BYX Exchange, Inc. as of June 23, 2018** | |
| A | AGILENT TECHNOLOGIES INC COM |
| AA | ALCOA CORP COM |
| AABA | ALTABA INC COM |
| AAC | AAC HLDGS INC COM |
| AADR | ADVISORSHARES TR ADVISORSHS ETF |
| AAL | AMERICAN AIRLS GROUP INC COM |
| AAMC | ALTISOURCE ASSET MGMT CORP COM |
| AAME | ATLANTIC AMERN CORP COM |
| AAN | AARONS INC COM PAR $0.50 |
| AAOI | APPLIED OPTOELECTRONICS INC COM |
| AAON | AAON INC COM PAR $0.004 |
| AAP | ADVANCE AUTO PARTS INC COM |
| AAPL | APPLE INC COM |
| AAT | AMERICAN ASSETS TR INC COM |
| AAU | ALMADEN MINERALS LTD COM CL B |
| AAV | ADVANTAGE OIL & GAS LTD COM |
| AAWW | ATLAS AIR WORLDWIDE HLDGS INC COM NEW |
| AAXJ | ISHARES TR MSCI AC ASIA ETF |
| AAXN | AXON ENTERPRISE INC COM |
| AB | ALLIANCEBERNSTEIN HOLDING LP UNIT LTD PARTN |
| ABAC | RENMIN TIANLI GROUP INC SHS |
| ABAX | ABAXIS INC COM |
| ABB | ABB LTD SPONSORED ADR |
| ABBV | ABBVIE INC COM |
| ABC | AMERISOURCEBERGEN CORP COM |
| ABCB | AMERIS BANCORP COM |
| ABCD | CAMBIUM LEARNING GRP INC COM |
| ABDC | ALCENTRA CAP CORP COM |
| ABEO | ABEONA THERAPEUTICS INC COM |
| ABEOW | ABEONA THERAPEUTICS INC WT EXP 122419 |
| ABEV | AMBEV SA SPONSORED ADR |
| ABG | ASBURY AUTOMOTIVE GROUP INC COM |
| ABIL | ABILITY INC SHS |
| ABIO | ARCA BIOPHARMA INC COM PAR |
| ABM | ABM INDS INC COM |
| ABMD | ABIOMED INC COM |

| ABR | ARBOR RLTY TR INC COM |
|---|---|
| ABR-A | ARBOR RLTY TR INC PFD SER A % |
| ABR-B | ARBOR RLTY TR INC CUM RED PFD B |
| ABR-C | ARBOR RLTY TR INC CUM RED PFD SR C |
| ABT | ABBOTT LABS COM |
| ABTX | ALLEGIANCE BANCSHARES INC COM |
| ABUS | ARBUTUS BIOPHARMA CORP COM |
| ABX | BARRICK GOLD CORP COM |
| AC | ASSOCIATED CAP GROUP INC CL A |
| ACAD | ACADIA PHARMACEUTICALS INC COM |
| ACBI | ATLANTIC CAP BANCSHARES INC COM |
| ACC | AMERICAN CAMPUS CMNTYS INC COM |
| ACCO | ACCO BRANDS CORP COM |
| ACER | ACER THERAPEUTICS INC COM |
| ACET | ACETO CORP COM |
| ACGL | ARCH CAP GROUP LTD ORD |
| ACGLO | ARCH CAP GROUP LTD 5.45% PFD SER F |
| ACGLP | ARCH CAP GROUP LTD DSHS 1/1000 E |
| ACH | ALUMINUM CORP CHINA LTD SPON ADR H SHS |
| ACHC | ACADIA HEALTHCARE COMPANY INC COM |
| ACHN | ACHILLION PHARMACEUTICALS INC COM |
| ACHV | ACHIEVE LIFE SCIENCE INC COM NEW |
| ACIA | ACACIA COMMUNICATIONS INC COM |
| ACIM | SPDR INDEX SHS FDS MSCI ACWI ETF |
| ACIU | AC IMMUNE SA SHS |
| ACIW | ACI WORLDWIDE INC COM |
| ACLS | AXCELIS TECHNOLOGIES INC COM NEW |
| ACM | AECOM COM |
| ACMR | ACM RESEARCH INC COM CL A |
| ACN | ACCENTURE PLC IRELAND SHS CLASS A |
| ACNB | ACNB CORP COM |
| ACOR | ACORDA THERAPEUTICS INC COM |
| ACP | ABERDEEN INCOME CR STRATEGIES COM |
| ACRE | ARES COML REAL ESTATE CORP COM |
| ACRS | ACLARIS THERAPEUTICS INC COM |
| ACRX | ACELRX PHARMACEUTICALS INC COM |
| ACSF | AMERICAN CAP SR FLOATING LTD COM |
| ACSI | American Customer Satisfaction ETF |
| ACST | ACASTI PHARMA INC CL A NEW |

| ACT | ADVISORSHARES TR VICE ETF |
|---|---|
| ACTG | ACACIA RESH CORP ACACIA TCH COM |
| ACU | ACME UTD CORP COM |
| ACV | ALLIANZGI DIVERS INC & CNV FD COM |
| ACWF | ISHARES TR MULTIFACTOR GLBL |
| ACWI | ISHARES TR MSCI ACWI ETF |
| ACWV | iShares Edge MSCI Min Vol Global ETF |
| ACWX | ISHARES TR MSCI ACWI EX US |
| ACXM | ACXIOM CORP COM |
| ACY | AEROCENTURY CORP COM |
| ADAP | ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR |
| ADBE | ADOBE SYS INC COM |
| ADC | AGREE REALTY CORP COM |
| ADES | ADVANCED EMISSIONS SOLUTS INC COM |
| ADI | ANALOG DEVICES INC COM |
| ADM | ARCHER DANIELS MIDLAND CO COM |
| ADMA | ADMA BIOLOGICS INC COM |
| ADMP | ADAMIS PHARMACEUTICALS CORP COM NEW |
| ADMS | ADAMAS PHARMACEUTICALS INC COM |
| ADNT | ADIENT PLC ORD SHS |
| ADOM | ADOMANI INC COM |
| ADP | AUTOMATIC DATA PROCESSING INC COM |
| ADRA | INVESCO BLDRS INDEX FDS TR ASIA 50ADR IDX |
| ADRD | INVESCO BLDRS INDEX FDS TR DEVLPD MKTS100 |
| ADRE | INVESCO BLDRS INDEX FDS TR EMGRING MKTS50 |
| ADRO | ADURO BIOTECH INC COM |
| ADRU | INVESCO BLDRS INDEX FDS TR EUROPE 100 ADR |
| ADS | ALLIANCE DATA SYSTEMS CORP COM |
| ADSK | AUTODESK INC COM |
| ADSW | ADVANCED DISP SVCS INC DEL COM |
| ADT | ADT INC COM |
| ADTN | ADTRAN INC COM |
| ADUS | ADDUS HOMECARE CORP COM |
| ADVM | ADVERUM BIOTECHNOLOGIES INC COM |
| ADX | ADAMS DIVERSIFIED EQUITY FD COM |
| ADXS | ADVAXIS INC COM NEW |
| ADXSW | ADVAXIS INC WT EXP 102218 |
| ADZ | DEUTSCHE BK AG LDN BRH DB AGRIC SHT ETN |
| AE | ADAMS RES & ENERGY INC COM NEW |

| | |
|---|---|
| AEB | AEGON N V PERP CAP FLTG RT |
| AED | AEGON N V PERP CAP SECS |
| AEE | AMEREN CORP COM |
| AEF | ABERDEEN EMRG MRKTS EQT INM FD COM |
| AEG | AEGON N V NY REGISTRY SH |
| AEGN | AEGION CORP COM |
| AEH | AEGON N V PRP CP SEC 6.375 |
| AEHR | AEHR TEST SYSTEMS COM |
| AEIS | ADVANCED ENERGY INDS COM |
| AEL | AMERICAN EQTY INVT LIFE HLD CO COM |
| AEM | AGNICO EAGLE MINES LTD COM |
| AEMD | AETHLON MED INC COM NEW |
| AEO | AMERICAN EAGLE OUTFITTERS NEW COM |
| AEP | AMERICAN ELEC PWR INC COM |
| AER | AERCAP HOLDINGS NV SHS |
| AERI | AERIE PHARMACEUTICALS INC COM |
| AES | AES CORP COM |
| AET | AETNA INC NEW COM |
| AETI | AMERICAN ELECTRIC TECH INC COM |
| AEY | ADDVANTAGE TECHNOLOGIES GP INC COM NEW |
| AEZS | AETERNA ZENTARIS INC COM PAR |
| AFB | ALLIANCEBERNSTEIN NATL MUNI IN COM |
| AFC | ALLIED CAP CORP NEW NT 6.875 2047 |
| AFG | AMERICAN FINL GROUP INC OHIO COM |
| AFGE | AMERICAN FINL GROUP INC OHIO SUB DEB |
| AFGH | AMERICAN FINL GROUP INC OHIO 6% SUB DEB 2055 |
| AFH | ATLAS FINANCIAL HOLDINGS INC SHS NEW |
| AFHBL | ATLAS FINANCIAL HOLDINGS INC 6.625 SR NT 22 |
| AFI | ARMSTRONG FLOORING INC COM |
| AFK | VANECK VECTORS ETF TR AFRICA INDEX ETF |
| AFL | AFLAC INC COM |
| AFMD | AFFIMED N V COM |
| AFSI | AMTRUST FINL SVCS INC COM |
| AFSI-A | AMTRUST FINL SVCS INC PFD SER A |
| AFSI-B | AMTRUST FINL SVCS INC DEP 1/40 PFD B |
| AFSI-C | AMTRUST FINL SVCS INC DEP 1/40 SR-C |
| AFSI-D | AMTRUST FINL SVCS INC DEP SHS PFD |
| AFSI-E | AMTRUST FINL SVCS INC DSHS 1/40 PF E |
| AFSI-F | AMTRUST FINL SVCS INC DSHS 1/40 PF F |

| | |
|---|---|
| AFSS | AMTRUST FINL SVCS INC 7.25 SUB NT 55 |
| AFST | AMTRUST FINL SVCS INC SUB NT |
| AFT | APOLLO SR FLOATING RATE FD INC COM |
| AFTY | CSOP ETF TR FTSE CHINA A50 |
| AG | FIRST MAJESTIC SILVER CORP COM |
| AGC | ADVENT CLAY CONV SEC INC FD II COM |
| AGCO | AGCO CORP COM |
| AGD | ABERDEEN GLOBAL DYNAMIC DIVID COM |
| AGEN | AGENUS INC COM NEW |
| AGF | DEUTSCHE BK AG LDN BRH DB AGRIC LNG ETN |
| AGFS | AGROFRESH SOLUTIONS COM |
| AGFSW | AGROFRESH SOLUTIONS WT EXP 073120 |
| AGG | ISHARES TR CORE US AGGBD ET |
| AGGE | INDEXIQ ETF TR IQ ENCH BD US |
| AGGP | INDEXIQ ETF TR IQ ENCH COR PL |
| AGGY | WISDOMTREE TR BARCLYS YLD AGGR |
| AGI | ALAMOS GOLD INC NEW COM CL A |
| AGIO | AGIOS PHARMACEUTICALS INC COM |
| AGLE | AEGLEA BIOTHERAPEUTICS INC COM |
| AGM | FEDERAL AGRIC MTG CORP CL C |
| AGM.A | FEDERAL AGRIC MTG CORP CL A |
| AGM-A | FEDERAL AGRIC MTG CORP PFD A 5.875%NON |
| AGM-B | FEDERAL AGRIC MTG CORP NCUM PFD SER B |
| AGM-C | FEDERAL AGRIC MTG CORP PFD C FIX TO FLT |
| AGMH | AGM GROUP HOLDINGS INC SHS CL A |
| AGN | ALLERGAN PLC SHS |
| AGNC | AGNC INVT CORP COM |
| AGNCB | AGNC INVT CORP DEP SHS 1/1000 |
| AGNCN | AGNC INVT CORP CUM 1/1000 7% C |
| AGND | WISDOMTREE TR BRCLYS NEGTV DUR |
| AGO | ASSURED GUARANTY LTD COM |
| AGO-B | ASSURED GUARNTY MUNI HLDGS INC QUIBS 6.875% |
| AGO-E | ASSURED GUARNTY MUNI HLDGS INC NT 6.25% 2102 |
| AGO-F | ASSURED GUARNTY MUNI HLDGS INC NT 5.60% 2103 |
| AGQ | PROSHARES TR II ULTRA SILVER NEW |
| AGR | AVANGRID INC COM |
| AGRO | ADECOAGRO S A COM |
| AGRX | AGILE THERAPEUTICS INC COM |
| AGS | PLAYAGS INC COM |

| | |
|---|---|
| AGT | iShares MSCI Argentina and Global Exposure ETF |
| AGTC | APPLIED GENETIC TECHNOL CORP COM |
| AGX | ARGAN INC COM |
| AGYS | AGILYSYS INC COM |
| AGZ | ISHARES TR AGENCY BOND ETF |
| AGZD | WISDOMTREE TR BRCLYS INTRT HED |
| AHC | A H BELO CORP COM CL A |
| AHH | ARMADA HOFFLER PPTYS INC COM |
| AHL | ASPEN INSURANCE HOLDINGS LTD SHS |
| AHL-C | ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95 |
| AHL-D | ASPEN INSURANCE HOLDINGS LTD PFD SHS |
| AHPA | AVISTA HEALTHCARE PUB ACQ CORP CL A |
| AHPAU | AVISTA HEALTHCARE PUB ACQ CORP UT 1CL A 1WT E |
| AHPAW | AVISTA HEALTHCARE PUB ACQ CORP WT EXP 000021 |
| AHPI | ALLIED HEALTHCARE PRODS INC COM NEW |
| AHT | ASHFORD HOSPITALITY TR INC COM SHS |
| AHT-D | ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM |
| AHT-F | ASHFORD HOSPITALITY TR INC PFD CUM SER F |
| AHT-G | ASHFORD HOSPITALITY TR INC PFD SER G |
| AHT-H | ASHFORD HOSPITALITY TR INC 7.50% CUM PFD H |
| AHT-I | ASHFORD HOSPITALITY TR INC 7.5% PFD SER I |
| AI | ARLINGTON ASSET INVT CORP CL A NEW |
| AIA | ISHARES TR ASIA 50 ETF |
| AI-B | ARLINGTON ASSET INVT CORP PFD SER B |
| AIC | ARLINGTON ASSET INVT CORP 6.75% SR NT 25 |
| AIEQ | ETF MANAGERS TR AI POWERED EQT |
| AIF | APOLLO TACTICAL INCOME FD INC COM |
| AIG | AMERICAN INTL GROUP INC COM NEW |
| AIG+ | AMERICAN INTL GROUP INC WT EXP 011921 |
| AIHS | SENMIAO TECHNOLOGY LTD COM |
| AIIQ | ETF SER SOLUTIONS AI PWD INTL EQTY |
| AIMC | ALTRA INDL MOTION CORP COM |
| AIMT | AIMMUNE THERAPEUTICS INC COM |
| AIN | ALBANY INTL CORP CL A |
| AINC | ASHFORD INC COM |
| AINV | APOLLO INVT CORP COM |
| AIPT | PRECISION THERAPEUTICS INC COM |
| AIQ | GLOBAL X FDS FUTR ANALY ETF |
| AIR | AAR CORP COM |

| AIRG | AIRGAIN INC COM |
|---|---|
| AIRI | AIR INDS GROUP COM NEW |
| AIRR | FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF |
| AIRT | AIR T INC COM |
| AIT | APPLIED INDL TECHNOLOGIES INC COM |
| AIV | APARTMENT INVT & MGMT CO CL A |
| AIV-A | APARTMENT INVT & MGMT CO PFD CL A 6.875% |
| AIW | ARLINGTON ASSET INVT CORP SR NT6.625 23 |
| AIY | APOLLO INVT CORP SR NT 43 |
| AIZ | ASSURANT INC COM |
| AIZP | ASSURANT INC 6.50% CONV PFD D |
| AJG | GALLAGHER ARTHUR J & CO COM |
| AJRD | AEROJET ROCKETDYNE HLDGS INC COM |
| AJX | GREAT AJAX CORP COM |
| AJXA | GREAT AJAX CORP 7.25 CV SR NT 24 |
| AKAM | AKAMAI TECHNOLOGIES INC COM |
| AKAO | ACHAOGEN INC COM |
| AKBA | AKEBIA THERAPEUTICS INC COM |
| AKCA | AKCEA THERAPEUTICS INC COM |
| AKER | AKERS BIOSCIENCES INC COM |
| AKG | ASANKO GOLD INC COM |
| AKO.A | EMBOTELLADORA ANDINA S A SPON ADR A |
| AKO.B | EMBOTELLADORA ANDINA S A SPON ADR B |
| AKP | ALLIANCE CALIF MUN INCOME FD COM |
| AKR | ACADIA RLTY TR COM SH BEN INT |
| AKRX | AKORN INC COM |
| AKS | AK STL HLDG CORP COM |
| AKTS | AKOUSTIS TECHNOLOGIES INC COM |
| AKTX | AKARI THERAPEUTICS PLC SPONSORED ADR |
| AL | AIR LEASE CORP CL A |
| ALB | ALBEMARLE CORP COM |
| ALBO | ALBIREO PHARMA INC COM |
| ALCO | ALICO INC COM |
| ALD | WISDOMTREE TR ASIA LC DBT FD |
| ALDR | ALDER BIOPHARMACEUTICALS INC COM |
| ALDX | ALDEYRA THERAPEUTICS INC COM |
| ALE | ALLETE INC COM NEW |
| ALEX | ALEXANDER & BALDWIN INC NEW COM |
| ALFA | AlphaClone Alternative Alpha ETF |

| | |
|---|---|
| ALFI | AlphaClone International ETF |
| ALG | ALAMO GROUP INC COM |
| ALGN | ALIGN TECHNOLOGY INC COM |
| ALGT | ALLEGIANT TRAVEL CO COM |
| ALIM | ALIMERA SCIENCES INC COM |
| ALJJ | ALJ REGIONAL HLDGS INC COM |
| ALK | ALASKA AIR GROUP INC COM |
| ALKS | ALKERMES PLC SHS |
| ALL | ALLSTATE CORP COM |
| ALL-A | ALLSTATE CORP DEP SHS PFD A |
| ALL-B | ALLSTATE CORP SUB DEB 53 |
| ALL-C | ALLSTATE CORP DEP 1/1000 C |
| ALL-D | ALLSTATE CORP LEOPRD PFD SER D |
| ALLE | ALLEGION PUB LTD CO ORD SHS |
| ALL-E | ALLSTATE CORP DEP SH 1/1000 E |
| ALL-F | ALLSTATE CORP LEOPR 1/1000 PFD |
| ALL-G | ALLSTATE CORP DEP 1/1000 PFD G |
| ALLT | ALLOT COMMUNICATIONS LTD SHS |
| ALLY | ALLY FINL INC COM |
| ALLY-A | GMAC CAP TR I GTD TR PFD-2 |
| ALN | AMERICAN LORAIN CORP COM |
| ALNA | ALLENA PHARMACEUTICALS INC COM |
| ALNY | ALNYLAM PHARMACEUTICALS INC COM |
| ALO | ALIO GOLD INC COM |
| ALOG | ANALOGIC CORP COM PAR $0.05 |
| ALOT | ASTRONOVA INC COM |
| ALPN | ALPINE IMMUNE SCIENCES INC COM |
| ALP-Q | ALABAMA PWR CO 5% PFD CL A |
| ALQA | ALLIQUA BIOMEDICAL INC COM PAR |
| ALRM | ALARM COM HLDGS INC COM |
| ALRN | AILERON THERAPEUTICS INC COM |
| ALSK | ALASKA COMMUNICATIONS SYS GRP COM |
| ALSN | ALLISON TRANSMISSION HLDGS INC COM |
| ALT | ALTIMMUNE INC COM |
| ALTR | ALTAIR ENGR INC COM CL A |
| ALTS | ProShares Morningstar Alternatives Solution ETF |
| ALTY | GLOBAL X FDS SUPER DIV ALTR |
| ALV | AUTOLIV INC COM |
| ALV# | AUTOLIV INC EX DISTRIBUTIN |

| | |
|---|---|
| ALX | ALEXANDERS INC COM |
| ALXN | ALEXION PHARMACEUTICALS INC COM |
| AM | ANTERO MIDSTREAM PARTNERS LP UNT LTD PARTN |
| AMAG | AMAG PHARMACEUTICALS INC COM |
| AMAT | APPLIED MATLS INC COM |
| AMBA | AMBARELLA INC SHS |
| AMBC | AMBAC FINL GROUP INC COM NEW |
| AMBCW | AMBAC FINL GROUP INC WT EXP 043023 |
| AMBO | AMBOW ED HLDG LTD SPONSORED ADS |
| AMBR | AMBER RD INC COM |
| AMC | AMC ENTMT HLDGS INC CL A COM |
| AMCA | ISHARES TR RUSSELL 1000 US |
| AMCN | AIRMEDIA GROUP INC SPONSORED ADR |
| AMCX | AMC NETWORKS INC CL A |
| AMD | ADVANCED MICRO DEVICES INC COM |
| AMDA | AMEDICA CORP COM PAR |
| AME | AMETEK INC NEW COM |
| AMED | AMEDISYS INC COM |
| AMEH | APOLLO MEDICAL HLDGS INC COM NEW |
| AMG | AFFILIATED MANAGERS GROUP COM |
| AMGN | AMGEN INC COM |
| AMGP | ANTERO MIDSTREAM GP LP COM SHS REPSTG |
| AMH | AMERICAN HOMES 4 RENT CL A |
| AMH-D | AMERICAN HOMES 4 RENT RED PFD SER D |
| AMH-E | AMERICAN HOMES 4 RENT PFD CUM RED E |
| AMH-F | AMERICAN HOMES 4 RENT CM RED PFD SHS F |
| AMH-G | AMERICAN HOMES 4 RENT 5.875% CUM PFD G |
| AMID | AMERICAN MIDSTREAM PARTNERS LP COM UNITS |
| AMJ | JPMORGAN CHASE & CO ALERIAN ML ETN |
| AMJL | CREDIT SUISSE AG NASSAU BRH XLNKS AMLP ETN36 |
| AMKR | AMKOR TECHNOLOGY INC COM |
| AMLP | ALPS ETF TR ALERIAN MLP |
| AMMA | ALLIANCE MMA INC COM |
| AMN | AMN HEALTHCARE SERVICES INC COM |
| AMNB | AMERICAN NATL BANKSHARES INC COM |
| AMOT | ALLIED MOTION TECHNOLOGIES INC COM |
| AMOV | AMERICA MOVIL SAB DE CV SPONSORED ADR |
| AMP | AMERIPRISE FINL INC COM |
| AMPE | AMPIO PHARMACEUTICALS INC COM |

| AMPH | AMPHASTAR PHARMACEUTICALS INC COM |
|---|---|
| AMR | ALTA MESA RES INC CL A |
| AMRB | AMERICAN RIVER BANKSHARES COM |
| AMRC | AMERESCO INC CL A |
| AMRH | AMERI HLDGS INC COM |
| AMRHW | AMERI HLDGS INC WT EXP 110823 |
| AMRK | A MARK PRECIOUS METALS INC COM |
| AMRN | AMARIN CORP PLC SPONS ADR NEW |
| AMRS | AMYRIS INC COM NEW |
| AMRWW | ALTA MESA RES INC WT EXP 032824 |
| AMRX | AMNEAL PHARMACEUTICALS INC COM STK CL A |
| AMS | AMERICAN SHARED HOSPITAL SVCS COM |
| AMSC | AMERICAN SUPERCONDUCTOR CORP SHS NEW |
| AMSF | AMERISAFE INC COM |
| AMSWA | AMERICAN SOFTWARE INC CL A |
| AMT | AMERICAN TOWER CORP NEW COM |
| AMTD | TD AMERITRADE HLDG CORP COM |
| AMTX | AEMETIS INC COM NEW |
| AMU | UBS AG LONDON BRH ETRAC ALER MLP |
| AMUB | UBS AG LONDON BRH ETRACS ALERIAN M |
| AMWD | AMERICAN WOODMARK CORPORATION COM |
| AMX | AMERICA MOVIL SAB DE CV SPON ADR L SHS |
| AMZA | ETFIS SER TR I INFRAC ACT MLP |
| AMZN | AMAZON COM INC COM |
| AN | AUTONATION INC COM |
| ANAB | ANAPTYSBIO INC COM |
| ANAT | AMERICAN NATL INS CO COM |
| ANCB | ANCHOR BANCORP WA COM |
| ANCX | ACCESS NATL CORP COM |
| ANDE | ANDERSONS INC COM |
| ANDV | ANDEAVOR COM |
| ANDX | ANDEAVOR LOGISTICS LP COM UNIT LP INT |
| ANET | ARISTA NETWORKS INC COM |
| ANF | ABERCROMBIE & FITCH CO CL A |
| ANFI | AMIRA NATURE FOODS LTD SHS |
| ANGI | ANGI HOMESERVICES INC COM CL A |
| ANGL | VANECK VECTORS ETF TR FALLEN ANGEL HG |
| ANGO | ANGIODYNAMICS INC COM |
| ANH | ANWORTH MORTGAGE ASSET CP COM |

| | |
|---|---|
| ANH-A | ANWORTH MORTGAGE ASSET CP PFD A 8.625% |
| ANH-B | ANWORTH MORTGAGE ASSET CP PFD B 6.25% |
| ANH-C | ANWORTH MORTGAGE ASSET CP PFD SER C 7.625% |
| ANIK | ANIKA THERAPEUTICS INC COM |
| ANIP | ANI PHARMACEUTICALS INC COM |
| ANSS | ANSYS INC COM |
| ANTH | ANTHERA PHARMACEUTICALS INC COM |
| ANTM | ANTHEM INC COM |
| ANW | AEGEAN MARINE PETROLEUM NETWRK SHS |
| ANY | SPHERE 3D CORP NEW COM NEW |
| AOA | ISHARES TR AGGRES ALLOC ETF |
| AOBC | AMERICAN OUTDOOR BRANDS CORP COM |
| AOD | ABERDEEN TOTAL DYNAMIC DIVD FD COM SH BEN INT |
| AOI | ALLIANCE ONE INTL INC COM NEW |
| AOK | ISHARES TR CONSER ALLOC ETF |
| AOM | ISHARES TR MODERT ALLOC ETF |
| AON | AON PLC SHS CL A |
| AOR | ISHARES TR GRWT ALLOCAT ETF |
| AOS | SMITH A O COM |
| AOSL | ALPHA & OMEGA SEMICONDUCTOR LT SHS |
| AP | AMPCO-PITTSBURGH CORP COM |
| APA | APACHE CORP COM |
| APAM | ARTISAN PARTNERS ASSET MGMT IN CL A |
| APB | ASIA PAC FD INC COM |
| APC | ANADARKO PETE CORP COM |
| APD | AIR PRODS & CHEMS INC COM |
| APDN | APPLIED DNA SCIENCES INC COM NEW |
| APDNW | APPLIED DNA SCIENCES INC WT EXP 112119 |
| APEI | AMERICAN PUBLIC EDUCATION INC COM |
| APEN | APOLLO ENDOSURGERY INC COM |
| APF | MORGAN STANLEY ASIA PAC FD INC COM |
| APH | AMPHENOL CORP NEW CL A |
| APHB | AMPLIPHI BIOSCIENCES CORP COM PAR |
| APLE | APPLE HOSPITALITY REIT INC COM NEW |
| APLS | APELLIS PHARMACEUTICALS INC COM |
| APO | APOLLO GLOBAL MGMT LLC CL A SHS |
| APO-A | APOLLO GLOBAL MGMT LLC PFD SERIES A |
| APO-B | APOLLO GLOBAL MGMT LLC 6.375% PFD SHS B |
| APOG | APOGEE ENTERPRISES INC COM |

| APOP | CELLECT BIOTECHNOLOGY LTD SPON ADS |
|---|---|
| APOPW | CELLECT BIOTECHNOLOGY LTD WT EXP 080321 |
| APPF | APPFOLIO INC COM CL A |
| APPN | APPIAN CORP CL A |
| APPS | DIGITAL TURBINE INC COM NEW |
| APRI | APRICUS BIOSCIENCES INC COM NEW |
| APRN | BLUE APRON HLDGS INC CL A |
| APT | ALPHA PRO TECH LTD COM |
| APTI | APPTIO INC CL A |
| APTO | APTOSE BIOSCIENCES INC COM NEW |
| APTS | PREFERRED APT CMNTYS INC COM |
| APTV | APTIV PLC SHS |
| APTX | APTINYX INC COM |
| APU | AMERIGAS PARTNERS L P UNIT L P INT |
| APVO | APTEVO THERAPEUTICS INC COM |
| APWC | ASIA PACIFIC WIRE & CABLE CORP ORD |
| APY | APERGY CORP COM |
| AQ | AQUANTIA CORP COM |
| AQB | AQUABOUNTY TECHNOLOGIES INC COM NEW |
| AQMS | AQUA METALS INC COM |
| AQN | ALGONQUIN PWR UTILS CORP COM |
| AQUA | EVOQUA WATER TECHNOLOGIES CORP COM |
| AQXP | AQUINOX PHARMACEUTICALS INC COM |
| AR | ANTERO RES CORP COM |
| ARA | AMERICAN RENAL ASSOCIATES HOLD COM |
| ARAY | ACCURAY INC COM |
| ARC | ARC DOCUMENT SOLUTIONS INC COM |
| ARCB | ARCBEST CORP COM |
| ARCC | ARES CAP CORP COM |
| ARCH | ARCH COAL INC CL A |
| ARCI | APPLIANCE RECYCLING CTRS AMER COM NEW |
| ARCM | Arrow Reserve Capital Management ETF |
| ARCO | ARCOS DORADOS HOLDINGS INC SHS CLASS -A - |
| ARCT | ARCTURUS THERAPEUTICS LTD SHS |
| ARCW | ARC GROUP WORLDWIDE INC COM |
| ARD | ARDAGH GROUP S A CL A |
| ARDC | ARES DYNAMIC CR ALLOCATION FD COM |
| ARDM | ARADIGM CORP COM PAR |
| ARDX | ARDELYX INC COM |

| ARE | ALEXANDRIA REAL ESTATE EQ INC COM |
|---|---|
| ARE-D | ALEXANDRIA REAL ESTATE EQ INC PFD CONV SER D |
| ARES | ARES MGMT LP COM SHS REG INT |
| ARES-A | ARES MGMT LP 7% PFD REG INT A |
| AREX | APPROACH RESOURCES INC COM |
| ARGD | ARGO GROUP US INC 6.5% SR NTS 42 |
| ARGO | ARGO GROUP INTL HLDGS LTD COM |
| ARGT | GLOBAL X FDS GB MSCI AR ETF |
| ARGX | ARGENX SE SPONSORED ADR |
| ARI | APOLLO COML REAL EST FIN INC COM |
| ARI-C | APOLLO COML REAL EST FIN INC RED PFD SER C |
| ARII | AMERICAN RAILCAR INDS INC COM |
| ARKG | ARK ETF TR GEN REV MLTSCT |
| ARKK | ARK ETF TR INNOVATION ETF |
| ARKQ | ARK ETF TR INDL INNOVATIN |
| ARKR | ARK RESTAURANTS CORP COM |
| ARKW | ARK ETF TR WEB X.O ETF |
| ARL | AMERICAN RLTY INVS INC COM |
| ARLP | ALLIANCE RES PARTNER L P UT LTD PART |
| ARLZ | ARALEZ PHARMACEUTICALS INC COM |
| ARMK | ARAMARK COM |
| ARMO | ARMO BIOSCIENCES INC COM |
| ARNA | ARENA PHARMACEUTICALS INC COM NEW |
| ARNC | ARCONIC INC COM |
| ARNC- | ARCONIC INC PFD SER A |
| AROC | ARCHROCK INC COM |
| AROW | ARROW FINL CORP COM |
| ARQL | ARQULE INC COM |
| ARR | ARMOUR RESIDENTIAL REIT INC COM NEW |
| ARR-A | ARMOUR RESIDENTIAL REIT INC PFD A 8.25% |
| ARR-B | ARMOUR RESIDENTIAL REIT INC PFD SER B 7.875% |
| ARRS | ARRIS INTL INC SHS |
| ARRY | ARRAY BIOPHARMA INC COM |
| ARTNA | ARTESIAN RESOURCES CORP CL A |
| ARTW | ARTS WAY MFG INC COM |
| ARTX | AROTECH CORP COM NEW |
| ARW | ARROW ELECTRS INC COM |
| ARWR | ARROWHEAD PHARMACEUTICALS INC COM |
| ASA | ASA GOLD AND PRECIOUS MTLS LMT SHS |

| ASB | ASSOCIATED BANC CORP COM |
|---|---|
| ASB+ | ASSOCIATED BANC CORP WT EXP 112118 |
| ASB-C | ASSOCIATED BANC CORP WIS DEP SHS 1/40 C |
| ASB-D | ASSOCIATED BANC CORP WIS DEP PFD NONCUM D |
| ASC | ARDMORE SHIPPING CORP COM |
| ASCMA | ASCENT CAP GROUP INC COM SER A |
| ASEA | GLOBAL X FDS GBL X FTSE ETF |
| ASET | FLEXSHARES TR REAL ASST IDX |
| ASFI | ASTA FDG INC COM |
| ASG | LIBERTY ALL-STAR GROWTH FD INC COM |
| ASGN | ASGN INC COM |
| ASH | ASHLAND GLOBAL HLDGS INC COM |
| ASHR | DBX ETF TR XTRACK HRVST CSI |
| ASHS | DBX ETF TR XTRACK CSI 500 A |
| ASHX | DBX ETF TR XTRACK MSCI CHIN |
| ASIX | ADVANSIX INC COM |
| ASLN | ASLAN PHARMACEUTICALS LTD ADS |
| ASM | AVINO SILVER & GOLD MINES LTD COM |
| ASMB | ASSEMBLY BIOSCIENCES INC COM |
| ASML | ASML HOLDING N V N Y REGISTRY SHS |
| ASNA | ASCENA RETAIL GROUP INC COM |
| ASND | ASCENDIS PHARMA A S SPONSORED ADR |
| ASNS | ARSANIS INC COM |
| ASPN | ASPEN AEROGELS INC COM |
| ASPS | ALTISOURCE PORTFOLIO SOLNS SA REG SHS |
| ASPU | ASPEN GROUP INC COM NEW |
| ASR | GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B |
| ASRV | AMERISERV FINL INC COM |
| ASRVP | AMERISERV FINL CAP TR I PFD A GTD 8.45 |
| AST | ASTERIAS BIOTHERAPEUTICS INC COM SER A |
| ASTC | ASTROTECH CORP COM NEW |
| ASTE | ASTEC INDS INC COM |
| ASUR | ASURE SOFTWARE INC COM |
| ASV | ASV HLDGS INC COM |
| ASX | ASE TECHNOLOGY HOLDING CO LTD SPONSORED ADS |
| ASYS | AMTECH SYS INC COM PAR $0.01N |
| AT | ATLANTIC PWR CORP COM NEW |
| ATAC | ATLANTIC ACQUISITION CORP COM |
| ATACR | ATLANTIC ACQUISITION CORP RT |

| | |
|---|---|
| ATACU | ATLANTIC ACQUISITION CORP UNIT EX 020819 |
| ATAI | ATA INC SPONS ADR |
| ATAX | AMERICA FIRST MULTIFAMILY INV BEN UNIT CTF |
| ATEC | ALPHATEC HOLDINGS INC COM NEW |
| ATEN | A10 NETWORKS INC COM |
| ATGE | ADTALEM GLOBAL ED INC COM |
| ATH | ATHENE HLDG LTD CL A |
| ATHM | AUTOHOME INC SP ADR RP CL A |
| ATHN | ATHENAHEALTH INC COM |
| ATHX | ATHERSYS INC COM |
| ATI | ALLEGHENY TECHNOLOGIES INC COM |
| ATIS | ATTIS INDS INC COM |
| ATISW | ATTIS INDS INC WT EXP 021022 |
| ATKR | ATKORE INTL GROUP INC COM |
| ATLC | ATLANTICUS HLDGS CORP COM |
| ATLO | AMES NATL CORP COM |
| ATMP | BARCLAYS BK PLC ETN+ SEL MLP |
| ATNI | ATN INTL INC COM |
| ATNM | ACTINIUM PHARMACEUTICALS INC COM |
| ATNX | ATHENEX INC COM |
| ATO | ATMOS ENERGY CORP COM |
| ATOM | ATOMERA INC COM |
| ATOS | ATOSSA GENETICS INC COM PAR |
| ATR | APTARGROUP INC COM |
| ATRA | ATARA BIOTHERAPEUTICS INC COM |
| ATRC | ATRICURE INC COM |
| ATRI | ATRION CORP COM |
| ATRO | ASTRONICS CORP COM |
| ATRS | ANTARES PHARMA INC COM |
| ATSG | AIR TRANSPORT SERVICES GRP INC COM |
| ATTO | ATENTO S A SHS |
| ATTU | ATTUNITY LTD SHS NEW |
| ATU | ACTUANT CORP CL A NEW |
| ATUS | ALTICE USA INC CL A |
| ATV | ACORN INTL INC SPONSORD ADR NEW |
| ATVI | ACTIVISION BLIZZARD INC COM |
| ATXI | AVENUE THERAPEUTICS INC COM NEW |
| AU | ANGLOGOLD ASHANTI LTD SPONSORED ADR |
| AUBN | AUBURN NATL BANCORP COM |

| | |
|---|---|
| AUDC | AUDIOCODES LTD ORD |
| AUG | AURYN RES INC COM |
| AUMN | GOLDEN MINERALS CO COM |
| AUO | AU OPTRONICS CORP SPONSORED ADR |
| AUPH | AURINIA PHARMACEUTICALS INC COM |
| AUSE | WISDOMTREE TR AUSTRALIA DIV FD |
| AUTL | AUTOLUS THERAPEUTICS LTD ADS |
| AUTO | AUTOWEB INC COM |
| AUY | YAMANA GOLD INC COM |
| AVA | AVISTA CORP COM |
| AVAL | GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS |
| AVAV | AEROVIRONMENT INC COM |
| AVB | AVALONBAY CMNTYS INC COM |
| AVD | AMERICAN VANGUARD CORP COM |
| AVDL | AVADEL PHARMACEUTICALS PLC SPONSORED ADR |
| AVEO | AVEO PHARMACEUTICALS INC COM |
| AVGO | BROADCOM INC COM |
| AVGR | AVINGER INC COM NEW |
| AVH | AVIANCA HLDGS SA SPON ADR REP PFD |
| AVHI | AV HOMES INC COM |
| AVID | AVID TECHNOLOGY INC COM |
| AVK | ADVENT CLAYMORE CV SECS & INC COM |
| AVLR | AVALARA INC COM |
| AVNW | AVIAT NETWORKS INC COM NEW |
| AVP | AVON PRODS INC COM |
| AVRO | AVROBIO INC COM |
| AVT | AVNET INC COM |
| AVX | AVX CORP NEW COM |
| AVXL | ANAVEX LIFE SCIENCES CORP COM NEW |
| AVY | AVERY DENNISON CORP COM |
| AVYA | AVAYA HLDGS CORP COM |
| AWF | ALLIANCEBERNSTEIN GBL HGH INCM COM |
| AWI | ARMSTRONG WORLD INDS INC NEW COM |
| AWK | AMERICAN WTR WKS CO INC NEW COM |
| AWP | ABERDEEN GLOBAL PREMIER PPTYS COM SH BEN INT |
| AWR | AMERICAN STS WTR CO COM |
| AWRE | AWARE INC MASS COM |
| AWX | AVALON HLDGS CORP CL A |
| AXAS | ABRAXAS PETE CORP COM |

| AXDX | ACCELERATE DIAGNOSTICS INC COM |
|---|---|
| AXE | ANIXTER INTL INC COM |
| AXGN | AXOGEN INC COM |
| AXJL | WISDOMTREE TR ASIA PAC EXJP FD |
| AXJV | ISHARES TR MIN VOL ASIA JAP |
| AXL | AMERICAN AXLE & MFG HLDGS INC COM |
| AXON | AXOVANT SCIENCES LTD COM |
| AXP | AMERICAN EXPRESS CO COM |
| AXR | AMREP CORP NEW COM |
| AXS | AXIS CAPITAL HOLDINGS LTD SHS |
| AXS-D | AXIS CAPITAL HOLDINGS LTD PFD SER D 5.50% |
| AXS-E | AXIS CAP HLDGS LTD DEP SHS PFD E |
| AXSM | AXSOME THERAPEUTICS INC COM |
| AXTA | AXALTA COATING SYS LTD COM |
| AXTI | AXT INC COM |
| AXU | ALEXCO RESOURCE CORP COM |
| AY | ATLANTICA YIELD PLC SHS |
| AYI | ACUITY BRANDS INC COM |
| AYR | AIRCASTLE LTD COM |
| AYTU | AYTU BIOSCIENCE INC COM PAR |
| AYX | ALTERYX INC COM CL A |
| AZN | ASTRAZENECA PLC SPONSORED ADR |
| AZO | AUTOZONE INC COM |
| AZPN | ASPEN TECHNOLOGY INC COM |
| AZRE | AZURE PWR GLOBAL LTD SHS |
| AZRX | AZURRX BIOPHARMA INC COM |
| AZUL | AZUL S A SPONSR ADR PFD |
| AZZ | AZZ INC COM |
| B | BARNES GROUP INC COM |
| BA | BOEING CO COM |
| BAB | INVESCO EXCHNG TRADED FD TR II TAXABLE MUN BD |
| BABA | ALIBABA GROUP HLDG LTD SPONSORED ADS |
| BABY | NATUS MEDICAL INC DEL COM |
| BAC | BANK AMER CORP COM |
| BAC+A | BANK AMER CORP WT EXP 011619 |
| BAC+B | BANK AMER CORP WT EXP 102818 |
| BAC-A | BANK AMER CORP DEP SHS PFD EE |
| BAC-B | BANK AMER CORP 6 NCUM PFD SR GG |
| BAC-C | BANK AMER CORP PFD CUM SER C |

| | |
|---|---|
| BAC-D | BANK AMER CORP 1/1000 6.204%D |
| BAC-E | BANK AMER CORP PFD PER1/1000E |
| BAC-L | BANK AMER CORP 7.25%CNV PFD L |
| BAC-W | BANK AMER CORP DEPSHS PFD SER W |
| BAC-Y | BANK AMER CORP DEP 1/1000 PFD |
| BAF | BLACKROCK MUNI INCOME INV QLTY COM |
| BAH | BOOZ ALLEN HAMILTON HLDG CORP CL A |
| BAK | BRASKEM S A SP ADR PFD A |
| BALB | BARCLAYS BK PLC IPATH B COTTON |
| BAM | BROOKFIELD ASSET MGMT INC CL A LTD VT SH |
| BANC | BANC OF CALIFORNIA INC COM |
| BANC-C | BANC OF CALIFORNIA INC DEP SHS REP 1/40 |
| BANC-D | BANC OF CALIFORNIA INC DEP SHS SER-D |
| BANC-E | BANC OF CALIFORNIA INC DEP SHS REPSTG |
| BAND | BANDWIDTH INC COM CL A |
| BANF | BANCFIRST CORP COM |
| BANFP | BFC CAP TR II PFD TR 7.20% |
| BANR | BANNER CORP COM NEW |
| BANX | STONECASTLE FINL CORP COM |
| BAP | CREDICORP LTD COM |
| BAR | GRANITESHARES GOLD TR SHS BEN INT |
| BAS | BASIC ENERGY SVCS INC NEW COM NEW |
| BASI | BIOANALYTICAL SYS INC COM |
| BATRA | LIBERTY MEDIA CORP DELAWARE COM A BRAVES GRP |
| BATRK | LIBERTY MEDIA CORP DELAWARE COM C BRAVES GRP |
| BATT | AMPLIFY ETF TR ADVANCED BATTERY |
| BAX | BAXTER INTL INC COM |
| BB | BLACKBERRY LTD COM |
| BBBY | BED BATH & BEYOND INC COM |
| BBC | ETFIS SER TR I VIRTUS LIFESC CT |
| BBD | BANCO BRADESCO S A SP ADR PFD NEW |
| BBDO | BANCO BRADESCO S A SPONSORED ADR |
| BBEU | JPMorgan BetaBuilders Europe ETF |
| BBF | BLACKROCK MUNIC INCM INVST TR SH BEN INT |
| BBGI | BEASLEY BROADCAST GROUP INC CL A |
| BBH | VANECK VECTORS ETF TR BIOTECH ETF |
| BBJP | JPMorgan BetaBuilders Japan ETF |
| BBK | BLACKROCK MUNICIPAL BOND TR COM |
| BBL | BHP BILLITON PLC SPONSORED ADR |

| | |
|---|---|
| BBN | BLACKROCK TAX MUNICPAL BD TR SHS |
| BBOX | BLACK BOX CORP DEL COM |
| BBP | ETFIS SER TR I VIRTUS LIFESC BT |
| BBRC | COLUMBIA ETF TR II BEYOND BRICS ETF |
| BBRE | JPMorgan BetaBuilders MSCI U.S. REIT ETF |
| BBSI | BARRETT BUSINESS SERVICES INC COM |
| BBT | BB&T CORP COM |
| BBT-D | BB&T CORP DEP SHS REPSTG 1 |
| BBT-E | BB&T CORP DEP SHS REPSTG 1 |
| BBT-F | BB&T CORP DEP1/1000 PFD F |
| BBT-G | BB&T CORP DP SHS RP PF G |
| BBT-H | BB&T CORP DEP PFD SER H |
| BBU | BROOKFIELD BUSINESS PARTNERS L UNIT LTD LP |
| BBVA | BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR |
| BBW | BUILD A BEAR WORKSHOP COM |
| BBX | BBX CAP CORP NEW CL A |
| BBY | BEST BUY INC COM |
| BC | BRUNSWICK CORP COM |
| BCAC | BISON CAP ACQUISITION CORP ORD SHS |
| BCACR | BISON CAP ACQUISITION CORP RT |
| BCACU | BISON CAP ACQUISITION CORP UT 1SH 1RT 1/2WT |
| BCACW | BISON CAP ACQUISITION CORP WT EXP 062022 |
| BCBP | BCB BANCORP INC COM |
| BCC | BOISE CASCADE CO DEL COM |
| BCD | ETFS TR BBG LONGER K 1 |
| BCE | BCE INC COM NEW |
| BCEI | BONANZA CREEK ENERGY INC COM NEW |
| BCH | BANCO DE CHILE SPONSORED ADR |
| BCI | ETFS TR BBG COMMD K 1 |
| BCLI | BRAINSTORM CELL THERAPEUTICS COM NEW |
| BCM | BARCLAYS BK PLC IPTH PURE BRD |
| BCML | BAYCOM CORP COM |
| BCNA | REALITY SHS ETF TR NASDAQ NEXGEN |
| BCO | BRINKS CO COM |
| BCOM | B COMMUNICATIONS LTD SHS |
| BCOR | BLUCORA INC COM |
| BCOV | BRIGHTCOVE INC COM |
| BCPC | BALCHEM CORP COM |
| BCRH | BLUE CAP REINS HLDGS LTD COM |

| | |
|---|---|
| BCRX | BIOCRYST PHARMACEUTICALS COM |
| BCS | BARCLAYS PLC ADR |
| BCS-D | BARCLAYS BANK PLC ADR PFD SR 5 |
| BCTF | BANCORP 34 INC COM |
| BCV | BANCROFT FUND LTD COM |
| BCV-A | BANCROFT FUND LTD PFD CUM SER A |
| BCX | BLACKROCK RES & COMM STRAT TR SHS |
| BDC | BELDEN INC COM |
| BDC-B | BELDEN INC DEP PFD COV B |
| BDCL | UBS AG LONDON BRH ETRAC 2X LEV LNG |
| BDCS | UBS AG JERSEY BRH ETRAC WELLS BDCI |
| BDCZ | UBS AG LONDON BRH ETRACS WF BUS DE |
| BDD | DEUTSCHE BK AG LONDON BRH DB BASE MET DBL |
| BDGE | BRIDGE BANCORP INC COM |
| BDJ | BLACKROCK ENHANCED EQT DIV TR COM |
| BDL | FLANIGANS ENTERPRISES INC COM |
| BDN | BRANDYWINE RLTY TR SH BEN INT NEW |
| BDR | BLONDER TONGUE LABS INC COM |
| BDRY | ETF MANAGER GROUP COMMODITY TR BREAKWAVE DRY |
| BDSI | BIODELIVERY SCIENCES INTL INC COM |
| BDX | BECTON DICKINSON & CO COM |
| BDXA | BECTON DICKINSON & CO PFD SHS CONV A |
| BEAT | BIOTELEMETRY INC COM |
| BECN | BEACON ROOFING SUPPLY INC COM |
| BEDU | BRIGHT SCHOLAR ED HLDGS LTD SPONSORED ADS |
| BEF | ETFS TR BBG STRGY K 1 |
| BEL | BELMOND LTD CL A |
| BELFA | BEL FUSE INC CL A |
| BELFB | BEL FUSE INC CL B |
| BEMO | Aptus Behavioral Momentum ETF |
| BEN | FRANKLIN RES INC COM |
| BEP | BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT |
| BERN | Bernstein U.S. Research Fund |
| BERY | BERRY GLOBAL GROUP INC COM |
| BF.A | BROWN FORMAN CORP CL A |
| BF.B | BROWN FORMAN CORP CL B |
| BFAM | BRIGHT HORIZONS FAM SOL IN DEL COM |
| BFIN | BANKFINANCIAL CORP COM |
| BFIT | GLOBAL X FDS HELTH WELL ETF |

| | |
|---|---|
| BFK | BLACKROCK MUN INCOME TR SH BEN INT |
| BFO | BLACKROCK FLA MUN 2020 TERM TR COM SHS |
| BFOR | ALPS ETF TR BARRONS 400 ETF |
| BFR | BBVA BANCO FRANCES S A SPONSORED ADR |
| BFRA | BIOFRONTERA AG SPONSORED ADS |
| BFS | SAUL CTRS INC COM |
| BFS-C | SAUL CTRS INC DEP 1/100 PFD |
| BFS-D | SAUL CTRS INC 6.125% PFD CUM D |
| BFST | BUSINESS FIRST BANCSHARES INC COM |
| BFY | BLACKROCK NY MUN INCOME TR II COM |
| BFZ | BLACKROCK CALIF MUN INCOME TR SH BEN INT |
| BG | BUNGE LIMITED COM |
| BGB | BLACKSTONE GSO STRATEGIC CR FD COM SHS BEN IN |
| BGCA | BGC PARTNERS INC SR NT 8.125%42 |
| BGCP | BGC PARTNERS INC CL A |
| BGFV | BIG 5 SPORTING GOODS CORP COM |
| BGG | BRIGGS & STRATTON CORP COM |
| BGH | BARINGS GLOBAL SHORT DURATION COM |
| BGI | BIRKS GROUP INC CL A COM |
| BGIO | BLACKROCK 2022 GBL INCM OPP COM |
| BGNE | BEIGENE LTD SPONSORED ADR |
| BGR | BLACKROCK ENERGY & RES TR COM |
| BGS | B & G FOODS INC NEW COM |
| BGSF | BG STAFFING INC COM |
| BGT | BLACKROCK FLOATING RATE INCOME COM |
| BGX | BLACKSTONE GSO LNG SHRT CR INC COM SHS BN INT |
| BGY | BLACKROCK ENHANCED INTL DIV TR COM BENE INTER |
| BH | BIGLARI HLDGS INC COM STK CL B |
| BH.A | BIGLARI HLDGS INC COM STK CL A |
| BHAC | BARINGTON HILCO ACQUISITION COM |
| BHACR | BARINGTON HILCO ACQUISITION RT |
| BHACU | BARINGTON HILCO ACQUISITION UNT 1COM&1RT&1WT |
| BHACW | BARINGTON HILCO ACQUISITION WT EXP 021120 |
| BHB | BAR HBR BANKSHARES COM |
| BHBK | BLUE HILLS BANCORP INC COM |
| BHE | BENCHMARK ELECTRS INC COM |
| BHF | BRIGHTHOUSE FINL INC COM |
| BHGE | BAKER HUGHES A GE CO CL A |
| BHK | BLACKROCK CORE BD TR SHS BEN INT |

| | |
|---|---|
| BHLB | BERKSHIRE HILLS BANCORP INC COM |
| BHP | BHP BILLITON LTD SPONSORED ADR |
| BHR | BRAEMAR HOTELS & RESORTS INC COM |
| BHR-B | BRAEMAR HOTELS & RESORTS INC 5.5 CUM CV PFD B |
| BHTG | BIOHITECH GLOBAL INC COM |
| BHV | BLACKROCK VA MUNICIPAL BOND TR COM |
| BHVN | BIOHAVEN PHARMACTL HLDG CO LTD COM |
| BIB | PROSHARES TR PSHS ULT NASB |
| BIBL | NORTHERN LTS FD TR IV INSPIRE 100ETF |
| BICK | FIRST TR BICK INDEX FD COM SHS |
| BID | SOTHEBYS COM |
| BIDU | BAIDU INC SPON ADR REP A |
| BIF | BOULDER GROWTH & INCOME FD INC COM |
| BIG | BIG LOTS INC COM |
| BIIB | BIOGEN INC COM |
| BIKR | ETF MANAGERS TR ROGERS AI GLOB |
| BIL | SPDR SER TR SPDR BLOOMBERG |
| BILI | BILIBILI INC SPONS ADS REP Z |
| BIO | BIO RAD LABS INC CL A |
| BIO.B | BIO RAD LABS INC CL B |
| BIOC | BIOCEPT INC COM NEW |
| BIOL | BIOLASE INC COM NEW |
| BIOS | BIOSCRIP INC COM |
| BIP | BROOKFIELD INFRAST PARTNERS LP LP INT UNIT |
| BIS | PROSHARES TR ULTSH NASD BIOT |
| BIT | BLACKROCK MULTI-SECTOR INC TR COM |
| BITA | BITAUTO HLDGS LTD SPONSORED ADS |
| BIV | VANGUARD BD INDEX FD INC INTERMED TERM |
| BIZD | VANECK VECTORS ETF TR BDC INCOME ETF |
| BJJN | BARCLAYS BK PLC IPATH B NICKEL |
| BJK | VANECK VECTORS ETF TR GAMING ETF |
| BJO | BARCLAYS BK PLC IPATH B COFFEE |
| BJRI | BJS RESTAURANTS INC COM |
| BJZ | BLACKROCK CA MUNI 2018 TERM TR COM |
| BK | BANK NEW YORK MELLON CORP COM |
| BKC | EXCHANGE LISTED FDS TR REX BKCM ETF |
| BK-C | BANK NEW YORK MELLON CORP DP1/4000 PFD-C |
| BKCC | BLACKROCK CAPITAL INVESTMENT C COM |
| BKD | BROOKDALE SR LIVING INC COM |

| BKE | BUCKLE INC COM |
|---|---|
| BKEP | BLUEKNIGHT ENERGY PARTNERS L P COM UNIT |
| BKEPP | BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A |
| BKF | ISHARES INC MSCI BRIC INDX |
| BKH | BLACK HILLS CORP COM |
| BKHU | BLACK HILLS CORP EQUITY UNIT |
| BKI | BLACK KNIGHT INC COM |
| BKJ | BANCORP NEW JERSEY INC NEW COM |
| BKK | BLACKROCK MUN 2020 TERM TR COM SHS |
| BKLN | INVESCO EXCHNG TRADED FD TR II SR LN ETF |
| BKN | BLACKROCK INVT QUALITY MUN TR COM |
| BKNG | BOOKING HLDGS INC COM |
| BKS | BARNES & NOBLE INC COM |
| BKSC | BANK SOUTH CAROLINA CORP COM |
| BKT | BLACKROCK INCOME TR INC COM |
| BKTI | BK TECHNOLOGIES INC COM |
| BKU | BANKUNITED INC COM |
| BKYI | BIO-KEY INTERNATIONAL INC COM PAR |
| BL | BLACKLINE INC COM |
| BLBD | BLUE BIRD CORP COM |
| BLCM | BELLICUM PHARMACEUTICALS INC COM |
| BLCN | REALITY SHS ETF TR NSD NXGN ECO ETF |
| BLD | TOPBUILD CORP COM |
| BLDP | BALLARD PWR SYS INC NEW COM |
| BLDR | BUILDERS FIRSTSOURCE INC COM |
| BLE | BLACKROCK MUNI INCOME TR II COM |
| BLES | NORTHERN LTS FD TR IV INSPIRE GBL HOPE |
| BLFS | BIOLIFE SOLUTIONS INC COM NEW |
| BLH | BLACKROCK NY MUNI 2018 TERM TR COM |
| BLHY | VIRTUS ETF TR II VIRTUS DYNMC ETF |
| BLIN | BRIDGELINE DIGITAL INC COM PAR |
| BLK | BLACKROCK INC COM |
| BLKB | BLACKBAUD INC COM |
| BLL | BALL CORP COM |
| BLMN | BLOOMIN BRANDS INC COM |
| BLMT | BSB BANCORP INC MD COM |
| BLNK | BLINK CHARGING CO COM |
| BLNKW | BLINK CHARGING CO WT EXP 013123 |
| BLOK | AMPLIFY ETF TR BLOCKCHAIN LDR |

| BLPH | BELLEROPHON THERAPEUTICS INC COM |
|---|---|
| BLRX | BIOLINERX LTD SPONSORED ADR |
| BLUE | BLUEBIRD BIO INC COM |
| BLV | VANGUARD BD INDEX FD INC LONG TERM BOND |
| BLW | BLACKROCK LTD DURATION INC TR COM SHS |
| BLX | BANCO LATINOAMERICANO DE COME SHS E |
| BMA | BANCO MACRO SA SPON ADR B |
| BMCH | BMC STK HLDGS INC COM |
| BME | BLACKROCK HEALTH SCIENCES TR COM |
| BMI | BADGER METER INC COM |
| BML-G | BANK AMER CORP PFD1/1200 SR1 |
| BML-H | BANK AMER CORP PFD 1/1200SER2 |
| BML-I | BANK AMER CORP PFD 1/1200SER3 |
| BML-J | BANK AMER CORP PFD DP1/1200 4 |
| BML-L | BANK AMER CORP PFD 1/1200SER5 |
| BMLP | BANK OF MONTREAL BMO ELK ETN |
| BMO | BANK MONTREAL QUE COM |
| BMRA | BIOMERICA INC COM NEW |
| BMRC | BANK OF MARIN BANCORP COM |
| BMRN | BIOMARIN PHARMACEUTICAL INC COM |
| BMS | BEMIS INC COM |
| BMTC | BRYN MAWR BK CORP COM |
| BMY | BRISTOL MYERS SQUIBB CO COM |
| BNCL | BENEFICIAL BANCORP INC COM |
| BND | VANGUARD BD INDEX FD INC TOTAL BND MRKT |
| BNDC | FLEXSHARES TR CRE SLCT BD FD |
| BNDX | VANGUARD CHARLOTTE FDS INTL BD IDX ETF |
| BNED | BARNES & NOBLE ED INC COM |
| BNFT | BENEFITFOCUS INC COM |
| BNO | UNITED STS BRENT OIL FD LP UNIT |
| BNS | BANK N S HALIFAX COM |
| BNSO | BONSO ELECTRS INTL INC COM PAR $0.003 |
| BNTC | BENITEC BIOPHARMA LTD SPONS ADR NEW |
| BNTCW | BENITEC BIOPHARMA LTD WT EXP 081420 |
| BNY | BLACKROCK N Y MUN INCOME TR SH BEN INT |
| BOCH | BANK COMM HLDGS COM |
| BOE | BLACKROCK ENHANCED GBL DIV TR COM |
| BOFI | BOFI HLDG INC COM |
| BOFIL | BOFI HLDG INC SUB NT |

| BOH | BANK HAWAII CORP COM |
|---|---|
| BOIL | PROSHARES TR II ULTRA BLOOMBERG |
| BOJA | BOJANGLES INC COM |
| BOKF | BOK FINL CORP COM NEW |
| BOKFL | BOK FINL CORP SUB NTS |
| BOLD | AUDENTES THERAPEUTICS INC COM |
| BOM | DEUTSCHE BK AG LONDON BRH DB BASE MET DBL |
| BOMN | BOSTON OMAHA CORP COM |
| BOND | PIMCO ETF TR ACTIVE BD ETF |
| BOOM | DMC GLOBAL INC COM |
| BOON | ETF SER SOLUTIONS NYSE PICKENS |
| BOOT | BOOT BARN HLDGS INC COM |
| BORN | CHINA NEW BORUN CORP ADR |
| BOS | DEUTSCHE BK AG LONDON BRH DB BASE MET SHRT |
| BOSC | BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80 |
| BOSS | Global X Founder-Run Companies ETF |
| BOTJ | BANK OF THE ST JAMES FINL GP COM |
| BOTZ | GLOBAL X FDS RBTCS ARTFL INTE |
| BOX | BOX INC CL A |
| BOXL | BOXLIGHT CORP COM CL A |
| BP | BP PLC SPONSORED ADR |
| BPFH | BOSTON PRIVATE FINL HLDGS INC COM |
| BPFHW | BOSTON PRIVATE FINL HLDGS INC WT EXP 112118 |
| BPI | BRIDGEPOINT ED INC COM |
| BPK | BLACKROCK MUNI 2018 TERM TR COM |
| BPL | BUCKEYE PARTNERS L P UNIT LTD PARTN |
| BPMC | BLUEPRINT MEDICINES CORP COM |
| BPMP | BP MIDSTREAM PARTNERS LP UNIT LTD PTNR |
| BPMX | BIOPHARMX CORP COM |
| BPOP | POPULAR INC COM NEW |
| BPOPM | POPULAR CAP TR II PFD GTD 6.125% |
| BPOPN | POPULAR CAP TR I PFD 6.70% GTD |
| BPRN | BANK PRINCETON NEW JERSEY COM |
| BPT | BP PRUDHOE BAY RTY TR UNIT BEN INT |
| BPTH | BIO PATH HOLDINGS INC COM NEW |
| BPY | BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN |
| BQH | BLACKROCK NY MUNICIPAL BOND TR COM |
| BR | BROADRIDGE FINL SOLUTIONS INC COM |
| BRAC | BLACK RIDGE ACQUISITION CORP COM |

| BRACR | BLACK RIDGE ACQUISITION CORP RT |
|---|---|
| BRACU | BLACK RIDGE ACQUISITION CORP UNIT EXP 100522 |
| BRACW | BLACK RIDGE ACQUISITION CORP WT EXP 071024 |
| BRC | BRADY CORP CL A |
| BREW | CRAFT BREW ALLIANCE INC COM |
| BRF | VANECK VECTORS ETF TR BRAZIL SMALL CP |
| BRFS | BRF SA SPONSORED ADR |
| BRG | BLUEROCK RESIDENTIAL GRW REIT COM CL A |
| BRG-A | BLUEROCK RESIDENTIAL GRW REIT RED PFD SER A |
| BRG-C | BLUEROCK RESIDENTIAL GRW REIT PFD SER C |
| BRG-D | BLUEROCK RESIDENTIAL GRW REIT PFD SER D |
| BRGL | Bernstein Global Research Fund |
| BRID | BRIDGFORD FOODS CORP COM |
| BRK.A | BERKSHIRE HATHAWAY INC DEL CL A |
| BRK.B | BERKSHIRE HATHAWAY INC DEL CL B NEW |
| BRKL | BROOKLINE BANCORP INC DEL COM |
| BRKR | BRUKER CORP COM |
| BRKS | BROOKS AUTOMATION INC COM |
| BRN | BARNWELL INDS INC COM |
| BRO | BROWN & BROWN INC COM |
| BRPA | BIG ROCK PARTNERS ACQUISI CORP COM |
| BRPAR | BIG ROCK PARTNERS ACQUISI CORP RT |
| BRPAU | BIG ROCK PARTNERS ACQUISI CORP UNIT EX 112022 |
| BRPAW | BIG ROCK PARTNERS ACQUISI CORP WT EXP 120122 |
| BRQS | BORQS TECHNOLOGIES INC SHS |
| BRS | BRISTOW GROUP INC COM |
| BRSS | GLOBAL BRASS & COPPR HLDGS INC COM |
| BRT | BRT APARTMENTS CORP COM |
| BRX | BRIXMOR PPTY GROUP INC COM |
| BRZU | DIREXION SHS ETF TR BRZ BL 3X SH NEW |
| BSA | BRIGHTSPHERE INVT GROUP LLC NT |
| BSAC | BANCO SANTANDER CHILE NEW SP ADR REP COM |
| BSBR | BANCO SANTANDER BRASIL S A ADS REP 1 UNIT |
| BSCI | INVESCO EXCH TRD SLF IDX FD TR BULSHS2018 COR |
| BSCJ | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2019 CB |
| BSCK | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2020 CB |
| BSCL | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 CB |
| BSCM | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 CB |
| BSCN | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 CB |

| | |
|---|---|
| BSCO | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 CB |
| BSCP | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 CB |
| BSCQ | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB |
| BSCR | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB |
| BSD | BLACKROCK STRATEGIC MUN TR COM |
| BSE | BLACKROCK NY MUNI INC QLTY TR COM |
| BSET | BASSETT FURNITURE INDS INC COM |
| BSIG | BRIGHTSPHERE INVESTMNT GRP PLC SHS |
| BSJI | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2018 HY |
| BSJJ | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2019 HY |
| BSJK | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2020 HY |
| BSJL | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 HY |
| BSJM | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 HY |
| BSJN | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 HY |
| BSJO | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 HY |
| BSJP | INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 HY |
| BSL | BLACKSTONE GSO FLTING RTE FUND COM |
| BSM | BLACK STONE MINERALS L P COM UNIT |
| BSMX | BANCO SANTANDER S A SPONSORED ADR B |
| BSPM | BIOSTAR PHARMACEUTICALS INC COM PAR |
| BSQR | BSQUARE CORP COM NEW |
| BSRR | SIERRA BANCORP COM |
| BST | BLACKROCK SCIENCE & TECH TR SHS |
| BSTC | BIOSPECIFICS TECHNOLOGIES CORP COM |
| BSTI | BEST INC SPONSORED ADS |
| BSV | VANGUARD BD INDEX FD INC SHORT TRM BOND |
| BSWN | UBS AG LONDON BRH VELOCITYSHS TAIL |
| BSX | BOSTON SCIENTIFIC CORP COM |
| BT | BT GROUP PLC ADR |
| BTA | BLACKROCK LONG-TERM MUNI ADVNT COM |
| BTAI | BIOXCEL THERAPEUTICS INC COM |
| BTAL | FQF TR AGFIQ US MK ANTI |
| BTE | BAYTEX ENERGY CORP COM |
| BTEC | PRINCIPAL EXCHANGE TRADED FDS HELTHCARE INDX |
| BTG | B2GOLD CORP COM |
| BTI | BRITISH AMERN TOB PLC SPONSORED ADR |
| BTN | BALLANTYNE STRONG INC COM |
| BTO | HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW |
| BTT | BLACKROCK MUN 2030 TAR TERM TR COM SHS BEN IN |

| | |
|---|---|
| BTU | PEABODY ENERGY CORP NEW COM |
| BTX | BIOTIME INC COM |
| BTX+ | BIOTIME INC WT EXP 100118 |
| BTZ | BLACKROCK CR ALLCTN INC TR COM |
| BUD | ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR |
| BUI | BLACKROCK UTILITIES INFRSTRCTR COM |
| BURG | CHANTICLEER HLDGS INC COM PAR |
| BURL | BURLINGTON STORES INC COM |
| BUSE | FIRST BUSEY CORP COM NEW |
| BUY | USCF ETF TR SUMERHAVEN PVT |
| BUYN | USCF ETF TR SUMERHAVEN EQT |
| BUZ | ALPS ETF TR BUZZ US SMT LDR |
| BVAL | ETF SER SOLUTIONS BRAND VALUE |
| BVN | COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR |
| BVSN | BROADVISION INC COM PAR |
| BVX | BOVIE MEDICAL CORP COM |
| BVXV | BIONDVAX PHARMACEUTICALS LTD SPOND ADS |
| BVXVW | BIONDVAX PHARMACEUTICALS LTD WT EXP 051520 |
| BW | BABCOCK & WILCOX ENTERPRIS INC COM |
| BWA | BORGWARNER INC COM |
| BWB | BRIDGEWATER BANCSHARES INC COM ACCD INV |
| BWEN | BROADWIND ENERGY INC COM NEW |
| BWFG | BANKWELL FINL GROUP INC COM |
| BWG | BRANDYWINEGBL GLBAL INM OPRTUN COM |
| BWINA | BALDWIN & LYONS INC CL A |
| BWINB | BALDWIN & LYONS INC CL B |
| BWL.A | BOWL AMER INC CL A |
| BWP | BOARDWALK PIPELINE PARTNERS LP UT LTD PARTNER |
| BWX | SPDR SERIES TRUST BLOMBERG INTL TR |
| BWXT | BWX TECHNOLOGIES INC COM |
| BWZ | SPDR SERIES TRUST BLOMBERG BRC INT |
| BX | BLACKSTONE GROUP L P COM UNIT LTD |
| BXC | BLUELINX HLDGS INC COM NEW |
| BXE | BELLATRIX EXPLORATION LTD COM NEW |
| BXG | BLUEGREEN VACATIONS CORP COM |
| BXMT | BLACKSTONE MTG TR INC COM CL A |
| BXMX | NUVEEN S&P 500 BUY-WRITE INC COM |
| BXP | BOSTON PROPERTIES INC COM |
| BXP-B | BOSTON PROPERTIES INC DEP 1/100 PF B |

| | |
|---|---|
| BXS | BANCORPSOUTH BK TUPELO MISS COM |
| BY | BYLINE BANCORP INC COM |
| BYD | BOYD GAMING CORP COM |
| BYFC | BROADWAY FINL CORP DEL COM |
| BYLD | ISHARES TR YLD OPTIM BD |
| BYM | BLACKROCK MUNICIPL INC QLTY TR COM |
| BYSI | BEYONDSPRING INC SHS |
| BZF | WISDOMTREE TR BRAZILN RL FD |
| BZH | BEAZER HOMES USA INC COM NEW |
| BZM | BLACKROCK MD MUNICIPAL BOND TR COM |
| BZQ | PROSHARES TR ULT MSCIBZL CAPP |
| BZUN | BAOZUN INC SPONSORED ADR |
| C | CITIGROUP INC COM NEW |
| C+A | CITIGROUP INC WT EXP 010419 |
| CA | CA INC COM |
| CAAP | CORPORACION AMER ARPTS S A COM |
| CAAS | CHINA AUTOMOTIVE SYS INC COM |
| CABO | CABLE ONE INC COM |
| CAC | CAMDEN NATL CORP COM |
| CACC | CREDIT ACCEP CORP MICH COM |
| CACG | LEGG MASON ETF INVT TR CLRBRG GWT ETF |
| CACI | CACI INTL INC CL A |
| CADC | CHINA ADVANCED CONSTR MATLS GP COM NEW |
| CADE | CADENCE BANCORPORATION CL A |
| CAE | CAE INC COM |
| CAF | MORGAN STANLEY CHINA A SH FD COM |
| CAG | CONAGRA BRANDS INC COM |
| CAH | CARDINAL HEALTH INC COM |
| CAI | CAI INTERNATIONAL INC COM |
| CAI-A | CAI INTERNATIONAL INC 8.50% RED PFD A |
| CAJ | CANON INC SPONSORED ADR |
| CAKE | CHEESECAKE FACTORY INC COM |
| CAL | CALERES INC COM |
| CALA | CALITHERA BIOSCIENCES INC COM |
| CALF | Pacer US Small Cap Cash Cows 100 ETF |
| CALI | CHINA AUTO LOGISTICS INC COM NEW |
| CALL | MAGICJACK VOCALTEC LTD SHS |
| CALM | CAL MAINE FOODS INC COM NEW |
| CALX | CALIX INC COM |

| CAMP | CALAMP CORP COM |
|---|---|
| CAMT | CAMTEK LTD ORD |
| CANE | TEUCRIUM COMMODITY TR SUGAR FD |
| CANF | CAN-FITE BIOPHARMA LTD SPONSORED ADR |
| CAPE | BARCLAYS BK PLC BARC ETN+SHILL |
| CAPL | CROSSAMERICA PARTNERS LP UT LTD PTN INT |
| CAPR | CAPRICOR THERAPEUTICS INC COM |
| CAR | AVIS BUDGET GROUP COM |
| CARA | CARA THERAPEUTICS INC COM |
| CARB | CARBONITE INC COM |
| CARG | CARGURUS INC COM CL A |
| CARO | CAROLINA FINL CORP NEW COM |
| CARS | CARS COM INC COM |
| CART | CAROLINA TR BANCSHARES INC COM |
| CARV | CARVER BANCORP INC COM NEW |
| CARZ | FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD |
| CASA | CASA SYS INC COM |
| CASH | META FINL GROUP INC COM |
| CASI | CASI PHARMACEUTICALS INC COM |
| CASM | CAS MED SYS INC COM PAR |
| CASS | CASS INFORMATION SYS INC COM |
| CASY | CASEYS GEN STORES INC COM |
| CAT | CATERPILLAR INC DEL COM |
| CATB | CATABASIS PHARMACEUTICALS INC COM |
| CATC | CAMBRIDGE BANCORP COM |
| CATH | GLOBAL X FDS S&P 500 CATHOLIC |
| CATM | CARDTRONICS PLC SHS CL A |
| CATO | CATO CORP NEW CL A |
| CATS | CATASYS INC COM PAR |
| CATY | CATHAY GEN BANCORP COM |
| CATYW | CATHAY GEN BANCORP WT EXP 120518 |
| CAVM | CAVIUM INC COM |
| CAW | CCA INDS INC COM |
| CB | CHUBB LIMITED COM |
| CBA | CLEARBRIDGE AMERN ENERG MLP FD COM |
| CBAK | CBAK ENERGY TECHNOLOGY INC COM |
| CBAN | COLONY BANKCORP INC COM |
| CBAY | CYMABAY THERAPEUTICS INC COM |
| CBB | CINCINNATI BELL INC NEW COM NEW |

| CBB-B | CINCINNATI BELL INC NEW PFD CV DEP1/20 |
|---|---|
| CBD | COMPANHIA BRASILEIRA DE DISTRB SPN ADR PFD CL A |
| CBFV | CB FINL SVCS INC COM |
| CBH | ALLIANZGI CON INCM 2024 TARGET COM |
| CBIO | CATALYST BIOSCIENCES INC COM NEW |
| CBK | CHRISTOPHER & BANKS CORP COM |
| CBL | CBL & ASSOC PPTYS INC COM |
| CBL-D | CBL & ASSOC PPTYS INC PFD 1/10 SER D |
| CBL-E | CBL & ASSOC PPTYS INC DEP 1/10TH PFD |
| CBLI | CLEVELAND BIOLABS INC COM NEW |
| CBLK | CARBON BLACK INC COM |
| CBM | CAMBREX CORP COM |
| CBMG | CELLULAR BIOMEDICINE GROUP INC COM NEW |
| CBND | SPDR SERIES TRUST BLOMBRG BRC CORP |
| CBOE | CBOE GLOBAL MARKETS INC COM |
| CBON | VANECK VECTORS ETF TR CHINAAMC CHINA B |
| CBPO | CHINA BIOLOGIC PRODS HLDGS INC COM |
| CBPX | CONTINENTAL BLDG PRODS INC COM |
| CBRE | CBRE GROUP INC CL A |
| CBRL | CRACKER BARREL OLD CTRY STORE COM |
| CBS | CBS CORP NEW CL B |
| CBS.A | CBS CORP NEW CL A |
| CBSH | COMMERCE BANCSHARES INC COM |
| CBSHP | COMMERCE BANCSHARES INC DEP SHS RP PFD B |
| CBT | CABOT CORP COM |
| CBTX | CBTX INC COM |
| CBU | COMMUNITY BK SYS INC COM |
| CBZ | CBIZ INC COM |
| CC | CHEMOURS CO COM |
| C-C | CITIGROUP INC DEP SHS 1/1000 C |
| CCA | MFS CALIF MUN FD COM |
| CCBG | CAPITAL CITY BK GROUP INC COM |
| CCCL | CHINA CERAMICS CO LTD SHS NEW |
| CCCR | CHINA COML CR INC COM |
| CCD | CALAMOS DYNAMIC CONV & INCOME COM |
| CCE | COCA COLA EUROPEAN PARTNERS P SHS |
| CCF | CHASE CORP COM |
| CCI | CROWN CASTLE INTL CORP NEW COM |
| CCI-A | CROWN CASTLE INTL CORP NEW 6.875% CON PFD A |

| | |
|---|---|
| CCIH | CHINACACHE INTL HLDG LTD SPONSORED ADR |
| CCJ | CAMECO CORP COM |
| CCK | CROWN HOLDINGS INC COM |
| CCL | CARNIVAL CORP PAIRED CTF |
| CCLP | CSI COMPRESSCO LP COM UNIT |
| CCM | CONCORD MED SVCS HLDGS LTD SPON ADR CL A |
| CCMP | CABOT MICROELECTRONICS CORP COM |
| CCNE | CNB FINL CORP PA COM |
| CCNI | COMMAND CENTER INC COM NEW |
| CCO | CLEAR CHANNEL OUTDOOR HLDGS IN CL A |
| CCOI | COGENT COMMUNICATIONS HLDGS IN COM NEW |
| CCOR | CAMBRIA ETF TR CORE EQUITY |
| CCR | CONSOL COAL RES LP COM UNIT |
| CCRC | CHINA CUST RELATIONS CNTR INC COM |
| CCRN | CROSS CTRY HEALTHCARE INC COM |
| CCS | CENTURY CMNTYS INC COM |
| CCT | CORPORATE CAP TR INC COM |
| CCU | COMPANIA CERVECERIAS UNIDAS SA SPONSORED ADR |
| CCXI | CHEMOCENTRYX INC COM |
| CCZ | COMCAST HOLDINGS CORP ZONES CV2% PCS |
| CDAY | CERIDIAN HCM HLDG INC COM |
| CDC | VICTORY PORTFOLIOS II SHS US EQ INCM |
| CDE | COEUR MNG INC COM NEW |
| CDEV | CENTENNIAL RESOURCE DEV INC CL A |
| CDK | CDK GLOBAL INC COM |
| CDL | VICTORY PORTFOLIOS II SHS US LRG CAP |
| CDLX | CARDLYTICS INC COM |
| CDMO | AVID BIOSERVICES INC COM |
| CDMOP | AVID BIOSERVICES INC 10.50% CON PFD E |
| CDNA | CAREDX INC COM |
| CDNS | CADENCE DESIGN SYSTEM INC COM |
| CDOR | CONDOR HOSPITALITY TR INC COM NEW |
| CDR | CEDAR REALTY TRUST INC COM NEW |
| CDR-B | CEDAR REALTY TRUST INC PFD-B 7.25% |
| CDR-C | CEDAR REALTY TRUST INC 6.50% CUM PFD C |
| CDTI | CDTI ADVANCED MATLS INC COM |
| CDTX | CIDARA THERAPEUTICS INC COM |
| CDW | CDW CORP COM |
| CDXC | CHROMADEX CORP COM NEW |

| | |
|---|---|
| CDXS | CODEXIS INC COM |
| CDZI | CADIZ INC COM NEW |
| CE | CELANESE CORP DEL COM SER A |
| CEA | CHINA EASTN AIRLS LTD SPON ADR CL H |
| CECE | CECO ENVIRONMENTAL CORP COM |
| CECO | CAREER EDUCATION CORP COM |
| CEE | THE CENTRAL AND EASTERN EU INC COM |
| CEF | SPROTT PHYSICAL GOLD & SILVER TR UNIT |
| CEFL | UBS AG LONDON BRH ETRACS MTH 2XLV |
| CEFS | Saba Closed-End Funds ETF |
| CEI | CAMBER ENERGY INC COM NEW |
| CEIX | CONSOL ENERGY INC NEW COM |
| CEL | CELLCOM ISRAEL LTD SHS |
| CELC | CELCUITY INC COM |
| CELG | CELGENE CORP COM |
| CELGZ | CELGENE CORP CONTIN VAL RT |
| CELH | CELSIUS HOLDINGS INC COM NEW |
| CELP | CYPRESS ENERGY PARTNERS LP LTD PARTNER INT |
| CEM | CLEARBRIDGE ENERGY MLP FD INC COM |
| CEMB | iShares J.P. Morgan EM Corporate Bond ETF |
| CEMI | CHEMBIO DIAGNOSTICS INC COM NEW |
| CEN | CENTER COAST BRKFLD MLP ENRGY SHS BEN INT |
| CENT | CENTRAL GARDEN & PET CO COM |
| CENTA | CENTRAL GARDEN & PET CO CL A NON-VTG |
| CENX | CENTURY ALUM CO COM |
| CEO | CNOOC LTD SPONSORED ADR |
| CEPU | CENTRAL PUERTO S A SPONSORED ADR |
| CEQP | CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER |
| CERC | CERECOR INC COM |
| CERCW | CERECOR INC WT A EXP 102018 |
| CERN | CERNER CORP COM |
| CERS | CERUS CORP COM |
| CET | CENTRAL SECS CORP COM |
| CETV | CENTRAL EUROPEAN MEDIA ENTRPRS CL A NEW |
| CETX | CEMTREX INC COM PAR $.001 |
| CETXP | CEMTREX INC PFD |
| CETXW | CEMTREX INC WT EXP 120222 |
| CEV | EATON VANCE CA MUNI INCOME TR SH BEN INT |
| CEVA | CEVA INC COM |

| CEW | WISDOMTREE TR EMERG CUR STR FD |
|---|---|
| CEY | VICTORY PORTFOLIOS II VICOTRYSHS EMG |
| CEZ | VICTORY PORTFOLIOS II SHS EMRG MKT ETF |
| CF | CF INDS HLDGS INC COM |
| CFA | VICTORY PORTFOLIOS II SHS US 500 VOLA |
| CFBI | COMMUNITY FIRST BANCSHARES INC COM |
| CFBK | CENTRAL FED CORP COM NEW |
| CFFI | C & F FINL CORP COM |
| CFFN | CAPITOL FED FINL INC COM |
| CFG | CITIZENS FINL GROUP INC COM |
| CFMS | CONFORMIS INC |
| CFO | VICTORY PORTFOLIOS II SHS US 500 ENHA |
| CFR | CULLEN FROST BANKERS INC COM |
| CFR-A | CULLEN FROST BANKERS INC PERP PFD SER A % |
| CFRX | CONTRAFECT CORP COM |
| CFX | COLFAX CORP COM |
| CG | CARLYLE GROUP L P COM UTS LTD PTN |
| CGA | CHINA GREEN AGRICULTURE INC COM |
| CGBD | TCG BDC INC COM |
| CGC | CANOPY GROWTH CORP COM |
| CGEN | COMPUGEN LTD ORD |
| CGG | CGG SPON ADR NEW |
| CGIX | CANCER GENETICS INC COM |
| CGNX | COGNEX CORP COM |
| CGO | CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT |
| CGW | INVESCO EXCHNG TRADED FD TR II S&P GBL WATER |
| CHA | CHINA TELECOM CORP LTD SPON ADR H SHS |
| CHAD | DIREXION SHS ETF TR CSI300 CHINA1X |
| CHAU | DIREXION SHS ETF TR CSI 300 BULL2X |
| CHCI | COMSTOCK HLDG COS INC CL A NEW |
| CHCO | CITY HLDG CO COM |
| CHCT | COMMUNITY HEALTHCARE TR INC COM |
| CHD | CHURCH & DWIGHT INC COM |
| CHDN | CHURCHILL DOWNS INC COM |
| CHE | CHEMED CORP NEW COM |
| CHEF | CHEFS WHSE INC COM |
| CHEK | CHECK CAP LTD SHS |
| CHEKW | CHECK CAP LTD WT EXP 022820 |
| CHEKZ | CHECK CAP LTD WT C EXP 050323 |

| CHEP | FQF TR AGFIQ US MKT VLU |
|---|---|
| CHFC | CHEMICAL FINL CORP COM |
| CHFN | CHARTER FINL CORP MD COM |
| CHFS | CHF SOLUTIONS INC COM NEW |
| CHGG | CHEGG INC COM |
| CHGX | ETF SER SOLUTIONS CHANG FIN US LRG |
| CHH | CHOICE HOTELS INTL INC COM |
| CHI | CALAMOS CONV OPP AND INC FD SH BEN INT |
| CHIE | GLOBAL X FDS CHINA ENRG ETF |
| CHII | GLOBAL X FDS CHINA INDL ETF |
| CHIM | GLOBAL X FDS GBLX CHIMATL NEW |
| CHIQ | GLOBAL X FDS CHINA CONS ETF |
| CHIX | GLOBAL X FDS CHINA FINL ETF |
| CHK | CHESAPEAKE ENERGY CORP COM |
| CHK-D | CHESAPEAKE ENERGY CORP PFD CONV |
| CHKE | CHEROKEE INC DEL NEW COM |
| CHKP | CHECK POINT SOFTWARE TECH LTD ORD |
| CHKR | CHESAPEAKE GRANITE WASH TR COM SH BEN INT |
| CHL | CHINA MOBILE LIMITED SPONSORED ADR |
| CHMA | CHIASMA INC COM |
| CHMG | CHEMUNG FINL CORP COM |
| CHMI | CHERRY HILL MTG INVT CORP COM |
| CHMI-A | CHERRY HILL MTG INVT CORP 8.20% CUM PFD A |
| CHN | CHINA FD INC COM |
| CHNR | CHINA NATURAL RESOURCES INC COM |
| CHRA | CHARAH SOLUTIONS INC COM |
| CHRS | COHERUS BIOSCIENCES INC COM |
| CHRW | C H ROBINSON WORLDWIDE INC COM NEW |
| CHS | CHICOS FAS INC COM |
| CHSCL | CHS INC CLASS B SER 4 |
| CHSCM | CHS INC RED PFD SER3 CLB |
| CHSCN | CHS INC PFD B SR 2 RST |
| CHSCO | CHS INC PFD CL B |
| CHSCP | CHS INC PFD 8% |
| CHSP | CHESAPEAKE LODGING TR SH BEN INT |
| CHT | CHUNGHWA TELECOM CO LTD SPON ADR NEW11 |
| CHTR | CHARTER COMMUNICATIONS INC NEW CL A |
| CHU | CHINA UNICOM (HONG KONG) LTD SPONSORED ADR |
| CHUY | CHUYS HLDGS INC COM |

| CHW | CALAMOS GBL DYN INCOME FUND COM |
|---|---|
| CHY | CALAMOS CONV & HIGH INCOME FD COM SHS |
| CI | CIGNA CORPORATION COM |
| CIA | CITIZENS INC CL A |
| CIB | BANCOLOMBIA S A SPON ADR PREF |
| CIBR | FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF |
| CIC | CAPITOL INVT CORP IV CL A ORD |
| CIC+ | CAPITOL INVT CORP IV WT A EXP 010125 |
| CIC= | CAPITOL INVT CORP IV UNIT EX |
| CID | VICTORY PORTFOLIOS II SHS INTL HGH DIV |
| CIDM | CINEDIGM CORP COM NEW |
| CIEN | CIENA CORP COM NEW |
| CIF | MFS INTERMEDIATE HIGH INC FD SH BEN INT |
| CIFS | CHINA INTERNET NATIONWIDE FINL SHS |
| CIG | COMPANHIA ENERGETICA DE MINAS SP ADR N-V PFD |
| CIG.C | COMPANHIA ENERGETICA DE MINAS SPONSORED ADR |
| CIGI | COLLIERS INTL GROUP INC SUB VTG SHS |
| CII | BLACKROCK ENH CAP & INC FD INC COM |
| CIK | CREDIT SUISSE ASSET MGMT INCOM COM |
| CIL | VICTORY PORTFOLIOS II SHS INTL VOLA |
| CIM | CHIMERA INVT CORP COM NEW |
| CIM-A | CHIMERA INVT CORP PFD SER A |
| CIM-B | CHIMERA INVT CORP PFD SER B |
| CINF | CINCINNATI FINL CORP COM |
| CINR | CINER RES LP COM UNIT LTD |
| CIO | CITY OFFICE REIT INC COM |
| CIO-A | CITY OFFICE REIT INC RED PFD SER A |
| CIR | CIRCOR INTL INC COM |
| CISN | CISION LTD SHS |
| CIT | CIT GROUP INC COM NEW |
| CIU | ISHARES TR INTRMD CR BD ETF |
| CIVB | CIVISTA BANCSHARES INC COM NO PAR |
| CIVBP | CIVISTA BANCSHARES INC 6.50% PFD SER B |
| CIVI | CIVITAS SOLUTIONS INC COM |
| CIX | COMPX INTERNATIONAL INC CL A |
| CIZ | VICTORY PORTFOLIOS II SHS DEVP ENH VOL |
| CIZN | CITIZENS HLDG CO MISS COM |
| CJ | C&J ENERGY SVCS INC NEW COM |
| C-J | CITIGROUP INC DEP SHS 1/1000 J |

| | |
|---|---|
| CJJD | CHINA JO-JO DRUGSTORES INC COM NEW |
| CJNK | SPDR SER TR ICE BOFAML ETF |
| C-K | CITIGROUP INC DEP SHS RP PFD K |
| CKH | SEACOR HOLDINGS INC COM |
| CKPT | CHECKPOINT THERAPEUTICS INC COM |
| CKX | CKX LANDS INC COM |
| CL | COLGATE PALMOLIVE CO COM |
| C-L | CITIGROUP INC DEP 1/1000 PFD L |
| CLAR | CLARUS CORP NEW COM |
| CLB | CORE LABORATORIES N V COM |
| CLBK | COLUMBIA FINL INC COM |
| CLBS | CALADRIUS BIOSCIENCES INC COM NEW |
| CLCT | COLLECTORS UNIVERSE INC COM NEW |
| CLD | CLOUD PEAK ENERGY INC COM |
| CLDC | CHINA LENDING CORP SHS |
| CLDR | CLOUDERA INC COM |
| CLDT | CHATHAM LODGING TR COM |
| CLDX | CELLDEX THERAPEUTICS INC NEW COM |
| CLF | CLEVELAND CLIFFS INC COM |
| CLFD | CLEARFIELD INC COM |
| CLGN | COLLPLANT HLDGS LTD SPONSORED ADR NE |
| CLGX | CORELOGIC INC COM |
| CLH | CLEAN HARBORS INC COM |
| CLI | MACK CALI RLTY CORP COM |
| CLIR | CLEARSIGN COMBUSTION CORP COM |
| CLIRW | CLEARSIGN COMBUSTION CORP WT EXP 012519 |
| CLIX | PROSHARES TR LONG ONLINE SHRT |
| CLLS | CELLECTIS S A SPONSORED ADS |
| CLM | CORNERSTONE STRATEGIC VALUE FD COM |
| CLMT | CALUMET SPECIALTY PRODS PTNRS UT LTD PARTNER |
| CLNC | COLONY NORTHSTAR CR REAL ESTAT COM CL A |
| CLNE | CLEAN ENERGY FUELS CORP COM |
| CLNS | COLONY NORTHSTAR INC CL A COM |
| CLNS-B | COLONY NORTHSTAR INC PFD B 8.25% |
| CLNS-E | COLONY NORTHSTAR INC PFD SER E 8.75% |
| CLNS-G | COLONY NORTHSTAR INC 7.5% PFD SER G |
| CLNS-H | COLONY NORTHSTAR INC 7.125% PFD SER H |
| CLNS-I | COLONY NORTHSTAR INC 7.15% CUM RED I |
| CLNS-J | COLONY NORTHSTAR INC 7.125% CUM PFD J |

| CLPR | CLIPPER RLTY INC COM |
|---|---|
| CLPS | CLPS INCORPORATION COM |
| CLR | CONTINENTAL RESOURCES INC COM |
| CLRB | CELLECTAR BIOSCIENCES INC COM |
| CLRBW | CELLECTAR BIOSCIENCES INC WT EXP 082019 |
| CLRBZ | CELLECTAR BIOSCIENCES INC WT EXP 040821 |
| CLRG | INDEXIQ ETF TR IQ CHAIKIN US |
| CLRO | CLEARONE INC COM |
| CLS | CELESTICA INC SUB VTG SHS |
| CLSD | CLEARSIDE BIOMEDICAL INC COM |
| CLSN | CELSION CORPORATION COM PAR NEW |
| CLTL | INVESCO EXCHNG TRADED FD TR II TREAS COLATERL |
| CLUB | TOWN SPORTS INTL HLDGS INC COM |
| CLVS | CLOVIS ONCOLOGY INC COM |
| CLW | CLEARWATER PAPER CORP COM |
| CLWT | EURO TECH HOLDINGS CO LTD SHS NEW |
| CLX | CLOROX CO DEL COM |
| CLXT | CALYXT INC COM |
| CLY | ISHARES TR 10+ YR CR BD ETF |
| CLYH | ISHARES US ETF TR INT RT HD 10YR |
| CM | CDN IMPERIAL BK COMM TORONTO O COM |
| CMA | COMERICA INC COM |
| CMA+ | COMERICA INC WT EXP 111418 |
| CMBS | ISHARES TR CMBS ETF |
| CMC | COMMERCIAL METALS CO COM |
| CMCL | CALEDONIA MNG CORP PLC SHS NEW |
| CMCM | CHEETAH MOBILE INC ADR |
| CMCO | COLUMBUS MCKINNON CORP N Y COM |
| CMCSA | COMCAST CORP NEW CL A |
| CMCT | CIM COML TR CORP COM |
| CMCTP | CIM COML TR CORP PFD SER L |
| CMD | CANTEL MEDICAL CORP COM |
| CMDT | ISHARES DOW JONES UBS ROLL SEL SHS BEN INT |
| CMDY | ISHARES US ETF TR BLOOMBERG ROLL |
| CME | CME GROUP INC COM CL A |
| CMF | ISHARES TR CALIF MUN BD ETF |
| CMFN | CM FIN INC COM |
| CMG | CHIPOTLE MEXICAN GRILL INC COM |
| CMI | CUMMINS INC COM |

| | |
|---|---|
| CMO | CAPSTEAD MTG CORP COM NO PAR |
| CMO-E | CAPSTEAD MTG CORP PFD SER E |
| CMP | COMPASS MINERALS INTL INC COM |
| CMPR | CIMPRESS N V SHS EURO |
| CMRE | COSTAMARE INC SHS |
| CMRE-B | COSTAMARE INC PERP PFD SER B |
| CMRE-C | COSTAMARE INC PERP PFD SER C |
| CMRE-D | COSTAMARE INC PFD SER D |
| CMRE-E | COSTAMARE INC 8.87% CUM PFD E |
| CMRX | CHIMERIX INC COM |
| CMS | CMS ENERGY CORP COM |
| CMSA | CMS ENERGY CORP 5.6% JRSUB NT 78 |
| CMS-B | CONSUMERS ENERGY CO PFD $4.50 |
| CMSS | CM SEVEN STAR ACQUISITION CORP SHS |
| CMSSR | CM SEVEN STAR ACQUISITION CORP RT |
| CMSSU | CM SEVEN STAR ACQUISITION CORP UNIT EX 082122 |
| CMSSW | CM SEVEN STAR ACQUISITION CORP WT EXP 082122 |
| CMT | CORE MOLDING TECHNOLOGIES INC COM |
| CMTA | CLEMENTIA PHARMACEUTICALS INC COM |
| CMTL | COMTECH TELECOMMUNICATIONS CP COM NEW |
| CMU | MFS HIGH YIELD MUN TR SH BEN INT |
| CN | DBX ETF TR XTRACK MSCI CHNA |
| C-N | CITIGROUP CAP XIII TR PFD SECS |
| CNA | CNA FINL CORP COM |
| CNAC | CONSTELLATION ALPHA CAP CORP SHS |
| CNACR | CONSTELLATION ALPHA CAP CORP RT |
| CNACU | CONSTELLATION ALPHA CAP CORP UT 1SH 1WT 1RT |
| CNACW | CONSTELLATION ALPHA CAP CORP WT EXP 032324 |
| CNAT | CONATUS PHARMACEUTICALS INC COM |
| CNBKA | CENTURY BANCORP INC MASS CL A NON VTG |
| CNC | CENTENE CORP DEL COM |
| CNCE | CONCERT PHARMACEUTICALS INC COM |
| CNCR | ETF SER SOLUTIONS LONCAR CANCER |
| CNDF | iShares Edge MSCI Multifactor Consumer Discretionary ETF |
| CNDT | CONDUENT INC COM |
| CNET | CHINANET ONLINE HLDGS INC COM NEW |
| CNFR | CONIFER HLDGS INC COM |
| CNHI | CNH INDL N V SHS |
| CNHX | CSOP ETF TR MSCI CHINA A I |

| | |
|---|---|
| CNI | CANADIAN NATL RY CO COM |
| CNK | CINEMARK HOLDINGS INC COM |
| CNMD | CONMED CORP COM |
| CNNE | CANNAE HLDGS INC COM |
| CNO | CNO FINL GROUP INC COM |
| CNOB | CONNECTONE BANCORP INC NEW COM |
| CNP | CENTERPOINT ENERGY INC COM |
| CNQ | CANADIAN NAT RES LTD COM |
| CNS | COHEN & STEERS INC COM |
| CNSF | iShares Edge MSCI Multifactor Consumer Staples ETF |
| CNSL | CONSOLIDATED COMM HLDGS INC COM |
| CNTF | CHINA TECHFAITH WIRLS COMM TEC SPON ADR NEW |
| CNTY | CENTURY CASINOS INC COM |
| CNX | CNX RESOURCES CORPORATION COM |
| CNXM | CNX MIDSTREAM PARTNERS LP COM UNIT REPST |
| CNXN | PC CONNECTION INC COM |
| CNXT | VANECK VECTORS ETF TR CHINAAMC SME CHI |
| CNY | MORGAN STANLEY RENMIN/USD ETN |
| CNYA | iShares MSCI China A ETF |
| CO | GLOBAL CORD BLOOD CORPORATION SHS |
| COBZ | COBIZ FINANCIAL INC COM |
| COCP | COCRYSTAL PHARMA INC COM PAR |
| CODA | CODA OCTOPUS GROUP INC COM NEW |
| CODI | COMPASS DIVERSIFIED HOLDINGS SH BEN INT |
| CODI-A | COMPASS DIVERSIFIED HOLDINGS 7.250% PFD SER A |
| CODI-B | COMPASS DIVERSIFIED HOLDINGS 7.87% CUM PFD B |
| CODX | CO DIAGNOSTICS INC COM |
| COE | CHINA ONLINE ED GROUP SPONSORED ADR |
| COF | CAPITAL ONE FINL CORP COM |
| COF+ | CAPITAL ONE FINL CORP WT EXP 111418 |
| COF-C | CAPITAL ONE FINL CORP DEP SHS PFD C |
| COF-D | CAPITAL ONE FINL CORP DEP SHS 1/40 |
| COF-F | CAPITAL ONE FINL CORP PFD SER F |
| COF-G | CAPITAL ONE FINL CORP DEP SHS PFD G |
| COF-H | CAPITAL ONE FINL CORP DEP SHS PFD H |
| COF-P | CAPITAL ONE FINL CORP DEP SHS 1/40TH |
| COG | CABOT OIL & GAS CORP COM |
| COHN | COHEN & CO INC NEW COM |
| COHR | COHERENT INC COM |

| | |
|---|---|
| COHU | COHU INC COM |
| COKE | COCA COLA BOTTLING CO CONS COM |
| COL | ROCKWELL COLLINS INC COM |
| COLB | COLUMBIA BKG SYS INC COM |
| COLD | AMERICOLD RLTY TR COM |
| COLL | COLLEGIUM PHARMACEUTICAL INC COM |
| COLM | COLUMBIA SPORTSWEAR CO COM |
| COM | DIREXION SHS ETF TR AUSPCE CMD STG |
| COMB | GRANITESHARES ETF TR BBG COMMD K 1 |
| COMG | GRANITESHARES ETF TR S&P GSCI CM K 1 |
| COMM | COMMSCOPE HLDG CO INC COM |
| COMT | ISHARES US ETF TR COMMOD SEL STG |
| CONE | CYRUSONE INC COM |
| CONN | CONNS INC COM |
| COO | COOPER COS INC COM NEW |
| COOL | POLARITYTE INC COM |
| COP | CONOCOPHILLIPS COM |
| COPX | GLOBAL X FDS GLOBAL X COPPER |
| COR | CORESITE RLTY CORP COM |
| CORE | CORE MARK HOLDING CO INC COM |
| CORI | CORIUM INTL INC COM |
| CORN | TEUCRIUM COMMODITY TR CORN FD SHS |
| CORP | PIMCO ETF TR INV GRD CRP BD |
| CORR | CORENERGY INFRASTRUCTURE TR IN COM NEW |
| CORR-A | CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG |
| CORT | CORCEPT THERAPEUTICS INC COM |
| CORV | CORREVIO PHARMA CORP COM |
| COST | COSTCO WHSL CORP NEW COM |
| COT | COTT CORP QUE COM |
| COTV | COTIVITI HLDGS INC COM |
| COTY | COTY INC COM CL A |
| COUP | COUPA SOFTWARE INC COM |
| COWB | BARCLAYS BK PLC IPATH B LIVESTCK |
| COWN | COWEN INC CL A NEW |
| COWNL | COWEN INC 7.75% SRNT 33 |
| COWNZ | COWEN INC 7.35% SR NT 27 |
| COWZ | Pacer US Cash Cows 100 ETF |
| CP | CANADIAN PAC RY LTD COM |
| CPA | COPA HOLDINGS SA CL A |

| | |
|---|---|
| CPAC | CEMENTOS PACASMAYO S A A SPONSORED ADR |
| CPAH | COUNTERPATH CORP COM PAR |
| CPB | CAMPBELL SOUP CO COM |
| CPE | CALLON PETE CO DEL COM |
| CPE-A | CALLON PETE CO DEL PFD SER A 10% |
| CPER | UNITED STS COMMODITY IDX FDTR CM REP COPP FD |
| CPF | CENTRAL PAC FINL CORP COM NEW |
| CPG | CRESCENT PT ENERGY CORP COM |
| CPHC | CANTERBURY PARK HOLDING CORP COM |
| CPHI | CHINA PHARMA HLDGS INC COM |
| CPI | INDEXIQ ETF TR IQ REAL RTN ETF |
| CPIX | CUMBERLAND PHARMACEUTICALS INC COM |
| CPK | CHESAPEAKE UTILS CORP COM |
| CPL | CPFL ENERGIA S A SPONSORED ADR |
| CPLA | CAPELLA EDUCATION COMPANY COM |
| CPLG | COREPOINT LODGING INC COM |
| CPLP | CAPITAL PRODUCT PARTNERS L P COM UNIT LP |
| CPRT | COPART INC COM |
| CPRX | CATALYST PHARMACEUTICALS INC COM |
| CPS | COOPER STD HLDGS INC COM |
| CPSH | CPS TECHNOLOGIES CORP COM |
| CPSI | COMPUTER PROGRAMS & SYS INC COM |
| CPSS | CONSUMER PORTFOLIO SVCS INC COM |
| CPST | CAPSTONE TURBINE CORP COM NEW |
| CPT | CAMDEN PPTY TR SH BEN INT |
| CPTA | CAPITALA FIN CORP COM |
| CPTAG | CAPITALA FIN CORP 5.75% NT CV 22 |
| CPTAL | CAPITALA FIN CORP 6% NT 22 |
| CQH | CHENIERE ENERGY PTNRS LP HLDGC COM REP LLC IN |
| CQP | CHENIERE ENERGY PARTNERS LP COM UNIT |
| CQQQ | INVESCO EXCHNG TRADED FD TR II CHINA TECHNLGY |
| CR | CRANE CO COM |
| CRAI | CRA INTL INC COM |
| CRAK | VANECK VECTORS ETF TR OIL REFINERS ETF |
| CRAY | CRAY INC COM NEW |
| CRBN | ISHARES TR MSCI LW CRB TG |
| CRBP | CORBUS PHARMACEUTICALS HLDGS COM |
| CRC | CALIFORNIA RES CORP COM NEW |
| CRCM | CARE COM INC COM |

| CRD.A | CRAWFORD & CO CL A |
|---|---|
| CRD.B | CRAWFORD & CO CL B |
| CRED | ISHARES TR US CR BD ETF |
| CREE | CREE INC COM |
| CREG | CHINA RECYCLING ENERGY CORP COM NEW |
| CRESY | CRESUD S A C I F Y A SPONSORED ADR |
| CRF | CORNERSTONE TOTAL RTRN FD INC COM |
| CRH | CRH PLC ADR |
| CRHM | CRH MEDICAL CORP COM |
| CRI | CARTER INC COM |
| CRIS | CURIS INC COM NEW |
| CRK | COMSTOCK RES INC COM |
| CRL | CHARLES RIV LABS INTL INC COM |
| CRM | SALESFORCE COM INC COM |
| CRMD | CORMEDIX INC COM |
| CRMT | AMERICAS CAR MART INC COM |
| CRNT | CERAGON NETWORKS LTD ORD |
| CROC | PROSHARES TR II PROSHS U/SHAUS |
| CRON | CRONOS GROUP INC COM |
| CROP | INDEXIQ ETF TR GLB AGRI SM CP |
| CROX | CROCS INC COM |
| CRR | CARBO CERAMICS INC COM |
| CRS | CARPENTER TECHNOLOGY CORP COM |
| CRSP | CRISPR THERAPEUTICS AG NAMEN AKT |
| CRT | CROSS TIMBERS RTY TR TR UNIT |
| CRTO | CRITEO S A SPONS ADS |
| CRUS | CIRRUS LOGIC INC COM |
| CRVL | CORVEL CORP COM |
| CRVS | CORVUS PHARMACEUTICALS INC COM |
| CRWS | CROWN CRAFTS INC COM |
| CRY | CRYOLIFE INC COM |
| CRZO | CARRIZO OIL & GAS INC COM |
| CS | CREDIT SUISSE GROUP SPONSORED ADR |
| C-S | CITIGROUP INC DEP SHS PFD S |
| CSA | VICTORY PORTFOLIOS II SHS US SML CAP |
| CSB | VICTORY PORTFOLIOS II SHS US SML CP HG |
| CSBR | CHAMPIONS ONCOLOGY INC COM NEW |
| CSCO | CISCO SYS INC COM |
| CSD | INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF |

| CSF | VICTORY PORTFOLIOS II SHS US DISCOVRY |
|---|---|
| CSFL | CENTERSTATE BK CORP COM |
| CSGP | COSTAR GROUP INC COM |
| CSGS | CSG SYS INTL INC COM |
| CSII | CARDIOVASCULAR SYS INC DEL COM |
| CSIQ | CANADIAN SOLAR INC COM |
| CSJ | ISHARES TR 1 3 YR CR BD ETF |
| CSL | CARLISLE COS INC COM |
| CSLT | CASTLIGHT HEALTH INC CL B |
| CSM | ProShares Large Cap Core Plus |
| CSML | INDEXIQ ETF TR IQ CHAIKIN US |
| CSOD | CORNERSTONE ONDEMAND INC COM |
| CSPI | CSP INC COM |
| CSQ | CALAMOS STRATEGIC TOTL RETN FD COM SH BEN INT |
| CSS | CSS INDS INC COM |
| CSSE | CHICKEN SOUP FOR THE SOUL ENTM CL A |
| CSTE | CAESARSTONE LTD ORD SHS |
| CSTM | CONSTELLIUM NV CL A |
| CSTR | CAPSTAR FINL HLDGS INC COM |
| CSU | CAPITAL SR LIVING CORP COM |
| CSV | CARRIAGE SVCS INC COM |
| CSWC | CAPITAL SOUTHWEST CORP COM |
| CSWCL | CAPITAL SOUTHWEST CORP 5.95% NT 22 |
| CSWI | CSW INDUSTRIALS INC COM |
| CSX | CSX CORP COM |
| CTAA | QWEST CORP NT 7% 2056 |
| CTAS | CINTAS CORP COM |
| CTB | COOPER TIRE & RUBR CO COM |
| CTBB | QWEST CORP NT |
| CTBI | COMMUNITY TR BANCORP INC COM |
| CTDD | QWEST CORP 6.75% NT 57 |
| CTEK | CYNERGISTEK INC COM |
| CTG | COMPUTER TASK GROUP INC COM |
| CTHR | CHARLES & COLVARD LTD COM |
| CTIB | CTI INDUSTRIES CORP COM NEW |
| CTIC | CTI BIOPHARMA CORP COM NEW |
| CTL | CENTURYLINK INC COM |
| CTLT | CATALENT INC COM |
| CTMX | CYTOMX THERAPEUTICS INC COM |

| | |
|---|---|
| CTO | CONSOLIDATED TOMOKA LD CO COM |
| CTR | CLEARBRIDGE ENERGY MLP TR FD COM |
| CTRE | CARETRUST REIT INC COM |
| CTRL | CONTROL4 CORP COM |
| CTRN | CITI TRENDS INC COM |
| CTRP | CTRIP COM INTL LTD AMERICAN DEP SHS |
| CTRV | CONTRAVIR PHARMACEUTICALS INC COM NEW |
| CTS | CTS CORP COM |
| CTSH | COGNIZANT TECHNOLOGY SOLUTIONS CL A |
| CTSO | CYTOSORBENTS CORP COM NEW |
| CTT | CATCHMARK TIMBER TR INC CL A |
| CTU | QWEST CORP NT 7% 25 |
| CTV | QWEST CORP NT 10/01/54 |
| CTW | QWEST CORP NOTES 7.5% |
| CTWS | CONNECTICUT WTR SVC INC COM |
| CTX | QWEST CORP NT 52 |
| CTXR | CITIUS PHARMACEUTICALS INC COM NEW |
| CTXRW | CITIUS PHARMACEUTICALS INC WT EXP 080822 |
| CTXS | CITRIX SYS INC COM |
| CTY | QWEST CORP NT |
| CTZ | QWEST CORP NT |
| CUB | CUBIC CORP COM |
| CUBA | HERZFELD CARIBBEAN BASIN FD COM |
| CUBE | CUBESMART COM |
| CUBI | CUSTOMERS BANCORP INC COM |
| CUBI-C | CUSTOMERS BANCORP INC PFD-C FIX/FLT |
| CUBI-D | CUSTOMERS BANCORP INC PFD-D FIX/FLT |
| CUBI-E | CUSTOMERS BANCORP INC PFD CUM SER E |
| CUBI-F | CUSTOMERS BANCORP INC PFD NONCUM SER F |
| CUBS | CUSTOMERS BANCORP INC SR NT 18 |
| CUE | CUE BIOPHARMA INC COM |
| CUI | CUI GLOBAL INC COM NEW |
| CUK | CARNIVAL PLC ADR |
| CULP | CULP INC COM |
| CUMB | ETFIS SER TR I VIRTUS CUMBRLAND |
| CUO | CONTINENTAL MATLS CORP COM PAR $0.25 |
| CUR | NEURALSTEM INC COM NEW |
| CURE | DIREXION SHS ETF TR HEALTHCARE BUL |
| CURO | CURO GROUP HLDGS CORP COM |

| | |
|---|---|
| CUT | INVESCO EXCHNG TRADED FD TR II MSCI GBL TIMBR |
| CUTR | CUTERA INC COM |
| CUZ | COUSINS PPTYS INC COM |
| CVA | COVANTA HLDG CORP COM |
| CVBF | CVB FINL CORP COM |
| CVCO | CAVCO INDS INC DEL COM |
| CVCY | CENTRAL VALLEY CMNTY BANCORP COM |
| CVE | CENOVUS ENERGY INC COM |
| CVEO | CIVEO CORP CDA COM |
| CVG | CONVERGYS CORP COM |
| CVGI | COMMERCIAL VEH GROUP INC COM |
| CVGW | CALAVO GROWERS INC COM |
| CVI | CVR ENERGY INC COM |
| CVIA | COVIA HLDGS CORP COM |
| CVLT | COMMVAULT SYSTEMS INC COM |
| CVLY | CODORUS VY BANCORP INC COM |
| CVM | CEL SCI CORP COM PAR NEW |
| CVM+ | CEL SCI CORP WT EXP 101118 |
| CVNA | CARVANA CO CL A |
| CVON | CONVERGEONE HLDGS INC COM CL A |
| CVONW | CONVERGEONE HLDGS INC WT EXP 041224 |
| CVR | CHICAGO RIVET & MACH CO COM |
| CVRR | CVR REFNG LP COMUNIT REP LT |
| CVRS | CORINDUS VASCULAR ROBOTICS INC COM |
| CVS | CVS HEALTH CORP COM |
| CVTI | COVENANT TRANSN GROUP INC CL A |
| CVU | CPI AEROSTRUCTURES INC COM NEW |
| CVV | CVD EQUIPMENT CORP COM |
| CVX | CHEVRON CORP NEW COM |
| CVY | INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST |
| CW | CURTISS WRIGHT CORP COM |
| CWAI | CWA Income ETF |
| CWAY | COASTWAY BANCORP INC COM |
| CWB | SPDR SERIES TRUST BLMBRG BRC CNVRT |
| CWBC | COMMUNITY WEST BANCSHARES COM |
| CWBR | COHBAR INC COM |
| CWCO | CONSOLIDATED WATER CO INC ORD |
| CWEB | DIREXION SHS ETF TR DAILY CS 2X SH |
| CWH | CAMPING WORLD HLDGS INC CL A |

| CWI | SPDR INDEX SHS FDS MSCI ACWI EXUS |
|---|---|
| CWS | ADVISORSHARES TR ADVISORSHS ETF |
| CWST | CASELLA WASTE SYS INC CL A |
| CWT | CALIFORNIA WTR SVC GROUP COM |
| CX | CEMEX SAB DE CV SPON ADR NEW |
| CXDC | CHINA XD PLASTICS CO LTD COM |
| CXE | MFS HIGH INCOME MUN TR SH BEN INT |
| CXH | MFS INVT GRADE MUN TR SH BEN INT |
| CXO | CONCHO RES INC COM |
| CXP | COLUMBIA PPTY TR INC COM NEW |
| CXSE | WISDOMTREE TR CHINADIV EX FI |
| CXW | CORECIVIC INC COM |
| CY | CYPRESS SEMICONDUCTOR CORP COM |
| CYAD | CELYAD SA ADR |
| CYAN | CYANOTECH CORP COM PAR $0.02 |
| CYB | WISDOMTREE TR CHINESE YUAN FD |
| CYBE | CYBEROPTICS CORP COM |
| CYBR | CYBERARK SOFTWARE LTD SHS |
| CYCC | CYCLACEL PHARMACEUTICALS INC COM PAR |
| CYCCP | CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6% |
| CYD | CHINA YUCHAI INTL LTD COM |
| CYH | COMMUNITY HEALTH SYS INC NEW COM |
| CYHHZ | COMMUNITY HEALTH SYS INC NEW CONTINGENT VL RT |
| CYOU | CHANGYOU COM LTD ADS REP CL A |
| CYRN | CYREN LTD SHS |
| CYRX | CRYOPORT INC COM PAR $0.001 |
| CYRXW | CRYOPORT INC WT EXP 072920 |
| CYS | CYS INVTS INC COM |
| CYS-A | CYS INVTS INC CUM REDEEMABLE P |
| CYS-B | CYS INVTS INC PFD SER B |
| CYTK | CYTOKINETICS INC COM NEW |
| CYTR | CYTRX CORP COM PAR |
| CYTX | CYTORI THERAPEUTICS INC COM PAR |
| CYTXW | CYTORI THERAPEUTICS INC WT EXP 120918 |
| CYTXZ | CYTORI THERAPEUTICS INC WT S EXP 052820 |
| CZA | INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP |
| CZFC | CITIZENS FIRST CORP COM |
| CZNC | CITIZENS & NORTHN CORP COM |
| CZR | CAESARS ENTMT CORP COM |

| CZWI | CITIZENS CMNTY BANCORP INC MD COM |
|---|---|
| CZZ | COSAN LTD SHS A |
| D | DOMINION ENERGY INC COM |
| DAC | DANAOS CORPORATION SHS |
| DAG | DEUTSCHE BK AG LDN BRH DB AGRIC DBL LN |
| DAIO | DATA I O CORP COM |
| DAKT | DAKTRONICS INC COM |
| DAL | DELTA AIR LINES INC DEL COM NEW |
| DALI | FIRST TR EXCHANGE TRADED FD VI DORSEYWRGT ETF |
| DALT | Anfield Capital Diversified Alternatives ETF |
| DAN | DANA INCORPORATED COM |
| DAR | DARLING INGREDIENTS INC COM |
| DARE | DARE BIOSCIENCE INC COM |
| DATA | TABLEAU SOFTWARE INC CL A |
| DAUD | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS AUDUSD |
| DAVE | FAMOUS DAVES AMER INC COM |
| DAX | HORIZONS ETF TR I HORIZONS DAX GER |
| DB | DEUTSCHE BANK AG NAMEN AKT |
| DBA | INVESCO DB MLTI SECTR CMMTY TR AGRICULTURE FD |
| DBAP | DBX ETF TR XTRACK MSCI ASIA |
| DBAW | DBX ETF TR XTRACK MSCI ALL |
| DBB | INVESCO DB MLTI SECTR CMMTY TR BASE METALS FD |
| DBC | INVESCO DB COMMDY INDX TRCK FD UNIT |
| DBD | DIEBOLD NXDF INC COM |
| DBE | INVESCO DB MLTI SECTR CMMTY TR ENERGY FD |
| DBEF | DBX ETF TR XTRACK MSCI EAFE |
| DBEM | DBX ETF TR XTRACK MSCI EMRG |
| DBEU | DBX ETF TR XTRACK MSCI EURP |
| DBEZ | DBX ETF TR XTRACK MSCI EURO |
| DBGR | DBX ETF TR XTRACK MSCI GRMY |
| DBJP | DBX ETF TR XTRACK MSCI JAPN |
| DBKO | DBX ETF TR XTRACK MSCI SOUT |
| DBL | DOUBLELINE OPPORTUNISTIC CR FD COM |
| DBO | INVESCO DB MLTI SECTR CMMTY TR OIL FD |
| DBP | INVESCO DB MLTI SECTR CMMTY TR PRECIOUS METAL |
| DBRT | CREDIT SUISSE AG NASSAU BRH AXELATDR 3X INVR |
| DBS | INVESCO DB MLTI SECTR CMMTY TR SILVER FD |
| DBUK | DBX ETF TR XTRACK MSCI UK |
| DBV | INVESCO DB G10 CURRENCY HRVST UNIT |

| | |
|---|---|
| DBVT | DBV TECHNOLOGIES S A SPONSORED ADR |
| DBX | DROPBOX INC CL A |
| DCAR | DROPCAR INC COM |
| DCF | DREYFUS ALCENTRA GBL CR INCOME COM |
| DCHF | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS CHFUSD |
| DCI | DONALDSON INC COM |
| DCIX | DIANA CONTAINERSHIPS INC SHS PAR |
| DCO | DUCOMMUN INC DEL COM |
| DCOM | DIME CMNTY BANCSHARES COM |
| DCP | DCP MIDSTREAM LP COM UT LTD PTN |
| DCP-B | DCP MIDSTREAM LP 7.875 CUM RED B |
| DCPH | DECIPHERA PHARMACEUTICALS INC COM |
| DCT | DCT INDUSTRIAL TRUST INC COM NEW |
| DCUD | DOMINION ENERGY INC UT SER A 081519 |
| DD-A | DU PONT E I DE NEMOURS & CO PFD $3.50 |
| DD-B | DU PONT E I DE NEMOURS & CO PFD $4.50 |
| DDBI | LEGG MASON ETF INVESTMENT TR DEV EX US ETF |
| DDD | 3-D SYS CORP DEL COM NEW |
| DDE | DOVER DOWNS GAMING & ENTMT INC COM |
| DDEZ | WisdomTree Dynamic Currency Hedged Europe Equity Fund |
| DDF | DELAWARE INVTS DIV & INCOME FD COM |
| DDG | PROSHARES TR PSHS SHT OIL&GAS |
| DDJP | WisdomTree Dynamic Currency Hedged Japan Equity Fund |
| DDLS | WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund |
| DDM | PROSHARES TR PSHS ULTRA DOW30 |
| DDOC | DERMADOCTOR INC COM |
| DDP | DEUTSCHE BK AG LDN BRH DB COMMOD SHRT |
| DDR | DDR CORP COM |
| DDR-A | DDR CORP DEP SHS CUM A |
| DDR-J | DDR CORP DEPSHS1/20 CLJ |
| DDR-K | DDR CORP DEP 1/20TH CL K |
| DDS | DILLARDS INC CL A |
| DDT | DILLARDS CAP TR I CAP SECS 7.5% |
| DDWM | WisdomTree Dynamic Currency Hedged International Equity Fund |
| DE | DEERE & CO COM |
| DEA | EASTERLY GOVT PPTYS INC COM |
| DECK | DECKERS OUTDOOR CORP COM |
| DEE | DEUTSCHE BK AG LDN BRH DB COM DBL SHT |
| DEEF | DBX ETF TR XTRACK FTSE US |

| | |
|---|---|
| DEF | INVESCO EXCH TRD SLF IDX FD TR DEFENSIVE EQTY |
| DEFA | iShares Adaptive Currency Hedged MSCI EAFE ETF |
| DEI | DOUGLAS EMMETT INC COM |
| DELT | DELTA TECHNOLOGY HLDGS LTD USD ORD SHS |
| DEM | WISDOMTREE TR EMER MKT HIGH FD |
| DEMG | DBX ETF TR XTRACK FTSE EMRG |
| DENN | DENNYS CORP COM |
| DEO | DIAGEO P L C SPON ADR NEW |
| DEPO | DEPOMED INC COM |
| DERM | DERMIRA INC COM |
| DES | WISDOMTREE TR US SMALLCAP DIVD |
| DESC | DBX ETF TR XTRACK RUSS 2000 |
| DESP | DESPEGAR COM CORP ORD SHS |
| DEST | DESTINATION MATERNITY CORP COM |
| DEUR | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS EURUSD |
| DEUS | DBX ETF TR XTRACK RUSS 1000 |
| DEW | WISDOMTREE TR GLB HIGH DIV FD |
| DEWJ | iShares Adaptive Currency Hedged MSCI Japan ETF |
| DEX | DELAWARE ENHANCED GBL DIV & IN COM |
| DEZU | iShares Adaptive Currency Hedged MSCI Eurozone ETF |
| DF | DEAN FOODS CO NEW COM NEW |
| DFBG | DIFFERENTIAL BRANDS GROUP INC COM |
| DFBH | DFB HEALTHCARE ACQUISTION CORP COM |
| DFBHU | DFB HEALTHCARE ACQUISTION CORP UNIT EXP 013023 |
| DFBHW | DFB HEALTHCARE ACQUISTION CORP WT EXP 041123 |
| DFE | WISDOMTREE TR EUROPE SMCP DV |
| DFEN | DIREXION SHS ETF TR DLY AEROSPC 3X |
| DFFN | DIFFUSION PHARMACEUTICALS INC COM NEW |
| DFIN | DONNELLEY FINL SOLUTIONS INC COM |
| DFJ | WISDOMTREE TR JP SMALLCP DIV |
| DFND | Reality Shares DIVCON Dividend Defender ETF |
| DFNL | DAVIS FUNDAMENTAL ETF TR SELECT FINL |
| DFP | FLAHERTY & CRUMRINE DYN PFD SHS |
| DFRG | DEL FRISCOS RESTAURANT GROUP I COM |
| DFS | DISCOVER FINL SVCS COM |
| DFVL | BARCLAYS BK PLC TRES 5YR BULL |
| DFVS | BARCLAYS BK PLC TRES 5YR BEAR |
| DG | DOLLAR GEN CORP NEW COM |
| DGAZ | CREDIT SUISSE NASSAU BRH VELOCITY SHS 3X |

| | |
|---|---|
| DGBP | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS GBPUSD |
| DGICA | DONEGAL GROUP INC CL A |
| DGICB | DONEGAL GROUP INC CL B |
| DGII | DIGI INTL INC COM |
| DGL | INVESCO DB MLTI SECTR CMMTY TR GOLD FD |
| DGLD | CREDIT SUISSE NASSAU BRH 3X INVERS GOLD |
| DGLY | DIGITAL ALLY INC COM NEW |
| DGP | DEUTSCHE BK AG LDN BRH DB GOLD DBL LNG |
| DGRE | WISDOMTREE TR EM MKTS QTLY DIV |
| DGRO | ISHARES TR CORE DIV GRWTH |
| DGRS | WISDOMTREE TR US S CAP QTY DIV |
| DGRW | WISDOMTREE TR US QTLY DIV GRT |
| DGS | WISDOMTREE TR EMG MKTS SMCAP |
| DGSE | DGSE COMPANIES INC COM |
| DGT | SPDR SERIES TRUST GLB DOW ETF |
| DGX | QUEST DIAGNOSTICS INC COM |
| DGZ | DEUTSCHE BK AG LDN BRH DB GOLD SHORT |
| DHCP | DITECH HLDG CORP COM |
| DHDG | WisdomTree Dynamic Currency Hedged International Quality Dividend Growth Fund |
| DHF | DREYFUS HIGH YIELD STRATEGIES SH BEN INT |
| DHI | D R HORTON INC COM |
| DHIL | DIAMOND HILL INVESTMENT GROUP COM NEW |
| DHR | DANAHER CORP DEL COM |
| DHS | WISDOMTREE TR US HIGH DIVIDEND |
| DHT | DHT HOLDINGS INC SHS NEW |
| DHVW | ETF SER SOLUTIONS DMND HILL VAL |
| DHX | DHI GROUP INC COM |
| DHXM | DHX MEDIA LTD COM VAR VTG |
| DHY | CREDIT SUISSE HIGH YLD BND FD SH BEN INT |
| DIA | SPDR DOW JONES INDL AVRG ETF UT SER 1 |
| DIAL | COLUMBIA ETF TR I DIVERSIFID FXD |
| DIAX | NUVEEN DOW 30 DYN OVERWRITE SHS |
| DIG | PROSHARES TR PSHS ULTRA O&G |
| DIM | WISDOMTREE TR INTL MIDCAP DV |
| DIN | DINE BRANDS GLOBAL INC COM |
| DINT | DAVIS FUNDAMENTAL ETF TR SELCT INTL ETF |
| DIOD | DIODES INC COM |
| DIS | DISNEY WALT CO COM DISNEY |
| DISCA | DISCOVERY INC COM SER A |

| DISCB | DISCOVERY INC COM SER B |
|---|---|
| DISCK | DISCOVERY INC COM SER C |
| DISH | DISH NETWORK CORP CL A |
| DIT | AMCON DISTRG CO COM NEW |
| DIV | GLOBAL X FDS GLOBX SUPDV US |
| DIVA | FQF TR AGFIQ HEDGED DIV |
| DIVB | iShares U.S. Dividend and Buyback ETF |
| DIVC | CITIGROUP INC NEW HOW STRAT DIV |
| DIVO | AMPLIFY ETF TR YIELDSHARES CW |
| DIVY | REALITY SHS ETF TR DIVS ETF |
| DJCI | UBS AG JERSEY BRH DJ COMMD ETN39 |
| DJCO | DAILY JOURNAL CORP COM |
| DJD | INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV |
| DJP | BARCLAYS BK PLC DJUBS CMDT ETN36 |
| DJPY | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS JPYUSD |
| DK | DELEK US HLDGS INC NEW COM |
| DKL | DELEK LOGISTICS PARTNERS LP COM UNT RP INT |
| DKS | DICKS SPORTING GOODS INC COM |
| DKT | DEUTSCHE BK CONTINGNT CAP TR V TR PFD SEC 8.05% |
| DL | CHINA DISTANCE ED HLDGS LTD SPONS ADR |
| DLA | DELTA APPAREL INC COM |
| DLB | DOLBY LABORATORIES INC COM |
| DLBL | BARCLAYS BK PLC 30 YR TREAS BULL |
| DLBR | CITIGROUP GBL MKTS HLDGS INC VELOCITYSHS SHRT |
| DLBS | BARCLAYS BK PLC 30 YR TREAS BEAR |
| DLHC | DLH HLDGS CORP COM |
| DLN | WISDOMTREE TR US LARGECAP DIVD |
| DLNG | DYNAGAS LNG PARTNERS LP COM UNIT LTD PT |
| DLNG-A | DYNAGAS LNG PARTNERS LP CUM PFD SER A |
| DLPH | DELPHI TECHNOLOGIES PLC SHS |
| DLPN | DOLPHIN ENTMT INC COM |
| DLPNW | DOLPHIN ENTMT INC WT EXP 122620 |
| DLR | DIGITAL RLTY TR INC COM |
| DLR-C | DIGITAL RLTY TR INC 6.625% PFD SER C |
| DLR-G | DIGITAL RLTY TR INC PFD SER G 5.875% |
| DLR-H | DIGITAL RLTY TR INC PFD SER H |
| DLR-I | DIGITAL RLTY TR INC 6.35% PFD I CUM |
| DLR-J | DIGITAL RLTY TR INC 5.250% PFD SER J |
| DLS | WISDOMTREE TR INTL SMCAP DIV |

| | |
|---|---|
| DLTH | DULUTH HLDGS INC COM CL B |
| DLTR | DOLLAR TREE INC COM |
| DLX | DELUXE CORP COM |
| DM | DOMINION ENERGY MIDSTRM PRTNRS COM UT REP LTD |
| DMB | DREYFUS MUN BD INFRSTRCTR FD SHS |
| DMF | DREYFUS MUN INCOME INC COM |
| DMLP | DORCHESTER MINERALS LP COM UNIT |
| DMO | WESTERN ASSET MTG DEF OPPTY FD COM |
| DMPI | DELMAR PHARMACEUTICALS INC COM NEW |
| DMRC | DIGIMARC CORP NEW COM |
| DMRI | TRANSAMERICA ETF TR DELTASHS S&P INT |
| DMRL | TRANSAMERICA ETF TR DELTASHS S&P 500 |
| DMRM | TRANSAMERICA ETF TR DELTASHS S&P 400 |
| DMRS | TRANSAMERICA ETF TR DELTASHS S&P 600 |
| DNB | DUN & BRADSTREET CORP DEL NEW COM |
| DNBF | DNB FINL CORP COM |
| DNI | DIVIDEND & INCOME FUND COM NEW |
| DNJR | GOLDEN BULL LTD SHS |
| DNKN | DUNKIN BRANDS GROUP INC COM |
| DNL | WISDOMTREE TR GLB US QTLY DIV |
| DNLI | DENALI THERAPEUTICS INC COM |
| DNN | DENISON MINES CORP COM |
| DNO | UNITED STS SHORT OIL FD LP UNITS |
| DNOW | NOW INC COM |
| DNP | DNP SELECT INCOME FD COM |
| DNR | DENBURY RES INC COM NEW |
| DO | DIAMOND OFFSHORE DRILLING INC COM |
| DOC | PHYSICIANS RLTY TR COM |
| DOCU | DOCUSIGN INC COM |
| DOD | DEUTSCHE BK AG LONDON ETN DJ HY 2022 |
| DOG | PROSHARES TR PSHS SHORT DOW30 |
| DOGS | ARROW INVTS TR DOGS OF THE |
| DOGZ | DOGNESS INTERNATIONAL CORP COM CL A |
| DOL | WISDOMTREE TR INTL LRGCAP DV |
| DON | WISDOMTREE TR US MIDCAP DIVID |
| DOO | WISDOMTREE TR INTL DIV EX FINL |
| DOOR | MASONITE INTL CORP NEW COM |
| DORM | DORMAN PRODUCTS INC COM |
| DOTA | DRAPER OAKWOOD TECHNOLOGY COM CL A |

| DOTAR | DRAPER OAKWOOD TECHNOLOGY RT |
|---|---|
| DOTAU | DRAPER OAKWOOD TECHNOLOGY UNIT EX 093024 |
| DOTAW | DRAPER OAKWOOD TECHNOLOGY WT EXP 091923 |
| DOV | DOVER CORP COM |
| DOVA | DOVA PHARMACEUTICALS INC COM |
| DOX | AMDOCS LTD SHS |
| DPG | DUFF & PHELPS GLB UTL INC FD COM |
| DPK | DIREXION SHS ETF TR DLY DEV MKT BEAR |
| DPLO | DIPLOMAT PHARMACY INC COM |
| DPS | DR PEPPER SNAPPLE GROUP INC COM |
| DPST | DIREXION SHS ETF TR DAILY RGNAL BULL |
| DPW | DPW HLDGS INC COM |
| DPZ | DOMINOS PIZZA INC COM |
| DQ | DAQO NEW ENERGY CORP SPNSRD ADR NEW |
| DRAD | DIGIRAD CORP COM |
| DRD | DRDGOLD LIMITED SPON ADR REPSTG |
| DRE | DUKE REALTY CORP COM NEW |
| DRH | DIAMONDROCK HOSPITALITY CO COM |
| DRI | DARDEN RESTAURANTS INC COM |
| DRIO | DARIOHEALTH CORP COM |
| DRIOW | DARIOHEALTH CORP WT EXP 030821 |
| DRIP | DIREXION SHS ETF TR DAILY S&P OIL |
| DRIV | GLOBAL X FDS AUTONMOUS EV ETF |
| DRN | DIREXION SHS ETF TR DLY R/E BULL3X |
| DRNA | DICERNA PHARMACEUTICALS INC COM |
| DRQ | DRIL-QUIP INC COM |
| DRR | MORGAN STANLEY SHRT EUR ETN20 |
| DRRX | DURECT CORP COM |
| DRUA | DOMINION ENERGY INC ENHCD SUB NT16 A |
| DRV | DIREXION SHS ETF TR DLY R/E BEAR3X |
| DRW | WISDOMTREE TR GLB EX US RL EST |
| DRYS | DRYSHIPS INC COM PAR NEW |
| DS | DRIVE SHACK INC COM |
| DS-B | DRIVE SHACK INC PFD SER B |
| DS-C | DRIVE SHACK INC PFD SER C 8.05% |
| DS-D | DRIVE SHACK INC PFD SER D 8.375% |
| DSE | DUFF & PHELPS SLCT ENGY MLP FD COM |
| DSGX | DESCARTES SYS GROUP INC COM |
| DSI | ISHARES TR MSCI KLD400 SOC |

| DSKE | DASEKE INC COM |
|---|---|
| DSKEW | DASEKE INC WT EXP 022722 |
| DSL | DOUBLELINE INCOME SOLUTIONS FD COM |
| DSLV | CREDIT SUISSE NASSAU BRH 3X INVERS SILV |
| DSM | DREYFUS STRATEGIC MUN BD FD COM |
| DSPG | DSP GROUP INC COM |
| DSS | DOCUMENT SEC SYS INC COM NEW |
| DSU | BLACKROCK DEBT STRAT FD INC COM NEW |
| DSUM | INVESCO EXCHNG TRADED FD TR II CHINS YUAN DIM |
| DSW | DSW INC CL A |
| DSWL | DESWELL INDS INC COM |
| DSX | DIANA SHIPPING INC COM |
| DSX-B | DIANA SHIPPING INC PERP PFD SER B |
| DSXN | DIANA SHIPPING INC 8.5% SR NT 20 |
| DTD | WISDOMTREE TR US TOTAL DIVIDND |
| DTE | DTE ENERGY CO COM |
| DTEA | DAVIDSTEA INC COM |
| DTEC | ALPS Disruptive Technologies ETF |
| DTF | DTF TAX-FREE INCOME INC COM |
| DTH | WISDOMTREE TR ITL HIGH DIV FD |
| DTJ | DTE ENERGY CO JR SUB DEB 76 |
| DTLA- | BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625% |
| DTN | WISDOMTREE TR US DIVID EX FNCL |
| DTO | DEUTSCHE BK AG LONDON BRH DB CRUDE OIL DBL |
| DTQ | DTE ENERGY CO SUB DEB 62 |
| DTRM | DETERMINE INC COM |
| DTUL | BARCLAYS BK PLC 2 YR TREAS BULL |
| DTUS | BARCLAYS BK PLC 2 YR TREAS BEAR |
| DTV | DTE ENERGY CO CORPORATE UNIT |
| DTW | DTE ENERGY CO JR SUB DB 2017 E |
| DTY | DTE ENERGY CO JR SUB DB 2016 F |
| DTYL | BARCLAYS BK PLC 10 YR TREAS BULL |
| DTYS | BARCLAYS BK PLC 10 YR TREAS BEAR |
| DUC | DUFF & PHELPS UTIL CORP BD TR COM |
| DUG | PROSHARES TR ULSHOIL&GASNEW13 |
| DUK | DUKE ENERGY CORP NEW COM NEW |
| DUKH | DUKE ENERGY CORP NEW JR SUB DEB 73 |
| DUSA | DAVIS FUNDAMENTAL ETF TR SELECT US EQTY |
| DUSL | DIREXION SHS ETF TR DLY INDL BU 3X |

| | |
|---|---|
| DUST | DIREXION SHS ETF TR DAILY GOLD MINER |
| DVA | DAVITA INC COM |
| DVAX | DYNAVAX TECHNOLOGIES CORP COM NEW |
| DVCR | DIVERSICARE HEALTHCARE SVCS IN COM |
| DVD | DOVER MOTORSPORTS INC COM |
| DVEM | WisdomTree Emerging Markets Dividend Fund |
| DVHL | UBS AG LONDON BRH ETRAC MP2X LEV |
| DVMT | DELL TECHNOLOGIES INC COM CL V |
| DVN | DEVON ENERGY CORP NEW COM |
| DVP | ETF SER SOLUTIONS DEEP VALUE ETF |
| DVY | ISHARES TR SELECT DIVID ETF |
| DVYA | ISHARES INC ASIA/PAC DIV ETF |
| DVYE | ISHARES INC EM MKTS DIV ETF |
| DVYL | UBS AG LONDON BRH ETRACS MP2X DJ |
| DWAQ | INVESCO EXCHANGE TRADED FD TR DWA NASDAQ MNT |
| DWAS | INVESCO EXCHNG TRADED FD TR II DWA SMLCP MENT |
| DWAT | ARROW INVTS TR DWA TACTICAL ETF |
| DWCH | DATAWATCH CORP COM NEW |
| DWCR | ARROW INVTS TR DWA COUNTRY ETF |
| DWDP | DOWDUPONT INC COM |
| DWFI | SPDR SER TR DORSEY WRGT FI |
| DWIN | INVESCO EXCHNG TRADED FD TR II DWA TACTCL MLT |
| DWLD | DAVIS FUNDAMENTAL ETF TR SELECT WRLD WI |
| DWLV | INVESCO EXCHNG TRADED FD TR II DWA MOMENT LOW |
| DWM | WISDOMTREE TR INTL EQUITY FD |
| DWPP | FIRST TR EXCHANGE TRADED FD DORSEY WRIGHT PE |
| DWSN | DAWSON GEOPHYSICAL CO NEW COM |
| DWT | CITIGROUP GLOBAL MKTS HLDGS IN INVERSE LVRG ETN |
| DWTR | INVESCO EXCHNG TRADED FD TR II DWA TACTCL SCT |
| DWX | SPDR INDEX SHS FDS S&P INTL ETF |
| DX | DYNEX CAP INC COM NEW |
| DX-A | DYNEX CAP INC PFD SER A |
| DXB | DEUTSCHE BK CONTINGENT CAP TR TR PFD SEC 6.55% |
| DX-B | DYNEX CAP INC PFD SER B 7.625% |
| DXC | DXC TECHNOLOGY CO COM |
| DXCM | DEXCOM INC COM |
| DXD | PROSHARES TR PSHS ULDOW30 NEW |
| DXF | DUNXIN FINL HLDGS LTD SPONSORED ADS |
| DXGE | WISDOMTREE TR GERMANY HEDEQ FD |

| | |
|---|---|
| DXJ | WISDOMTREE TR JAPN HEDGE EQT |
| DXJF | WISDOMTREE TR JAPAN HDG FINL |
| DXJS | WISDOMTREE TR JPN SCAP HDG EQT |
| DXLG | DESTINATION XL GROUP INC COM |
| DXPE | DXP ENTERPRISES INC NEW COM NEW |
| DXR | DAXOR CORP COM |
| DXYN | DIXIE GROUP INC CL A |
| DY | DYCOM INDS INC COM |
| DYB | WisdomTree Dynamic Bearish U.S. Equity Fund |
| DYLS | WisdomTree Dynamic Long/Short U.S. Equity Fund |
| DYNC | VISTRA ENERGY CORP TANGIBLE EQUITY |
| DYNT | DYNATRONICS CORP COM NEW |
| DYSL | DYNASIL CORP AMER COM |
| DYY | DEUTSCHE BK AG LDN BRH DB COM DBLE LNG |
| DZK | DIREXION SHS ETF TR DLY DEV MKT BULL |
| DZSI | DASAN ZHONE SOLUTIONS INC COM NEW |
| DZZ | DEUTSCHE BK AG LDN BRH GOLD DOUBLE SHOR |
| E | ENI S P A SPONSORED ADR |
| EA | ELECTRONIC ARTS INC COM |
| EAB | ENTERGY ARK INC 1MTG BD 52 |
| EACQ | EASTERLY ACQUISITION CORP COM |
| EACQU | EASTERLY ACQUISITION CORP UNIT EX 072920 |
| EACQW | EASTERLY ACQUISITION CORP WT EXP 072920 |
| EAD | WELLS FARGO INCOME OPPORTUNITI WF INC OPPTY FD |
| EAE | ENTERGY ARK INC 1STMTG BD4.75%63 |
| EAF | GRAFTECH INTL LTD COM |
| EAGL | PLATINUM EAGLE ACQUISITIN CORP SHS CL A |
| EAGLU | PLATINUM EAGLE ACQUISITIN CORP UNIT EXP 010923 |
| EAGLW | PLATINUM EAGLE ACQUISITIN CORP WT EXP 011720 |
| EAI | ENTERGY ARK INC 1M BD 4.875%66 |
| EARN | ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT |
| EARS | AURIS MED HLDG AG COM |
| EASI | AMPLIFY ETF TR EASI TACTICAL |
| EAST | EASTSIDE DISTILLING INC COM PAR |
| EASTW | EASTSIDE DISTILLING INC WT EXP 081022 |
| EAT | BRINKER INTL INC COM |
| EBAY | EBAY INC COM |
| EBAYL | EBAY INC NT 56 |
| EBF | ENNIS INC COM |

| EBIX | EBIX INC COM NEW |
|---|---|
| EBMT | EAGLE BANCORP MONT INC COM |
| EBND | SPDR SERIES TRUST BLOMBRG BRC EMRG |
| EBR | CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR |
| EBR.B | CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B |
| EBS | EMERGENT BIOSOLUTIONS INC COM |
| EBSB | MERIDIAN BANCORP INC MD COM |
| EBTC | ENTERPRISE BANCORP INC MASS COM |
| EC | ECOPETROL S A SPONSORED ADS |
| ECA | ENCANA CORP COM |
| ECC | EAGLE PT CR CO LLC COM |
| ECCA | EAGLE PT CR CO INC PFD SER A |
| ECCB | EAGLE PT CR CO INC PFD STK SER B |
| ECCX | EAGLE PT CR CO INC 6.6875% NT 28 |
| ECCY | EAGLE PT CR CO INC 6.75% NT DE 2027 |
| ECF | ELLSWORTH GRWTH AND INCOME LTD COM |
| ECF-A | ELLSWORTH GRWTH AND INCOME LTD 5.25% PFD SER A |
| ECH | iShares MSCI Chile ETF |
| ECHO | ECHO GLOBAL LOGISTICS INC COM |
| ECL | ECOLAB INC COM |
| ECNS | ISHARES TR CHINA SM-CAP ETF |
| ECOL | US ECOLOGY INC COM |
| ECOM | CHANNELADVISOR CORP COM |
| ECON | COLUMBIA ETF TR II EMRG MARKETS ETF |
| ECOR | ELECTROCORE INC COM |
| ECPG | ENCORE CAP GROUP INC COM |
| ECR | ECLIPSE RES CORP COM |
| ECT | ECA MARCELLUS TR I COM UNIT |
| ECYT | ENDOCYTE INC COM |
| ED | CONSOLIDATED EDISON INC COM |
| EDAP | EDAP TMS S A SPONSORED ADR |
| EDBI | LEGG MASON ETF INVESTMENT TR EMRG MKT DIV ETF |
| EDC | DIREXION SHS ETF TR DLY EMG MK BL 3X |
| EDD | MORGAN STANLEY EM MKTS DM DEBT COM |
| EDEN | iShares MSCI Denmark ETF |
| EDF | STONE HBR EMERG MRKTS INC FD COM |
| EDGE | EDGE THERAPEUTICS INC COM |
| EDGW | EDGEWATER TECHNOLOGY INC COM |
| EDI | STONE HBR EMERG MKTS TL INC FD COM |

| | |
|---|---|
| EDIT | EDITAS MEDICINE INC COM |
| EDIV | SPDR INDEX SHS FDS S&P EM MKT DIV |
| EDN | EMPRESA DIST Y COMERCIAL NORTE SPON ADR |
| EDOG | ALPS ETF TR EM SECT DIV DG |
| EDOM | WisdomTree Europe Domestic Economy Fund |
| EDOW | FIRST TR EXCHANGE TRADED FD DOW 30 EQL WGT |
| EDR | EDUCATION RLTY TR INC COM NEW |
| EDRY | EURODRY LTD COM |
| EDU | NEW ORIENTAL ED & TECH GRP INC SPON ADR |
| EDUC | EDUCATIONAL DEV CORP COM |
| EDV | VANGUARD WORLD FD EXTENDED DUR |
| EDZ | DIREXION SHS ETF TR DAILY MSCI EMERG |
| EE | EL PASO ELEC CO COM NEW |
| EEA | EUROPEAN EQUITY FUND COM |
| EEB | INVESCO EXCHANGE TRADED FD TR BRIC ETF |
| EEFT | EURONET WORLDWIDE INC COM |
| EEH | SWEDISH EXPT CR CORP ELEMENT USETN22 |
| EEI | ECOLOGY & ENVIRONMENT INC CL A |
| EELV | INVESCO EXCHNG TRADED FD TR II S&P EMRNG MKTS |
| EEM | ISHARES TR MSCI EMG MKT ETF |
| EEMA | ISHARES INC MSCI EM ASIA ETF |
| EEMD | ETF SER SOLUTIONS AAM S&P EMRG |
| EEMO | INVESCO EXCHNG TRADED FD TR II S&P EMRNG MMTM |
| EEMS | ISHARES INC EM MKT SM-CP ETF |
| EEMV | iShares Edge MSCI Min Vol Emerging Markets ETF |
| EEMX | SPDR INDEX SHS FDS MSCI EMR MKT ETF |
| EEP | ENBRIDGE ENERGY PARTNERS L P COM |
| EEQ | ENBRIDGE ENERGY MANAGEMENT LLC SHS UNITS LLI |
| EES | WISDOMTREE TR US SMALLCP ERNGS |
| EET | PROSHARES TR MSCI EMRG ETF |
| EEV | PROSHARES TR SHT MSCI NEW |
| EEX | EMERALD EXPOSITIONS EVENTS INC COM |
| EFA | ISHARES TR MSCI EAFE ETF |
| EFAD | ProShares MSCI EAFE Dividend Growers ETF |
| EFAS | GLOBAL X FDS MSCI SUPDIV EA |
| EFAV | iShares Edge MSCI Min Vol EAFE ETF |
| EFAX | SPDR INDEX SHS FDS MSCI EAFE FS ETF |
| EFBI | EAGLE FINL BANCORP INC COM |
| EFC | ELLINGTON FINANCIAL LLC COM |

| | |
|---|---|
| EFF | EATON VANCE FLTG RATE INCOM FD COM SHS BEN INT |
| EFFE | GLOBAL X FDS GBL X JPM EFF |
| EFG | iShares MSCI EAFE Growth ETF |
| EFII | ELECTRONICS FOR IMAGING INC COM |
| EFL | EATON VANCE FLTNG RATE 2022 TR COM |
| EFNL | iShares MSCI Finland ETF |
| EFO | PROSHARES TR ULTR MSCI ETF |
| EFOI | ENERGY FOCUS INC COM NEW |
| EFR | EATON VANCE SR FLTNG RTE TR COM |
| EFSC | ENTERPRISE FINL SVCS CORP COM |
| EFT | EATON VANCE FLTING RATE INC TR COM |
| EFU | PROSHARES TR ULSH MSCIEAF NEW |
| EFV | iShares MSCI EAFE Value ETF |
| EFX | EQUIFAX INC COM |
| EFZ | PROSHARES TR PSHS SH MSCI EAF |
| EGAN | EGAIN CORP COM NEW |
| EGBN | EAGLE BANCORP INC MD COM |
| EGC | ENERGY XXI GULF COAST INC COM |
| EGF | BLACKROCK ENHANCED GOVT FD INC COM |
| EGHT | 8X8 INC NEW COM |
| EGI | ENTREE RES LTD COM |
| EGIF | EAGLE GRWTH & INCOME OPPTY FD COM SHS BEN IN |
| EGL | ENGILITY HLDGS INC NEW COM |
| EGLE | EAGLE BULK SHIPPING INC SHS NEW |
| EGLT | EGALET CORP COM |
| EGN | ENERGEN CORP COM |
| EGO | ELDORADO GOLD CORP NEW COM |
| EGOV | NIC INC COM |
| EGP | EASTGROUP PPTY INC COM |
| EGPT | VANECK VECTORS ETF TR EGYPT INDX ETF |
| EGRX | EAGLE PHARMACEUTICALS INC COM |
| EGY | VAALCO ENERGY INC COM NEW |
| EHC | ENCOMPASS HEALTH CORP COM |
| EHI | WESTERN ASSET GLB HI INCOME FD COM |
| EHIC | EHI CAR SVCS LTD SPON ADS CL A |
| EHT | EATON VANCE HIGH INCOME 2021 COM SH BEN INT |
| EHTH | EHEALTH INC COM |
| EIA | EATON VANCE CALIF MUN BD FD II COM |
| EIDO | ISHARES TR MSCI INDONIA ETF |

| | |
|---|---|
| EIDX | EIDOS THERAPEUTICS INC COM |
| EIG | EMPLOYERS HOLDINGS INC COM |
| EIGI | ENDURANCE INTL GROUP HLDGS INC COM |
| EIGR | EIGER BIOPHARMACEUTICALS INC COM |
| EIM | EATON VANCE MUN BD FD COM |
| EIO | EATON VANCE OHIO MUNICIPAL BD COM |
| EIP | EATON VANCE PA MUN BD FD COM |
| EIRL | ISHARES TR MSCI IRELAND ETF |
| EIS | ISHARES INC MSCI ISRAEL ETF |
| EIV | EATON VANCE MUN BD FD II COM |
| EIX | EDISON INTL COM |
| EKAR | EXCHANGE TRADED CONCEPTS TR INNOVATION SHS |
| EKSO | EKSO BIONICS HLDGS INC COM NEW |
| EL | LAUDER ESTEE COS INC CL A |
| ELC | ENTERGY LA LLC COLLATERAL TR MT |
| ELD | WISDOMTREE TR EM LCL DEBT FD |
| ELF | E L F BEAUTY INC COM |
| ELGX | ENDOLOGIX INC COM |
| ELJ | ENTERGY LA LLC 1ST MTG5.25% |
| ELLI | ELLIE MAE INC COM |
| ELLO | ELLOMAY CAPITAL LIMITED SHS |
| ELMD | ELECTROMED INC COM |
| ELON | ECHELON CORP COM NEW |
| ELOX | ELOXX PHARMACEUTICALS INC COM |
| ELP | COMPANHIA PARANAENSE ENERG COP SPON ADR PFD |
| ELS | EQUITY LIFESTYLE PPTYS INC COM |
| ELSE | ELECTRO-SENSORS INC COM |
| ELTK | ELTEK LTD SHS |
| ELU | ENTERGY LA LLC 1ST MTG BD |
| ELVT | ELEVATE CREDIT INC COM |
| ELY | CALLAWAY GOLF CO COM |
| EMAG | VANECK VECTORS ETF TR EMERGING MKTS AG |
| EMAN | EMAGIN CORP COM NEW |
| EMB | ISHARES TR JPMORGAN USD EMG |
| EMBH | ISHARES US ETF TR INT RT HD EMRG |
| EMBU | DIREXION SHS ETF TR DAILY EMG MKT 3X |
| EMCB | WISDOMTREE TR WSDM EMKTBD FD |
| EMCF | EMCLAIRE FINL CORP COM |
| EMCG | WISDOMTREE TR E MKTS CNSMR GR |

| EMCI | EMC INS GROUP INC COM |
|---|---|
| EMD | WESTERN ASSET EMRG MKT DEBT FD COM |
| EMDV | ProShares MSCI Emerging Markets Dividend Growers ETF |
| EME | EMCOR GROUP INC COM |
| EMEM | ETFIS SER TR I VIRTUS GLOVIST |
| EMES | EMERGE ENERGY SVCS LP COM REP PARTN |
| EMF | TEMPLETON EMERGING MKTS FD INC COM |
| EMFM | GLOBAL X FDS GLB X NXT EMRG |
| EMGF | iShares Edge MSCI Multifactor Emerging Markets ETF |
| EMHY | iShares Emerging Markets High Yield Bond ETF |
| EMI | EATON VANCE MI MUNI INCOME TR SH BEN INT |
| EMIF | ISHARES TR EMGR MKT INF ETF |
| EMIH | Xtrackers Emerging Markets Bond - Interest Rate Hedged ETF |
| EMITF | ELBIT IMAGING LTD SHS |
| EMJ | EATON VANCE N J MUN BD FD COM |
| EMKR | EMCORE CORP COM NEW |
| EML | EASTERN CO COM |
| EMLC | VANECK VECTORS ETF TR JP MORGAN MKTS |
| EMLP | FIRST TR EXCHANGE TRADED FD IV NO AMER ENERGY |
| EMMS | EMMIS COMMUNICATIONS CORP COM NEW CL A |
| EMN | EASTMAN CHEM CO COM |
| EMO | CLEARBRIDGE ENERGY MLP OPP FD COM |
| EMP | ENTERGY MISS INC 1M BD 66 |
| EMQQ | EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN |
| EMR | EMERSON ELEC CO COM |
| EMSH | ProShares Short Term USD Emerging Markets Bond ETF |
| EMTL | SPDR DoubleLine Emerging Markets Fixed Income ETF |
| EMTY | PROSHARES TR DECLINE RETAIL |
| EMX | EMX RTY CORP COM |
| EMXC | ISHARES INC MSCI EMRG CHN |
| ENB | ENBRIDGE INC COM |
| ENBA | ENBRIDGE INC 6.375 SNT18 B 78 |
| ENBL | ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN |
| ENDP | ENDO INTL PLC SHS |
| ENFC | ENTEGRA FINL CORP COM |
| ENFR | ALPS ETF TR ALERIAN ENERGY |
| ENG | ENGLOBAL CORP COM |
| ENIA | ENEL AMERICAS S A SPONSORED ADR |
| ENIC | ENEL CHILE S A SPONSORED ADR |

| | |
|---|---|
| ENJ | ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52 |
| ENLC | ENLINK MIDSTREAM LLC COM UNIT REP LTD |
| ENLK | ENLINK MIDSTREAM PARTNERS LP COM UNIT REP LTD |
| ENO | ENTERGY NEW ORLEANS LLC 1ST MTG BD 66 |
| ENOR | iShares MSCI Norway ETF |
| ENPH | ENPHASE ENERGY INC COM |
| ENR | ENERGIZER HLDGS INC NEW COM |
| ENS | ENERSYS COM |
| ENSG | ENSIGN GROUP INC COM |
| ENSV | ENSERVCO CORP COM |
| ENT | GLOBAL EAGLE ENTMT INC COM |
| ENTA | ENANTA PHARMACEUTICALS INC COM |
| ENTG | ENTEGRIS INC COM |
| ENTR | ENTREPRENEURSHARES SER TRUST ERSHARES 30 ETF |
| ENV | ENVESTNET INC COM |
| ENVA | ENOVA INTL INC COM |
| ENX | EATON VANCE NEW YORK MUN BD FD COM |
| ENY | INVESCO EXCHNG TRADED FD TR II CDN ENERGY INM |
| ENZ | ENZO BIOCHEM INC COM |
| ENZL | ISHARES TR NEW ZEALAND ETF |
| EOCC | ENEL GENERACION CHILE S A SPONSORED ADR |
| EOD | WELLS FARGO GLOBAL DIVIDEND OP COM |
| EOG | EOG RES INC COM |
| EOI | EATON VANCE ENHANCED EQ INC FD COM |
| EOLS | EVOLUS INC COM |
| EOS | EATON VANCE ENH EQTY INC FD II COM |
| EOT | EATON VANCE NATL MUN OPPORT TR COM SHS |
| EPAM | EPAM SYS INC COM |
| EPAY | BOTTOMLINE TECH DEL INC COM |
| EPC | EDGEWELL PERS CARE CO COM |
| EP-C | EL PASO ENERGY CAP TR I PFD CV TR SECS |
| EPD | ENTERPRISE PRODS PARTNERS L P COM |
| EPE | EP ENERGY CORP CL A |
| EPHE | ISHARES TR MSCI PHILIPS ETF |
| EPI | WISDOMTREE TR INDIA ERNGS FD |
| EPIX | ESSA PHARMA INC COM NEW |
| EPM | EVOLUTION PETROLEUM CORP COM |
| EPOL | ISHARES TR MSCI POLAND ETF |
| EPP | ISHARES INC MSCI PAC JP ETF |

| | |
|---|---|
| EPR | EPR PPTYS COM SH BEN INT |
| EPR-C | EPR PPTYS PFD C CNV 5.75% |
| EPR-E | EPR PPTYS CONV PFD 9% SR E |
| EPRF | Innovator S&P High Quality Preferred ETF |
| EPR-G | EPR PPTYS 5.750% CUM PFD G |
| EPRT | ESSENTIAL PPTYS RLTY TR INC COM |
| EPS | WISDOMTREE TR US EARNINGS 500 |
| EPU | ISHARES TR MSCI PERU ETF |
| EPV | PROSHARES TR ULTSHT FTSE EURO |
| EPZM | EPIZYME INC COM |
| EQAL | INVESCO EXCHNG TRADED FD TR II RUSEL 1000 EQL |
| EQBK | EQUITY BANCSHARES INC COM CL A |
| EQC | EQUITY COMWLTH COM SH BEN INT |
| EQC-D | EQUITY COMWLTH CUM PFD S D 6.5% |
| EQFN | EQUITABLE FINL CORP NEW COM |
| EQGP | EQT GP HLDGS LP COM UNIT REP |
| EQH | AXA EQUITABLE HLDGS INC COM |
| EQIX | EQUINIX INC COM PAR $0.001 |
| EQL | ALPS ETF TR EQUAL SEC ETF |
| EQLT | ALPS ETF TR WRKPLC EQL PRT |
| EQM | EQT MIDSTREAM PARTNERS LP UNIT LTD PARTN |
| EQNR | EQUINOR ASA SPONSORED ADR |
| EQR | EQUITY RESIDENTIAL SH BEN INT |
| EQRR | PROSHARES TR EQTS FOR RISIN |
| EQS | EQUUS TOTAL RETURN INC COM |
| EQT | EQT CORP COM |
| EQWL | INVESCO EXCHANGE TRADED FD TR RUSSEL 200 EQL |
| EQWM | INVESCO EXCHANGE TRADED FD TR RUSEL MDCP EQL |
| EQWS | INVESCO EXCHANGE TRADED FD TR RUSEL 2000 EQL |
| ERA | ERA GROUP INC COM |
| ERC | WELLS FARGO MULTI SECTOR INCOM COM |
| ERF | ENERPLUS CORP COM |
| ERGF | iShares Edge MSCI Multifactor Energy ETF |
| ERH | WELLS FARGO UTILITIES AND HIGH WF UTILITIES INC |
| ERI | ELDORADO RESORTS INC COM |
| ERIC | ERICSSON ADR B SEK 10 |
| ERIE | ERIE INDTY CO CL A |
| ERII | ENERGY RECOVERY INC COM |
| ERJ | EMBRAER S A SP ADR REP 4 COM |

| | |
|---|---|
| ERM | FIRST TR EXCHNG TRADED FD VIII EQUITYCOMPASS |
| EROS | EROS INTL PLC SHS NEW |
| ERUS | ISHARES INC MSCI RUSSIA ETF |
| ERX | DIREXION SHS ETF TR DLY ENRGY BULL3X |
| ERY | DIREXION SHS ETF TR DAILY ENERGY BEA |
| ERYP | ERYTECH PHARMA SPONSORED ADR |
| ES | EVERSOURCE ENERGY COM |
| ESBA | EMPIRE ST RLTY OP L P UNIT LTD PRTNSP |
| ESBK | ELMIRA SVGS BK ELMIRA N Y COM |
| ESCA | ESCALADE INC COM |
| ESE | ESCO TECHNOLOGIES INC COM |
| ESEA | EUROSEAS LTD SHS NEW |
| ESES | ECO STIM ENERGY SOLUTIONS INC COM |
| ESG | FLEXSHARES TR STOX ESG INDEX |
| ESGD | ISHARES TR MSCI EAFE ESG OP |
| ESGE | ISHARES INC MSCI EM ESG OPZ |
| ESGF | OPPENHEIMER ETF TR GLOBAL ESG ETF |
| ESGG | FLEXSHARES TR STOX GLB INDEX |
| ESGL | OPPENHEIMER ETF TR ESG REV ETF |
| ESGN | COLUMBIA ETF TR I SUSTNBLE INTL |
| ESGR | ENSTAR GROUP LIMITED SHS |
| ESGS | COLUMBIA ETF TR I SUSTANABLE US |
| ESGU | ISHARES TR ETF MSCI USA |
| ESGW | COLUMBIA ETF TR I SUSTANBLE GLBL |
| ESIO | ELECTRO SCIENTIFIC INDS COM |
| ESL | ESTERLINE TECHNOLOGIES CORP COM |
| ESLT | ELBIT SYS LTD ORD |
| ESML | iShares MSCI USA Small-Cap ESG Optimized ETF |
| ESNC | ENSYNC INC COM |
| ESND | ESSENDANT INC COM |
| ESNT | ESSENT GROUP LTD COM |
| ESP | ESPEY MFG & ELECTRS CORP COM |
| ESPR | ESPERION THERAPEUTICS INC NEW COM |
| ESQ | ESQUIRE FINL HLDGS INC COM |
| ESRT | EMPIRE ST RLTY TR INC CL A |
| ESRX | EXPRESS SCRIPTS HLDG CO COM |
| ESS | ESSEX PPTY TR INC COM |
| ESSA | ESSA BANCORP INC COM |
| ESTE | EARTHSTONE ENERGY INC CL A |

| | |
|---|---|
| ESTR | ESTRE AMBIENTAL INC SHS |
| ESTRW | ESTRE AMBIENTAL INC WT EXP 122122 |
| ESV | ENSCO PLC SHS CLASS A |
| ESXB | COMMUNITY BANKERS TR CORP COM |
| ETB | EATON VANCE TAX MNGED BUY WRIT COM |
| ETE | ENERGY TRANSFER EQUITY L P COM UT LTD PTN |
| ETFC | E TRADE FINANCIAL CORP COM NEW |
| ETG | EATON VANCE TX ADV GLBL DIV FD COM |
| ETH | ETHAN ALLEN INTERIORS INC COM |
| ETHO | ETF MANAGERS TR ETHO CLIMATE LEA |
| ETJ | EATON VANCE RISK MNGD DIV EQTY COM |
| ETM | ENTERCOM COMMUNICATIONS CORP CL A |
| ETN | EATON CORP PLC SHS |
| ETO | EATON VANCE TX ADV GLB DIV OP COM |
| ETP | ENERGY TRANSFER PARTNERS LP UNIT LTD PRT INT |
| ETP-C | ENERGY TRANSFER PARTNERS LP PFD UNIT SER C |
| ETR | ENTERGY CORP NEW COM |
| ETSY | ETSY INC COM |
| ETV | EATON VANCE TX MNG BY WRT OPP COM |
| ETW | EATON VANCE TXMGD GL BUYWR OPP COM |
| ETX | EATON VANCE MUN INCOME 2028 TE SHS |
| ETY | EATON VANCE TX MGD DIV EQ INCM COM |
| EUDG | WISDOMTREE TR EURO QTLY DIV GR |
| EUDV | ProShares MSCI Europe Dividend Growers ETF |
| EUFL | DIREXION SHS ETF TR DAILY EUROPEAN |
| EUFN | ISHARES TR MSCI EURO FL ETF |
| EUFX | PROSHARES TR II PROSHS SHT EUR |
| EUM | PROSHARES TR PSHS SH MSCI EMR |
| EUMV | ISHARES TR MIN VOL EUROPE |
| EUO | PROSHARES TR II ULTRASHRT EURO |
| EURL | DIREXION SHS ETF TR DLY FTS BUL 3X |
| EURN | EURONAV NV ANTWERPEN SHS |
| EURZ | Xtrackers Eurozone Equity ETF |
| EUSA | ISHARES INC MSCI EQUAL WEITE |
| EUSC | WISDOMTREE TR EUR HDG SMLCAP |
| EUXL | DIREXION SHS ETF TR DLY EUR STX 3X |
| EV | EATON VANCE CORP COM NON VTG |
| EVA | ENVIVA PARTNERS LP COM UNIT |
| EVBG | EVERBRIDGE INC COM |

| EVBN | EVANS BANCORP INC COM NEW |
|---|---|
| EVC | ENTRAVISION COMMUNICATIONS CP CL A |
| EVF | EATON VANCE SR INCOME TR SH BEN INT |
| EVFM | EVOFEM BIOSCIENCES INC COM |
| EVG | EATON VANCE SH TM DR DIVR INCM COM |
| EVGN | EVOGENE LTD SHS |
| EVH | EVOLENT HEALTH INC CL A |
| EVHC | ENVISION HEALTHCARE CORP COM |
| EVI | ENVIROSTAR INC COM |
| EVIX | VelocityShares 1x Long VSTOXX Futures ETN |
| EVJ | EATON VANCE NJ MUNI INCOME TR SH BEN INT |
| EVK | EVER GLORY INTL GRP INC COM NEW |
| EVLO | EVELO BIOSCIENCES INC COM |
| EVLV | EVINE LIVE INC CL A |
| EVM | EATON VANCE CALIF MUN BD FD COM |
| EVN | EATON VANCE MUNI INCOME TRUST SH BEN INT |
| EVO | EATON VANCE OH MUNI INCOME TR SH BEN INT |
| EVOK | EVOKE PHARMA INC COM |
| EVOL | EVOLVING SYS INC COM NEW |
| EVOP | EVO PMTS INC CL A COM |
| EVP | EATON VANCE PA MUNI INCOME TR SH BEN INT |
| EVR | EVERCORE INC CLASS A |
| EVRG | EVERGY INC COM |
| EVRI | EVERI HLDGS INC COM |
| EVT | EATON VANCE TAX ADVT DIV INCM COM |
| EVTC | EVERTEC INC COM |
| EVV | EATON VANCE LTD DUR INCOME FD COM |
| EVX | VANECK VECTORS ETF TR ENVIRONMENTAL SV |
| EVY | EATON VANCE NY MUNI INCOME TR SH BEN INT |
| EW | EDWARDS LIFESCIENCES CORP COM |
| EWA | ISHARES INC MSCI AUST ETF |
| EWBC | EAST WEST BANCORP INC COM |
| EWC | ISHARES INC MSCI CDA ETF |
| EWD | ISHARES INC MSCI SWEDEN ETF |
| EWEM | INVESCO EXCHNG TRADED FD TR II MSCI EMRNG MKT |
| EWG | ISHARES INC MSCI GERMANY ETF |
| EWGS | iShares MSCI Germany Small-Cap ETF |
| EWH | ISHARES INC MSCI HONG KG ETF |
| EWI | ISHARES INC MSCI ITALY ETF |

| | |
|---|---|
| EWJ | ISHARES INC MSCI JPN ETF NEW |
| EWK | ISHARES INC MSCI BELGIUM ETF |
| EWL | ISHARES INC MSCI SWITZERLAND |
| EWM | ISHARES INC MSCI MLY ETF NEW |
| EWMC | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 EQ |
| EWN | ISHARES INC MSCI NETHERL ETF |
| EWO | ISHARES INC MSCI AUSTRIA ETF |
| EWP | ISHARES INC MSCI SPAIN ETF |
| EWQ | ISHARES INC MSCI FRANCE ETF |
| EWRE | INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL |
| EWS | ISHARES INC MSCI SINGPOR ETF |
| EWSC | INVESCO EXCHANGE TRADED FD TR S&P SML 600 EQ |
| EWT | ISHARES INC MSCI TAIWAN ETF |
| EWU | ISHARES TR MSCI UK ETF NEW |
| EWUS | iShares MSCI United Kingdom Small-Cap ETF |
| EWV | PROSHARES TR ULTSHT MSCI JAP |
| EWW | ISHARES INC MSCI MEXICO ETF |
| EWX | SPDR INDEX SHS FDS S&P EMKTSC ETF |
| EWY | ISHARES INC MSCI STH KOR ETF |
| EWZ | ISHARES INC MSCI BRAZIL ETF |
| EWZS | ISHARES TR BRAZIL SM-CP ETF |
| EXAS | EXACT SCIENCES CORP COM |
| EXC | EXELON CORP COM |
| EXD | EATON VANCE TAX ADV BD OPT STG COM SH BEN INT |
| EXEL | EXELIXIS INC COM |
| EXFO | EXFO INC SUB VTG SHS |
| EXG | EATON VANCE TAX MNGD GBL DV EQ COM |
| EXI | ISHARES TR GLOB INDSTRL ETF |
| EXIV | VelocityShares 1x Daily Inverse VSTOXX Futures ETN |
| EXK | ENDEAVOUR SILVER CORP COM |
| EXLS | EXLSERVICE HOLDINGS INC COM |
| EXP | EAGLE MATERIALS INC COM |
| EXPD | EXPEDITORS INTL WASH INC COM |
| EXPE | EXPEDIA GROUP INC COM NEW |
| EXPI | EXP WORLD HOLDINGS INC COM |
| EXPO | EXPONENT INC COM |
| EXPR | EXPRESS INC COM |
| EXR | EXTRA SPACE STORAGE INC COM |
| EXT | WISDOMTREE TR US TOTAL EARNING |

| | |
|---|---|
| EXTN | EXTERRAN CORP COM |
| EXTR | EXTREME NETWORKS INC COM |
| EYE | NATIONAL VISION HLDGS INC COM |
| EYEG | EYEGATE PHARMACEUTICALS INC COM |
| EYEGW | EYEGATE PHARMACEUTICALS INC WT EXP 080520 |
| EYEN | EYENOVIA INC COM |
| EYES | SECOND SIGHT MED PRODS INC COM |
| EYESW | SECOND SIGHT MED PRODS INC WT EXP 030622 |
| EYLD | Cambria Emerging Shareholder Yield ETF |
| EYPT | EYEPOINT PHARMACEUTICALS INC COM |
| EZA | ISHARES INC MSCI STH AFR ETF |
| EZJ | PROSHARES TR UL MSCI JP ETF |
| EZM | WISDOMTREE TR US MIDCP EARNING |
| EZPW | EZCORP INC CL A NON VTG |
| EZT | ENTERGY TEXAS INC 1ST MTG BD 64 |
| EZU | iShares MSCI Eurozone ETF |
| F | FORD MTR CO DEL COM PAR $0.01 |
| FAAR | FIRST TR EXCHNG TRADED FD VII ALT ABSLT STRG |
| FAB | FIRST TR MULTI CP VAL ALPHA FD COM SHS |
| FAD | FIRST TR MULTI CAP VALUE ALPHA COM SHS |
| FAF | FIRST AMERN FINL CORP COM |
| FALN | ISHARES TR FALN ANGLS USD |
| FAM | FIRST TR ABERDEEN GLBL OPP FD COM SHS |
| FAMI | FARMMI INC SHS |
| FAN | FIRST TR EXCHANGE TRADED FD II GBL WND ENRG ETF |
| FANG | DIAMONDBACK ENERGY INC COM |
| FANH | FANHUA INC SPONSORED ADR |
| FANZ | ProSports Sponsors ETF |
| FARM | FARMER BROS CO COM |
| FARO | FARO TECHNOLOGIES INC COM |
| FAS | DIREXION SHS ETF TR DLY FIN BULL NEW |
| FAST | FASTENAL CO COM |
| FAT | FAT BRANDS INC COM |
| FATE | FATE THERAPEUTICS INC COM |
| FAUS | FIRST TR EXCH TRD ALPHA FD II AUSTRALIA ALPH |
| FAX | ABERDEEN ASIA PACIFIC INCOM FD COM |
| FAZ | DIREXION SHS ETF TR DAILY FINL BEAR |
| FB | FACEBOOK INC CL A |
| FBC | FLAGSTAR BANCORP INC COM PAR .001 |

| | |
|---|---|
| FBGX | UBS AG LONDON BRH EN LG CP GRWTH |
| FBHS | FORTUNE BRANDS HOME & SEC INC COM |
| FBIO | FORTRESS BIOTECH INC COM |
| FBIOP | FORTRESS BIOTECH INC 9.375% CUM PFD A |
| FBIZ | FIRST BUS FINL SVCS INC WIS COM |
| FBK | FB FINL CORP COM |
| FBM | FOUNDATION BLDG MATLS INC COM |
| FBMS | FIRST BANCSHARES INC MS COM |
| FBNC | FIRST BANCORP N C COM |
| FBND | FIDELITY TOTAL BD ETF |
| FBNK | FIRST CONN BANCORP INC MD COM |
| FBP | FIRST BANCORP P R COM NEW |
| FBR | FIBRIA CELULOSE S A SP ADR REP COM |
| FBSS | FAUQUIER BANKSHARES INC VA COM |
| FBT | FIRST TR EXCHANGE TRADED FD NY ARCA BIOTECH |
| FBZ | FIRST TR EXCH TRD ALPHA FD II BRAZIL ALPHADEX |
| FC | FRANKLIN COVEY CO COM |
| FCA | FIRST TR EXCH TRD ALPHA FD II CHINA ALPHADEX |
| FCAL | FIRST TR EXCH TRADED FD III CALIF MUN INCM |
| FCAN | FIRST TR EXCH TRD ALPHA FD II CANADA ALPHA |
| FCAP | FIRST CAPITAL INC COM |
| FCAU | FIAT CHRYSLER AUTOMOBILES N V SHS |
| FCB | FCB FINL HLDGS INC CL A |
| FCBC | FIRST CMNTY BANCSHARES INC NEV COM |
| FCBP | FIRST CHOICE BANCORP COM |
| FCCO | FIRST CMNTY CORP S C COM |
| FCCY | 1ST CONSTITUTION BANCORP COM |
| FCE.A | FOREST CITY RLTY TR INC COM CL A |
| FCEF | FIRST TR EXCHNG TRADED FD VIII CEF INCM OPPTY |
| FCEL | FUELCELL ENERGY INC COM NEW |
| FCF | FIRST COMWLTH FINL CORP PA COM |
| FCFS | FIRSTCASH INC COM |
| FCG | FIRST TR EXCHANGE TRADED FD NAT GAS ETF |
| FCN | FTI CONSULTING INC COM |
| FCNCA | FIRST CTZNS BANCSHARES INC N C CL A |
| FCO | ABERDEEN GLOBAL INCOME FD INC COM |
| FCOM | FIDELITY TELECOMM SVCS |
| FCOR | FIDELITY CORP BOND ETF |
| FCPT | FOUR CORNERS PPTY TR INC COM |

| | |
|---|---|
| FCSC | FIBROCELL SCIENCE INC COM PAR |
| FCT | FIRST TR SR FLG RTE INCM FD II COM |
| FCVT | FIRST TR EXCHANGE TRADED FD IV SSI STRG ETF |
| FCX | FREEPORT-MCMORAN INC CL B |
| FDBC | FIDELITY D & D BANCORP INC COM |
| FDC | FIRST DATA CORP NEW COM CL A |
| FDD | FIRST TR STOXX EURO DIV FD COMMON SHS |
| FDEF | FIRST DEFIANCE FINL CORP COM |
| FDEU | FIRST TR DYNAMIC EUROPE EQT FD COM SHS |
| FDHY | FIDELITY HIGH YILD ETF |
| FDIS | FIDELITY MSCI CONSM DIS |
| FDIV | FIRST TR EXCHANGE TRADED FD IV FT STRG INCM ETF |
| FDL | FIRST TR MORNINGSTAR DIV LEADR SHS |
| FDLO | FIDELITY LOW VOLITY ETF |
| FDM | FIRST TR DJS MICROCAP INDEX FD COM SHS ANNUAL |
| FDMO | FIDELITY MOMENTUM FACTR |
| FDN | FIRST TR EXCHANGE TRADED FD DJ INTERNT IDX |
| FDP | FRESH DEL MONTE PRODUCE INC ORD |
| FDRR | FIDELITY DIVID ETF RISI |
| FDS | FACTSET RESH SYS INC COM |
| FDT | FIRST TR EXCH TRD ALPHA FD II DEV MRK EX US |
| FDTS | FIRST TR EXCH TRD ALPHA FD II EX US SML CP |
| FDUS | FIDUS INVT CORP COM |
| FDUSL | FIDUS INVT CORP 5.875% NT 23 |
| FDVV | FIDELITY HIGH DIVID ETF |
| FDX | FEDEX CORP COM |
| FE | FIRSTENERGY CORP COM |
| FEDU | FOUR SEASONS ED CAYMAN INC ADR |
| FEI | FIRST TR MLP & ENERGY INCOME COM |
| FEIM | FREQUENCY ELECTRS INC COM |
| FELE | FRANKLIN ELEC INC COM |
| FELP | FORESIGHT ENERGY LP COM UNT RP INT |
| FEM | FIRST TR EXCH TRD ALPHA FD II EMERG MKT ALPH |
| FEMB | FIRST TR EXCH TRADED FD III EME MRK BD ETF |
| FEMS | FIRST TR EXCH TRD ALPHA FD II EM SML CP ALPH |
| FEN | FIRST TR ENERGY INCOME & GRW COM |
| FENC | FENNEC PHARMACEUTICALS INC COM |
| FENG | PHOENIX NEW MEDIA LTD SPONSORED ADS |
| FENY | FIDELITY MSCI ENERGY IDX |

| | |
|---|---|
| FEO | FIRST TR/ABERDEEN EMERG OPT FD COM |
| FEP | FIRST TR EXCH TRD ALPHA FD II EUROPE ALPHADEX |
| FET | FORUM ENERGY TECHNOLOGIES INC COM |
| FEU | SPDR INDEX SHS FDS STOXX EUR 50 ETF |
| FEUL | CREDIT SUISSE AG NASSAU BRH FI ENHNCD EUR 50 |
| FEUZ | FIRST TR EXCH TRD ALPHA FD II EURO ALPHADEX |
| FEX | FIRST TR LRGE CP CORE ALPHA FD COM SHS |
| FEYE | FIREEYE INC COM |
| FEZ | SPDR INDEX SHS FDS EURO STOXX 50 |
| FF | FUTUREFUEL CORPORATION COM |
| FFA | FIRST TR ENHANCED EQTY INC FD COM |
| FFBC | FIRST FINL BANCORP OH COM |
| FFBCW | FIRST FINL BANCORP OH WT EXP 122318 |
| FFBW | FFBW INC COM |
| FFC | FLAHERTY&CRMN PFD SEC INCOM FD COM |
| FFEU | BARCLAYS BK PLC ENHANCED EURP C |
| FFG | FBL FINL GROUP INC CL A |
| FFHG | Formula Folios Hedged Growth ETF |
| FFHL | FUWEI FILMS HLDGS CO LTD SHS NEW |
| FFIC | FLUSHING FINL CORP COM |
| FFIN | FIRST FINL BANKSHARES COM |
| FFIU | SPINNAKER ETF TR FIELDSTONE UVA |
| FFIV | F5 NETWORKS INC COM |
| FFKT | FARMERS CAP BK CORP COM |
| FFNW | FIRST FINANCIAL NORTHWEST INC COM |
| FFR | FIRST TR FTSE EPRA/NAREIT DEVL COM |
| FFSG | FormulaFolios Smart Growth ETF |
| FFTG | FormulaFolios Tactical Growth ETF |
| FFTI | FormulaFolios Tactical Income ETF |
| FFTY | INNOVATOR ETFS TR IBD 50 ETF |
| FFWM | FIRST FNDTN INC COM |
| FG | FGL HLDGS ORD SHS |
| FG+ | FGL HLDGS WT EXP 113022 |
| FGB | FIRST TRUST SPECIALTY FINANCE COM BEN INTR |
| FGBI | FIRST GTY BANCSHARES INC COM |
| FGD | FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID |
| FGEN | FIBROGEN INC COM |
| FGM | FIRST TR EXCH TRD ALPHA FD II GERMANY ALPHA |
| FGP | FERRELLGAS PARTNERS L.P. UNIT LTD PART |

| FHB | FIRST HAWAIIAN INC COM |
|---|---|
| FHK | FIRST TR EXCH TRD ALPHA FD II HONG KONG ALPH |
| FHLC | FIDELITY MSCI HLTH CARE I |
| FHN | FIRST HORIZON NATL CORP COM |
| FHN-A | FIRST HORIZON NATL CORP DEP SHS |
| FHY | FIRST TR STRATEGIC HIGH INC FD COM SHS NEW |
| FI | FRANKS INTL N V COM |
| FIBK | FIRST INTST BANCSYSTEM INC COM CL A |
| FIBR | iShares Edge U.S. Fixed Income Balanced Risk ETF |
| FICO | FAIR ISAAC CORP COM |
| FIDI | FIDELITY INT HG DIV ETF |
| FIDU | FIDELITY MSCI INDL INDX |
| FIEE | UBS AG LONDON BRH FI ENHAN EUR ETN |
| FIEG | DEUTSCHE BK AG LONDON BRH FI ENH GL0BAL HY |
| FIEU | CREDIT SUISSE NASSAU BRH ETN STOXX EUR 50 |
| FIF | FIRST TR ENERGY INFRASTRCTR FD COM |
| FIHD | UBS AG LONDON BRH FI ENHANCD ETN |
| FII | FEDERATED INVS INC PA CL B |
| FILL | ISHARES INC GLB ENR PROD ETF |
| FINU | PROSHARES TR ULTRAPRO FIN SEL |
| FINX | GLOBAL X FDS FINTECH ETF |
| FINZ | PROSHARES TR ULTRPRO SHRT NEW |
| FIS | FIDELITY NATL INFORMATION SVCS COM |
| FISI | FINANCIAL INSTNS INC COM |
| FISK | EMPIRE ST RLTY OP L P UNIT LTD PRT 250 |
| FISV | FISERV INC COM |
| FIT | FITBIT INC CL A |
| FITB | FIFTH THIRD BANCORP COM |
| FITBI | FIFTH THIRD BANCORP DEP 1/1000 PFD |
| FIV | FIRST TR SR FLOATING RATE 2022 COM SHS |
| FIVA | FIDELITY INT VL FCT ETF |
| FIVE | FIVE BELOW INC COM |
| FIVN | FIVE9 INC COM |
| FIW | FIRST TR EXCHANGE TRADED FD WTR ETF |
| FIX | COMFORT SYS USA INC COM |
| FIXD | FIRST TR EXCHNG TRADED FD VIII TCW OPPORTUNIS |
| FIXX | HOMOLOGY MEDICINES INC COM |
| FIYY | BARCLAYS BK PLC ENHANCED GLBL B |
| FIZZ | NATIONAL BEVERAGE CORP COM |

| FJP | FIRST TR EXCH TRD ALPHA FD II JAPAN ALPHADEX |
|---|---|
| FKO | FIRST TR EXCH TRD ALPHA FD II STH KOREA ALPH |
| FKU | FIRST TR EXCH TRD ALPHA FD II UNIT KING ALPH |
| FL | FOOT LOCKER INC COM |
| FLAG | EXCHANGE TRADED CONCEPTS TR FLAG FRNSIC ACC |
| FLAT | BARCLAYS BK PLC US TRES FLATT |
| FLAU | FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA |
| FLAX | FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA |
| FLBL | Franklin Liberty Senior Loan ETF |
| FLBR | FRANKLIN TEMPLETON ETF TR FTSE BRAZIL |
| FLC | FLAHERTY & CRUMRINE TOTAL RETU COM |
| FLCA | FRANKLIN TEMPLETON ETF TR FTSE CANADA |
| FLCH | FRANKLIN TEMPLETON ETF TR FTSE CHINA |
| FLCO | FRANKLIN TEMPLETON ETF TR LIBERTY INVT |
| FLDM | FLUIDIGM CORP DEL COM |
| FLDR | Fidelity Low Duration Bond Factor ETF |
| FLEE | FRANKLIN TEMPLETON ETF TR FTSE EUROPE |
| FLEH | FRANKLIN TEMPLETON ETF TR FTSE EUROPE HG |
| FLEU | BARCLAYS BK PLC NT LKD SER B26 |
| FLEX | FLEX LTD ORD |
| FLFR | FRANKLIN TEMPLETON ETF TR FTSE FRANCE |
| FLGB | FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM |
| FLGE | CREDIT SUISSE NASSAU BRH LG CP GRTH ENH |
| FLGR | FRANKLIN TEMPLETON ETF TR FTSE GERMANY |
| FLGT | FULGENT GENETICS INC COM |
| FLHK | FRANKLIN TEMPLETON ETF TR FTSE HONG KONG |
| FLHY | Franklin Liberty High Yield Corporate ETF |
| FLIA | Franklin Liberty International Aggregate Bond ETF |
| FLIC | FIRST LONG IS CORP COM |
| FLIN | FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA |
| FLIO | FRANKLIN TEMPLETON ETF TR LIBRT INT OPPT |
| FLIR | FLIR SYS INC COM |
| FLIY | FRANKLIN TEMPLETON ETF TR FTSE ITALY ETF |
| FLJH | FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG |
| FLJP | FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF |
| FLKR | FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA |
| FLKS | FLEX PHARMA INC COM |
| FLL | FULL HOUSE RESORTS INC COM |
| FLLV | FRANKLIN TEMPLETON ETF TR LIBERTY US ETF |

| | |
|---|---|
| FLM | FIRST TR EXCHANGE TRADED FD II GLOBAL ENGR ETF |
| FLMB | FRANKLIN TEMPLETON ETF TR LIBERTY MN ETF |
| FLMI | FRANKLIN TEMPLETON ETF TR LIBERTY INTER |
| FLMX | FRANKLIN TEMPLETON ETF TR FTSE MEXICO |
| FLN | FIRST TR EXCH TRD ALPHA FD II LATIN AMER ALP |
| FLNT | FLUENT INC COM |
| FLO | FLOWERS FOODS INC COM |
| FLOT | iShares Floating Rate Bond ETF |
| FLOW | SPX FLOW INC COM |
| FLQD | FRANKLIN TEMPLETON ETF TR LIBERTYQ GBL |
| FLQE | FRANKLIN TEMPLETON ETF TR LIBERTYQ EMERG |
| FLQG | FRANKLIN TEMPLETON ETF TR LIBERTYQ EQUTY |
| FLQH | FRANKLIN TEMPLETON ETF TR LIBERTYQ INTL |
| FLQL | Franklin LibertyQ U.S. Equity ETF |
| FLQM | Franklin LibertyQ U.S. Mid Cap Equity ETF |
| FLQS | Franklin LibertyQ U.S. Small Cap Equity ETF |
| FLR | FLUOR CORP NEW COM |
| FLRN | SPDR SER TR BLOMBERG BRC INV |
| FLRT | ADVISORSHARES TR PAC EN FLTG RT |
| FLRU | FRANKLIN TEMPLETON ETF TR FRANKLIN RUSIA |
| FLS | FLOWSERVE CORP COM |
| FLSW | FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND |
| FLT | FLEETCOR TECHNOLOGIES INC COM |
| FLTB | FIDELITY LTD TRM BD ETF |
| FLTR | VANECK VECTORS ETF TR INVT GRADE FLTG |
| FLTW | FRANKLIN TEMPLETON ETF TR FTSE TAIWAN |
| FLWS | FLWS/1-800 FLOWERS CL A |
| FLXN | FLEXION THERAPEUTICS INC COM |
| FLXS | FLEXSTEEL INDS INC COM |
| FLY | FLY LEASING LTD SPONSORED ADR |
| FM | ISHARES INC MSCI FRNTR100ETF |
| FMAO | FARMER & MERCHANTS BANCORP INC COM |
| FMAT | FIDELITY MSCI MATLS INDEX |
| FMB | FIRST TR EXCHANG TRADED FD III MANAGD MUN ETF |
| FMBH | FIRST MID ILL BANCSHARES INC COM |
| FMBI | FIRST MIDWEST BANCORP DEL COM |
| FMC | F M C CORP COM NEW |
| FMDG | SPINNAKER ETF TR FIELDSTONE MERLN |
| FMF | FIRST TR EXCHANGE TRADED FD V FIRST TR MNGSTR |

| FMHI | FIRST TR EXCH TRADED FD III MUNI HI INCM ETF |
|---|---|
| FMI | FOUNDATION MEDICINE INC COM |
| FMK | FIRST TR EXCNGE TRD ALPHADEX MEGA CAP ALPHA |
| FMN | FEDERATED PREM MUN INC FD COM |
| FMNB | FARMERS NATL BANC CORP COM |
| FMO | FIDUCIARY CLAYMORE MLP OPP FD COM |
| FMS | FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR |
| FMX | FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS |
| FMY | FIRST TRUST MORTGAGE INCM FD COM SHS |
| FN | FABRINET SHS |
| FNB | FNB CORP PA COM |
| FNB-E | F N B CORP FLA DEP SHS 1/40 PFD |
| FNBG | FNB BANCORP CALIF COM |
| FNCB | FNCB BANCORP INC COM |
| FNCF | iShares Edge MSCI Multifactor Financials ETF |
| FNCL | FIDELITY MSCI FINLS IDX |
| FND | FLOOR & DECOR HLDGS INC CL A |
| FNDA | SCHWAB STRATEGIC TR SCHWAB FDT US SC |
| FNDB | SCHWAB STRATEGIC TR SCHWAB FDT US BM |
| FNDC | SCHWAB STRATEGIC TR SCHWB FDT INT SC |
| FNDE | SCHWAB STRATEGIC TR SCHWB FDT EMK LG |
| FNDF | SCHWAB STRATEGIC TR SCHWB FDT INT LG |
| FNDX | SCHWAB STRATEGIC TR SCHWAB FDT US LG |
| FNF | FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM |
| FNG | ADVISORSHARES TR NEW TECH MEDIA |
| FNGD | BANK OF MONTREAL BMO REX INVERS |
| FNGN | FINANCIAL ENGINES INC COM |
| FNGU | BANK OF MONTREAL BMO REX LEVERA |
| FNHC | FEDNAT HLDG CO COM |
| FNI | FIRST TR EXCHANGE TRADED FD CHINDIA ETF |
| FNJN | FINJAN HLDGS INC COM NEW |
| FNK | FIRST TR EXCNGE TRD ALPHADEX MID CAP VAL FD |
| FNKO | FUNKO INC COM CL A |
| FNLC | FIRST BANCORP INC ME COM |
| FNSR | FINISAR CORP COM NEW |
| FNTE | FINTECH ACQUISITION CORP II COM |
| FNTEU | FINTECH ACQUISITION CORP II UNIT 1 COM WT |
| FNTEW | FINTECH ACQUISITION CORP II WT EXP 011922 |
| FNV | FRANCO NEVADA CORP COM |

| | |
|---|---|
| FNWB | FIRST NORTHWEST BANCORP COM |
| FNX | FIRST TR MID CAP CORE ALPHADEX COM SHS |
| FNY | FIRST TR EXCNGE TRD ALPHADEX MID CP GR ALPH |
| FOE | FERRO CORP COM |
| FOF | COHEN & STEERS CLOSED END OPPO COM |
| FOLD | AMICUS THERAPEUTICS INC COM |
| FOMX | FOAMIX PHARMACEUTICALS LTD SHS |
| FONE | FIRST TR EXCHANGE TRADED FD II NASDAQ SMRTPHONE |
| FONR | FONAR CORP COM NEW |
| FOR | FORESTAR GROUP INC COM |
| FORD | FORWARD INDS INC N Y COM NEW |
| FORK | FULING GLOBAL INC SHS |
| FORM | FORMFACTOR INC COM |
| FORR | FORRESTER RESH INC COM |
| FORTY | FORMULA SYS 1985 LTD SPONSORED ADS |
| FOSL | FOSSIL GROUP INC COM |
| FOX | TWENTY FIRST CENTY FOX INC CL B |
| FOXA | TWENTY FIRST CENTY FOX INC CL A |
| FOXF | FOX FACTORY HLDG CORP COM |
| FPA | FIRST TR EXCH TRD ALPHA FD II ASIA EX JAPAN |
| FPAC= | FAR PT ACQUISITION CORP UNIT EX 060125 |
| FPAY | FLEXSHOPPER INC COM NEW |
| FPE | FIRST TR EXCHANGE-TRADED FD PFD SECS INC ETF |
| FPEI | FIRST TR EXCH TRADED FD III INSTL PFD SECS |
| FPF | FIRST TR INTER DUR PFD & IN FD COM |
| FPH | FIVE POINT HOLDINGS LLC COM CL A |
| FPI | FARMLAND PARTNERS INC COM |
| FPI-B | FARMLAND PARTNERS INC 6% PFD SER B |
| FPL | FST TR NEW OPPORT MLP & ENE FD COM |
| FPRX | FIVE PRIME THERAPEUTICS INC COM |
| FPX | FIRST TR EXCHANGE TRADED FD US EQTY OPPT ETF |
| FPXI | FIRST TR EXCHANGE TRADED FD II INTL IPO ETF |
| FQAL | FIDELITY QLTY FCTOR ETF |
| FR | FIRST INDUSTRIAL REALTY TRUST COM |
| FRA | BLACKROCK FLOAT RATE OME STRAT COM |
| FRAC | KEANE GROUP INC COM |
| FRAK | VANECK VECTORS ETF TR UNCVTL OIL GAS |
| FRAN | FRANCESCAS HLDGS CORP COM |
| FRBA | FIRST BANK WILLIAMSTOWN NJ COM |

| | |
|---|---|
| FRBK | REPUBLIC FIRST BANCORP INC COM |
| FRC | FIRST REP BK SAN FRANCISCO CAL COM |
| FRC-D | FIRST REP BK SAN FRANCISCO CAL DEP 1/40 PFD D % |
| FRC-E | FIRST REP BK SAN FRANCISCO CAL DEP 1/40TH PFD E |
| FRC-F | FIRST REP BK SAN FRANCISCO CAL DEP SHS 1/40 P |
| FRC-G | FIRST REP BK SAN FRANCISCO CAL DEP PFD SER G |
| FRC-H | FIRST REP BK SAN FRANCISCO CAL DEP SHS RP PFD H |
| FRC-I | FIRST REP BK SAN FRANCISCO 5.50% NCUM PFD I |
| FRD | FRIEDMAN INDS INC COM |
| FRED | FREDS INC CL A |
| FREL | FIDELITY MSCI RL EST ETF |
| FRGI | FIESTA RESTAURANT GROUP INC COM |
| FRI | FIRST TR S&P REIT INDEX FD COM |
| FRLG | GS FIN CORP MEDIUM TERM NTS |
| FRME | FIRST MERCHANTS CORP COM |
| FRN | INVESCO EXCHNG TRADED FD TR II FRONTIER MKTS |
| FRO | FRONTLINE LTD SHS NEW |
| FRPH | FRP HLDGS INC COM |
| FRPT | FRESHPET INC COM |
| FRSH | PAPA MURPHYS HLDGS INC COM |
| FRSX | FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADS |
| FRT | FEDERAL REALTY INVT TR SH BEN INT NEW |
| FRTA | FORTERRA INC COM |
| FRT-C | FEDERAL REALTY INVT TR 5% CUM PFD C |
| FSAC | FEDERAL STR ACQUISITION CORP CL A |
| FSACU | FEDERAL STR ACQUISITION CORP UNIT EXP 000022 |
| FSACW | FEDERAL STR ACQUISITION CORP WT EXP 072422 |
| FSB | FRANKLIN FINL NETWORK INC COM |
| FSBC | FSB BANCORP INC COM |
| FSBW | FS BANCORP INC COM |
| FSCT | FORESCOUT TECHNOLOGIES INC COM |
| FSD | FIRST TR HIGH INCOME L/S FD COM |
| FSFG | FIRST SAVINGS FINL GROUP INC COM |
| FSI | FLEXIBLE SOLUTIONS INTL INC COM |
| FSIC | FS INVT CORP COM |
| FSLR | FIRST SOLAR INC COM |
| FSM | FORTUNA SILVER MINES INC COM |
| FSNN | FUSION CONNECT INC COM |
| FSP | FRANKLIN STREET PPTYS CORP COM |

| FSS | FEDERAL SIGNAL CORP COM |
|---|---|
| FSTA | FIDELITY CONSMR STAPLES |
| FSTR | FOSTER L B CO COM |
| FSV | FIRSTSERVICE CORP NEW SUB VTG SH |
| FSZ | FIRST TR EXCH TRD ALPHA FD II SWITZLND ALPHA |
| FT | FRANKLIN UNVL TR SH BEN INT |
| FTA | FIRST TR LRG CP VL ALPHADEX FD COM SHS |
| FTAG | FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR |
| FTAI | FORTRESS TRANS INFRST INVS LLC COM REP LTD LIAB |
| FTC | FIRST TR LRG CP GRWTH ALPHADEX COM SHS |
| FTCS | FIRST TR EXCHANGE TRADED FD CAP STRENGTH ETF |
| FTD | FTD COS INC COM |
| FTEC | FIDELITY MSCI INFO TECH I |
| FTEK | FUEL TECH INC COM |
| FTEO | FRONTEO INC SPONSORED ADR |
| FTF | FRANKLIN LTD DURATION INC TR COM |
| FTFT | FUTURE FINTECH GROUP INC COM PAR |
| FTGC | FIRST TR EXCHAN TRADED FD VII FST TR GLB FD |
| FTHI | FIRST TR EXCHANGE TRADED FD VI BUYWRIT INCM ETF |
| FTI | TECHNIPFMC PLC COM |
| FTK | FLOTEK INDS INC DEL COM |
| FTLB | FIRST TR EXCHANGE TRADED FD VI HEDGED BUYWRITE |
| FTLS | FIRST TR EXCH TRADED FD III LNG/SHT EQUITY |
| FTNT | FORTINET INC COM |
| FTNW | FTE NETWORKS INC COM PAR |
| FTR | FRONTIER COMMUNICATIONS CORP COM NEW |
| FTRI | FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF |
| FTRPR | FRONTIER COMMUNICATIONS CORP PFD CONV SER-A |
| FTS | FORTIS INC COM |
| FTSD | FRANKLIN ETF TR LIBERTY SHRT ETF |
| FTSI | FTS INTERNATIONAL INC COM |
| FTSL | FIRST TR EXCHANGE TRADED FD IV SENIOR LN FD |
| FTSM | FIRST TR EXCHANGE TRADED FD IV FIRST TR ENH NEW |
| FTV | FORTIVE CORP COM |
| FTVA | Aptus Fortified Value ETF |
| FTXD | FIRST TR EXCHANGE TRADED FD VI NASDAQ RETAIL |
| FTXG | FIRST TR EXCHANGE TRADED FD VI NASDQ FOD BVRG |
| FTXH | FIRST TR EXCHANGE TRADED FD VI NASDQ PHRMTCLS |
| FTXL | FIRST TR EXCHANGE TRADED FD VI NASDQ SEMCNDTR |

| FTXN | FIRST TR EXCHANGE TRADED FD VI NASDQ OIL GAS |
|---|---|
| FTXO | FIRST TR EXCHANGE TRADED FD VI NASDAQ BK ETF |
| FTXR | FIRST TR EXCHANGE TRADED FD VI NASDAQ TRANSN |
| FUD | UBS AG JERSEY BRH CMCI FOOD ETN |
| FUE | SWEDISH EXPT CR CORP MLCX BIO ETN23 |
| FUL | FULLER H B CO COM |
| FULT | FULTON FINL CORP PA COM |
| FUN | CEDAR FAIR L P DEPOSITRY UNIT |
| FUNC | FIRST UTD CORP COM |
| FUND | SPROTT FOCUS TR INC COM |
| FUSB | FIRST US BANCSHARES INC COM |
| FUT | PROSHARES MANAGED FUTURES STRATEGY ETF |
| FUTY | FIDELITY MSCI UTILS INDEX |
| FUV | ARCIMOTO INC COM |
| FV | FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF |
| FVAL | FIDELITY VLU FACTOR ETF |
| FVC | FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT |
| FVD | FIRST TR VALUE LINE DIVID INDX SHS |
| FVE | FIVE STAR SENIOR LIVING INC COM |
| FVL | FIRST TR VALUE LINE 100 ETF COM SHS |
| FWDB | ADVISORSHARES TR MADRONA GLB BD |
| FWDD | ADVISORSHARES TR MADRONA DOMESTIC |
| FWDI | ADVISORSHARES TR MADRONA INTL ETF |
| FWONA | LIBERTY MEDIA CORP DELAWARE COM SER A FRMLA |
| FWONK | LIBERTY MEDIA CORP DELAWARE COM SER C FRMLA |
| FWP | FORWARD PHARMA A/S SPONSORED ADR |
| FWRD | FORWARD AIR CORP COM |
| FXA | INVESCO CURNCYSHS AUSTRLA DLR AUSTRALIAN DOL |
| FXB | INVESCO CURNCYSHS BRIT PND STR BRIT POUN STRL |
| FXC | INVESCO CURNCYSHS CDN DLR TR CDN DLR SHS |
| FXCH | INVESCO CURNCYSHS CHINESE RENM CHINESE RENMIN |
| FXD | FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE |
| FXE | INVESCO CURRENCYSHARES EURO TR EURO SHS |
| FXF | INVESCO CURNCYSHS SWISS FRANC SWISS FRANC |
| FXG | FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE |
| FXH | FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH |
| FXI | ISHARES TR CHINA LG-CAP ETF |
| FXL | FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX |
| FXN | FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX |

| | |
|---|---|
| FXO | FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX |
| FXP | PROSHARES TR ULTSHT FT CH 50 |
| FXR | FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR |
| FXS | INVESCO CURNCYSHS SWEDSH KRONA SWEDISH KRONA |
| FXSG | INVESCO CURNCYSHS SNGPORE DLR SINGAPORE DLR |
| FXU | FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH |
| FXY | INVESCO CURNCYSHS JAPANESE YEN JAPANESE YEN |
| FXZ | FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH |
| FYC | FIRST TR EXCNGE TRD ALPHADEX SML CP GRW ALP |
| FYLD | Cambria Foreign Shareholder Yield ETF |
| FYT | FIRST TR EXCNGE TRD ALPHADEX SML CAP VAL AL |
| FYX | FIRST TR SML CP CORE ALPHA FD COM SHS |
| G | GENPACT LIMITED SHS |
| GAA | Cambria Global Asset Allocation ETF |
| GAB | GABELLI EQUITY TR INC COM |
| GABC | GERMAN AMERN BANCORP INC COM |
| GAB-D | GABELLI EQUITY TR INC PFD D 5.875% |
| GAB-G | GABELLI EQUITY TR INC PFD-G |
| GAB-H | GABELLI EQUITY TR INC PFD SER H 5.00% |
| GAB-J | GABELLI EQUITY TR INC PFD CUM SER J |
| GAIA | GAIA INC NEW CL A |
| GAIN | GLADSTONE INVT CORP COM |
| GAINM | GLADSTONE INVT CORP PFD SER D |
| GAINN | GLADSTONE INVT CORP PFD SER C |
| GAINO | GLADSTONE INVT CORP CUM PFD SER-B |
| GAL | SSGA ACTIVE ETF TR GLOBL ALLO ETF |
| GALT | GALECTIN THERAPEUTICS INC COM NEW |
| GAM | GENERAL AMERN INVS INC COM |
| GAM-B | GENERAL AMERN INVS INC PFD B 5.95% |
| GAMR | ETF MANAGERS TR VIDEO GAME TECH |
| GARD | Reality Shares DIVCON Dividend Guard ETF |
| GARS | GARRISON CAP INC COM |
| GASL | DIREXION SHS ETF TR DLY NATRL GAS 3X |
| GASS | STEALTHGAS INC SHS |
| GASX | DIREXION SHS ETF TR DAILY NAT GAS RE |
| GATX | GATX CORP COM |
| GAZB | BARCLAYS BK PLC IPATH B BG ETN |
| GBAB | GUGGENHEIM TAXABLE MUN MNGD DU COM |
| GBCI | GLACIER BANCORP INC NEW COM |

| | |
|---|---|
| GBDC | GOLUB CAP BDC INC COM |
| GBF | ISHARES TR GOV/CRED BD ETF |
| GBIL | GOLDMAN SACHS ETF TR TREASURYACCESS |
| GBL | GAMCO INVESTORS INC CL A COM |
| GBLI | GLOBAL INDTY LTD CAYMAN USD CL A SHS |
| GBLIL | GLOBAL INDTY LTD CAYMAN SUB NT 47 |
| GBLIZ | GLOBAL INDTY LTD CAYMAN SUB NT |
| GBNK | GUARANTY BANCORP DEL COM NEW |
| GBR | NEW CONCEPT ENERGY INC COM |
| GBT | GLOBAL BLOOD THERAPEUTICS INC COM |
| GBX | GREENBRIER COS INC COM |
| GCAP | GAIN CAP HLDGS INC COM |
| GCBC | GREENE COUNTY BANCORP INC COM |
| GCC | WISDOMTREE CONTINUOUS COMMODIT SHS BEN INT |
| GCE | GS FIN CORP ETN CLAYMORE37 |
| GCI | GANNETT CO INC COM |
| GCO | GENESCO INC COM |
| GCOW | Pacer Global Cash Cows Dividend ETF |
| GCP | GCP APPLIED TECHNOLOGIES INC COM |
| GCV | GABELLI CONV&INCOM SECS FD INC COM |
| GCV-B | GABELLI CONV&INCOM SECS FD INC PFD SER B |
| GCVRZ | SANOFI CONTGNT VAL RT |
| GD | GENERAL DYNAMICS CORP COM |
| GDDY | GODADDY INC CL A |
| GDEN | GOLDEN ENTMT INC COM |
| GDI | GARDNER DENVER HLDGS INC COM |
| GDL | GDL FUND COM SH BEN IT |
| GDL-C | GDL FUND 4% CUM PFD SER C |
| GDO | WESTERN ASSET GLOBAL CP DEFINE COM |
| GDOT | GREEN DOT CORP CL A |
| GDP | GOODRICH PETE CORP COM PAR |
| GDS | GDS HLDGS LTD SPONSORED ADR |
| GDV | GABELLI DIVD & INCOME TR COM |
| GDV-A | GABELLI DIVD & INCOME TR PFD SER A |
| GDVD | Principal Active Global Dividend Income ETF |
| GDV-D | GABELLI DIVD & INCOME TR PFD SER D |
| GDV-G | GABELLI DIVD & INCOME TR PFD SER G |
| GDX | VANECK VECTORS ETF TR GOLD MINERS ETF |
| GDXJ | VANECK VECTORS ETF TR JR GOLD MINERS E |

| GDXS | PROSHARES TR ULTRASHORT GOLD |
|---|---|
| GDXX | PROSHARES TR ULTRA GLD MNR NW |
| GE | GENERAL ELECTRIC CO COM |
| GEC | GREAT ELM CAP GROUP INC COM NEW |
| GECC | GREAT ELM CAP CORP COM |
| GECCL | GREAT ELM CAP CORP 6.5% NT DUE 2022 |
| GECCM | GREAT ELM CAP CORP 6.75% NT 25 |
| GEF | GREIF INC CL A |
| GEF.B | GREIF INC CL B |
| GEL | GENESIS ENERGY L P UNIT LTD PARTN |
| GEM | GOLDMAN SACHS ETF TR ACTIVEBETA EME |
| GEMP | GEMPHIRE THERAPEUTICS INC COM |
| GEN | GENESIS HEALTHCARE INC CL A COM |
| GENC | GENCOR INDS INC COM |
| GENE | GENETIC TECHNOLOGIES LTD SPONSORED ADR |
| GENY | PRINCIPAL EXCHANGE TRADED FDS PRCPL MIL INDX |
| GEO | GEO GROUP INC NEW COM |
| GEOS | GEOSPACE TECHNOLOGIES CORP COM |
| GER | GOLDMAN SACHS MLP ENERGY RENAI COM |
| GERN | GERON CORP COM |
| GES | GUESS INC COM |
| GEVO | GEVO INC COM PAR |
| GEX | VANECK VECTORS ETF TR GLOBAL ALTER ETF |
| GF | NEW GERMANY FD INC COM |
| GFA | GAFISA S A UNSPONSORED ADR |
| GFED | GUARANTY FED BANCSHARES INC COM |
| GFF | GRIFFON CORP COM |
| GFI | GOLD FIELDS LTD NEW SPONSORED ADR |
| GFN | GENERAL FIN CORP DEL COM |
| GFNCP | GENERAL FIN CORP DEL RED PRP PFD C |
| GFNSL | GENERAL FIN CORP DEL SR NT |
| GFY | WESTERN ASSET VAR RT STRG FD COM |
| GG | GOLDCORP INC NEW COM |
| GGAL | GRUPO FINANCIERO GALICIA S A SP ADR 10 SH B |
| GGB | GERDAU S A SPON ADR REP PFD |
| GGG | GRACO INC COM |
| GGM | GUGGENHEIM CR ALLOCATION FD COM |
| GGN | GAMCO GLOBAL GOLD NAT RES & IN COM SH BEN INT |
| GGN-B | GAMCO GLOBAL GOLD NAT RES & IN PFD SER B 5.00% |

| | |
|---|---|
| GGO | GABELLI GO ANYWHERE TR COM |
| GGO-A | GABELLI GO ANYWHERE TR CUM PUTT PFD A |
| GGP | GGP INC COM |
| GGP-A | GGP INC PFD SER A 6.375% |
| GGT | GABELLI MULTIMEDIA TR INC COM |
| GGT-B | GABELLI MULTIMEDIA TR INC PFD B 6% |
| GGT-E | GABELLI MULTIMEDIA TR INC 5.125% PFD SER E |
| GGZ | GABELLI GLB SML & MD CP VAL TR COM |
| GGZ-A | GABELLI GLB SML & MD CP VAL TR PFD CUM SER A |
| GHC | GRAHAM HLDGS CO COM |
| GHDX | GENOMIC HEALTH INC COM |
| GHG | GREENTREE HOSPITALTY GROUP LTD SPONSORED ADS |
| GHII | INVESCO EXCHNG TRADED FD TR II S&P HIGH INCOM |
| GHL | GREENHILL & CO INC COM |
| GHM | GRAHAM CORP COM |
| GHY | PGIM GLOBAL SHORT DURATION HIG COM |
| GHYB | GOLDMAN SACHS ETF TR ACCESS HIG YLD |
| GHYG | iShares US & Intl High Yield Corp Bond ETF |
| GIB | GROUPE CGI INC CL A SUB VTG |
| GIFI | GULF ISLAND FABRICATION INC COM |
| GIG | GIGCAPITAL INC COM |
| GIG^ | GIGCAPITAL INC RT |
| GIG+ | GIGCAPITAL INC WT EXP 060824 |
| GIG= | GIGCAPITAL INC UNIT EX 030625 |
| GIGB | GOLDMAN SACHS ETF TR ACCESS INVT GR |
| GIGM | GIGAMEDIA LTD SHS NEW |
| GII | SPDR INDEX SHS FDS S&P GBLINF ETF |
| GIII | G-III APPAREL GROUP LTD COM |
| GIL | GILDAN ACTIVEWEAR INC COM |
| GILD | GILEAD SCIENCES INC COM |
| GILT | GILAT SATELLITE NETWORKS LTD SHS NEW |
| GIM | TEMPLETON GLOBAL INCOME FD COM |
| GIS | GENERAL MLS INC COM |
| GJH | STRATS TR UTD STS CELLULAR CP STRATS 6.375 |
| GJO | STRATS TR WAL MART STORES INC STRT CTF 05-4 |
| GJP | STRATS TR FOR DOMINION RES INC STRT CTF 05-6 |
| GJR | STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1 |
| GJS | STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33 |
| GJT | STRATS TR ALLSTATE CORP 06-3 ASSET BKD |

| GJV | STRATS TR NEWS CORP SECS 2006 CTF 7% CL A-1 |
|---|---|
| GKOS | GLAUKOS CORP COM |
| GLAD | GLADSTONE CAPITAL CORP COM |
| GLADN | GLADSTONE CAPITAL CORP 6% PFD 2024 |
| GLBS | GLOBUS MARITIME LIMITED NEW SHS NEW |
| GLBZ | GLEN BURNIE BANCORP COM |
| GLD | SPDR GOLD TRUST GOLD SHS |
| GLDD | GREAT LAKES DREDGE & DOCK CORP COM |
| GLDI | CREDIT SUISSE NASSAU BRH X LINK GOLD SHS |
| GLDW | WORLD GOLD TR SPDR LNG DLR GLD |
| GLF | GULFMARK OFFSHORE INC COM |
| GLF+ | GULFMARK OFFSHORE INC WT EXP 111424 |
| GLIBA | GCI LIBERTY INC COM CLASS A |
| GLIBP | GCI LIBERTY INC CUM PFD SER A |
| GLL | PROSHARES TR II ULTRASHRT NEW |
| GLMD | GALMED PHARMACEUTICALS LTD SHS |
| GLNG | GOLAR LNG LTD BERMUDA SHS |
| GLO | CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT |
| GLOB | GLOBANT S A COM |
| GLOG | GASLOG LTD SHS |
| GLOG-A | GASLOG LTD PFD SHS SER A |
| GLOP | GASLOG PARTNERS LP UNIT LTD PTNRP |
| GLOP-A | GASLOG PARTNERS LP PFD UNIT SER A |
| GLOP-B | GASLOG PARTNERS LP 8.20% PFD UNIT B |
| GLOW | GLOWPOINT INC COM NEW |
| GLP | GLOBAL PARTNERS LP COM UNITS |
| GLPG | GALAPAGOS NV SPON ADR |
| GLPI | GAMING & LEISURE PPTYS INC COM |
| GLQ | CLOUGH GLOBAL EQUITY FD COM |
| GLRE | GREENLIGHT CAPITAL RE LTD CLASS A |
| GLT | GLATFELTER COM |
| GLTR | ETFS PRECIOUS METALS BASKET TR PHYS PM BSKT |
| GLU | GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT |
| GLU-A | GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL |
| GLUU | GLU MOBILE INC COM |
| GLV | CLOUGH GLOBAL DIVND AND INC FD COM |
| GLW | CORNING INC COM |
| GLYC | GLYCOMIMETICS INC COM |
| GM | GENERAL MTRS CO COM |

| | |
|---|---|
| GM+B | GENERAL MTRS CO WT EXP 071019 |
| GME | GAMESTOP CORP NEW CL A |
| GMED | GLOBUS MED INC CL A |
| GMF | SPDR INDEX SHS FDS ASIA PACIF ETF |
| GMFL | INVESCO EXCH TRD SLF IDX FD TR MULT FACT LRG |
| GMLP | GOLAR LNG PARTNERS LP COM UNIT LPI |
| GMLPP | GOLAR LNG PARTNERS LP 8.75% CUM PFD A |
| GMO | GENERAL MOLY INC COM |
| GMOM | CAMBRIA ETF TR GLB MOMENT ETF |
| GMRE | GLOBAL MED REIT INC COM NEW |
| GMRE-A | GLOBAL MED REIT INC 7.50% CUM PFD A |
| GMS | GMS INC COM |
| GMTA | GATX CORP SR NT 2066 |
| GMZ | GOLDMAN SACHS MLP INC OPP FD COM SHS |
| GNBC | GREEN BANCORP INC COM |
| GNC | GNC HLDGS INC COM CL A |
| GNCA | GENOCEA BIOSCIENCES INC COM |
| GNE | GENIE ENERGY LTD CL B |
| GNE-A | GENIE ENERGY LTD PFD-2012-A |
| GNK | GENCO SHIPPING & TRADING LTD SHS |
| GNL | GLOBAL NET LEASE INC COM NEW |
| GNL-A | GLOBAL NET LEASE INC 7.25% CUM PFD A |
| GNMA | ISHARES TR GNMA BOND ETF |
| GNMK | GENMARK DIAGNOSTICS INC COM |
| GNMX | AEVI GENOMIC MEDICINE INC COM |
| GNPX | GENPREX INC COM |
| GNR | SPDR INDEX SHS FDS GLB NAT RESRCE |
| GNRC | GENERAC HLDGS INC COM |
| GNRX | VANECK VECTORS ETF TR GEN DRUGS ETF |
| GNT | GAMCO NAT RES GOLD & INCOME TR SH BEN INT |
| GNT-A | GAMCO NAT RES GOLD & INCOME TR 5.20% PFD SER A |
| GNTX | GENTEX CORP COM |
| GNTY | GUARANTY BANCSHARES INC TEX COM |
| GNUS | GENIUS BRANDS INTL INC COM PAR |
| GNW | GENWORTH FINL INC COM CL A |
| GOAU | ETF SER SOLUTIONS US GBL GLD PRE |
| GOEX | GLOBAL X FDS GLOBAL X GOLD EX |
| GOF | GUGGENHEIM STRATEGIC OPP FD COM SBI |
| GOGL | GOLDEN OCEAN GROUP LTD SHS NEW |

| | |
|---|---|
| GOGO | GOGO INC COM |
| GOL | GOL LINHAS AEREAS INTLG S A SPON ADR PFD NEW |
| GOLD | RANDGOLD RES LTD ADR |
| GOLF | ACUSHNET HOLDINGS CORP COM |
| GOOD | GLADSTONE COML CORP COM |
| GOODM | GLADSTONE COML CORP PFD SER D |
| GOODO | GLADSTONE COML CORP PFD B 7.50% |
| GOODP | GLADSTONE COML CORP PFD SER A |
| GOOG | ALPHABET INC CAP STK CL C |
| GOOGL | ALPHABET INC CAP STK CL A |
| GOOS | CANADA GOOSE HOLDINGS INC SHS SUB VTG |
| GORO | GOLD RESOURCE CORP COM |
| GOV | GOVERNMENT PPTYS INCOME TR COM SHS BEN INT |
| GOVNI | GOVERNMENT PPTYS INCOME TR SR NT 46 |
| GOVT | iShares U.S. Treasury Bond ETF |
| GPAQ | GORDON POINTE ACQUISITION CORP COM CLASS A |
| GPAQU | GORDON POINTE ACQUISITION CORP UNIT EXP 011823 |
| GPAQW | GORDON POINTE ACQUISITION CORP WT EXP 073024 |
| GPC | GENUINE PARTS CO COM |
| GPI | GROUP 1 AUTOMOTIVE INC COM |
| GPIC | GAMING PARTNERS INTL CORP COM |
| GPJA | GEORGIA PWR CO 5% JR SUB NT 77 |
| GPK | GRAPHIC PACKAGING HLDG CO COM |
| GPL | GREAT PANTHER SILVER LTD COM |
| GPM | GUGGENHEIM ENHNCD EQTY INCM FD COM |
| GPMT | GRANITE PT MTG TR INC COM |
| GPN | GLOBAL PMTS INC COM |
| GPOR | GULFPORT ENERGY CORP COM NEW |
| GPP | GREEN PLAINS PARTNERS LP COM REP PTR IN |
| GPRE | GREEN PLAINS INC COM |
| GPRK | GEOPARK LTD USD SHS |
| GPRO | GOPRO INC CL A |
| GPS | GAP INC DEL COM |
| GPT | GRAMERCY PPTY TR COM NEW |
| GPT-A | GRAMERCY PPTY TR 7.125 RED PFD A |
| GPX | GP STRATEGIES CORP COM |
| GQRE | FLEXSHARES TR GLB QLT R/E IDX |
| GRA | GRACE W R & CO DEL NEW COM |
| GRBK | GREEN BRICK PARTNERS INC COM |

| | |
|---|---|
| GRC | GORMAN RUPP CO COM |
| GREK | GLOBAL X FDS MSCI GREECE ETF |
| GRES | INDEXIQ ETF TR IQ GLB RES ETF |
| GRF | EAGLE CAP GROWTH FD INC COM |
| GRFS | GRIFOLS S A SP ADR REP B NVT |
| GRI | ALPS ETF TR C&S GLOBL ETF |
| GRID | FIRST TR EXCH TRADED FD II NASDQ CLN EDGE |
| GRIF | GRIFFIN INL RLTY INC COM |
| GRIN | GRINDROD SHIPPING HOLDINGS LTD SHS |
| GRMN | GARMIN LTD SHS |
| GRMY | Xtrackers Germany Equity ETF |
| GRNB | VANECK VECTORS ETF TR GREEN BD ETF |
| GRNQ | GREENPRO CAP CORP COM |
| GROW | U S GLOBAL INVS INC CL A |
| GRP= | GRANITE REAL ESTATE INVT TR STAPLED UNIT |
| GRPN | GROUPON INC COM |
| GRU | SWEDISH EXPT CR CORP MLCX GRN ETN23 |
| GRUB | GRUBHUB INC COM |
| GRVY | GRAVITY CO LTD SPONSORED ADR NE |
| GRX | GABELLI HLTHCARE & WELLNESS TR SHS |
| GRX-A | GABELLI HLTHCARE & WELLNESS TR PFD SER A |
| GRX-B | GABELLI HLTHCARE & WELLNESS TR PFD SER B 5.875% |
| GS | GOLDMAN SACHS GROUP INC COM |
| GS-A | GOLDMAN SACHS GROUP INC PFD A 1/1000 |
| GSAH= | GS ACQUISITION HLDGS CORP UNIT EX 061223 |
| GSAT | GLOBALSTAR INC COM |
| GSB | GLOBALSCAPE INC COM |
| GS-B | GOLDMAN SACHS GROUP INC PFD 1/1000 B |
| GSBC | GREAT SOUTHN BANCORP INC COM |
| GSBD | GOLDMAN SACHS BDC INC SHS |
| GSC | GOLDMAN SACHS GROUP INC SP ENHCMD37ETN |
| GS-C | GOLDMAN SACHS GROUP INC PFD 1/1000 C |
| GSD | WisdomTree Global SmallCap Dividend Fund |
| GS-D | GOLDMAN SACHS GROUP INC SHS D 1/1000 |
| GSEU | GOLDMAN SACHS ETF TR ACTIVEBETA EUR |
| GSEW | Goldman Sachs Equal Weight U.S. Large Cap Equity ETF |
| GSG | ISHARES S&P GSCI COMMODITY IDX UNIT BEN INT |
| GSH | GUANGSHEN RY LTD SPONSORED ADR |
| GSHD | GOOSEHEAD INS INC COM CL A |

| | |
|---|---|
| GSHT | GORES HLDGS II INC COM CL A |
| GSHTU | GORES HLDGS II INC UNIT 1 COM WT |
| GSHTW | GORES HLDGS II INC WT EXP 011322 |
| GSIE | GOLDMAN SACHS ETF TR ACTIVEBETA INT |
| GSIT | GSI TECHNOLOGY COM |
| GS-J | GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J |
| GSJY | GOLDMAN SACHS ETF TR ACTIVEBETA JAP |
| GSK | GLAXOSMITHKLINE PLC SPONSORED ADR |
| GS-K | GOLDMAN SACHS GROUP INC DEP 1/1000 SER K |
| GSKY | GREENSKY INC CL A |
| GSL | GLOBAL SHIP LEASE INC NEW SHS A |
| GSL-B | GLOBAL SHIP LEASE INC NEW DEP SH SER-B |
| GSLC | GOLDMAN SACHS ETF TR EQUITY ETF |
| GSM | FERROGLOBE PLC SHS |
| GS-N | GOLDMAN SACHS GROUP INC DEP 1/1000 SER N |
| GSP | BARCLAYS BK PLC IPSPGS TTL ETN |
| GSS | GOLDEN STAR RES LTD CDA COM |
| GSSC | GOLDMAN SACHS ETF TR ACTIVEBETA US |
| GST | GASTAR EXPL INC NEW COM |
| GST-A | GASTAR EXPLORATION INC PFD-A 8.625% |
| GST-B | GASTAR EXPLORATION INC PFD SER B % |
| GSUM | GRIDSUM HLDG INC SPONSORED ADR |
| GSV | GOLD STD VENTURES CORP COM |
| GSVC | GSV CAP CORP COM |
| GSY | INVESCO ACTIVELY MANAGD ETF TR ULTRA SHRT DUR |
| GT | GOODYEAR TIRE & RUBR CO COM |
| GTE | GRAN TIERRA ENERGY INC COM |
| GTES | GATES INDUSTRIAL CORPRATIN PLC ORD SHS |
| GTHX | G1 THERAPEUTICS INC COM |
| GTIM | GOOD TIMES RESTAURANTS INC COM PAR $.001NEW |
| GTLS | CHART INDS INC COM PAR $0.01 |
| GTN | GRAY TELEVISION INC COM |
| GTN.A | GRAY TELEVISION INC CL A |
| GTO | INVESCO ACTIVELY MANAGD ETF TR TOTAL RETURN |
| GTS | TRIPLE-S MGMT CORP CL B |
| GTT | GTT COMMUNICATIONS INC COM |
| GTXI | GTX INC DEL COM NEW |
| GTY | GETTY RLTY CORP NEW COM |
| GTYH | GTY TECHNOLOGY HOLDINGS INC CL A |

| GTYHU | GTY TECHNOLOGY HOLDINGS INC UT 1CLA 1/3 WT |
|---|---|
| GTYHW | GTY TECHNOLOGY HOLDINGS INC WT EXP 102521 |
| GUDB | Sage ESG Intermediate Credit ETF |
| GULF | WISDOMTREE TR MID EAST DIVD |
| GUNR | FLEXSHARES TR MORNSTAR UPSTR |
| GURE | GULF RESOURCES INC COM PAR $0.0005 |
| GURU | GLOBAL X FDS GLB X GURU INDEX |
| GUSH | DIREXION SHS ETF TR OIL GAS BL 3X SH |
| GUT | GABELLI UTIL TR COM |
| GUT-A | GABELLI UTIL TR PFD A 5.625% |
| GUT-C | GABELLI UTIL TR PFD CUM SER C |
| GV | GOLDFIELD CORP COM |
| GVA | GRANITE CONSTR INC COM |
| GVAL | CAMBRIA ETF TR GLOBAL VALUE ETF |
| GVI | iShares Intermediate Government/Credit Bond ETF |
| GVIP | GOLDMAN SACHS ETF TR HEDGE IND ETF |
| GVP | GSE SYS INC COM |
| GWB | GREAT WESTN BANCORP INC COM |
| GWGH | GWG HLDGS INC COM |
| GWPH | GW PHARMACEUTICALS PLC ADS |
| GWR | GENESEE & WYO INC CL A |
| GWRE | GUIDEWIRE SOFTWARE INC COM |
| GWRS | GLOBAL WTR RES INC COM |
| GWW | GRAINGER W W INC COM |
| GWX | SPDR INDEX SHS FDS S&P INTL SMLCP |
| GXC | SPDR INDEX SHS FDS S&P CHINA ETF |
| GXF | GLOBAL X FDS FTSE NORDIC REG |
| GXG | GLOBAL X FDS GLBX MSCI COLUM |
| GYB | CABCO SER 2004-101 TR GOLDMAN CTF CALL 6.345 |
| GYC | CABCO SER 2004-102 TR SBC CTF FLT RATE |
| GYLD | ARROW ETF TR ARROW DJ GLB YLD |
| GYRO | GYRODYNE LLC COM |
| GZT | GAZIT GLOBE LTD SHS |
| H | HYATT HOTELS CORP COM CL A |
| HA | HAWAIIAN HOLDINGS INC COM |
| HABT | HABIT RESTAURANTS INC COM CL A |
| HACK | ETF MANAGERS TR PRIME CYBR SCRTY |
| HACV | iShares Edge MSCI Min Vol Global Currency Hedged ETF |
| HACW | ISHARES TR MSCI ACWI ETF |

| | |
|---|---|
| HAE | HAEMONETICS CORP COM |
| HAFC | HANMI FINL CORP COM NEW |
| HAHA | CSOP ETF TR CHINA CSI 300 |
| HAIN | HAIN CELESTIAL GROUP INC COM |
| HAIR | RESTORATION ROBOTICS INC COM |
| HAL | HALLIBURTON CO COM |
| HALL | HALLMARK FINL SVCS INC EC COM NEW |
| HALO | HALOZYME THERAPEUTICS INC COM |
| HAO | INVESCO EXCHNG TRADED FD TR II CHINA SMALL CP |
| HAP | VANECK VECTORS ETF TR NAT RES ETF |
| HAS | HASBRO INC COM |
| HASI | HANNON ARMSTRONG SUST INFR CAP COM |
| HAUD | ISHARES TR MSCI AUSTRALIA |
| HAWX | ISHARES TR MSCI ACWI EXUS |
| HAYN | HAYNES INTERNATIONAL INC COM NEW |
| HBAN | HUNTINGTON BANCSHARES INC COM |
| HBANN | HUNTINGTON BANCSHARES INC DSHS 1/40 PFD |
| HBANO | HUNTINGTON BANCSHARES INC DEP SHS PFD D |
| HBB | HAMILTON BEACH BRANDS HLDG CO COM CL A |
| HBCP | HOME BANCORP INC COM |
| HBI | HANESBRANDS INC COM |
| HBIO | HARVARD BIOSCIENCE INC COM |
| HBK | HAMILTON BANCORP INC MD COM |
| HBM | HUDBAY MINERALS INC COM |
| HBM+ | HUDBAY MINERALS INC WT EXP 072018 |
| HBMD | HOWARD BANCORP INC COM |
| HBNC | HORIZON BANCORP INC COM |
| HBP | HUTTIG BLDG PRODS INC COM |
| HCA | HCA HEALTHCARE INC COM |
| HCAC | HENNESSY CAP ACQUSTON CORP III COM |
| HCAC+ | HENNESSY CAP ACQUSTON CORP III WT EXP 061524 |
| HCAC= | HENNESSY CAP ACQUSTON CORP III UT 1 COM 3/4 WT |
| HCAP | HARVEST CAP CR CORP COM |
| HCAPZ | HARVEST CAP CR CORP 6.125% NT 2022 |
| HCC | WARRIOR MET COAL INC COM |
| HCCI | HERITAGE CRYSTAL CLEAN INC COM |
| HCFT | HUNT COS FIN TR INC COM |
| HCFT-A | HUNT COS FIN TR INC 8.75% RED PFD A |
| HCHC | HC2 HLDGS INC COM |

| | |
|---|---|
| HCI | HCI GROUP INC COM |
| HCKT | HACKETT GROUP INC COM |
| HCLP | HI-CRUSH PARTNERS LP COM UNIT LTD |
| HCM | HUTCHISON CHINA MEDITECH LTD SPONSORED ADR |
| HCOM | HAWAIIAN TELCOM HOLDCO INC COM |
| HCOR | HARTFORD FDS EXCHANGE TRADE TR CORPORATE BD ETF |
| HCP | HCP INC COM |
| HCRF | iShares Edge MSCI Multifactor Healthcare ETF |
| HCSG | HEALTHCARE SVCS GRP INC COM |
| HCXZ | HERCULES CAPITAL INC 5.25% NT 25 |
| HD | HOME DEPOT INC COM |
| HDAW | DBX ETF TR XTRACK MSCI ALL |
| HDB | HDFC BANK LTD ADR REPS 3 SHS |
| HDEF | DBX ETF TR XTRACK MSCI EAFE |
| HDG | PROSHARES TR HD REPLICATION |
| HDGE | ADVISORSHARES TR RANGER EQUITY BE |
| HDLV | UBS AG LONDON BRH 2XLEV US HG DV |
| HDMV | FIRST TR EXCH TRADED FD III HORIZON MNGD ETF |
| HDP | HORTONWORKS INC COM |
| HDS | HD SUPPLY HLDGS INC COM |
| HDSN | HUDSON TECHNOLOGIES INC COM |
| HDV | ISHARES TR CORE HIGH DV ETF |
| HE | HAWAIIAN ELEC INDUSTRIES COM |
| HEAR | TURTLE BEACH CORP COM NEW |
| HEB | HEMISPHERX BIOPHARMA INC COM NEW |
| HEBT | HEBRON TECHNOLOGY CO LTD COM CLASS A |
| HECO | STRATEGY SHS ECOL STRAT ETF |
| HEDJ | WISDOMTREE TR EUROPE HEDGED EQ |
| HEEM | iShares Currency Hedged MSCI Emerging Markets ETF |
| HEES | H & E EQUIPMENT SERVICES INC COM |
| HEFA | iShares Currency Hedged MSCI EAFE ETF |
| HEFV | iShares Edge MSCI Min Vol EAFE Currency Hedged ETF |
| HEI | HEICO CORP NEW COM |
| HEI.A | HEICO CORP NEW CL A |
| HELE | HELEN OF TROY CORP LTD COM |
| HEMV | iShares Edge MSCI Min Vol EM Currency Hedged ETF |
| HEP | HOLLY ENERGY PARTNERS L P COM UT LTD PTN |
| HEQ | JOHN HANCOCK HDG EQ & INC FD COM |
| HES | HESS CORP COM |

| HES-A | HESS CORP DEP PDF SR A |
|---|---|
| HESM | HESS MIDSTREAM PARTNERS LP UNIT LTD PR INT |
| HE-U | HECO CAP TR III QUIPS 6.5% 04 |
| HEUS | iShares Currency Hedged MSCI Europe Small-Cap ETF |
| HEUV | iShares Edge MSCI Min Vol Europe Currency Hedged ETF |
| HEWC | ISHARES TR MSCI CDA ETF |
| HEWG | ISHARES TR CUR HED MSCI GER |
| HEWI | ISHARES TR MSCI ITALY ETF |
| HEWJ | ISHARES TR HDG MSCI JAPAN |
| HEWL | ISHARES TR MSCI SWITZERLD |
| HEWP | ISHARES TR MSCI SPAIN ETF |
| HEWU | ISHARES TR MSCI UN KNGDOM |
| HEWW | ISHARES TR MSCI MEXICO |
| HEWY | ISHARES TR MSCI SO KOREA |
| HEZU | ISHARES TR CUR HD EURZN ETF |
| HF | HFF INC CL A |
| HFBC | HOPFED BANCORP INC COM |
| HFBL | HOME FED BANCORP INC LA NEW COM |
| HFC | HOLLYFRONTIER CORP COM |
| HFRO | HIGHLAND FLOATNG RATE OPPRT II SHS BEN INT |
| HFWA | HERITAGE FINL CORP WASH COM |
| HFXE | INDEXIQ ETF TR HDGD FTSE EURO |
| HFXI | INDEXIQ ETF TR HDGD FTSE INTL |
| HFXJ | INDEXIQ ETF TR HDGD FTSE JAPN |
| HGH | HARTFORD FINL SVCS GROUP INC D DEB FIX/FLT 42 |
| HGI | INVESCO EXCHNG TRADED FD TR II ZACKS INTL MLT |
| HGSD | WisdomTree Global Hedged SmallCap Dividend Fund |
| HGSH | CHINA HGS REAL ESTATE INC COM |
| HGT | HUGOTON RTY TR TEX UNIT BEN INT |
| HGV | HILTON GRAND VACATIONS INC COM |
| HHC | HOWARD HUGHES CORP COM |
| HHS | HARTE-HANKS INC COM |
| HHYX | ISHARES TR CURR HD INTL HI |
| HI | HILLENBRAND INC COM |
| HIBB | HIBBETT SPORTS INC COM |
| HIE | MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN |
| HIFR | INFRAREIT INC COM |
| HIFS | HINGHAM INSTN SVGS MASS COM |
| HIG | HARTFORD FINL SVCS GROUP INC COM |

| | |
|---|---|
| HIG+ | HARTFORD FINL SVCS GROUP INC WT EXP 062619 |
| HIHO | HIGHWAY HLDGS LTD ORD |
| HII | HUNTINGTON INGALLS INDS INC COM |
| HIIQ | HEALTH INS INNOVATIONS INC COM CL A |
| HIL | HILL INTERNATIONAL INC COM |
| HILO | COLUMBIA ETF TR II EM QUALITY ETF |
| HIMX | HIMAX TECHNOLOGIES INC SPONSORED ADR |
| HIO | WESTERN ASSET HIGH INCM OPP FD COM |
| HIPS | GRANITESHARES ETF TR HIPS US HIGH INC |
| HIVE | AEROHIVE NETWORKS INC COM |
| HIW | HIGHWOODS PPTYS INC COM |
| HIX | WESTERN ASSET HIGH INCM FD II COM |
| HJLI | HANCOCK JAFFE LABORATORIES INC COM |
| HJLIW | HANCOCK JAFFE LABORATORIES INC WT EXP 053023 |
| HJPX | ISHARES TR JPX NIKKEI 400 |
| HJV | SATURNS TR NO 2007-1 NT CL A 7% |
| HK | HALCON RES CORP COM PAR NEW |
| HK+ | HALCON RES CORP WT EXP 090920 |
| HL | HECLA MNG CO COM |
| HL-B | HECLA MNG CO PFD CV SER B |
| HLF | HERBALIFE NUTRITION LTD COM SHS |
| HLG | HAILIANG ED GROUP INC SPONSORED ADR |
| HLI | HOULIHAN LOKEY INC CL A |
| HLIT | HARMONIC INC COM |
| HLM- | HILLMAN GROUP CAP TR PFD TR 11.6% |
| HLNE | HAMILTON LANE INC CL A |
| HLT | HILTON WORLDWIDE HLDGS INC COM |
| HLTH | NOBILIS HEALTH CORP COM |
| HLX | HELIX ENERGY SOLUTIONS GRP INC COM |
| HMC | HONDA MOTOR LTD AMERN SHS |
| HMG | HMG COURTLAND PPTYS INC COM |
| HMHC | HOUGHTON MIFFLIN HARCOURT CO COM |
| HMI | HUAMI CORP SPONSORED ADS |
| HMLP | HOEGH LNG PARTNERS LP COM UNIT LTD |
| HMLP-A | HOEGH LNG PARTNERS LP 8.75% CUM PFD A |
| HMN | HORACE MANN EDUCATORS CORP NEW COM |
| HMNF | HMN FINL INC COM |
| HMNY | HELIOS & MATHESON ANALYTICS IN COM NEW |
| HMOP | HARTFORD FDS EXCHANGE TRADE TR MUN OPORTUNITE |

| HMST | HOMESTREET INC COM |
|---|---|
| HMSY | HMS HLDGS CORP COM |
| HMTA | HOMETOWN BANKSHARES CORP COM |
| HMTV | HEMISPHERE MEDIA GROUP INC CL A |
| HMY | HARMONY GOLD MNG LTD SPONSORED ADR |
| HNDL | STRATEGY SHS NS 7HANDL IDX |
| HNI | HNI CORP COM |
| HNNA | HENNESSY ADVISORS INC COM |
| HNP | HUANENG PWR INTL INC SPON ADR H SHS |
| HNRG | HALLADOR ENERGY COMPANY COM |
| HNW | PIONEER DIV HIGH INCOME TRUST COM |
| HOFT | HOOKER FURNITURE CORP COM |
| HOG | HARLEY DAVIDSON INC COM |
| HOLD | ADVISORSHARES TR SAGE CORE ETF |
| HOLI | HOLLYSYS AUTOMATION TECHNOLOGI SHS |
| HOLX | HOLOGIC INC COM |
| HOMB | HOME BANCSHARES INC COM |
| HOME | AT HOME GROUP INC COM |
| HOML | UBS AG LONDON BRANCH MNT REST 2X LV |
| HON | HONEYWELL INTL INC COM |
| HONE | HARBORONE BANCORP INC COM |
| HONR | EXCHANGE LISTED FDS TR INSIGHTSHARES |
| HOPE | HOPE BANCORP INC COM |
| HOS | HORNBECK OFFSHORE SVCS INC NEW COM |
| HOV | HOVNANIAN ENTERPRISES INC CL A |
| HOVNP | HOVNANIAN ENTERPRISES INC PFD DEP1/1000A |
| HP | HELMERICH & PAYNE INC COM |
| HPE | HEWLETT PACKARD ENTERPRISE CO COM |
| HPF | HANCOCK JOHN PFD INCOME FD II COM |
| HPI | HANCOCK JOHN PFD INCOME FD SH BEN INT |
| HPJ | HIGHPOWER INTL INC COM |
| HPP | HUDSON PAC PPTYS INC COM |
| HPQ | HP INC COM |
| HPR | HIGHPOINT RES CORP COM |
| HPS | HANCOCK JOHN PFD INCOME FD III COM |
| HPT | HOSPITALITY PPTYS TR COM SH BEN INT |
| HQBD | HARTFORD FDS EXCHANGE TRADE TR QUALITY BD ETF |
| HQCL | HANWHA Q CELL CO LTD SPONSORED ADR NE |
| HQH | TEKLA HEALTHCARE INVS SH BEN INT |

| HQL | TEKLA LIFE SCIENCES INVS SH BEN INT |
|---|---|
| HQY | HEALTHEQUITY INC COM |
| HR | HEALTHCARE RLTY TR COM |
| HRB | BLOCK H & R INC COM |
| HRC | HILL ROM HLDGS INC COM |
| HRG | HRG GROUP INC COM |
| HRI | HERC HLDGS INC COM |
| HRL | HORMEL FOODS CORP COM |
| HRS | HARRIS CORP DEL COM |
| HRTG | HERITAGE INS HLDGS INC COM |
| HRTX | HERON THERAPEUTICS INC COM |
| HRZN | HORIZON TECHNOLOGY FIN CORP COM |
| HSBC | HSBC HLDGS PLC SPON ADR NEW |
| HSBC-A | HSBC HLDGS PLC ADR A 1/40PF A |
| HSC | HARSCO CORP COM |
| HSCZ | ISHARES TR MSCI EAFE SMCP |
| HSDT | HELIUS MED TECHNOLOGIES INC COM CL A |
| HSGX | HISTOGENICS CORP COM |
| HSIC | SCHEIN HENRY INC COM |
| HSII | HEIDRICK & STRUGGLES INTL INC COM |
| HSKA | HESKA CORP COM RESTRC NEW |
| HSON | HUDSON GLOBAL INC COM |
| HSPX | HORIZONS ETF TR I HRZNS S&P500 COV |
| HSRT | Hartford Short Duration ETF |
| HST | HOST HOTELS & RESORTS INC COM |
| HSTM | HEALTHSTREAM INC COM |
| HSY | HERSHEY CO COM |
| HT | HERSHA HOSPITALITY TR PR SHS BEN INT |
| HTA | HEALTHCARE TR AMER INC CL A NEW |
| HTAB | HARTFORD FDS EXCHANGE TRADE TR SCHRDRS TAX BD |
| HTBI | HOMETRUST BANCSHARES INC COM |
| HTBK | HERITAGE COMMERCE CORP COM |
| HTBX | HEAT BIOLOGICS INC COM NEW |
| HT-C | HERSHA HOSPITALITY TR PFD SER C 6.875% |
| HTD | HANCOCK JOHN TAX-ADV DIV INCM COM |
| HT-D | HERSHA HOSPITALITY TR RED PFD SER D |
| HT-E | HERSHA HOSPITALITY TR PFD CUM RED E |
| HTFA | HORIZON TECHNOLOGY FIN CORP 6.25% NT 22 |
| HTGC | HERCULES CAPITAL INC COM |

| HTGM | HTG MOLECULAR DIAGNOSTICS INC COM |
|---|---|
| HTGX | HERCULES CAPITAL INC 6.25 SR NTS 24 |
| HTH | HILLTOP HOLDINGS INC COM |
| HTHT | HUAZHU GROUP LTD SPONSORED ADS |
| HTLD | HEARTLAND EXPRESS INC COM |
| HTLF | HEARTLAND FINL USA INC COM |
| HTRB | HARTFORD FDS EXCHANGE TRADE TR TOTAL RTRN ETF |
| HTUS | EXCHANGE TRADED CONCEPTS TR HULL TACTIC US |
| HTY | HANCOCK JOHN INV TRUST TAX ADV GLB SH |
| HTZ | HERTZ GLOBAL HLDGS INC COM |
| HUBB | HUBBELL INC COM |
| HUBG | HUB GROUP INC CL A |
| HUBS | HUBSPOT INC COM |
| HUD | HUDSON LTD COM CL A |
| HUM | HUMANA INC COM |
| HUN | HUNTSMAN CORP COM |
| HUNT | HUNTER MARITIME ACQUISITION CO CL A |
| HUNTU | HUNTER MARITIME ACQUISITION CO UT 1CL A 1/2WT |
| HUNTW | HUNTER MARITIME ACQUISITION CO WT EXP 111721 |
| HURC | HURCO COMPANIES INC COM |
| HURN | HURON CONSULTING GROUP INC COM |
| HUSA | HOUSTON AMERN ENERGY CORP COM |
| HUSE | STRATEGY SHS US MKT ROT STRAT |
| HUSV | FIRST TR EXCH TRADED FD III HORIZON DMST ETF |
| HUYA | HUYA INC ADS REP SHS A |
| HVBC | HV BANCORP INC COM |
| HVT | HAVERTY FURNITURE INC COM |
| HVT.A | HAVERTY FURNITURE INC CL A |
| HWBK | HAWTHORN BANCSHARES INC COM |
| HWC | HANCOCK WHITNEY CORPORATION COM |
| HWCC | HOUSTON WIRE & CABLE CO COM |
| HWCPL | HANCOCK WHITNEY CORPORATION 5.95% SUB NT 45 |
| HWKN | HAWKINS INC COM |
| HX | HEXINDAI INC ADR |
| HXL | HEXCEL CORP NEW COM |
| HY | HYSTER YALE MATLS HANDLING INC CL A |
| HYAC | HAYMAKER ACQUISITION CORP COM CLASS A |
| HYACU | HAYMAKER ACQUISITION CORP UNIT EX 101922 |
| HYACW | HAYMAKER ACQUISITION CORP WT EXP 102724 |

| | |
|---|---|
| HYB | NEW AMER HIGH INCOME FD INC COM NEW |
| HYD | VANECK VECTORS ETF TR HIGH YLD MUN ETF |
| HYDB | iShares Edge High Yield Defensive Bond ETF |
| HYDD | DIREXION SHS ETF TR DAILY HIGH YLD |
| HYDW | DBX ETF TR XTRACKERS LOW |
| HYEM | VANECK VECTORS ETF TR EMERGING MKTS HI |
| HYG | ISHARES TR IBOXX HI YD ETF |
| HYGH | ISHARES US ETF TR IT RT HDG HGYL |
| HYGS | HYDROGENICS CORP NEW COM NEW |
| HYH | HALYARD HEALTH INC COM |
| HYHG | ProShares High Yield-Interest Rate Hedged ETF |
| HYI | WESTERN ASSET HGH YLD DFNDFD COM |
| HYIH | Xtrackers High Yield Corporate Bond - Interest Rate Hedged ETF |
| HYLB | DBX ETF TR XTRACK USD HIGH |
| HYLD | ADVISORSHARES TR PERITUS HG YLD |
| HYLS | FIRST TR EXCHANGE TRADED FD IV FIRST TR TA HIYL |
| HYLV | INDEXIQ ETF TR IQ S&P HGH YLD |
| HYMB | SPDR SERIES TRUST NUV HGHYLD MUN |
| HYND | WISDOMTREE TR NEGT DUR HIG YLD |
| HYS | PIMCO ETF TR 0-5 HIGH YIELD |
| HYT | BLACKROCK CORPOR HI YLD FD INC COM |
| HYUP | DBX ETF TR XTRACKERS HIGH |
| HYXE | ISHARES TR IBOXX HIG YLD EX |
| HYXU | iShares International High Yield Bond ETF |
| HYZD | WISDOMTREE TR HEDGED HI YLD BD |
| HZN | HORIZON GLOBAL CORP COM |
| HZNP | HORIZON PHARMA PLC SHS |
| HZO | MARINEMAX INC COM |
| I | INTELSAT S A COM |
| IAC | IAC INTERACTIVECORP COM |
| IAE | VOYA ASIA PAC DIVID EQUITY IN COM |
| IAF | ABERDEEN AUSTRALIA EQTY FD INC COM |
| IAG | IAMGOLD CORP COM |
| IAGG | iShares Core International Aggregate Bond Fund |
| IAI | ISHARES TR US BR DEL SE ETF |
| IAK | ISHARES TR U.S. INSRNCE ETF |
| IAM | I AM CAP ACQUISITION CO COM |
| IAMXR | I AM CAP ACQUISITION CO RT |
| IAMXW | I AM CAP ACQUISITION CO WT EXP 052224 |

| | |
|---|---|
| IART | INTEGRA LIFESCIENCES HLDGS CP COM NEW |
| IAT | ISHARES TR US REGNL BKS ETF |
| IAU | ISHARES GOLD TRUST ISHARES |
| IAUF | iShares Gold Strategy ETF |
| IBA | INDUSTRIAS BACHOCO S A B DE CV SPON ADR B |
| IBB | ISHARES TR NASDAQ BIOTECH |
| IBCD | ISHARES TR IBNDS MAR20 ETF |
| IBCE | ISHARES TR IBNDS MAR23 ETF |
| IBCP | INDEPENDENT BANK CORP MICH COM NEW |
| IBD | NORTHERN LTS FD TR IV INSPIRE CORP |
| IBDC | ISHARES TR IBONDS MAR20 ETF |
| IBDD | ISHARES TR IBONDS MAR23 ETF |
| IBDH | ISHARES TR IBONDS DEC18 ETF |
| IBDK | ISHARES TR IBONDS DEC19 ETF |
| IBDL | ISHARES TR IBONDS DEC20 ETF |
| IBDM | ISHARES TR IBONDS DEC21 ETF |
| IBDN | ISHARES TR IBONDS DEC22 ETF |
| IBDO | ISHARES TR IBONDS DEC23 ETF |
| IBDP | ISHARES TR IBONDS DEC24 ETF |
| IBDQ | ISHARES TR IBONDS DEC25 ETF |
| IBDR | ISHARES TR IBONDS DEC2026 |
| IBDS | ISHARES TR IBONDS ETF |
| IBIO | IBIO INC COM NEW |
| IBKC | IBERIABANK CORP COM |
| IBKCO | IBERIABANK CORP DSHS 1/400 PFD |
| IBKCP | IBERIABANK CORP SHS PFD SR B% |
| IBKR | INTERACTIVE BROKERS GROUP INC COM |
| IBM | INTERNATIONAL BUSINESS MACHS COM |
| IBMG | ISHARES TR IBONDS SEP18 ETF |
| IBMH | ISHARES TR IBONDS SEP19 ETF |
| IBMI | ISHARES TR IBONDS SEP20 ETF |
| IBMJ | ISHARES TR IBONDS DEC21 ETF |
| IBMK | ISHARES TR IBONDS DEC22 ETF |
| IBML | iShares iBonds Dec 2023 Term Muni Bond ETF |
| IBMM | iShares iBonds Dec 2024 Term Muni Bond ETF |
| IBN | ICICI BK LTD ADR |
| IBND | SPDR SERIES TRUST BLOMBRG BRC INTL |
| IBOC | INTERNATIONAL BANCSHARES CORP COM |
| IBP | INSTALLED BLDG PRODS INC COM |

| IBTX | INDEPENDENT BK GROUP INC COM |
|---|---|
| IBUY | AMPLIFY ETF TR ONLIN RETL ETF |
| ICAD | ICAD INC COM NEW |
| ICAN | ETF SER SOLUTIONS SERENITYSHS IM |
| ICBK | COUNTY BANCORP INC COM |
| ICCC | IMMUCELL CORP COM PAR |
| ICCH | ICC HLDGS INC COM |
| ICD | INDEPENDENCE CONTRACT DRIL INC COM |
| ICE | INTERCONTINENTAL EXCHANGE INC COM |
| ICF | iShares Cohen & Steers REIT ETF |
| ICFI | ICF INTL INC COM |
| ICHR | ICHOR HOLDINGS SHS |
| ICL | ISRAEL CHEMICALS LTD SHS |
| ICLK | ICLICK INTRACTVE ASIA GRP LTD SPONSORED ADR |
| ICLN | ISHARES TR GL CLEAN ENE ETF |
| ICLR | ICON PLC SHS |
| ICOL | ISHARES INC MSCI COLMBIA ETF |
| ICON | ICONIX BRAND GROUP INC COM |
| ICOW | Pacer Developed Markets International Cash Cows 100 ETF |
| ICPT | INTERCEPT PHARMACEUTICALS INC COM |
| ICSH | iShares Ultra Short-Term Bond ETF |
| ICUI | ICU MED INC COM |
| ICVT | iShares Convertible Bond ETF |
| IDA | IDACORP INC COM |
| IDCC | INTERDIGITAL INC COM |
| IDE | VOYA INFRASTRUCTURE INDLS & MT COM |
| IDEV | ISHARES TR CORE MSCI INTL |
| IDHD | Invesco S&P International Developed High Dividend Low Volatility ETF |
| IDHQ | INVESCO EXCHNG TRADED FD TR II S&P INTL QULTY |
| IDIV | METAURUS EQUITY COMPONENT TR US EQT CUM 2027 |
| IDLB | INVESCO EXCHNG TRADED FD TR II FTSE INTL LOW |
| IDLV | INVESCO EXCHNG TRADED FD TR II S&P INTL LOW |
| IDMO | INVESCO EXCHNG TRADED FD TR II S&P INTL MOMNT |
| IDN | INTELLICHECK INC COM NEW |
| IDOG | ALPS ETF TR INTL SEC DV DOG |
| IDRA | IDERA PHARMACEUTICALS INC COM NEW |
| IDSA | INDUSTRIAL SVCS AMER INC FLA COM |
| IDSY | I D SYSTEMS INC COM |
| IDT | IDT CORP CL B NEW |

| | |
|---|---|
| IDTI | INTEGRATED DEVICE TECHNOLOGY COM |
| IDU | ISHARES TR U.S. UTILITS ETF |
| IDV | iShares International Select Dividend ETF |
| IDX | VANECK VECTORS ETF TR INDONESIA INDEX |
| IDXG | INTERPACE DIAGNOSTICS GROUP IN COM NEW |
| IDXX | IDEXX LABS INC COM |
| IEA | INFRA AND ENERGY ALTRNTIVE INC COM |
| IEAWW | INFRA AND ENERGY ALTRNTIVE INC WT EXP 052021 |
| IEC | IEC ELECTRS CORP NEW COM |
| IECS | iShares Evolved U.S. Consumer Staples ETF |
| IEDI | iShares Evolved U.S. Discretionary Spending ETF |
| IEF | ISHARES TR BARCLAYS 7 10 YR |
| IEFA | iShares Core MSCI EAFE ETF |
| IEFN | iShares Evolved U.S. Financials ETF |
| IEHS | iShares Evolved U.S. Healthcare Staples ETF |
| IEI | ISHARES TR 3 7 YR TREAS BD |
| IEIH | iShares Evolved U.S. Innovative Healthcare ETF |
| IEME | iShares Evolved U.S. Media and Entertainment ETF |
| IEMG | ISHARES INC CORE MSCI EMKT |
| IEO | iShares U.S. Oil & Gas Exploration & Production ETF |
| IEP | ICAHN ENTERPRISES LP DEPOSITARY UNIT |
| IESC | IES HLDGS INC COM |
| IETC | iShares Evolved U.S. Technology ETF |
| IEUR | ISHARES TR CORE MSCI EURO |
| IEUS | ISHARES TR DEVSMCP EXNA ETF |
| IEV | ISHARES TR EUROPE ETF |
| IEX | IDEX CORP COM |
| IEZ | ISHARES TR US OIL EQ&SV ETF |
| IFEU | ISHARES TR EUR DEV RE ETF |
| IFF | INTERNATIONAL FLAVORS&FRAGRANC COM |
| IFGL | ISHARES TR INTL DEV RE ETF |
| IFIX | Xtrackers Barclays International Corporate Bond Hedged ETF |
| IFLY | ETF MANAGERS TR DRONE ECONMY STG |
| IFMK | IFRESH INC COM |
| IFN | INDIA FD INC COM |
| IFON | COOL HLDGS INC COM |
| IFRA | iShares U.S. Infrastructure ETF |
| IFRX | INFLARX NV COM |
| IFV | FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT |

| IG | PRINCIPAL EXCHANGE TRADED FDS PRNC INVT GRAD |
|---|---|
| IGA | VOYA GLBL ADV & PREM OPP FD COM |
| IGC | INDIA GLOBALIZATION CAP INC COM NEW |
| IGD | VOYA GLBL EQTY DIV & PREM OPP COM |
| IGE | iShares North American Natural Resources ETF |
| IGEB | iShares Edge Investment Grade Enhanced Bond ETF |
| IGEM | VANECK VECTORS ETF TR EM INVT GRD PL |
| IGF | ISHARES TR GLB INFRASTR ETF |
| IGHG | ProShares Investment Grade-Interest Rate Hedged |
| IGI | WESTERN ASSET INVT GRADE DEFIN COM |
| IGIH | Xtrackers Investment Grade Bond - Interest Rate Hedged ETF |
| IGLD | INTERNET GOLD-GOLDEN LINES LTD ORD |
| IGM | ISHARES TR N AMER TECH ETF |
| IGN | ISHARES TR NA TEC MULTM ETF |
| IGOV | ISHARES TR INTL TREA BD ETF |
| IGR | CBRE CLARION GLOBAL REAL ESTAT COM |
| IGRO | iShares International Dividend Growth ETF |
| IGT | INTERNATIONAL GAME TECHNOLOGY SHS USD |
| IGV | iShares North American Tech-Software ETF |
| IGVT | Xtrackers Barclays International Treasury Bond Hedged ETF |
| IHC | INDEPENDENCE HLDG CO NEW COM NEW |
| IHD | VOYA EMERGING MKTS HIGH DIVID COM |
| IHDG | WISDOMTREE TR ITL HDG QTLY DIV |
| IHE | ISHARES TR U.S. PHARMA ETF |
| IHF | ISHARES TR US HLTHCR PR ETF |
| IHG | INTERCONTINENTAL HOTELS GROUP SPONSORED ADR |
| IHI | ISHARES TR U.S. MED DVC ETF |
| IHIT | INVESCO HIGH INCOME 2023 TARGE COM |
| IHT | INNSUITES HOSPITALITY TR SH BEN INT |
| IHTA | INVESCO HIGH INCOME 2024 TARGE COM |
| IHY | VANECK VECTORS ETF TR INTL HIGH YIELD |
| IID | VOYA INTL HIGH DIVID EQTY INC COM |
| IIF | MORGAN STANLEY INDIA INVS FD COM |
| III | INFORMATION SERVICES GROUP INC COM |
| IIIN | INSTEEL INDUSTRIES INC COM |
| IIIV | I3 VERTICALS INC COM CL A |
| IIJI | INTERNET INITIATIVE JAPAN INC SPONSORED ADR |
| IIM | INVESCO VALUE MUN INCOME TR COM |
| IIN | INTRICON CORP COM |

| IIPR | INNOVATIVE INDL PPTYS INC COM |
|---|---|
| IIPR-A | INNOVATIVE INDL PPTYS INC 9% CUM PFD SER A |
| IIVI | II VI INC COM |
| IJH | ISHARES TR CORE S&P MCP ETF |
| IJJ | ISHARES TR S&P MC 400VL ETF |
| IJK | ISHARES TR S&P MC 400GR ETF |
| IJR | ISHARES TR CORE S&P SCP ETF |
| IJS | ISHARES TR SP SMCP600VL ETF |
| IJT | ISHARES TR S&P SML 600 GWT |
| IKNX | IKONICS CORP COM |
| ILF | ISHARES TR LATN AMER 40 ETF |
| ILG | ILG INC COM |
| ILMN | ILLUMINA INC COM |
| ILPT | INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT |
| ILTB | ISHARES TR CORE LT USDB ETF |
| IMAX | IMAX CORP COM |
| IMDZ | IMMUNE DESIGN CORP COM |
| IMGN | IMMUNOGEN INC COM |
| IMH | IMPAC MTG HLDGS INC COM NEW |
| IMI | INTERMOLECULAR INC COM |
| IMKTA | INGLES MKTS INC CL A |
| IMLP | BARCLAYS BK PLC IPATH S&P MLP |
| IMMP | IMMUTEP LTD SPONSORED ADR |
| IMMR | IMMERSION CORP COM |
| IMMU | IMMUNOMEDICS INC COM |
| IMMY | IMPRIMIS PHARMACEUTICALS INC COM NEW |
| IMNP | IMMUNE PHARMACEUTICALS INC COM NEW |
| IMO | IMPERIAL OIL LTD COM NEW |
| IMOM | Alpha Architect International Quantitative Momentum ETF |
| IMOS | CHIPMOS TECHNOLOGIES INC SPONSORED ADR |
| IMPV | IMPERVA INC COM |
| IMRN | IMMURON LTD SPONSORED ADR |
| IMRNW | IMMURON LTD WT EXP 051222 |
| IMTB | ISHARES TR CR 5 10 YR ETF |
| IMTE | INTEGRATED MEDIA TECHNLOGY LTD SHS |
| IMTM | ISHARES TR INTL MOMENTUM FT |
| IMUC | IMMUNOCELLULAR THERAPEUTICS COM NEW |
| IMUC+ | IMMUNOCELLULAR THERAPEUTICS WT EXP 081221 |
| IMV | IMV INC COM |

| | |
|---|---|
| INAP | INTERNAP CORP COM PAR |
| INB | COHEN & STEERS GLOBAL INC BLDR COM |
| INBK | FIRST INTERNET BANCORP COM |
| INBKL | FIRST INTERNET BANCORP SB NT FXD FLG MA |
| INCO | COLUMBIA ETF TR II INDIA CONSMR ETF |
| INCY | INCYTE CORP COM |
| INDA | iShares MSCI India ETF |
| INDB | INDEPENDENT BANK CORP MASS COM |
| INDF | iShares Edge MSCI Multifactor Industrials ETF |
| INDL | DIREXION SHS ETF TR DAILY IND BUL 3X |
| INDS | PACER FDS TR BNCHMRK INDSTR |
| INDU | INDUSTREA ACQUISITION CORP CL A |
| INDUU | INDUSTREA ACQUISITION CORP UNIT EXP 072124 |
| INDUW | INDUSTREA ACQUISITION CORP WT EXP 080124 |
| INDY | ISHARES TR INDIA 50 ETF |
| INF | BROOKFIELD GLOBL LISTED INFRAS COM SHS |
| INFI | INFINITY PHARMACEUTICALS INC COM |
| INFN | INFINERA CORPORATION COM |
| INFO | IHS MARKIT LTD SHS |
| INFR | LEGG MASON ETF INVESTMENT TR GLOBAL INFSTRU |
| INFU | INFUSYSTEM HLDGS INC COM |
| INFY | INFOSYS LTD SPONSORED ADR |
| ING | ING GROEP N V SPONSORED ADR |
| INGN | INOGEN INC COM |
| INGR | INGREDION INC COM |
| INKM | SSGA ACTIVE ETF TR INCOM ALLO ETF |
| INN | SUMMIT HOTEL PPTYS INC COM |
| INN-D | SUMMIT HOTEL PPTYS INC RED PFD SER D |
| INN-E | SUMMIT HOTEL PPTYS INC 6.250% CUM PFD E |
| INNT | INNOVATE BIOPHARMACEUTICLS INC COM PAR |
| INO | INOVIO PHARMACEUTICALS INC COM NEW |
| INOD | INNODATA INC COM NEW |
| INOV | INOVALON HLDGS INC COM CL A |
| INPX | INPIXON COM NEW |
| INR | MORGAN STANLEY RUPEE/USD ETN |
| INS | INTELLIGENT SYS CORP NEW COM |
| INSE | INSPIRED ENTMT INC COM |
| INSG | INSEEGO CORP COM |
| INSI | INSIGHT SELECT INCOME FD COM |

| | |
|---|---|
| INSM | INSMED INC COM PAR $.01 |
| INSP | INSPIRE MED SYS INC COM |
| INST | INSTRUCTURE INC COM |
| INSW | INTERNATIONAL SEAWAYS INC COM |
| INSW-A | INTERNATIONAL SEAWAYS INC 8.50% SN NT 23 |
| INSY | INSYS THERAPEUTICS INC NEW COM NEW |
| INT | WORLD FUEL SVCS CORP COM |
| INTC | INTEL CORP COM |
| INTF | ISHARES TR MULTIFACTOR INTL |
| INTG | INTERGROUP CORP COM |
| INTL | INTL FCSTONE INC COM |
| INTT | INTEST CORP COM |
| INTU | INTUIT COM |
| INTX | INTERSECTIONS INC COM |
| INUV | INUVO INC COM NEW |
| INVA | INNOVIVA INC COM |
| INVE | IDENTIV INC COM NEW |
| INVH | INVITATION HOMES INC COM |
| INWK | INNERWORKINGS INC COM |
| INXN | INTERXION HOLDING N.V SHS |
| INXX | COLUMBIA ETF TR II INDIA INFRSR ETF |
| IO | ION GEOPHYSICAL CORP COM NEW |
| IONS | IONIS PHARMACEUTICALS INC COM |
| IOO | ISHARES TR GLOBAL 100 ETF |
| IOR | INCOME OPPORTUNITY RLTY INVS COM |
| IOSP | INNOSPEC INC COM |
| IOTS | ADESTO TECHNOLOGIES CORP COM |
| IOVA | IOVANCE BIOTHERAPEUTICS INC COM |
| IP | INTL PAPER CO COM |
| IPAC | ISHARES TR CORE MSCI PAC |
| IPAR | INTER PARFUMS INC COM |
| IPAS | IPASS INC COM |
| IPAY | ETF MANAGERS TR PRIME MOBILE PAY |
| IPB | INDEXPLUS TR SER 03-1 TR |
| IPCC | INFINITY PPTY & CAS CORP COM |
| IPCI | INTELLIPHARMACEUTICS INTL INC COM |
| IPDN | PROFESSIONAL DIVERSITY NET INC COM NEW |
| IPE | SPDR SERIES TRUST BLOMBRG BRC TIPS |
| IPFF | iShares International Preferred Stock ETF |

| | |
|---|---|
| IPG | INTERPUBLIC GROUP COS INC COM |
| IPGP | IPG PHOTONICS CORP COM |
| IPHI | INPHI CORP COM |
| IPHS | INNOPHOS HOLDINGS INC COM |
| IPI | INTREPID POTASH INC COM |
| IPIC | IPIC ENTMT INC COM CL A |
| IPKW | INVESCO EXCHNG TRADED FD TR II INTL BUYBACK |
| IPL-D | INTERSTATE PWR & LT CO PERP PFD SER D |
| IPO | RENAISSANCE CAP GREENWICH FDS IPO ETF |
| IPOA | SOCIAL CAP HEDOSOPHIA HLDGS CO CL A |
| IPOA+ | SOCIAL CAP HEDOSOPHIA HLDGS CO WT EXP 091422 |
| IPOA= | SOCIAL CAP HEDOSOPHIA HLDGS CO UNIT EX |
| IPOS | RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF |
| IPWR | IDEAL PWR INC COM |
| IQ | IQIYI INC SPONSORED ADS |
| IQDE | FLEXSHARES TR INTL QLTDV DEF |
| IQDF | FLEXSHARES TR INTL QLTDV IDX |
| IQDG | WisdomTree International Quality Dividend Growth Fund |
| IQDY | FLEXSHARES TR INT QLTDVDYNAM |
| IQI | INVESCO QUALITY MUNI INC TRST COM |
| IQLT | ISHARES TR INTL QLTY FACTOR |
| IQV | IQVIA HLDGS INC COM |
| IR | INGERSOLL-RAND PLC SHS |
| IRBT | IROBOT CORP COM |
| IRCP | IRSA PROPIEDADES COMERCIALES S SPONSORED ADR |
| IRDM | IRIDIUM COMMUNICATIONS INC COM |
| IRDMB | IRIDIUM COMMUNICATIONS INC PERP PFD CNV B |
| IRET | INVESTORS REAL ESTATE TR SH BEN INT |
| IRET-C | INVESTORS REAL ESTATE TR 6.625% CUM PFD C |
| IRIX | IRIDEX CORP COM |
| IRL | NEW IRELAND FUND INC COM |
| IRM | IRON MTN INC NEW COM |
| IRMD | IRADIMED CORP COM |
| IROQ | IF BANCORP INC COM |
| IRR | VOYA RISK MANAGED NAT RES FD COM |
| IRS | IRSA INVERSIONES Y REP S A GLOBL DEP RCPT |
| IRT | INDEPENDENCE RLTY TR INC COM |
| IRTC | IRHYTHM TECHNOLOGIES INC COM |
| IRWD | IRONWOOD PHARMACEUTICALS INC COM CL A |

| ISBC | INVESTORS BANCORP INC NEW COM |
|---|---|
| ISCA | INTERNATIONAL SPEEDWAY CORP CL A |
| ISCF | ISHARES TR MLTFCTR INTL SML |
| ISD | PGIM SHORT DURATION HIGH YIELD COM |
| ISDR | ISSUER DIRECT CORPORATION COM NEW |
| ISF | ING GROEP N V PERP HYB6.375% |
| ISG | ING GROEP N V PERP DBT 6.125 |
| ISHG | ISHARES TR 3YRTB ETF |
| ISIG | INSIGNIA SYS INC COM |
| ISMD | NORTHERN LTS FD TR IV INSPIRE SMAL ETF |
| ISNS | IMAGE SENSING SYS INC COM |
| ISR | ISORAY INC COM |
| ISRA | VANECK VECTORS ETF TR ISRAEL ETF |
| ISRG | INTUITIVE SURGICAL INC COM NEW |
| ISRL | ISRAMCO INC COM NEW |
| ISSC | INNOVATIVE SOLUTIONS & SUPPORT COM |
| ISTB | ISHARES TR CORE 1 5 YR USD |
| ISTR | INVESTAR HLDG CORP COM |
| ISZE | ISHARES TR INTL SIZE FACTOR |
| IT | GARTNER INC COM |
| ITA | iShares U.S. Aerospace & Defense ETF |
| ITB | iShares U.S. Home Construction ETF |
| ITCB | ITAU CORPBANCA SPONSORED ADR |
| ITCI | INTRA CELLULAR THERAPIES INC COM |
| ITE | SPDR SERIES TRUST BLMBRG BRC INTRM |
| ITEQ | ETF MANAGERS TR BLUESTAR ISRAEL |
| ITG | INVESTMENT TECHNOLOGY GRP NEW COM |
| ITGR | INTEGER HLDGS CORP COM |
| ITI | ITERIS INC COM |
| ITIC | INVESTORS TITLE CO COM |
| ITM | VANECK VECTORS ETF TR AMT FREE INT ETF |
| ITOT | ISHARES TR CORE S&P TTL STK |
| ITRI | ITRON INC COM |
| ITRM | ITERUM THERAPEUTICS PLC SHS |
| ITRN | ITURAN LOCATION AND CONTROL SHS |
| ITT | ITT INC COM |
| ITUB | ITAU UNIBANCO HLDG SA SPON ADR REP PFD |
| ITUS | ITUS CORP COM NEW |
| ITW | ILLINOIS TOOL WKS INC COM |

| IUSB | ISHARES TR CORE TOTAL USD |
|---|---|
| IUSG | ISHARES TR CORE S&P US GWT |
| IUSV | ISHARES TR CORE S&P US VLU |
| IVAC | INTEVAC INC COM |
| IVAL | Alpha Architect International Quantitative Value ETF |
| IVC | INVACARE CORP COM |
| IVE | ISHARES TR S&P 500 VAL ETF |
| IVH | IVY HIGH INC OPPORTUNITIES FD COM |
| IVLU | ISHARES TR INTL VALUE FACTR |
| IVOG | VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH |
| IVOO | VANGUARD ADMIRAL FDS INC MIDCP 400 IDX |
| IVOV | VANGUARD ADMIRAL FDS INC MIDCP 400 VAL |
| IVR | INVESCO MORTGAGE CAPITAL INC COM |
| IVR-A | INVESCO MORTGAGE CAPITAL INC PFD SER A 7.75% |
| IVR-B | INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT |
| IVR-C | INVESCO MORTGAGE CAPITAL INC 7.5% PFD SER C |
| IVTY | INVUITY INC COM NEW |
| IVV | ISHARES TR CORE S&P500 ETF |
| IVW | ISHARES TR S&P 500 GRWT ETF |
| IVZ | INVESCO LTD SHS |
| IWB | ISHARES TR RUS 1000 ETF |
| IWC | ISHARES TR MICRO-CAP ETF |
| IWD | ISHARES TR RUS 1000 VAL ETF |
| IWF | ISHARES TR RUS 1000 GRW ETF |
| IWL | ISHARES TR RUS TOP 200 ETF |
| IWM | ISHARES TR RUSSELL 2000 ETF |
| IWN | ISHARES TR RUS 2000 VAL ETF |
| IWO | ISHARES TR RUS 2000 GRW ETF |
| IWP | ISHARES TR RUS MD CP GR ETF |
| IWR | ISHARES TR RUS MID CAP ETF |
| IWS | ISHARES TR RUS MDCP VAL ETF |
| IWV | ISHARES TR RUSSELL 3000 ETF |
| IWX | ISHARES TR RUS TP200 VL ETF |
| IWY | ISHARES TR RUS TP200 GR ETF |
| IX | ORIX CORP SPONSORED ADR |
| IXC | ISHARES TR GLOBAL ENERG ETF |
| IXG | ISHARES TR GLOBAL FINLS ETF |
| IXJ | ISHARES TR GLOB HLTHCRE ETF |
| IXN | ISHARES TR GLOBAL TECH ETF |

| | |
|---|---|
| IXP | ISHARES TR GLOB TELECOM ETF |
| IXUS | ISHARES TR CORE MSCI TOTAL |
| IYC | ISHARES TR U.S. CNSM SV ETF |
| IYE | ISHARES TR U.S. ENERGY ETF |
| IYF | ISHARES TR U.S. FINLS ETF |
| IYG | ISHARES TR U.S. FIN SVC ETF |
| IYH | ISHARES TR US HLTHCARE ETF |
| IYJ | iShares U.S. Industrials ETF |
| IYK | ISHARES TR U.S. CNSM GD ETF |
| IYLD | iShares Morningstar Multi-Asset Income ETF |
| IYM | ISHARES TR U.S. BAS MTL ETF |
| IYR | ISHARES TR U.S. REAL ES ETF |
| IYT | iShares Transportation Average ETF |
| IYW | ISHARES TR U.S. TECH ETF |
| IYY | ISHARES TR DOW JONES US ETF |
| IYZ | iShares U.S. Telecommunications ETF |
| IZEA | IZEA INC COM |
| IZRL | ARK Israel Innovative Technology ETF |
| JACK | JACK IN THE BOX INC COM |
| JAG | JAGGED PEAK ENERGY INC COM |
| JAGX | JAGUAR HEALTH INC COM NEW |
| JAKK | JAKKS PAC INC COM |
| JASN | JASON INDS INC COM |
| JASNW | JASON INDS INC WT EXP 063019 |
| JASO | JA SOLAR HOLDINGS CO LTD SPON ADR REP5ORD |
| JAX | J ALEXANDERS HLDGS INC COM |
| JAZZ | JAZZ PHARMACEUTICALS PLC SHS USD |
| JBGS | JBG SMITH PPTYS COM |
| JBHT | HUNT J B TRANS SVCS INC COM |
| JBK | CORPORATE BACKED TR CTFS 04-6 A1 3.50 |
| JBL | JABIL INC COM |
| JBLU | JETBLUE AIRWAYS CORP COM |
| JBN | CORPORATE BACKED CALL TR CTFS CORTS A-1 7% |
| JBR | CORPORATE BACKED CALL TR CTFS JCP 06-1CTF A1 |
| JBRI | James Biblically Responsible Investment ETF |
| JBSS | SANFILIPPO JOHN B & SON INC COM |
| JBT | JOHN BEAN TECHNOLOGIES CORP COM |
| JCAP | JERNIGAN CAP INC COM |
| JCAP-B | JERNIGAN CAP INC 7.0% CUM PFD B |

| | |
|---|---|
| JCE | NUVEEN CORE EQUITY ALPHA FUND COM |
| JCI | JOHNSON CTLS INTL PLC SHS |
| JCO | NUVEEN CR OPPORTUNITIES 2022 COM |
| JCOM | J2 GLOBAL INC COM |
| JCP | PENNEY J C INC COM |
| JCS | COMMUNICATIONS SYS INC COM |
| JCTCF | JEWETT CAMERON TRADING LTD COM NEW |
| JD | JD COM INC SPON ADR CL A |
| JDD | NUVEEN DIVERSIFIED DIV INCM FD COM |
| JDIV | JP MORGAN EXCHANGE TRADED FD US DIVIDEND |
| JDST | DIREXION SHS ETF TR DLY JR GOLD 3X |
| JE | JUST ENERGY GROUP INC COM |
| JE-A | JUST ENERGY GROUP INC RED PFD SER A |
| JEC | JACOBS ENGR GROUP INC DEL COM |
| JEF | JEFFERIES FINL GROUP INC COM |
| JELD | JELD-WEN HLDG INC COM |
| JEMD | NUVEEN EMERGING MKTS DEBT 2022 COM |
| JEQ | ABERDEEN JAPAN EQUITY FD INC COM |
| JETS | ETF SER SOLUTIONS US GLB JETS |
| JFR | NUVEEN FLOATING RATE INCOME FD COM |
| JGH | NUVEEN GLOBAL HIGH INCOME FD SHS |
| JHA | NUVEEN HGH INC DEC18 TRGT TR COM |
| JHB | NUVEEN HIGH INCOME NOVEMBER 20 COM |
| JHD | NUVEEN HIGH INCOME DECMBR 2019 COM |
| JHDG | WISDOMTREE TR JAP HDG QTLY DIV |
| JHG | JANUS HENDERSON GROUP PLC ORD SHS |
| JHI | HANCOCK JOHN INVS TR COM |
| JHMA | JOHN HANCOCK EXCHANGE TRADED F MLTFACTR MATLS |
| JHMC | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR CO |
| JHMD | JOHN HANCOCK EXCHANGE TRADED F MULTI INTL ETF |
| JHME | JOHN HANCOCK EXCHANGE TRADED F MLTFACTOR ENRG |
| JHMF | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR FI |
| JHMH | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR HE |
| JHMI | JOHN HANCOCK EXCHANGE TRADED F MLTFACTR INDLS |
| JHML | JOHN HANCOCK EXCHANGE TRADED F MLTFCTR LRG CAP |
| JHMM | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR MI |
| JHMS | JOHN HANCOCK EXCHANGE TRADED F MLTFCTR CONSMR |
| JHMT | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR TE |
| JHMU | JOHN HANCOCK EXCHANGE TRADED F MLTFACTR UTILS |

| | |
|---|---|
| JHS | HANCOCK JOHN INCOME SECS TR COM |
| JHSC | JOHN HANCOCK EXCHANGE TRADED F MULTIFACTR SML |
| JHX | JAMES HARDIE INDS PLC SPONSORED ADR |
| JHY | NUVEEN HIGH INCOME 2020 TARGET COM |
| JILL | J JILL INC COM |
| JJAB | BARCLAYS BK PLC IPATH B AGRCULTR |
| JJCB | BARCLAYS BK PLC IPATH B COPPER |
| JJEB | BARCLAYS BK PLC IPATH B ENERGY |
| JJGB | BARCLAYS BK PLC IPATH B GRAINS |
| JJMB | BARCLAYS BK PLC IPATH B INDL MTL |
| JJPB | BARCLAYS BK PLC IPATH B PRECIOUS |
| JJSB | BARCLAYS BK PLC IPATH B SFTS SUB |
| JJSF | J & J SNACK FOODS CORP COM |
| JJTB | BARCLAYS BK PLC IPATH B TIN SUB |
| JJUB | BARCLAYS BK PLC IPATH B ALUMI |
| JKD | ISHARES TR MRNGSTR LG-CP ET |
| JKE | ISHARES TR MRNGSTR LG-CP GR |
| JKF | ISHARES TR MRNGSTR LG-CP VL |
| JKG | ISHARES TR MRGSTR MD CP ETF |
| JKH | ISHARES TR MRGSTR MD CP GRW |
| JKHY | HENRY JACK & ASSOC INC COM |
| JKI | ISHARES TR MRGSTR MD CP VAL |
| JKJ | ISHARES TR MRGSTR SM CP ETF |
| JKK | ISHARES TR MRGSTR SM CP GR |
| JKL | ISHARES TR MRNING SM CP ETF |
| JKS | JINKOSOLAR HLDG CO LTD SPONSORED ADR |
| JLL | JONES LANG LASALLE INC COM |
| JLS | NUVEEN MTG OPPORTUNITY TERM FD COM |
| JMBA | JAMBA INC COM NEW |
| JMEI | JUMEI INTL HLDG LTD SPONSORED ADR |
| JMF | NUVEEN ENERGY MLP TOTL RTRNFD COM |
| JMIN | JP MORGAN EXCHANGE TRADED FD US MINMUM VOLT |
| JMLP | NUVEEN ALL CAP ENE MLP OPPO FD COM |
| JMM | NUVEEN MULTI MKT INCOME FD COM |
| JMOM | JP MORGAN EXCHANGE TRADED FD US MOMENTUM |
| JMP | JMP GROUP LLC COM |
| JMPB | JMP GROUP LLC SR NT 23 |
| JMPD | JMP GROUP INC 7.25% SR NT 27 |
| JMT | NUVEEN MTG OPPTY TERM FD 2 COM |

| | |
|---|---|
| JMU | JMU LTD SPONSORED ADR |
| JNCE | JOUNCE THERAPEUTICS INC COM |
| JNJ | JOHNSON & JOHNSON COM |
| JNK | SPDR SERIES TRUST BLOOMBERG BRCLYS |
| JNP | JUNIPER PHARMACEUTICALS INC COM |
| JNPR | JUNIPER NETWORKS INC COM |
| JNUG | DIREXION SHS ETF TR DAILY JR BULL 3X |
| JOB | GEE GROUP INC COM |
| JOBS | 51JOB INC SP ADR REP COM |
| JOE | ST JOE CO COM |
| JOF | JAPAN SMALLER CAPTLZTN FD INC COM |
| JONE | JONES ENERGY INC COM CL A |
| JOUT | JOHNSON OUTDOORS INC CL A |
| JP | JUPAI HLDGS LTD ADS |
| JPC | NUVEEN PFD & INCM OPPORTNYS FD COM |
| JPED | JP MORGAN EXCHANGE TRADED FD EVENT DRIVEN |
| JPEH | JP MORGAN EXCHANGE TRADED FD DIVRSFD RT EUR |
| JPEM | JP MORGAN EXCHANGE TRADED FD DIV RTN EM EQT |
| JPEU | JP MORGAN EXCHANGE TRADED FD DIV RTN EU ETF |
| JPGB | JPMorgan Global Bond Opportunities ETF |
| JPGE | JP MORGAN EXCHANGE TRADED FD DIV RTN GLB EQ |
| JPHF | JP MORGAN EXCHANGE TRADED FD DIVERSIFIED ET |
| JPHY | JPMorgan Disciplined High Yield ETF |
| JPI | NUVEEN PFD & INCOME TERM FD COM |
| JPIH | JP MORGAN EXCHANGE TRADED FD DIVRSFD RT INT |
| JPIN | JP MORGAN EXCHANGE TRADED FD DIV RTN INT EQ |
| JPLS | JP MORGAN EXCHANGE TRADED FD LONG SHORT ETF |
| JPM | JPMORGAN CHASE & CO COM |
| JPM+ | JPMORGAN CHASE & CO WT EXP 102818 |
| JPM-A | JPMORGAN CHASE & CO DEP 1/400 PFD P |
| JPMB | JP MORGAN EXCHANGE TRADED FD USD EMRNG MKT |
| JPM-B | JPMORGAN CHASE & CO DEP SHS RP PFD T |
| JPME | JP MORGAN EXCHANGE TRADED FD DIVERSFED RTRN |
| JPM-E | JPMORGAN CHASE & CO DEP SHS PFD W |
| JPMF | JP MORGAN EXCHANGE TRADED FD MANAGED FUTURE |
| JPM-F | JPMORGAN CHASE & CO DEP SHS 1/400 |
| JPM-G | JPMORGAN CHASE & CO DEP SHS PFD |
| JPM-H | JPMORGAN CHASE & CO DEP SHS REP PFD |
| JPMV | ISHARES TR MIN VOL JAPN ETF |

| | |
|---|---|
| JPN | DBX ETF TR XTRACK JAPAN JPX |
| JPNL | DIREXION SHS ETF TR DLY JPN BULL 3X |
| JPS | NUVEEN PFD & INCM SECURTIES FD COM |
| JPSE | JP MORGAN EXCHANGE TRADED FD DIVERSFD EQT ETF |
| JPST | JPMorgan Ultra-Short Income ETF |
| JPT | NUVEEN PFD & INCOME 2022 TERM COM |
| JPUS | JP MORGAN EXCHANGE TRADED FD JPMORGAN DIVER |
| JPXN | ISHARES TR JPX NIKKEI 400 |
| JQC | NUVEEN CR STRATEGIES INCM FD COM SHS |
| JQUA | JP MORGAN EXCHANGE TRADED FD US QUALTY FCTR |
| JRI | NUVEEN REAL ASSET INM AND GWTH COM |
| JRJC | CHINA FIN ONLINE CO LTD SPONSORED ADR |
| JRO | NUVEEN FLTNG RTE INCM OPP FD COM SHS |
| JRS | NUVEEN REAL ESTATE INCOME FD COM |
| JRSH | JERASH HLDGS US INC COM |
| JRVR | JAMES RIV GROUP LTD COM |
| JSD | NUVEEN SHT DUR CR OPP FD COM |
| JSM | NAVIENT CORPORATION SR NT 6% 121543 |
| JSMD | JANUS DETROIT STR TR HENDERSN SML ETF |
| JSML | JANUS DETROIT STR TR HENDERSN CAP ETF |
| JSYN | JENSYN ACQUISITION CORP COM |
| JSYNR | JENSYN ACQUISITION CORP RT |
| JSYNU | JENSYN ACQUISITION CORP UT 1 COM 1 WT 1 |
| JSYNW | JENSYN ACQUISITION CORP WT EXP 030721 |
| JT | JIANPU TECHNOLOGY INC ADR |
| JTA | NUVEEN TX ADV TOTAL RET STRGY COM |
| JTD | NUVEEN TAX ADVANTAGED DIV GRWT COM |
| JTPY | JETPAY CORP COM |
| JUST | GOLDMAN SACHS ETF TR JUST US LRG CP |
| JVA | COFFEE HLDGS INC COM |
| JVAL | JP MORGAN EXCHANGE TRADED FD US VALUE FACTR |
| JW.A | WILEY JOHN & SONS INC CL A |
| JW.B | WILEY JOHN & SONS INC CL B |
| JWN | NORDSTROM INC COM |
| JXI | ISHARES TR GLOB UTILITS ETF |
| JYNT | JOINT CORP COM |
| K | KELLOGG CO COM |
| KAAC | KAYNE ANDERSON ACQUISITION COM CL A |
| KAACU | KAYNE ANDERSON ACQUISITION UNIT EXP063022 |

| | |
|---|---|
| KAACW | KAYNE ANDERSON ACQUISITION WT EXP 063022 |
| KAI | KADANT INC COM |
| KALA | KALA PHARMACEUTICALS INC COM |
| KALU | KAISER ALUMINUM CORP COM PAR $0.01 |
| KALV | KALVISTA PHARMACEUTICALS INC COM |
| KAMN | KAMAN CORP COM |
| KANG | IKANG HEALTHCARE GROUP INC SPONSORED ADR |
| KAP | KCAP FINL INC SR NT 19 |
| KAR | KAR AUCTION SVCS INC COM |
| KARS | KRANESHARES TR ELEC VEH FUTUR |
| KB | KB FINANCIAL GROUP INC SPONSORED ADR |
| KBA | KRANESHARES TR BOSERA MSCI CH |
| KBAL | KIMBALL INTL INC CL B |
| KBE | SPDR SERIES TRUST S&P BK ETF |
| KBH | KB HOME COM |
| KBLM | KBL MERGER CORP IV COM |
| KBLMR | KBL MERGER CORP IV RT |
| KBLMU | KBL MERGER CORP IV UNIT EX 011524 |
| KBLMW | KBL MERGER CORP IV WT EXP 011524 |
| KBR | KBR INC COM |
| KBSF | KBS FASHION GROUP LTD COM NEW |
| KBWB | INVESCO EXCHNG TRADED FD TR II KBW BK |
| KBWD | INVESCO EXCHNG TRADED FD TR II KBW HIG DV YLD |
| KBWP | INVESCO EXCHNG TRADED FD TR II KBW PPTY CASUT |
| KBWR | INVESCO EXCHNG TRADED FD TR II KBW REGL BKG |
| KBWY | INVESCO EXCHNG TRADED FD TR II KBW PREM YIELD |
| KCAP | KCAP FINL INC COM |
| KCAPL | KCAP FINL INC 6.125% NT 2022 |
| KCE | SPDR SERIES TRUST S&P CAP MKTS |
| KCNY | KRANESHARES TR CHIN COM PAPER |
| KDMN | KADMON HLDGS INC COM |
| KE | KIMBALL ELECTRONICS INC COM |
| KED | KAYNE ANDERSON ENERGY DEV CO COM |
| KEG | KEY ENERGY SVCS INC DEL COM |
| KELYA | KELLY SVCS INC CL A |
| KELYB | KELLY SVCS INC CL B |
| KEM | KEMET CORP COM NEW |
| KEMP | KraneShares FTSE Emerging Markets Plus ETF |
| KEMQ | KRANESHARES TR EMRNG MKT CONS |

| | |
|---|---|
| KEN | KENON HLDGS LTD SHS |
| KEP | KOREA ELECTRIC PWR SPONSORED ADR |
| KEQU | KEWAUNEE SCIENTIFIC CORP COM |
| KERX | KERYX BIOPHARMACEUTICALS INC COM |
| KEX | KIRBY CORP COM |
| KEY | KEYCORP NEW COM |
| KEY-I | KEYCORP NEW DEP SHS 1/40 E |
| KEYS | KEYSIGHT TECHNOLOGIES INC COM |
| KEYW | KEYW HLDG CORP COM |
| KF | KOREA FD COM NEW |
| KFFB | KENTUCKY FIRST FED BANCORP COM |
| KFRC | KFORCE INC COM |
| KFS | KINGSWAY FINL SVCS INC COM NEW |
| KFY | KORN FERRY INTL COM NEW |
| KFYP | KRANESHARES TR ZACKS NEW CHINA |
| KGC | KINROSS GOLD CORP COM NO PAR |
| KGJI | KINGOLD JEWELRY INC COM NEW |
| KGRN | KRANESHARES TR MSCI CHINA ENV |
| KHC | KRAFT HEINZ CO COM |
| KIDS | ORTHOPEDIATRICS CORP COM |
| KIE | SPDR SERIES TRUST S&P INS ETF |
| KIM | KIMCO RLTY CORP COM |
| KIM-I | KIMCO RLTY CORP DEP 1/1000 PFD I |
| KIM-J | KIMCO RLTY CORP DEP 1/1000 PFD J |
| KIM-K | KIMCO RLTY CORP DEP1/1000PFD K% |
| KIM-L | KIMCO RLTY CORP 5.125% DEP PFD L |
| KIM-M | KIMCO RLTY CORP 5.25% DEP SHS M |
| KIN | KINDRED BIOSCIENCES INC COM |
| KINS | KINGSTONE COS INC COM |
| KIO | KKR INCOME OPPORTUNITIES FD COM |
| KIQ | KELSO TECHNOLOGIES INC COM NEW |
| KIRK | KIRKLANDS INC COM |
| KKR | KKR & CO L P DEL COM UNITS |
| KKR-A | KKR & CO L P DEL PFD UNIT SER A |
| KKR-B | KKR & CO L P DEL PFD UT SER B |
| KL | KIRKLAND LAKE GOLD LTD COM |
| KLAC | KLA-TENCOR CORP COM |
| KLDW | EXCHANGE LISTED FDS TR KNLDG LD WD ETF |
| KLDX | KLONDEX MNS LTD COM |

| | |
|---|---|
| KLIC | KULICKE & SOFFA INDS INC COM |
| KLXI | KLX INC COM |
| KMB | KIMBERLY CLARK CORP COM |
| KMDA | KAMADA LTD SHS |
| KMF | KAYNE ANDERSON MDSTM ENERGY FD COM |
| KMG | KMG CHEMICALS INC COM |
| KMI | KINDER MORGAN INC DEL COM |
| KMI-A | KINDER MORGAN INC DEL PFD SER A |
| KMM | DEUTSCHE MULTI-MKT INCOME TR SHS |
| KMPA | KEMPER CORP DEL SUB NT 54 |
| KMPH | KEMPHARM INC COM |
| KMPR | KEMPER CORP DEL COM |
| KMT | KENNAMETAL INC COM |
| KMX | CARMAX INC COM |
| KN | KNOWLES CORP COM |
| KND | KINDRED HEALTHCARE INC COM |
| KNDI | KANDI TECHNOLOGIES GROUP INC COM |
| KNG | Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF |
| KNL | KNOLL INC COM NEW |
| KNOP | KNOT OFFSHORE PARTNERS LP COM UNITS |
| KNOW | DIREXION SHS ETF TR ALL CP INSIDER |
| KNSA | KINIKSA PHARMACEUTICALS LTD COM CL A |
| KNSL | KINSALE CAP GROUP INC COM |
| KNX | KNIGHT SWIFT TRANSN HLDGS INC CL A |
| KO | COCA COLA CO COM |
| KODK | EASTMAN KODAK CO COM NEW |
| KODK+ | EASTMAN KODAK CO WT EXP 090318 |
| KODK+A | EASTMAN KODAK CO WT EXP 090318 |
| KOF | COCA COLA FEMSA S A B DE C V SPON ADR REP L |
| KOIN | EXCHANGE TRADED CONCEPTS TR INNOVATION SHS |
| KOL | VANECK VECTORS ETF TR COAL ETF |
| KOLD | PROSHARES TR II ULSHT BLOOMB GAS |
| KONA | KONA GRILL INC COM |
| KONE | KINGTONE WIRELESSINFO SOL HLDG SPONSORED ADR NE |
| KOOL | CESCA THERAPEUTICS INC COM NEW |
| KOP | KOPPERS HOLDINGS INC COM |
| KOPN | KOPIN CORP COM |
| KOR | ADVISORSHARES TR KIM KOREA EQT |
| KORP | AMERICAN CENTY ETF TR DIVERSIFID CRP |

| KORS | MICHAEL KORS HLDGS LTD SHS |
|---|---|
| KORU | DIREXION SHS ETF TR DRX DLYSOKOR3X |
| KOS | KOSMOS ENERGY LTD SHS |
| KOSS | KOSS CORP COM |
| KPTI | KARYOPHARM THERAPEUTICS INC COM |
| KR | KROGER CO COM |
| KRA | KRATON CORPORATION COM |
| KRC | KILROY RLTY CORP COM |
| KRE | SPDR SERIES TRUST S&P REGL BKG |
| KREF | KKR REAL ESTATE FIN TR INC COM |
| KRG | KITE RLTY GROUP TR COM NEW |
| KRMA | GLOBAL X FDS CONSCIOUS COS |
| KRNT | KORNIT DIGITAL LTD SHS |
| KRNY | KEARNY FINL CORP MD COM |
| KRO | KRONOS WORLDWIDE INC COM |
| KRP | KIMBELL RTY PARTNERS LP UNIT |
| KRYS | KRYSTAL BIOTECH INC COM |
| KS | KAPSTONE PAPER & PACKAGING CRP COM |
| KSA | ISHARES TR MSCI SAUDI ARBIA |
| KSM | DEUTSCHE STRATEGIC MUN INCOME COM |
| KSS | KOHLS CORP COM |
| KST | DEUTSCHE STRATEGIC INCOME TR SHS |
| KSU | KANSAS CITY SOUTHERN COM NEW |
| KSU- | KANSAS CITY SOUTHERN PFD 4% |
| KT | KT CORP SPONSORED ADR |
| KTCC | KEY TRONIC CORP COM |
| KTF | DEUTSCHE MUN INCOME COM |
| KTH | CORTS TR PECO ENERGY CAP TRIII CORTS 8.00% |
| KTN | CREDIT-ENHANCED CORTS TR AON CORTS 8.205% |
| KTOS | KRATOS DEFENSE & SEC SOLUTIONS COM NEW |
| KTOV | KITOV PHARMA LTD SPONSORED ADR |
| KTOVW | KITOV PHARMA LTD WT EXP 112520 |
| KTP | CORTS TR J C PENNEY CORTS 7.625% |
| KTWO | K2M GROUP HLDGS INC COM |
| KURA | KURA ONCOLOGY INC COM |
| KURE | KRANESHARES TR MSCI ALL CHINA |
| KVHI | KVH INDS INC COM |
| KW | KENNEDY-WILSON HLDGS INC COM |
| KWEB | KRANESHARES TR CSI CHI INTERNET |

| KWR | QUAKER CHEM CORP COM |
|---|---|
| KXI | ISHARES TR GLB CNSM STP ETF |
| KYE | KAYNE ANDERSON ENRGY TTL RT FD COM |
| KYN | KAYNE ANDERSON MLP INVT CO COM |
| KYN-F | KAYNE ANDERSON MLP INVT CO PFD 3.50 SER F |
| KYO | KYOCERA CORP ADR |
| KZIA | KAZIA THERAPEUTICS LTD SPONSORED ADR |
| KZR | KEZAR LIFE SCIENCES INC COM |
| L | LOEWS CORP COM |
| LABD | DIREXION SHS ETF TR DAILY S&P BIOTEC |
| LABL | MULTI COLOR CORP COM |
| LABU | DIREXION SHS ETF TR SP BIOTCH BL NEW |
| LAC | LITHIUM AMERS CORP NEW COM NEW |
| LACQ | LEISURE ACQUISITION CORP COM |
| LACQU | LEISURE ACQUISITION CORP UNIT EXP 000022 |
| LACQW | LEISURE ACQUISITION CORP WT EXP 120519 |
| LAD | LITHIA MTRS INC CL A |
| LADR | LADDER CAP CORP CL A |
| LAKE | LAKELAND INDS INC COM |
| LALT | INVESCO ACTIVELY MANAGD ETF TR MLT STRGY ALTE |
| LAMR | LAMAR ADVERTISING CO NEW CL A |
| LANC | LANCASTER COLONY CORP COM |
| LAND | GLADSTONE LD CORP COM |
| LANDP | GLADSTONE LD CORP RED PFD SER A |
| LARK | LANDMARK BANCORP INC COM |
| LASR | NLIGHT INC COM |
| LAUR | LAUREATE EDUCATION INC CL A |
| LAWS | LAWSON PRODS INC COM |
| LAZ | LAZARD LTD SHS A |
| LAZY | LAZYDAYS HLDGS INC COM |
| LB | L BRANDS INC COM |
| LBAI | LAKELAND BANCORP INC COM |
| LBC | LUTHER BURBANK CORP COM |
| LBDC | UBS AG LONDON BRH 2XLEVE ETRACS WF |
| LBIX | LEADING BRANDS INC COM NEW |
| LBJ | DIREXION SHS ETF TR LTN AM BL 3X NEW |
| LBRDA | LIBERTY BROADBAND CORP COM SER A |
| LBRDK | LIBERTY BROADBAND CORP COM SER C |
| LBRT | LIBERTY OILFIELD SVCS INC COM CL A |

| LBTYA | LIBERTY GLOBAL PLC SHS CL A |
|---|---|
| LBTYB | LIBERTY GLOBAL PLC SHS CL B |
| LBTYK | LIBERTY GLOBAL PLC SHS CL C |
| LBY | LIBBEY INC COM |
| LC | LENDINGCLUB CORP COM |
| LCA | LANDCADIA HLDGS INC CL A |
| LCAHU | LANDCADIA HLDGS INC UNIT 1 CL A 1 WT |
| LCAHW | LANDCADIA HLDGS INC WT EXP 060123 |
| LCI | LANNET INC COM |
| LCII | LCI INDS COM |
| LCM | ADVENT CLAYMORE ENH GRW & INC COM |
| LCNB | LCNB CORP COM |
| LCUT | LIFETIME BRANDS INC COM |
| LD | BARCLAYS BANK PLC ETN DJUBSLEAD 38 |
| LDF | LATIN AMERN DISCOVERY FD INC COM |
| LDL | LYDALL INC DEL COM |
| LDOS | LEIDOS HLDGS INC COM |
| LDP | COHEN & STEERS LTD DUR PFD INC COM |
| LDRI | INVESCO EXCHNG TRADED FD TR II LADERITE 0-5YR |
| LDRS | INNOVATOR ETFS TR IBD ETF LEADERS |
| LDUR | PIMCO ETF TR ENHNCD LW DUR AC |
| LE | LANDS END INC NEW COM |
| LEA | LEAR CORP COM NEW |
| LEAD | Reality Shares DIVCON Leaders Dividend ETF |
| LECO | LINCOLN ELEC HLDGS INC COM |
| LEDS | SEMILEDS CORP COM NEW |
| LEE | LEE ENTERPRISES INC COM |
| LEG | LEGGETT & PLATT INC COM |
| LEGR | FIRST TR EXCHANGE TRADED FD VI INDXX INOVTV ETF |
| LEJU | LEJU HLDGS LTD SPONSORED ADS |
| LEMB | ISHARES INC JP MORGAN EM ETF |
| LEN | LENNAR CORP CL A |
| LEN.B | LENNAR CORP CL B |
| LENS | PRESBIA PLC SHS |
| LEO | DREYFUS STRATEGIC MUNS INC COM |
| LEU | CENTRUS ENERGY CORP CL A |
| LEVB | LEVEL BRANDS INC COM NEW |
| LEVL | LEVEL ONE BANCORP INC COM |
| LEXEA | LIBERTY EXPEDIA HOLDINGS SER A COM |

| LEXEB | LIBERTY EXPEDIA HOLDINGS SER B COM |
|---|---|
| LFACU | LF CAP ACQUISITION CORP UNIT EXP 061925 |
| LFC | CHINA LIFE INS CO LTD SPON ADR REP H |
| LFEQ | VANECK VECTORS ETF TR NDR CMG LN FLT |
| LFGR | LEAF GROUP LTD COM |
| LFUS | LITTELFUSE INC COM |
| LFVN | LIFEVANTAGE CORP COM NEW |
| LGC | LEGACY ACQUISITION CORP COM CL A |
| LGC+ | LEGACY ACQUISITION CORP WT EXP 113022 |
| LGC= | LEGACY ACQUISITION CORP UNIT EXP 053124 |
| LGCY | LEGACY RESVS LP UNIT LP INT |
| LGCYO | LEGACY RESVS LP PERP PFD UNIT |
| LGCYP | LEGACY RESVS LP PFD UNIT SER A |
| LGF.A | LIONS GATE ENTMNT CORP CL A VTG |
| LGF.B | LIONS GATE ENTMNT CORP CL B NON VTG |
| LGI | LAZARD GLB TTL RET&INCM FD INC COM |
| LGIH | LGI HOMES INC COM |
| LGL | LGL GROUP INC COM |
| LGLV | SPDR SER TR SSGA US LRG ETF |
| LGND | LIGAND PHARMACEUTICALS INC COM NEW |
| LH | LABORATORY CORP AMER HLDGS COM NEW |
| LHC | LEO HOLDINGS CORP COM CL A |
| LHC+ | LEO HOLDINGS CORP WT EXP 020720 |
| LHC= | LEO HOLDINGS CORP UNIT EXP 000023 |
| LHCG | LHC GROUP INC COM |
| LHO | LASALLE HOTEL PPTYS COM SH BEN INT |
| LHO-I | LASALLE HOTEL PPTYS PFD SER I SHS |
| LHO-J | LASALLE HOTEL PPTYS PFD SER J BEN |
| LIFE | ATYR PHARMA INC COM |
| LII | LENNOX INTL INC COM |
| LILA | LIBERTY LATIN AMERICA LTD COM CL A |
| LILAK | LIBERTY LATIN AMERICA LTD COM CL C |
| LINC | LINCOLN EDL SVCS CORP COM |
| LIND | LINDBLAD EXPEDITIONS HLDGS IN COM |
| LINDW | LINDBLAD EXPEDITIONS HLDGS IN WT EXP 070820 |
| LINK | INTERLINK ELECTRS INC COM NEW |
| LION | FIDELITY SOUTHERN CORP NEW COM |
| LIQT | LIQTECH INTL INC COM |
| LIT | GLOBAL X FDS LITHIUM BTRY ETF |

| LITB | LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR |
|---|---|
| LITE | LUMENTUM HLDGS INC COM |
| LIVE | LIVE VENTURES INC COM NEW |
| LIVN | LIVANOVA PLC SHS |
| LIVX | LIVEXLIVE MEDIA INC COM NEW |
| LJPC | LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2 |
| LKFN | LAKELAND FINL CORP COM |
| LKM | LINK MOTION INC SPONSRD ADS CL A |
| LKOR | FLEXSHARES TR CR SCORED LONG |
| LKQ | LKQ CORP COM |
| LKSD | LSC COMMUNICATIONS INC COM |
| LL | LUMBER LIQUIDATORS HLDGS INC COM |
| LLEX | LILIS ENERGY INC COM NEW |
| LLIT | LIANLUO SMART LTD SHS |
| LLL | L3 TECHNOLOGIES INC COM |
| LLNW | LIMELIGHT NETWORKS INC COM |
| LLQD | iShares 10+ Year Investment Grade Corporate Bond ETF |
| LLY | LILLY ELI & CO COM |
| LM | LEGG MASON INC COM |
| LMAT | LEMAITRE VASCULAR INC COM |
| LMB | LIMBACH HLDGS INC COM |
| LMBS | FIRST TR EXCHANGE TRADED FD IV FST LOW OPPT EFT |
| LMFA | LM FDG AMER INC COM |
| LMFAW | LM FDG AMER INC WT EXP 103120 |
| LMHA | LEGG MASON INC JR SUB NT 56 |
| LMHB | LEGG MASON INC JR SUB NT 56 |
| LMLP | UBS AG LONDON BRH MLP EX ENERGY |
| LMNR | LIMONEIRA CO COM |
| LMNX | LUMINEX CORP DEL COM |
| LMRK | LANDMARK INFRASTRUCTURE LP COM UNIT LTD |
| LMRKN | LANDMARK INFRASTRUCTURE LP 7% CNV PFD UNT C |
| LMRKO | LANDMARK INFRASTRUCTURE LP PFD UT SER B |
| LMRKP | LANDMARK INFRASTRUCTURE LP RED PFD SER A |
| LMST | LIMESTONE BANCORP INC COM |
| LMT | LOCKHEED MARTIN CORP COM |
| LN | LINE CORP SPONSORED ADR |
| LNC | LINCOLN NATL CORP IND COM |
| LNC+ | LINCOLN NATL CORP IND WT EXP 071019 |
| LND | BRASILAGRO BRAZILIAN AGRIC REA SPONSORED ADR |

| LNDC | LANDEC CORP COM |
|---|---|
| LNG | CHENIERE ENERGY INC COM NEW |
| LNGR | GLOBAL X FDS LNTY THMTC ETF |
| LNN | LINDSAY CORP COM |
| LNT | ALLIANT ENERGY CORP COM |
| LNTH | LANTHEUS HLDGS INC COM |
| LOAN | MANHATTAN BRIDGE CAPITAL INC COM |
| LOB | LIVE OAK BANCSHARES INC COM |
| LOCO | EL POLLO LOCO HLDGS INC COM |
| LODE | COMSTOCK MNG INC COM NEW |
| LOGI | LOGITECH INTL S A SHS |
| LOGM | LOGMEIN INC COM |
| LOGO | Global X Iconic U.S. Brands ETF |
| LOMA | LOMA NEGRA CORP SPONSORED ADS |
| LONE | LONESTAR RES US INC CL A VTG |
| LOOP | LOOP INDS INC COM |
| LOPE | GRAND CANYON ED INC COM |
| LOR | LAZARD WORLD DIVID & INCOME FD COM |
| LORL | LORAL SPACE & COMMUNICATNS INC COM |
| LOV | SPARK NETWORKS SE SPONSORED ADR |
| LOW | LOWES COS INC COM |
| LOWC | SPDR INDEX SHS FDS LOW CARBON ETF |
| LOXO | LOXO ONCOLOGY INC COM |
| LPCN | LIPOCINE INC NEW COM |
| LPG | DORIAN LPG LTD SHS USD |
| LPI | LAREDO PETROLEUM INC COM |
| LPL | LG DISPLAY CO LTD SPONS ADR REP |
| LPLA | LPL FINL HLDGS INC COM |
| LPNT | LIFEPOINT HEALTH INC COM |
| LPSN | LIVEPERSON INC COM |
| LPT | LIBERTY PPTY TR SH BEN INT |
| LPTH | LIGHTPATH TECHNOLOGIES INC CL A NEW |
| LPTX | LEAP THERAPEUTICS INC COM |
| LPX | LOUISIANA PAC CORP COM |
| LQD | ISHARES TR IBOXX INV CP ETF |
| LQDH | ISHARES US ETF TR INT RT HDG C B |
| LQDI | iShares Inflation Hedged Corporate Bond ETF |
| LQDT | LIQUIDITY SERVICES INC COM |
| LRAD | LRAD CORP COM |

| | |
|---|---|
| LRCX | LAM RESEARCH CORP COM |
| LRET | UBS AG LONDON BRH 2X LEV MSCI US |
| LRGE | LEGG MASON ETF INVT TR CLEARBRIDEG LR |
| LRGF | ISHARES TR MULTIFACTOR USA |
| LRN | K12 INC COM |
| LSBK | LAKE SHORE BANCORP INC COM |
| LSCC | LATTICE SEMICONDUCTOR CORP COM |
| LSI | LIFE STORAGE INC COM |
| LSST | NATIXIS ETF TR LOOMIS SAYLES |
| LSTR | LANDSTAR SYS INC COM |
| LSVX | UBS AG LONDON BRH VELOCITYSHS LONG |
| LSXMA | LIBERTY MEDIA CORP DELAWARE COM A SIRIUSXM |
| LSXMB | LIBERTY MEDIA CORP DELAWARE COM B SIRIUSXM |
| LSXMK | LIBERTY MEDIA CORP DELAWARE COM C SIRIUSXM |
| LTBR | LIGHTBRIDGE CORP COM NEW |
| LTC | LTC PPTYS INC COM |
| LTL | PROSHARES TR PSHS UL TELE ETF |
| LTM | LATAM AIRLS GROUP S A SPONSORED ADR |
| LTN | UNION ACQUISITION CORP SHS |
| LTN^ | UNION ACQUISITION CORP RT |
| LTN+ | UNION ACQUISITION CORP WT EXP 070125 |
| LTN= | UNION ACQUISITION CORP UNIT |
| LTPZ | PIMCO ETF TR 15+ YR US TIPS |
| LTRPA | LIBERTY TRIPADVISOR HLDGS INC COM SER A |
| LTRPB | LIBERTY TRIPADVISOR HLDGS INC COM SER B |
| LTRX | LANTRONIX INC COM NEW |
| LTS | LADENBURG THALMAN FIN SVCS INC COM |
| LTS-A | LADENBURG THALMAN FIN SVCS INC PFD SER A % |
| LTSF | LADENBURG THALMAN FIN SVCS INC 7.00% SN NT 28 |
| LTSL | LADENBURG THALMAN FIN SVCS INC 6.50% NT 27 |
| LTXB | LEGACY TEX FINL GROUP INC COM |
| LUB | LUBYS INC COM |
| LULU | LULULEMON ATHLETICA INC COM |
| LUNA | LUNA INNOVATIONS COM |
| LUV | SOUTHWEST AIRLS CO COM |
| LVHB | Innovator Lunt Low Vol/High Beta Tactical ETF |
| LVHD | LEGG MASON ETF INVESTMENT TR LOW DIVI ETF |
| LVHE | Legg Mason Emerging Markets Low Volatility High Dividend ETF |
| LVHI | Legg Mason International Low Volatility High Dividend ETF |

| | |
|---|---|
| LVIN | Hartford Multifactor Low Volatility International Equity ETF |
| LVL | INVESCO EXCHNG TRADED FD TR II S&P GLOBL DIVI |
| LVS | LAS VEGAS SANDS CORP COM |
| LVUS | Hartford Multifactor Low Volatility US Equity ETF |
| LW | LAMB WESTON HLDGS INC COM |
| LWAY | LIFEWAY FOODS INC COM |
| LX | LEXINFINTECH HLDGS LTD ADR |
| LXFR | LUXFER HOLDINGS PLC SHS |
| LXFT | LUXOFT HLDG INC ORD SHS CL A |
| LXP | LEXINGTON REALTY TRUST COM |
| LXP-C | LEXINGTON REALTY TRUST PFD CONV SER C |
| LXRX | LEXICON PHARMACEUTICALS INC COM NEW |
| LXU | LSB INDS INC COM |
| LYB | LYONDELLBASELL INDUSTRIES N V SHS - A - |
| LYG | LLOYDS BANKING GROUP PLC SPONSORED ADR |
| LYL | DRAGON VICTORY INTL LTD SHS |
| LYTS | LSI INDS INC COM |
| LYV | LIVE NATION ENTERTAINMENT INC COM |
| LZB | LA Z BOY INC COM |
| M | MACYS INC COM |
| MA | MASTERCARD INCORPORATED CL A |
| MAA | MID AMER APT CMNTYS INC COM |
| MAA-I | MID AMER APT CMNTYS INC PFD SER I |
| MAB | EATON VANCE MASS MUN BD FD COM |
| MAC | MACERICH CO COM |
| MACK | MERRIMACK PHARMACEUTICALS INC COM NEW |
| MACQ | M I ACQUISITIONS INC COM |
| MACQU | M I ACQUISITIONS INC UT 1COM 1WT EX |
| MACQW | M I ACQUISITIONS INC WT EXP 111521 |
| MAG | MAG SILVER CORP COM |
| MAGA | Point Bridge GOP Stock Tracker ETF |
| MAGS | MAGAL SECURITY SYS LTD ORD |
| MAIN | MAIN STREET CAPITAL CORP COM |
| MAMS | MAM SOFTWARE GROUP INC COM NEW |
| MAN | MANPOWERGROUP INC COM |
| MANH | MANHATTAN ASSOCS INC COM |
| MANT | MANTECH INTL CORP CL A |
| MANU | MANCHESTER UTD PLC NEW ORD CL A |
| MAR | MARRIOTT INTL INC NEW CL A |

| | |
|---|---|
| MARA | MARATHON PATENT GROUP INC COM PAR |
| MARK | REMARK HLDGS INC COM |
| MARPS | MARINE PETE TR UNIT BEN INT |
| MAS | MASCO CORP COM |
| MASI | MASIMO CORP COM |
| MAT | MATTEL INC COM |
| MATF | iShares Edge MSCI Multifactor Materials ETF |
| MATR | MATTERSIGHT CORP COM |
| MATW | MATTHEWS INTL CORP CL A |
| MATX | MATSON INC COM |
| MAV | PIONEER MUN HIGH INCOME ADV TR COM |
| MAXR | MAXAR TECHNOLOGIES LTD COM |
| MAYS | MAYS J W INC COM |
| MB | MINDBODY INC COM CL A |
| MBB | ISHARES TR MBS ETF |
| MBCN | MIDDLEFIELD BANC CORP COM NEW |
| MBFI | MB FINANCIAL INC NEW COM |
| MBFIO | MB FINANCIAL INC NEW 1/40 NON CM PF C |
| MBG | SPDR SERIES TRUST BLOMBRG BRC MRTG |
| MBI | MBIA INC COM |
| MBII | MARRONE BIO INNOVATIONS INC COM |
| MBIN | MERCHANTS BANCORP IND COM |
| MBIO | MUSTANG BIO INC COM |
| MBOT | MICROBOT MED INC COM |
| MBRX | MOLECULIN BIOTECH INC COM |
| MBSD | FLEXSHARES TR DISCP DUR MBS |
| MBT | MOBILE TELESYSTEMS PJSC SPONSORED ADR |
| MBTF | MBT FINL CORP COM |
| MBUU | MALIBU BOATS INC COM CL A |
| MBVX | MABVAX THERAPEUTICS HLDGS INC COM PAR |
| MBWM | MERCANTILE BANK CORP COM |
| MC | MOELIS & CO CL A |
| MCA | BLACKROCK MUNIYIELD CALI QLTY COM |
| MCB | METROPOLITAN BK HLDG CORP COM |
| MCBC | MACATAWA BK CORP COM |
| MCC | MEDLEY CAP CORP COM |
| MCD | MCDONALDS CORP COM |
| MCEF | FIRST TR EXCHNG TRADED FD VIII MUN CEF IN OPT |
| MCEP | MID CON ENERGY PARTNERS LP COM UNIT REPST |

| | |
|---|---|
| MCF | CONTANGO OIL & GAS COMPANY COM NEW |
| MCFT | MCBC HLDGS INC COM |
| MCHI | ISHARES TR MSCI CHINA ETF |
| MCHP | MICROCHIP TECHNOLOGY INC COM |
| MCHX | MARCHEX INC CL B |
| MCI | BARINGS CORPORATE INVS COM |
| MCK | MCKESSON CORP COM |
| MCN | MADISON CVRED CALL & EQ STR FD COM |
| MCO | MOODYS CORP COM |
| MCR | MFS CHARTER INCOME TR SH BEN INT |
| MCRB | SERES THERAPEUTICS INC COM |
| MCRI | MONARCH CASINO & RESORT INC COM |
| MCRN | MILACRON HLDGS CORP COM |
| MCRO | INDEXIQ ETF TR HDG MACTRK ETF |
| MCS | MARCUS CORP COM |
| MCV | MEDLEY CAP CORP SR NT 23 |
| MCX | MEDLEY CAP CORP 6.50 NT 013021 |
| MCY | MERCURY GENL CORP NEW COM |
| MD | MEDNAX INC COM |
| MDB | MONGODB INC CL A |
| MDC | M D C HLDGS INC COM |
| MDCA | MDC PARTNERS INC CL A SUB VTG |
| MDCO | MEDICINES CO COM |
| MDGL | MADRIGAL PHARMACEUTICALS INC COM |
| MDGS | MEDIGUS LTD SPONSORD ADR NEW |
| MDIV | FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI |
| MDLQ | MEDLEY LLC NT 24 |
| MDLX | MEDLEY LLC SR NT 26 |
| MDLY | MEDLEY MGMT INC CL A COM |
| MDLZ | MONDELEZ INTL INC CL A |
| MDP | MEREDITH CORP COM |
| MDR | MCDERMOTT INTL INC COM |
| MDRX | ALLSCRIPTS HEALTHCARE SOLUTNS COM |
| MDSO | MEDIDATA SOLUTIONS INC COM |
| MDT | MEDTRONIC PLC SHS |
| MDU | MDU RES GROUP INC COM |
| MDWD | MEDIWOUND LTD ORD SHS |
| MDXG | MIMEDX GROUP INC COM |
| MDY | SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP |

| MDYG | SPDR SERIES TRUST S&P 400 MDCP GRW |
|---|---|
| MDYV | SPDR SERIES TRUST S&P 400 MDCP VAL |
| MEAR | iShares Short Maturity Municipal Bond ETF |
| MED | MEDIFAST INC COM |
| MEDP | MEDPACE HLDGS INC COM |
| MEET | MEET GROUP INC COM |
| MEI | METHODE ELECTRS INC COM |
| MEIP | MEI PHARMA INC COM NEW |
| MELI | MERCADOLIBRE INC COM |
| MELR | MELROSE BANCORP INC COM |
| MEN | BLACKROCK MUNIENHANCED FD INC COM |
| MEOH | METHANEX CORP COM |
| MERC | MERCER INTL INC COM |
| MER-K | MERRILL LYNCH CAP TR I GTD CAP 6.45% |
| MESO | MESOBLAST LTD SPONS ADR |
| MET | METLIFE INC COM |
| MET-A | METLIFE INC PFD A FLT RATE |
| METC | RAMACO RES INC COM |
| MET-E | METLIFE INC 5.625 NCUM PFD E |
| MEXX | DIREXION SHS ETF TR DLY MSCI MX 3X |
| MFA | MFA FINL INC COM |
| MFA-B | MFA FINL INC PFD SER B |
| MFC | MANULIFE FINL CORP COM |
| MFCB | MFC BANCORP LTD USD MFC SHS |
| MFD | MACQUARIE FT TR GB INF UT DIV COM |
| MFDX | PIMCO EQUITY SER RAFI DYN MULTI |
| MFEM | PIMCO EQUITY SER RAFI DYN EMERG |
| MFG | MIZUHO FINL GROUP INC SPONSORED ADR |
| MFGP | MICRO FOCUS INTERNATIONAL PLC SPON ADR NEW |
| MFIN | MEDALLION FINL CORP COM |
| MFINL | MEDALLION FINL CORP NT |
| MFL | BLACKROCK MUNIHLDS INVSTM QLTY COM |
| MFM | MFS MUN INCOME TR SH BEN INT |
| MFNC | MACKINAC FINL CORP COM |
| MFO | MFA FINL INC SR NT 42 |
| MFSF | MUTUALFIRST FINL INC COM |
| MFT | BLACKROCK MUNIYLD INVST QLTY COM |
| MFUS | PIMCO EQUITY SER RAFI DYN ML US |
| MFV | MFS SPL VALUE TR SH BEN INT |

| | |
|---|---|
| MG | MISTRAS GROUP INC COM |
| MGA | MAGNA INTL INC COM |
| MGC | VANGUARD WORLD FD MEGA CAP INDEX |
| MGEE | MGE ENERGY INC COM |
| MGEN | MIRAGEN THERAPEUTICS INC COM |
| MGF | MFS GOVT MKTS INCOME TR SH BEN INT |
| MGI | MONEYGRAM INTL INC COM NEW |
| MGIC | MAGIC SOFTWARE ENTERPRISES LTD ORD |
| MGK | VANGUARD WORLD FD MEGA GRWTH IND |
| MGLN | MAGELLAN HEALTH INC COM NEW |
| MGM | MGM RESORTS INTERNATIONAL COM |
| MGNX | MACROGENICS INC COM |
| MGP | MGM GROWTH PPTYS LLC CL A COM |
| MGPI | MGP INGREDIENTS INC NEW COM |
| MGRC | MCGRATH RENTCORP COM |
| MGTA | MAGENTA THERAPEUTICS INC COM |
| MGTX | MEIRAGTX HOLDINGS PLC COM |
| MGU | MACQUARIE GLBL INFRA TOTL RETN COM |
| MGV | VANGUARD WORLD FD MEGA CAP VAL ETF |
| MGYR | MAGYAR BANCORP INC COM |
| MH-A | MAIDEN HOLDINGS LTD PREF SHS SER A |
| MH-C | MAIDEN HOLDINGS LTD PFD SHS SER C |
| MHD | BLACKROCK MUNIHOLDINGS FD INC COM |
| MH-D | MAIDEN HOLDINGS LTD PFD SERIES D |
| MHE | BLACKROCK MASS TAX-EXEMPT TR SH BEN INT |
| MHF | WESTERN ASSET MUN HI INCM FD COM |
| MHH | MASTECH DIGITAL INC COM |
| MHI | PIONEER MUN HIGH INCOME TR COM SHS |
| MHK | MOHAWK INDS INC COM |
| MHLA | MAIDEN HLDGS LTD 6.625 NT 2046 |
| MHLD | MAIDEN HOLDINGS LTD SHS |
| MHN | BLACKROCK MUNIHLDGS NY QLTY FD COM |
| MHNC | MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43 |
| MHO | M/I HOMES INC COM |
| MIC | MACQUARIE INFRASTRUCTURE CORP COM |
| MICR | MICRON SOLUTIONS INC COM |
| MICT | MICRONET ENERTEC TECH INC COM |
| MIDD | MIDDLEBY CORP COM |
| MIDU | DIREXION SHS ETF TR DLY MIDCAP ETF3X |

| MIDZ | DIREXION SHS ETF TR MD CP BEAR 3X NW |
|---|---|
| MIE | COHEN & STEERS MLP INC & ENRGY COM SHS |
| MIK | MICHAELS COS INC COM |
| MILN | GLOBAL X FDS MILL THEMC ETF |
| MIME | MIMECAST LTD ORD SHS |
| MIN | MFS INTER INCOME TR SH BEN INT |
| MINC | ADVISORSHARES TR NEWFLT MULSINC |
| MIND | MITCHAM INDS INC COM |
| MINDP | MITCHAM INDS INC PFD SER A |
| MINI | MOBILE MINI INC COM |
| MINT | PIMCO ETF TR ENHAN SHRT MA AC |
| MITK | MITEK SYS INC COM NEW |
| MITL | MITEL NETWORKS CORP COM |
| MITT | AG MTG INVT TR INC COM |
| MITT-A | AG MTG INVT TR INC 8.25% PFD SER A |
| MITT-B | AG MTG INVT TR INC PFD SER B 8.00% |
| MIW | EATON VANCE MICH MUN BD FD COM |
| MIXT | MIX TELEMATICS LTD SPONSORED ADR |
| MIY | BLACKROCK MUNIYLD MICH QLTY FD COM |
| MJ | ETF MANAGERS TR ETFMG ALTR HRVST |
| MJCO | MAJESCO COM |
| MKC | MCCORMICK & CO INC COM NON VTG |
| MKC.V | MCCORMICK & CO INC COM VTG |
| MKGI | MONAKER GROUP INC COM NEW |
| MKL | MARKEL CORP COM |
| MKSI | MKS INSTRUMENT INC COM |
| MKTX | MARKETAXESS HLDGS INC COM |
| MLAB | MESA LABS INC COM |
| MLCO | MELCO RESORT ENTERTAINMENT LTD ADR |
| MLHR | MILLER HERMAN INC COM |
| MLI | MUELLER INDS INC COM |
| MLM | MARTIN MARIETTA MATLS INC COM |
| MLN | VANECK VECTORS ETF TR AMT FREE LONG MU |
| MLNT | MELINTA THERAPEUTICS INC COM |
| MLNX | MELLANOX TECHNOLOGIES LTD SHS |
| MLP | MAUI LD & PINEAPPLE INC COM |
| MLPA | GLOBAL X FDS GLBL X MLP ETF |
| MLPB | UBS AG LONDON BRH ETRACS ALER MLP |
| MLPC | CITIGROUP INC NEW CTRAKS ETN MILLR |

| | |
|---|---|
| MLPE | CITIGROUP GLOBAL MKTS HLDGS IN GEN VAR 26 |
| MLPG | UBS AG JERSEY BRH LKD ALRN NTGAS |
| MLPI | UBS AG JERSEY BRH ALERIAN INFRST |
| MLPO | CREDIT SUISSE AG NASSAU BRH ETN LKD 34 |
| MLPQ | UBS AG LONDON BRH NT AMZI 46 |
| MLPS | UBS AG JERSEY BRH AG MNTH SHR EX |
| MLPX | GLOBAL X FDS GLB X MLP ENRG I |
| MLPY | MORGAN STANLEY CUSHNG MLP ETN |
| MLPZ | UBS AG LONDON BRH NT SPMLP 46 |
| MLQD | iShares 5-10 Year Investment Grade Corporate Bond ETF |
| MLR | MILLER INDS INC TENN COM NEW |
| MLSS | MILESTONE SCIENTIFIC INC COM NEW |
| MLTI | CREDIT SUISSE AG NASSAU BRH X LNKS MLT ASST |
| MLVF | MALVERN BANCORP INC COM |
| MMAC | MMA CAP MGMT LLC COM |
| MMC | MARSH & MCLENNAN COS INC COM |
| MMD | MAINSTAY MACKAY DEFINDTRM MUNI COM |
| MMDM | MODERN MEDIA ACQUISITION COM |
| MMDMR | MODERN MEDIA ACQUISITION RT |
| MMDMU | MODERN MEDIA ACQUISITION UT EXP 000022 |
| MMDMW | MODERN MEDIA ACQUISITION WT EXP 051722 |
| MMI | MARCUS & MILLICHAP INC COM |
| MMIN | INDEXIQ ACTIVE ETF TR IQ MACKAY SHLD |
| MMIT | INDEXIQ ACTIVE ETF TR IQ MACKAY SHLD |
| MMLP | MARTIN MIDSTREAM PRTNRS L P UNIT L P INT |
| MMM | 3M CO COM |
| MMP | MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP |
| MMS | MAXIMUS INC COM |
| MMSI | MERIT MED SYS INC COM |
| MMT | MFS MULTIMARKET INCOME TR SH BEN INT |
| MMTM | SPDR SER TR S&P1500MOMTILT |
| MMU | WESTERN ASST MNGD MUN FD INC COM |
| MMV | EATON VANCE MA MUNI INCOME TR SH BEN INT |
| MMYT | MAKEMYTRIP LIMITED MAURITIUS SHS |
| MN | MANNING & NAPIER INC CL A |
| MNA | INDEXIQ ETF TR IQ MRGR ARB ETF |
| MNDO | MIND C T I LTD ORD |
| MNE | BLACKROCK MUNI N Y INTER DURAT COM |
| MNGA | MAGNEGAS CORP COM PAR |

| MNI | MCCLATCHY CO CL A NEW |
|---|---|
| MNK | MALLINCKRODT PUB LTD CO SHS |
| MNKD | MANNKIND CORP COM NEW |
| MNLO | MENLO THERAPEUTICS INC COM |
| MNOV | MEDICINOVA INC COM NEW |
| MNP | WESTERN ASST MN PRT FD INC COM |
| MNR | MONMOUTH REAL ESTATE INVT CORP CL A |
| MNR-C | MONMOUTH REAL ESTATE INVT CORP PFD SER C |
| MNRO | MONRO INC COM |
| MNST | MONSTER BEVERAGE CORP NEW COM |
| MNTA | MOMENTA PHARMACEUTICALS INC COM |
| MNTX | MANITEX INTL INC COM |
| MO | ALTRIA GROUP INC COM |
| MOAT | VANECK VECTORS ETF TR MORNINGSTAR WIDE |
| MOBL | MOBILEIRON INC COM NEW |
| MOC | COMMAND SEC CORP COM |
| MOD | MODINE MFG CO COM |
| MODN | MODEL N INC COM |
| MOFG | MIDWESTONE FINL GROUP INC NEW COM |
| MOG.A | MOOG INC CL A |
| MOG.B | MOOG INC CL B |
| MOGO | MOGO FIN TECHNOLOGY INC COM |
| MOH | MOLINA HEALTHCARE INC COM |
| MOM | FQF TR AGFIQ US MK MNTM |
| MOMO | MOMO INC ADR |
| MOO | VANECK VECTORS ETF TR AGRIBUSINESS ETF |
| MOR | MORPHOSYS AG SPONSORED ADS |
| MORL | UBS AG LONDON BRH ETRACS MTH2XRE |
| MORN | MORNINGSTAR INC COM |
| MORT | VANECK VECTORS ETF TR MTG REIT INCOME |
| MOS | MOSAIC CO NEW COM |
| MOSC | MOSAIC ACQUISITION CORP SHS CL A |
| MOSC+ | MOSAIC ACQUISITION CORP WT EXP 102322 |
| MOSC= | MOSAIC ACQUISITION CORP UNIT EX |
| MOSY | MOSYS INC COM NEW |
| MOTI | VANECK VECTORS ETF TR MORNINGSTAR INTL |
| MOTS | MOTUS GI HLDGS INC COM |
| MOV | MOVADO GROUP INC COM |
| MOXC | MOXIAN INC COM NEW |

| | |
|---|---|
| MPA | BLACKROCK MUNIYIELD PA QLTY FD COM |
| MPAA | MOTORCAR PTS AMER INC COM |
| MPAC | MATLIN & PARTNERS ACQUISITION CL A |
| MPACU | MATLIN & PARTNERS ACQUISITION UT 1COM 1WT CL A |
| MPACW | MATLIN & PARTNERS ACQUISITION WT EXP 052821 |
| MPB | MID PENN BANCORP INC COM |
| MPC | MARATHON PETE CORP COM |
| MPCT | ISHARES TR MSCI GLOBAL IMP |
| MP-D | MISSISSIPPI POWER CO PFD 1/4 5.25% |
| MPLX | MPLX LP COM UNIT REP LTD |
| MPO | MIDSTATES PETE CO INC COM PAR |
| MPV | BARINGS PARTN INVS SH BEN INT |
| MPVD | MOUNTAIN PROV DIAMONDS INC COM NEW |
| MPW | MEDICAL PPTYS TRUST INC COM |
| MPWR | MONOLITHIC PWR SYS INC COM |
| MPX | MARINE PRODS CORP COM |
| MQT | BLACKROCK MUNIY QUALITY FD II COM |
| MQY | BLACKROCK MUNIYIELD QUALITY FD COM |
| MRAM | EVERSPIN TECHNOLOGIES INC COM |
| MRBK | MERIDIAN BK PAOLI PA COM |
| MRC | MRC GLOBAL INC COM |
| MRCC | MONROE CAP CORP COM |
| MRCY | MERCURY SYS INC COM |
| MRGR | ProShares Merger ETF |
| MRIN | MARIN SOFTWARE INC COM NEW |
| MRK | MERCK & CO INC COM |
| MRLN | MARLIN BUSINESS SVCS CORP COM |
| MRNS | MARINUS PHARMACEUTICALS INC COM |
| MRO | MARATHON OIL CORP COM |
| MRRL | UBS AG LONDON BRH ETRACS MNTLY PAY |
| MRSN | MERSANA THERAPEUTICS INC COM |
| MRT | MEDEQUITIES RLTY TR INC COM |
| MRTN | MARTEN TRANS LTD COM |
| MRTX | MIRATI THERAPEUTICS INC COM |
| MRUS | MERUS N V COM |
| MRVL | MARVELL TECHNOLOGY GROUP LTD ORD |
| MS | MORGAN STANLEY COM NEW |
| MSA | MSA SAFETY INC COM |
| MS-A | MORGAN STANLEY PFD A 1/1000 |

| MSB | MESABI TR CTF BEN INT |
|---|---|
| MSBF | MSB FINL CORP NEW COM |
| MSBI | MIDLAND STS BANCORP INC ILL COM |
| MSCI | MSCI INC COM |
| MSD | MORGAN STANLEY EMER MKTS DEBT COM |
| MS-E | MORGAN STANLEY DEP SHS 1/1000 E |
| MSEX | MIDDLESEX WATER CO COM |
| MSF | MORGAN STANLEY EMER MKTS FD COM |
| MS-F | MORGAN STANLEY DEP SHS 1/1000TH |
| MSFT | MICROSOFT CORP COM |
| MSG | MADISON SQUARE GARDEN CO NEW CL A |
| MS-G | MORGAN STANLEY DEP 1/1000 PFD G |
| MSGN | MSG NETWORK INC CL A |
| MSI | MOTOROLA SOLUTIONS INC COM NEW |
| MS-I | MORGAN STANLEY DEP FIX/FLT |
| MS-K | MORGAN STANLEY SH NONCM PFD K |
| MSL | MIDSOUTH BANCORP INC COM |
| MSM | MSC INDL DIRECT INC CL A |
| MSN | EMERSON RADIO CORP COM NEW |
| MSON | MISONIX INC COM |
| MSP | MADISON STRTG SECTOR PREM FD COM |
| MSTR | MICROSTRATEGY INC CL A NEW |
| MSUS | LHA Market State U.S. Tactical ETF |
| MT | ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH |
| MTB | M & T BK CORP COM |
| MTB- | M & T BK CORP PERP PFD-A |
| MTB+ | M & T BK CORP WT EXP 122318 |
| MTBC | MEDICAL TRANSCRIPTION BLG CORP COM |
| MTB-C | M & T BK CORP PERP PFD-C |
| MTBCP | MEDICAL TRANSCRIPTION BLG CORP PFD SER A 11% |
| MTCH | MATCH GROUP INC COM |
| MTD | METTLER TOLEDO INTERNATIONAL COM |
| MTDR | MATADOR RES CO COM |
| MTEC | MTECH ACQUISITION CORP COM CLASS A |
| MTECU | MTECH ACQUISITION CORP UNIT EX 011923 |
| MTECW | MTECH ACQUISITION CORP WT EXP 080124 |
| MTEM | MOLECULAR TEMPLATES INC COM |
| MTEX | MANNATECH INC COM NEW |
| MTFB | MOTIF BIO PLC SPONSORED ADR |

| MTFBW | MOTIF BIO PLC WT EXP 110921 |
|---|---|
| MTG | MGIC INVT CORP WIS COM |
| MTGE | MTGE INVT CORP COM |
| MTGEP | MTGE INVT CORP PFD SER A |
| MTH | MERITAGE HOMES CORP COM |
| MTL | MECHEL PAO SPONSORED ADR NE |
| MTL- | MECHEL PAO SPON ADR PFD |
| MTLS | MATERIALISE NV SPONSORED ADS |
| MTN | VAIL RESORTS INC COM |
| MTNB | MATINAS BIOPHARMA HLDGS INC COM |
| MTOR | MERITOR INC COM |
| MTP | MIDATECH PHARMA PLC SPONSORED ADS |
| MTR | MESA RTY TR UNIT BEN INT |
| MTRN | MATERION CORP COM |
| MTRX | MATRIX SVC CO COM |
| MTSC | MTS SYS CORP COM |
| MTSI | MACOM TECH SOLUTIONS HLDGS INC COM |
| MTSL | MER TELEMANAGEMENT SOLUTIONS SHS |
| MTT | WESTERN ASSET MUN DEF OPP TR COM |
| MTUM | iShares Edge MSCI USA Momentum Factor ETF |
| MTW | MANITOWOC CO INC COM NEW |
| MTX | MINERALS TECHNOLOGIES INC COM |
| MTZ | MASTEC INC COM |
| MU | MICRON TECHNOLOGY INC COM |
| MUA | BLACKROCK MUNIASSETS FD INC COM |
| MUB | ISHARES TR NATIONAL MUN ETF |
| MUC | BLACKROCK MUNIHLDNGS CALI QLTY COM |
| MUDS | MUDRICK CAP ACQUISITION CORP COM CLASS A |
| MUDSU | MUDRICK CAP ACQUISITION CORP UNT EXP 020123 |
| MUDSW | MUDRICK CAP ACQUISITION CORP WT EXP 021225 |
| MUE | BLACKROCK MUNIHLDNGS QLTY II COM |
| MUFG | MITSUBISHI UFJ FINL GROUP INC SPONSORED ADS |
| MUH | BLACKROCK MUNIHLDGS FD II INC COM |
| MUI | BLACKROCK MUNI INTER DR FD INC COM |
| MUJ | BLACKROCK MUNIHLDGS NJ QLTY FD COM |
| MUNI | PIMCO ETF TR INTER MUN BD ACT |
| MUR | MURPHY OIL CORP COM |
| MUS | BLACKROCK MUNIHOLDNGS QLTY INC COM |
| MUSA | MURPHY USA INC COM |

| MUX | MCEWEN MNG INC COM |
|---|---|
| MVBF | MVB FINANCIAL CORP COM |
| MVC | MVC CAPITAL INC COM |
| MVCD | MVC CAPITAL INC 6.25% SR NT 22 |
| MVF | BLACKROCK MUNIVEST FD INC COM |
| MVIN | NATIXIS ETF TR SEEYOND INTL ETF |
| MVIS | MICROVISION INC DEL COM NEW |
| MVO | MV OIL TR TR UNITS |
| MVT | BLACKROCK MUNIVEST FD II INC COM |
| MVV | PROSHARES TR PSHS ULT MCAP400 |
| MWA | MUELLER WTR PRODS INC COM SER A |
| MX | MAGNACHIP SEMICONDUCTOR CORP N COM |
| MXC | MEXCO ENERGY CORP COM |
| MXDE | ETF SER SOLUTIONS NATIONWIDE MAX |
| MXDU | ETF SER SOLUTIONS NATIONWIDE MAX |
| MXE | MEXICO EQUITY & INCOME FD COM |
| MXF | MEXICO FD INC COM |
| MXI | ISHARES TR GLOBAL MATER ETF |
| MXIM | MAXIM INTEGRATED PRODS INC COM |
| MXL | MAXLINEAR INC COM |
| MXWL | MAXWELL TECHNOLOGIES INC COM |
| MYC | BLACKROCK MUNIYIELD CALIF FD I COM |
| MYD | BLACKROCK MUNIYIELD FD INC COM |
| MYE | MYERS INDS INC COM |
| MYF | BLACKROCK MUNIYIELD INVST FD COM |
| MYGN | MYRIAD GENETICS INC COM |
| MYI | BLACKROCK MUNIYIELD QLTY FD 3 COM |
| MYJ | BLACKROCK MUNIYIELD N J FD INC COM |
| MYL | MYLAN N V SHS EURO |
| MYN | BLACKROCK MUNIYIELD NY QLTY FD COM |
| MYND | MYND ANALYTICS INC COM NEW |
| MYNDW | MYND ANALYTICS INC WT EXP 062922 |
| MYO | MYOMO INC COM |
| MYOK | MYOKARDIA INC COM |
| MYOS | MYOS RENS TECHNOLOGY INC COM |
| MYOV | MYOVANT SCIENCES LTD COM |
| MYRG | MYR GROUP INC DEL COM |
| MYSZ | MY SIZE INC COM |
| MYY | PROSHARES TR PSHS SH MDCAP400 |

| MZA | BLACKROCK MUNIYIELD ARIZ FD IN COM |
|---|---|
| MZF | MANAGED DURATION INVT GRD FUND COM |
| MZOR | MAZOR ROBOTICS LTD SPONSORED ADS |
| MZZ | PROSHARES TR ULTSHT MIDCAP400 |
| NAC | NUVEEN CA QUALTY MUN INCOME FD COM |
| NAD | NUVEEN QUALITY MUNCP INCOME FD COM |
| NAII | NATURAL ALTERNATIVES INTL INC COM NEW |
| NAIL | DIREXION SHS ETF TR DALY HOM B&S BUL |
| NAK | NORTHERN DYNASTY MINERALS LTD COM NEW |
| NAKD | NAKED BRAND GROUP LIMITED ORD SHS |
| NAN | NUVEEN NEW YORK QLT MUN INC FD COM |
| NANO | NANOMETRICS INC COM |
| NANR | SPDR INDEX SHS FDS S&P NORTH AMER |
| NAO | NORDIC AMERN OFFSHORE LTD SHS |
| NAOV | NANOVIBRONIX INC COM |
| NAP | NAVIOS MARITIME MIDSTREAM LP COM UNIT LTD |
| NAT | NORDIC AMERICAN TANKERS LIMITE COM |
| NATH | NATHANS FAMOUS INC NEW COM |
| NATI | NATIONAL INSTRS CORP COM |
| NATR | NATURES SUNSHINE PRODUCTS INC COM |
| NAUH | NATIONAL AMERN UNIV HLDGS INC COM |
| NAV | NAVISTAR INTL CORP NEW COM |
| NAVB | NAVIDEA BIOPHARMACEUTICALS INC COM |
| NAV-D | NAVISTAR INTL CORP PFD SR D CONV |
| NAVG | NAVIGATORS GROUP INC COM |
| NAVI | NAVIENT CORPORATION COM |
| NAZ | NUVEEN ARIZONA QLTY MUN INC FD COM |
| NBB | NUVEEN BUILD AMER BD FD COM |
| NBD | NUVEEN BUILD AMER BD OPPTNY FD COM |
| NBEV | NEW AGE BEVERAGES CORP COM |
| NBH | NEUBERGER BERMAN INTER MUNI FD COM |
| NBHC | NATIONAL BK HLDGS CORP CL A |
| NBIX | NEUROCRINE BIOSCIENCES INC COM |
| NBL | NOBLE ENERGY INC COM |
| NBLX | NOBLE MIDSTREAM PARTNERS LP COM UNIT REPST |
| NBN | NORTHEAST BANCORP COM NEW |
| NBO | NEUBERGER BERMAN NY INT MUN FD COM |
| NBR | NABORS INDUSTRIES LTD SHS |
| NBR-A | NABORS INDUSTRIES LTD 6% PFD CNV SR A |

| | |
|---|---|
| NBRV | NABRIVA THERAPEUTICS PLC SHS |
| NBTB | NBT BANCORP INC COM |
| NBW | NEUBERGER BERMAN CA INT MUN FD COM |
| NBY | NOVABAY PHARMACEUTICALS INC COM NEW |
| NC | NACCO INDS INC CL A |
| NCA | NUVEEN CALIF MUN VALUE FD COM |
| NCB | NUVEEN CALIF MUNICPAL VALU FD2 COM |
| NCBS | NICOLET BANKSHARES INC COM |
| NCI | NAVIGANT CONSULTING INC COM |
| NCLH | NORWEGIAN CRUISE LINE HLDG LTD SHS |
| NCMI | NATIONAL CINEMEDIA INC COM |
| NCNA | NUCANA PLC SPONSORED ADR |
| NCOM | NATIONAL COMM CORP COM |
| NCR | NCR CORP NEW COM |
| NCS | NCI BUILDING SYS INC COM NEW |
| NCSM | NCS MULTISTAGE HLDGS INC COM |
| NCTY | THE9 LTD SPONSORED ADS |
| NCV | ALLIANZGI CONV & INCOME FD COM |
| NCZ | ALLIANZGI CONV & INCOME FD II COM |
| NDAQ | NASDAQ INC COM |
| NDLS | NOODLES & CO COM CL A |
| NDP | TORTOISE ENERGY INDEPENDENC FD COM |
| NDRA | ENDRA LIFE SCIENCES INC COM |
| NDRAW | ENDRA LIFE SCIENCES INC WT EXP 050822 |
| NDRO | ENDURO RTY TR TR UNIT |
| NDSN | NORDSON CORP COM |
| NE | NOBLE CORP PLC SHS USD |
| NEA | NUVEEN AMT FREE QLTY MUN INCME COM |
| NEAR | iShares Short Maturity Bond ETF |
| NEBU | NEBULA ACQUISITION CORP COM CLASS A |
| NEBUU | NEBULA ACQUISITION CORP UNIT EXP 031225 |
| NEBUW | NEBULA ACQUISITION CORP WT EXP 031225 |
| NEE | NEXTERA ENERGY INC COM |
| NEE-I | NEXTERA ENERGY CAP HLDGS INC SUB DEB 72 |
| NEE-J | NEXTERA ENERGY CAP HLDGS INC SUB DEB SER J 73 |
| NEE-K | NEXTERA ENERGY CAP HLDGS INC JR SUB DEB 76 |
| NEE-Q | NEXTERA ENERGY INC UNIT CORP |
| NEE-R | NEXTERA ENERGY INC UT EX 090119 |
| NEM | NEWMONT MINING CORP COM |

| | |
|---|---|
| NEN | NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT |
| NEO | NEOGENOMICS INC COM NEW |
| NEOG | NEOGEN CORP COM |
| NEON | NEONODE INC COM NEW |
| NEOS | NEOS THERAPEUTICS INC COM |
| NEP | NEXTERA ENERGY PARTNERS LP COM UNIT PART IN |
| NEPT | NEPTUNE TECHNOLOGIES BIORESOUR COM |
| NERV | MINERVA NEUROSCIENCES INC COM |
| NES | NUVERRA ENVIRONMENTAL SOLUTION COM PAR |
| NESR | NATIONAL ENERGY SERVICES REUNI SHS |
| NESRW | NATIONAL ENERGY SERVICES REUNI WT EXP 050522 |
| NETE | NET ELEMENT INC COM PAR |
| NETS | NETSHOES CAYMAN LTD COM |
| NEU | NEWMARKET CORP COM |
| NEV | NUVEEN ENHANCED MUN VALUE FD COM |
| NEW | PUXIN LTD ADS |
| NEWA | NEWATER TECHNOLOGY INC SHS |
| NEWM | NEW MEDIA INVT GROUP INC COM |
| NEWR | NEW RELIC INC COM |
| NEWT | NEWTEK BUSINESS SVCS CORP COM NEW |
| NEWTI | NEWTEK BUSINESS SVCS CORP 6.25% NT 23 |
| NEWTZ | NEWTEK BUSINESS SVCS CORP NT 22 |
| NEXA | NEXA RES S A COM |
| NEXT | NEXTDECADE CORP COM |
| NFBK | NORTHFIELD BANCORP INC DEL COM |
| NFEC | NF ENERGY SAVING CORP COM PAR |
| NFG | NATIONAL FUEL GAS CO N J COM |
| NFJ | ALLIANZGI NFJ DIVID INT & PREM COM |
| NFLT | ETFIS SER TR I VIRTUS NEWFLEET |
| NFLX | NETFLIX INC COM |
| NFO | INVESCO EXCHANGE TRADED FD TR INSIDER SENMNT |
| NFRA | FLEXSHARES TR STOXX GLOBR INF |
| NFTY | FIRST TR EXCH TRD ALPHA FD II INDIA NFTY50 EQW |
| NFX | NEWFIELD EXPL CO COM |
| NG | NOVAGOLD RES INC COM NEW |
| NGD | NEW GOLD INC CDA COM |
| NGE | GLOBAL X FDS GBL X MSCI NIGER |
| NGG | NATIONAL GRID PLC SPONSORED ADR NE |
| NGHC | NATIONAL GEN HLDGS CORP COM |

| | |
|---|---|
| NGHCN | NATIONAL GEN HLDGS CORP DEP SHS PFD C |
| NGHCO | NATIONAL GEN HLDGS CORP DEP SHS PFD-B |
| NGHCP | NATIONAL GEN HLDGS CORP PFD SER A % |
| NGHCZ | NATIONAL GEN HLDGS CORP SUB NT |
| NGL | NGL ENERGY PARTNERS LP COM UNIT REPST |
| NGL-B | NGL ENERGY PARTNERS LP PFD UNIT CL B |
| NGLS-A | TARGA RESOURCES PARTNERS LP PFD SER A |
| NGS | NATURAL GAS SERVICES GROUP COM |
| NGVC | NATURAL GROCERS BY VITAMIN COT COM |
| NGVT | INGEVITY CORP COM |
| NH | NANTHEALTH INC COM |
| NHA | NUVEEN MUN 2021 TARGET TERM FD COM |
| NHC | NATIONAL HEALTHCARE CORP COM |
| NHF | NEXPOINT STRATEGIC OPORTUNT FD COM NEW |
| NHI | NATIONAL HEALTH INVS INC COM |
| NHLD | NATIONAL HOLDINGS CORP COM NEW |
| NHLDW | NATIONAL HOLDINGS CORP WT EXP 011822 |
| NHS | NEUBERGER BERMAN HGH YLD FD COM |
| NHTC | NATURAL HEALTH TRENDS CORP COM PAR $.001 |
| NI | NISOURCE INC COM |
| NIB | BARCLAYS BANK PLC ETN DJUBSCOCO 38 |
| NICE | NICE LTD SPONSORED ADR |
| NICK | NICHOLAS FINANCIAL INC COM NEW |
| NID | NUVEEN INTER DURATION MN TMFD COM |
| NIE | ALLIANZGI EQUITY & CONV INCOME COM |
| NIHD | NII HLDGS INC COM PAR |
| NIM | NUVEEN SELECT MAT MUN FD SH BEN INT |
| NINE | NINE ENERGY SVC INC COM |
| NIQ | NUVEEN INT DUR QUAL MUN TRM FD COM |
| NITE | NIGHTSTAR THERAPEUTICS PLC ADR |
| NJR | NEW JERSEY RES COM |
| NJV | NUVEEN NEW JERSEY MUN VALUE FD SHS |
| NK | NANTKWEST INC COM |
| NKE | NIKE INC CL B |
| NKG | NUVEEN GEORGIA QLTY MUN INC FD COM |
| NKSH | NATIONAL BANKSHARES INC VA COM |
| NKTR | NEKTAR THERAPEUTICS COM |
| NKX | NUVEEN CALIFORNIA AMT QLT MUN COM |
| NL | NL INDS INC COM NEW |

| NLNK | NEWLINK GENETICS CORP COM |
|---|---|
| NLR | VANECK VECTORS ETF TR URANIUM NUCLEAR |
| NLS | NAUTILUS INC COM |
| NLSN | NIELSEN HLDGS PLC SHS EUR |
| NLST | NETLIST INC COM |
| NLY | ANNALY CAP MGMT INC COM |
| NLY-C | ANNALY CAP MGMT INC PFD STK C 7.625% |
| NLY-D | ANNALY CAP MGMT INC PFD SER D % |
| NLY-F | ANNALY CAP MGMT INC 6.95% FXD FLT 22 |
| NLY-G | ANNALY CAP MGMT INC PFD SER G |
| NM | NAVIOS MARITIME HOLDINGS INC COM |
| NMFC | NEW MTN FIN CORP COM |
| NM-G | NAVIOS MARITIME HLDGS INC SPN ADR RP PFD G |
| NM-H | NAVIOS MARITIME HLDGS INC SPON ADR PFD H |
| NMI | NUVEEN MUN INCOME FD INC COM |
| NMIH | NMI HLDGS INC CL A |
| NMK-B | NIAGARA MOHAWK PWR CORP PFD 3.60% |
| NMK-C | NIAGARA MOHAWK PWR CORP PFD 3.90% |
| NML | NEUBERGER BERMAN MLP INCOME FD COM |
| NMM | NAVIOS MARITIME PARTNERS L P UNIT LPI |
| NMR | NOMURA HLDGS INC SPONSORED ADR |
| NMRD | NEMAURA MED INC COM |
| NMRK | NEWMARK GROUP INC CL A |
| NMS | NUVEEN MINESOTA QLT MUN INC FD SHS |
| NMT | NUVEEN MASSACHUSETS QLT MUN FD COM |
| NMY | NUVEEN MARYLAND QLT MUN INC FD COM |
| NMZ | NUVEEN MUN HIGH INCOME OPP FD COM |
| NNA | NAVIOS MARITIME ACQUIS CORP SHS |
| NNBR | NN INC COM |
| NNC | NUVEEN NORTH CAROLINA QLTY MUN COM |
| NNDM | NANO DIMENSION LTD SPONS ADR |
| NNI | NELNET INC CL A |
| NNN | NATIONAL RETAIL PPTYS INC COM |
| NNN-E | NATIONAL RETAIL PPTYS INC DEP SHS REP1/100 |
| NNN-F | NATIONAL RETAIL PPTYS INC DEP SHS PFD F |
| NNVC | NANOVIRICIDES INC COM NEW |
| NNY | NUVEEN NY MUN VALUE FD COM |
| NOA | NORTH AMERICAN CONST COM |
| NOAH | NOAH HLDGS LTD SPON ADS CL A |

| NOBL | ProShares S&P 500 Dividend Aristocrats ETF |
|---|---|
| NOC | NORTHROP GRUMMAN CORP COM |
| NODK | NI HLDGS INC COM |
| NOG | NORTHERN OIL & GAS INC NEV COM |
| NOK | NOKIA CORP SPONSORED ADR |
| NOM | NUVEEN MISSOURI QLT MUN INC FD COM |
| NOMD | NOMAD FOODS LTD USD ORD SHS |
| NORW | GLOBAL X FDS GLBX MSCI NORW |
| NOV | NATIONAL OILWELL VARCO INC COM |
| NOVN | NOVAN INC COM |
| NOVT | NOVANTA INC COM |
| NOW | SERVICENOW INC COM |
| NP | NEENAH INC COM |
| NPK | NATIONAL PRESTO INDS INC COM |
| NPN | NUVEEN PA MUN VALUE FD COM |
| NPO | ENPRO INDS INC COM |
| NPTN | NEOPHOTONICS CORP COM |
| NPV | NUVEEN VIRGINIA QLTY MUNCPL FD COM |
| NQP | NUVEEN PENNSYLVANIA QLT MUN FD COM |
| NR | NEWPARK RES INC COM PAR $.01NEW |
| NRC | NATIONAL RESH CORP COM NEW |
| NRE | NORTHSTAR REALTY EUROPE CORP COM |
| NRG | NRG ENERGY INC COM NEW |
| NRIM | NORTHRIM BANCORP INC COM |
| NRK | NUVEEN NEW YORK AMT QLT MUNICP COM |
| NRO | NEUBERGER BERMAN RE ES SEC FD COM |
| NRP | NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR |
| NRT | NORTH EUROPEAN OIL RTY TR SH BEN INT |
| NRZ | NEW RESIDENTIAL INVT CORP COM NEW |
| NS | NUSTAR ENERGY LP UNIT COM |
| NSA | NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN |
| NS-A | NUSTAR ENERGY LP PFD UNIT SER A |
| NSA-A | NATIONAL STORAGE AFFILIATES TR 6% PFD BEN INT A |
| NS-B | NUSTAR ENERGY LP RED PFD SER B |
| NSC | NORFOLK SOUTHERN CORP COM |
| NS-C | NUSTAR ENERGY LP 9.00% CUM PFD C |
| NSEC | NATIONAL SEC GROUP INC COM |
| NSH | NUSTAR GP HOLDINGS LLC UNIT RESTG LLC |
| NSIT | INSIGHT ENTERPRISES INC COM |

| | |
|---|---|
| NSL | NUVEEN SR INCOME FD COM |
| NSM | NATIONSTAR MTG HLDGS INC COM |
| NSP | INSPERITY INC COM |
| NSPR | INSPIREMD INC COM PAR |
| NSPR+ | INSPIREMD INC WT EXP 070721 |
| NSPR+B | INSPIREMD INC WT B EXP 031422 |
| NSS | NUSTAR LOGISTICS L P SB NT FX/FL 43 |
| NSSC | NAPCO SEC TECHNOLOGIES INC COM |
| NSTG | NANOSTRING TECHNOLOGIES INC COM |
| NSU | NEVSUN RES LTD COM |
| NSYS | NORTECH SYS INC COM |
| NTAP | NETAPP INC COM |
| NTB | BANK OF NT BUTTERFIELD&SON LTD SHS NEW |
| NTC | NUVEEN CONNECTICUT QLTY MUN FD COM |
| NTCT | NETSCOUT SYS INC COM |
| NTEC | INTEC PHARMA LTD JERUSALEM SHS |
| NTES | NETEASE INC SPONSORED ADR |
| NTG | TORTOISE MLP FD INC COM |
| NTG^ | TORTOISE MLP FD INC RT |
| NTGR | NETGEAR INC COM |
| NTIC | NORTHERN TECH INTL CORP COM |
| NTIP | NETWORK 1 TECHNOLOGIES INC COM |
| NTLA | INTELLIA THERAPEUTICS INC COM |
| NTN | NTN BUZZTIME INC COM PAR |
| NTNX | NUTANIX INC CL A |
| NTP | NAM TAI PPTY INC SHS |
| NTR | NUTRIEN LTD COM |
| NTRA | NATERA INC COM |
| NTRI | NUTRI SYS INC NEW COM |
| NTRP | NEUROTROPE INC COM NEW |
| NTRS | NORTHERN TR CORP COM |
| NTRSP | NORTHERN TR CORP DEP SHS RP PFD C |
| NTWK | NETSOL TECHNOLOGIES INC COM PAR $.001 |
| NTX | NUVEEN TEXAS QLTY MUN INCME FD COM |
| NTZ | NATUZZI S P A ADR |
| NUAG | NUSHARES ETF TR ENHANCED YIELD |
| NUAN | NUANCE COMMUNICATIONS INC COM |
| NUBD | NUSHARES ETF TR ESG US AGGRGTE |
| NUDM | NuShares ESG International Developed Markets Equity ETF |

| NUE | NUCOR CORP COM |
|---|---|
| NUEM | NuShares ESG Emerging Markets Equity ETF |
| NUGT | DIREXION SHS ETF TR DLY GOLD INDX 3X |
| NULG | NuShares ESG Large-Cap Growth ETF |
| NULV | NuShares ESG Large-Cap Value ETF |
| NUM | NUVEEN MICHIGAN QLT MUN INC FD COM |
| NUMG | NuShares ESG Mid-Cap Growth ETF |
| NUMV | NuShares ESG Mid-Cap Value ETF |
| NUO | NUVEEN OHIO QLTY MUN INCOME FD COM |
| NURE | NuShares Short-Term REIT ETF |
| NURO | NEUROMETRIX INC COM PAR |
| NUROW | NEUROMETRIX INC WT EXP 052920 |
| NUS | NU SKIN ENTERPRISES INC CL A |
| NUSA | NUSHARES ETF TR ENHANCD 1 5 YR |
| NUSC | NuShares ESG Small-Cap ETF |
| NUV | NUVEEN MUN VALUE FD INC COM |
| NUVA | NUVASIVE INC COM |
| NUW | NUVEEN AMT-FREE MUN VALUE FD COM |
| NVAX | NOVAVAX INC COM |
| NVCN | NEOVASC INC COM |
| NVCR | NOVOCURE LTD ORD SHS |
| NVDA | NVIDIA CORP COM |
| NVEC | NVE CORP COM NEW |
| NVEE | NV5 GLOBAL INC COM |
| NVFY | NOVA LIFESTYLE INC COM |
| NVG | NUVEEN AMT FREE MUN CR INC FD COM |
| NVGS | NAVIGATOR HOLDINGS LTD SHS |
| NVIV | INVIVO THERAPEUTICS HLDGS CORP COM PAR |
| NVLN | NOVELION THERAPEUTICS INC COM NEW |
| NVMI | NOVA MEASURING INSTRUMENTS LTD COM |
| NVMM | NOVUME SOLUTIONS INC COM |
| NVO | NOVO-NORDISK A S ADR |
| NVR | NVR INC COM |
| NVRO | NEVRO CORP COM |
| NVS | NOVARTIS A G SPONSORED ADR |
| NVT | NVENT ELECTRIC PLC SHS |
| NVTA | INVITAE CORP COM |
| NVTR | NUVECTRA CORP COM |
| NVUS | NOVUS THERAPEUTICS INC COM |

| NWBI | NORTHWEST BANCSHARES INC MD COM |
|---|---|
| NWE | NORTHWESTERN CORP COM NEW |
| NWFL | NORWOOD FINANCIAL CORP COM |
| NWHM | NEW HOME CO INC COM |
| NWL | NEWELL BRANDS INC COM |
| NWLI | NATIONAL WESTN LIFE GROUP INC CL A |
| NWN | NORTHWEST NAT GAS CO COM |
| NWPX | NORTHWEST PIPE CO COM |
| NWS | NEWS CORP NEW CL B |
| NWSA | NEWS CORP NEW CL A |
| NWY | NEW YORK & CO INC COM |
| NX | QUANEX BUILDING PRODUCTS CORP COM |
| NXC | NUVEEN CA SELECT TAX FREE PRTF SH BEN INT |
| NXE | NEXGEN ENERGY LTD COM |
| NXEO | NEXEO SOLUTIONS INC COM SHS |
| NXEOU | NEXEO SOLUTIONS INC UNIT 1 COM 1 WT |
| NXEOW | NEXEO SOLUTIONS INC WT EXP 060921 |
| NXJ | NUVEEN NEW JERSEY QULT MUN FD COM |
| NXN | NUVEEN NY SELECT TAX FREE PRTF SH BEN INT |
| NXP | NUVEEN SELECT TAX FREE INCM PT SH BEN INT |
| NXPI | NXP SEMICONDUCTORS N V COM |
| NXQ | NUVEEN SELECT TAX FREE INCM PT SH BEN INT |
| NXR | NUVEEN SELECT TAX FREE INCM 3 SH BEN INT |
| NXRT | NEXPOINT RESIDENTIAL TR INC COM |
| NXST | NEXSTAR MEDIA GROUP INC CL A |
| NXTD | NXT ID INC COM NEW |
| NXTDW | NXT ID INC WT EXP 020919 |
| NXTM | NXSTAGE MEDICAL INC COM |
| NYCB | NEW YORK CMNTY BANCORP INC COM |
| NYCB-A | NEW YORK CMNTY BANCORP INC DEP SHS REPSTG A |
| NYCB-U | NEW YORK CMNTY CAP TR V BONUSES UNIT |
| NYF | ISHARES TR NEW YORK MUN ETF |
| NYH | EATON VANCE N Y MUN BD FD II COM |
| NYLD | NRG YIELD INC CL C |
| NYLD.A | NRG YIELD INC CL A NEW |
| NYMT | NEW YORK MTG TR INC COM PAR $.02 |
| NYMTN | NEW YORK MTG TR INC 8% RED PFD D |
| NYMTO | NEW YORK MTG TR INC PFD-C CONV |
| NYMTP | NEW YORK MTG TR INC RED PFD B 7.75% |

| NYMX | NYMOX PHARMACEUTICAL CORP COM |
|---|---|
| NYNY | EMPIRE RESORTS INC COM PAR $0 01 |
| NYRT | NEW YORK REIT INC COM NEW |
| NYT | NEW YORK TIMES CO CL A |
| NYV | NUVEEN NEW YORK MUN VALUE FD 2 COM |
| NZF | NUVEEN MUNICIPAL CREDIT INC FD COM SH BEN INT |
| O | REALTY INCOME CORP COM |
| OAK | OAKTREE CAP GROUP LLC UNIT CL A |
| OAK-A | OAKTREE CAP GROUP LLC 6.625% PFD UT A |
| OAS | OASIS PETE INC NEW COM |
| OASI | FQF TR O SHARES ASIA |
| OASM | OASMIA PHARMACEUTICAL AB ADR |
| OBAS | OPTIBASE LTD SHS NEW NIS0.13 |
| OBCI | OCEAN BIO CHEM INC COM |
| OBE | OBSIDIAN ENERGY LTD COM |
| OBLN | OBALON THERAPEUTICS INC COM |
| OBNK | ORIGIN BANCORP INC COM |
| OBOR | KRANESHARES TR MSCI ONE BELT |
| OBSV | OBSEVA SA COM |
| OC | OWENS CORNING NEW COM |
| OCC | OPTICAL CABLE CORP COM NEW |
| OCFC | OCEANFIRST FINL CORP COM |
| OCIO | ETF SER SOLUTIONS CLEARSHS OCIO |
| OCIP | OCI PARTNERS LP COM UNIT REP LP |
| OCLR | OCLARO INC COM NEW |
| OCN | OCWEN FINL CORP COM NEW |
| OCSI | OAKTREE STRATEGIC INCOME CORP COM |
| OCSL | OAKTREE SPECIALTY LENDING CORP COM |
| OCSLL | OAKTREE SPECIALTY LENDING CORP 6.125% SR NT 28 |
| OCUL | OCULAR THERAPEUTIX INC COM |
| OCX | ONCOCYTE CORPORATION COM |
| ODC | OIL DRI CORP AMER COM |
| ODFL | OLD DOMINION FGHT LINES INC COM |
| ODP | OFFICE DEPOT INC COM |
| ODT | ODONATE THERAPEUTICS INC COM |
| OEC | ORION ENGINEERED CARBONS S A COM |
| OEF | ISHARES TR S&P 100 ETF |
| OESX | ORION ENERGY SYSTEMS INC COM |
| OEUR | FQF TR O SHS FTSE EUR |

| OEW | INVESCO EXCHANGE TRADED FD TR S&P100 EQL WGT |
|---|---|
| OFC | CORPORATE OFFICE PPTYS TR SH BEN INT |
| OFED | OCONEE FED FINL CORP COM |
| OFG | OFG BANCORP COM |
| OFG-A | OFG BANCORP PFD A 7.125% |
| OFG-B | OFG BANCORP 7% PFD SER B |
| OFG-D | OFG BANCORP PERP PFD-D |
| OFIX | ORTHOFIX INTL N V COM |
| OFLX | OMEGA FLEX INC COM |
| OFS | OFS CAP CORP COM |
| OFSSL | OFS CAP CORP 6.375% NT 25 |
| OGCP | EMPIRE ST RLTY OP L P UNIT LTD PRT 60 |
| OGE | OGE ENERGY CORP COM |
| OGEN | ORAGENICS INC COM PAR |
| OGIG | OSI ETF TR OSHS GBL INTER |
| OGS | ONE GAS INC COM |
| OHAI | OHA INVT CORP COM |
| OHGI | ONE HORIZON GROUP INC COM PAR |
| OHI | OMEGA HEALTHCARE INVS INC COM |
| OHRP | OHR PHARMACEUTICAL INC COM NEW |
| OI | OWENS ILL INC COM NEW |
| OIA | INVESCO MUNI INCOME OPP TRST COM |
| OIBR.C | OI S A SPONSORED ADR NE |
| OIH | VANECK VECTORS ETF TR OIL SVCS ETF |
| OII | OCEANEERING INTL INC COM |
| OIIL | CREDIT SUISSE AG NASSAU BRH NT BCOMCL 36 |
| OIIM | O2MICRO INTERNATIONAL LTD SPONS ADR |
| OILB | BARCLAYS BK PLC IPATH SER B GSCI |
| OILD | PROSHARES TR II ULTRAPRO 3X SHOR |
| OILK | ProShares K-1 Free Crude Oil Strategy ETF |
| OILU | PROSHARES TR II ULTRAPRO 3X CR |
| OILX | UBS AG LONDON BRH SER B LKD 46 |
| OIS | OIL STS INTL INC COM |
| OKDCC | EATON VANCE NEXTSHARES TR II OAKTREE DIVER CR |
| OKE | ONEOK INC NEW COM |
| OKTA | OKTA INC CL A |
| OLBK | OLD LINE BANCSHARES INC COM |
| OLD | JANUS DETROIT STR TR LONG TERM CARE |
| OLED | UNIVERSAL DISPLAY CORP COM |

| | |
|---|---|
| OLEM | BARCLAYS BK PLC IPTH CRUDE OIL |
| OLLI | OLLIES BARGAIN OUTLT HLDGS INC COM |
| OLN | OLIN CORP COM PAR $1 |
| OLO | DEUTSCHE BK AG LONDON BRH DB CRUDE OIL LNG |
| OLP | ONE LIBERTY PPTYS INC COM |
| OMAB | GRUPO AEROPORTUARIO CTR NORTE SPON ADR |
| OMAD | ONE MADISON CORP COM CL A |
| OMAD+ | ONE MADISON CORP WT EXP 000023 |
| OMAD= | ONE MADISON CORP UNIT EX |
| OMC | OMNICOM GROUP INC COM |
| OMCL | OMNICELL INC COM |
| OMED | ONCOMED PHARMACEUTICALS INC COM |
| OMER | OMEROS CORP COM |
| OMEX | ODYSSEY MARINE EXPLORATION INC COM NEW |
| OMF | ONEMAIN HLDGS INC COM |
| OMFL | Oppenheimer Russell 1000 Dynamic Multifactor ETF |
| OMFS | Oppenheimer Russell 2000 Dynamic Multifactor ETF |
| OMI | OWENS & MINOR INC NEW COM |
| OMN | OMNOVA SOLUTIONS INC COM |
| OMOM | Oppenheimer Russell 1000 Momentum Factor ETF |
| OMP | OASIS MIDSTREAM PARTNERS LP COM UNITS REPS |
| ON | ON SEMICONDUCTOR CORP COM |
| ONB | OLD NATL BANCORP IND COM |
| ONCE | SPARK THERAPEUTICS INC COM |
| ONCS | ONCOSEC MED INC COM NEW |
| ONCY | ONCOLYTICS BIOTECH INC COM NEW |
| ONDK | ON DECK CAP INC COM |
| ONE | ONESMART INTL ED GROUP LTD SPONSORED ADS |
| ONEO | SPDR SER TR RUSSELL MOMENTUM |
| ONEQ | FIDELITY COMWLTH TR NDQ CP IDX TRK |
| ONEV | SPDR SER TR RUSSELL LOW VOL |
| ONEY | SPDR SER TR RUSSELL YIELD |
| ONP | ORIENT PAPER INC COM NEW |
| ONS | ONCOBIOLOGICS INC COM |
| ONSIW | ONCOBIOLOGICS INC WT EXP A 021819 |
| ONTL | OSI ETF TR OSHARES FTSE |
| ONTX | ONCONOVA THERAPEUTICS INC COM NEW |
| ONTXW | ONCONOVA THERAPEUTICS INC WT EXP 071121 |
| ONVO | ORGANOVO HLDGS INC COM |

| | |
|---|---|
| OOMA | OOMA INC COM |
| OPB | OPUS BK IRVINE CALIF COM |
| OPBK | OP BANCORP COM |
| OPES | OPES ACQUISITION CORP COM |
| OPESU | OPES ACQUISITION CORP UNIT EX 030723 |
| OPESW | OPES ACQUISITION CORP WT EXP 031323 |
| OPGN | OPGEN INC COM NEW |
| OPGNW | OPGEN INC WT EXP 050820 |
| OPHC | OPTIMUMBANK HOLDINGS INC COM |
| OPHT | OPHTHOTECH CORP COM |
| OPK | OPKO HEALTH INC COM |
| OPNT | OPIANT PHARMACEUTICALS INC COM |
| OPOF | OLD POINT FINL CORP COM |
| OPP | RIVERNORTH DOUBLELINE STRATEGC COM |
| OPRX | OPTIMIZERX CORP COM NEW |
| OPTN | OPTINOSE INC COM |
| OPTT | OCEAN PWR TECHNOLOGIES INC COM PAR $ |
| OPY | OPPENHEIMER HLDGS INC CL A NON VTG |
| OQAL | Oppenheimer Russell 1000 Quality Factor ETF |
| OR | OSISKO GOLD ROYALTIES LTD COM |
| ORA | ORMAT TECHNOLOGIES INC COM |
| ORAN | ORANGE SPONSORED ADR |
| ORBC | ORBCOMM INC COM |
| ORBK | ORBOTECH LTD ORD |
| ORC | ORCHID IS CAP INC COM |
| ORCL | ORACLE CORP COM |
| ORG | JANUS DETROIT STR TR ORGANICS ETF |
| ORGS | ORGENESIS INC COM NEW |
| ORI | OLD REP INTL CORP COM |
| ORIG | OCEAN RIG UDW INC COM CL A |
| ORIT | ORITANI FINL CORP DEL COM |
| ORLY | O REILLY AUTOMOTIVE INC NEW COM |
| ORM | OWENS RLTY MTG INC COM |
| ORMP | ORAMED PHARM INC COM NEW |
| ORN | ORION GROUP HOLDINGS INC COM |
| ORPN | BIOBLAST PHARMA LTD SHS NEW |
| ORRF | ORRSTOWN FINL SVCS INC COM |
| OSB | NORBORD INC COM NEW |
| OSBC | OLD SECOND BANCORP INC ILL COM |

| | |
|---|---|
| OSBCP | OLD SECOND CAP TR I PFD TR SEC |
| OSG | OVERSEAS SHIPHOLDING GROUP INC CL A NEW |
| OSIS | OSI SYSTEMS INC COM |
| OSIZ | Oppenheimer Russell 1000 Size Factor ETF |
| OSK | OSHKOSH CORP COM |
| OSLE | OAKTREE SPECIALTY LENDING CORP 5.875% SR NT 24 |
| OSN | OSSEN INNOVATION CO LTD SPONSORED ADR NE |
| OSPN | ONESPAN INC COM |
| OSPR | OSPREY ENERGY ACQUISITION CORP CL A COM |
| OSPRU | OSPREY ENERGY ACQUISITION CORP UNIT EXP 072122 |
| OSPRW | OSPREY ENERGY ACQUISITION CORP WT EXP 072122 |
| OSS | ONE STOP SYS INC COM |
| OSTK | OVERSTOCK COM INC DEL COM |
| OSUR | ORASURE TECHNOLOGIES INC COM |
| OTEL | OTELCO INC CL A NEW |
| OTEX | OPEN TEXT CORP COM |
| OTIC | OTONOMY INC COM |
| OTIV | ON TRACK INNOVATION LTD SHS |
| OTTR | OTTER TAIL CORP COM |
| OTTW | OTTAWA BANCORP INC COM |
| OUNZ | VANECK MERK GOLD TRUST GOLD TRUST |
| OUSA | FQF TR OSHARS FTSE US |
| OUSM | OSI ETF TR OSHARES FTSE |
| OUT | OUTFRONT MEDIA INC COM |
| OVAS | OVASCIENCE INC COM |
| OVBC | OHIO VY BANC CORP COM |
| OVID | OVID THERAPEUTICS INC COM |
| OVLC | INVESCO EXCH TRD SLF IDX FD TR US LRG CP OPTM |
| OVLU | Oppenheimer Russell 1000 Value Factor ETF |
| OVLY | OAK VALLEY BANCORP OAKDALE CAL COM |
| OVOL | Oppenheimer Russell 1000 Low Volatility Factor ETF |
| OXBR | OXBRIDGE RE HLDGS LTD SHS |
| OXBRW | OXBRIDGE RE HLDGS LTD WT EXP 032619 |
| OXFD | OXFORD IMMUNOTEC GLOBAL PLC ORD SHS |
| OXLC | OXFORD LANE CAP CORP COM |
| OXLCM | OXFORD LANE CAP CORP 6.75% PF TRM 24 |
| OXLCO | OXFORD LANE CAP CORP PFD SHS SER 2023 |
| OXM | OXFORD INDS INC COM |
| OXSQ | OXFORD SQUARE CAP CORP COM |

| | |
|---|---|
| OXSQL | OXFORD SQUARE CAP CORP 6.50% NT 24 |
| OXY | OCCIDENTAL PETE CORP DEL COM |
| OYLD | Oppenheimer Russell 1000 Yield Factor ETF |
| OZM | OCH ZIFF CAP MGMT GROUP CL A |
| OZRK | BANK OF THE OZARKS COM |
| P | PANDORA MEDIA INC COM |
| PAA | PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN |
| PAAS | PAN AMERICAN SILVER CORP COM |
| PAC | GPO AEROPORTUARIO DEL PAC SAB SPON ADR B |
| PACB | PACIFIC BIOSCIENCES CALIF INC COM |
| PACQ | PURE ACQUISITION CORP CL A |
| PACQU | PURE ACQUISITION CORP UNIT EXP 041323 |
| PACQW | PURE ACQUISITION CORP WT EXP 041723 |
| PACW | PACWEST BANCORP DEL COM |
| PAF | INVESCO EXCHNG TRADED FD TR II FTSE RAFI ASIA |
| PAG | PENSKE AUTOMOTIVE GRP INC COM |
| PAGG | INVESCO EXCHNG TRADED FD TR II GLOBAL AGRCLTR |
| PAGP | PLAINS GP HLDGS L P LTD PARTNR INT A |
| PAGS | PAGSEGURO DIGITAL LTD COM CL A |
| PAH | PLATFORM SPECIALTY PRODS CORP COM |
| PAHC | PHIBRO ANIMAL HEALTH CORP CL A COM |
| PAI | WESTERN ASSET INVESTMENT GRADE COM |
| PAK | GLOBAL X FDS MSCI PAKISTAN |
| PALL | ETFS PALLADIUM TR SH BEN INT |
| PAM | PAMPA ENERGIA S A SPONS ADR LVL I |
| PANL | PANGAEA LOGISTICS SOLUTION LTD SHS |
| PANW | PALO ALTO NETWORKS INC COM |
| PAR | PAR TECHNOLOGY CORP COM |
| PARR | PAR PACIFIC HOLDINGS INC COM NEW |
| PATI | PATRIOT TRANSN HLDG INC COM |
| PATK | PATRICK INDS INC COM |
| PAVE | Global X U.S. Infrastructure Development ETF |
| PAVM | PAVMED INC COM |
| PAVMW | PAVMED INC WT EXP 012922 |
| PAVMZ | PAVMED INC WT Z EXP 043024 |
| PAY | VERIFONE SYS INC COM |
| PAYC | PAYCOM SOFTWARE INC COM |
| PAYX | PAYCHEX INC COM |
| PB | PROSPERITY BANCSHARES INC COM |

| | |
|---|---|
| PBA | PEMBINA PIPELINE CORP COM |
| PBB | PROSPECT CAPITAL CORPORATION 6.25% NTS 2024 |
| PBBI | PB BANCORP INC COM |
| PBCT | PEOPLES UNITED FINANCIAL INC COM |
| PBCTP | PEOPLES UNITED FINANCIAL INC PERP PFD SER A |
| PBD | INVESCO EXCHNG TRADED FD TR II GBL CLEAN ENRG |
| PBDM | Invesco PureBeta FTSE Developed ex-North America ETF |
| PBE | INVESCO EXCHANGE TRADED FD TR DYNMC BIOTECH |
| PBEE | Invesco PureBeta FTSE Emerging Markets ETF |
| PBF | PBF ENERGY INC CL A |
| PBFX | PBF LOGISTICS LP UNIT LTD PTNR |
| PBH | PRESTIGE BRANDS HLDGS INC COM |
| PBHC | PATHFINDER BANCORP INC MD COM |
| PBI | PITNEY BOWES INC COM |
| PBI-B | PITNEY BOWES INC NT 43 |
| PBIP | PRUDENTIAL BANCORP INC NEW COM |
| PBJ | INVESCO EXCHANGE TRADED FD TR DYNMC FOOD BEV |
| PBND | Invesco PureBeta US Aggregate Bond ETF |
| PBP | INVESCO EXCHANGE TRADED FD TR S&P500 BUY WRT |
| PBPB | POTBELLY CORP COM |
| PBR | PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR |
| PBR.A | PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG |
| PBS | INVESCO EXCHANGE TRADED FD TR DYNMC MEDIA |
| PBSK | POAGE BANKSHARES INC COM |
| PBSM | Invesco PureBeta MSCI USA Small Cap ETF |
| PBT | PERMIAN BASIN RTY TR UNIT BEN INT |
| PBTP | Invesco PureBeta 0-5 Yr US TIPS ETF |
| PBUS | Invesco PureBeta MSCI USA ETF |
| PBW | INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN |
| PBY | PROSPECT CAPITAL CORPORATION 6.25% NT 28 |
| PBYI | PUMA BIOTECHNOLOGY INC COM |
| PCAR | PACCAR INC COM |
| PCEF | INVESCO EXCHNG TRADED FD TR II CEF INM COMPSI |
| PCF | PUTMAN HIGH INCOME SEC FUND SHS BEN INT |
| PCG | PG&E CORP COM |
| PCG-A | PACIFIC GAS & ELEC CO PFD 1ST 6% |
| PCG-B | PACIFIC GAS & ELEC CO PFD 1ST 5.50% |
| PCG-C | PACIFIC GAS & ELEC CO PFD 1ST 5% |
| PCG-D | PACIFIC GAS & ELEC CO PFD 1ST 5% |

| | |
|---|---|
| PCG-E | PACIFIC GAS & ELEC CO PFD 1 SER A 5% |
| PCG-G | PACIFIC GAS & ELEC CO PFD 1ST 4.80% |
| PCG-H | PACIFIC GAS & ELEC CO PFD 1ST 4.50% |
| PCG-I | PACIFIC GAS & ELEC CO PFD 1ST 4.36% |
| PCH | POTLATCHDELTIC CORPORATION COM |
| PCI | PIMCO DYNMIC CREDIT AND MRT IN COM SHS |
| PCK | PIMCO CALIF MUN INCOME FD II COM |
| PCM | PCM FUND INC COM |
| PCMI | PCM INC COM |
| PCN | PIMCO CORPORATE INCOME STRATEG COM |
| PCOM | POINTS INTL LTD COM NEW |
| PCQ | PIMCO CA MUNICIPAL INCOME FD COM |
| PCRX | PACIRA PHARMACEUTICALS INC COM |
| PCSB | PCSB FINL CORP COM |
| PCTI | PC-TEL INC COM |
| PCTY | PAYLOCITY HLDG CORP COM |
| PCY | INVESCO EXCHNG TRADED FD TR II EMRNG MKT SVRG |
| PCYG | PARK CITY GROUP INC COM NEW |
| PCYO | PURECYCLE CORP COM NEW |
| PDBC | INVESCO ACTIVELY MANAGD ETF TR OPTIMUM YIELD |
| PDCE | PDC ENERGY INC COM |
| PDCO | PATTERSON COMPANIES INC COM |
| PDEX | PRO-DEX INC COLO COM NEW |
| PDFS | PDF SOLUTIONS INC COM |
| PDI | PIMCO DYNAMIC INCOME FD SHS |
| PDLB | PDL CMNTY BANCORP COM |
| PDLI | PDL BIOPHARMA INC COM |
| PDM | PIEDMONT OFFICE REALTY TR INC COM CL A |
| PDN | INVESCO EXCHNG TRADED FD TR II FTSE RAFI SML |
| PDP | INVESCO EXCHANGE TRADED FD TR DWA MOMENTUM |
| PDS | PRECISION DRILLING CORP COM 2010 |
| PDT | HANCOCK JOHN PREMUIM DIV FD COM SH BEN INT |
| PDVW | PDVWIRELESS INC COM |
| PE | PARSLEY ENERGY INC CL A |
| PEB | PEBBLEBROOK HOTEL TR COM |
| PEB-C | PEBBLEBROOK HOTEL TR PFD SER C 6.50% |
| PEB-D | PEBBLEBROOK HOTEL TR PFD SHS SER D |
| PEBK | PEOPLES BANCORP N C INC COM |
| PEBO | PEOPLES BANCORP INC COM |

| PED | PEDEVCO CORP COM PAR |
|---|---|
| PEG | PUBLIC SVC ENTERPRISE GROUP COM |
| PEGA | PEGASYSTEMS INC COM |
| PEGI | PATTERN ENERGY GROUP INC CL A |
| PEI | PENNSYLVANIA RL ESTATE INVT TR SH BEN INT |
| PEI-B | PENNSYLVANIA RL ESTATE INVT TR CUM RED PERP PFD |
| PEI-C | PENNSYLVANIA RL ESTATE INVT TR RED PFD SER C |
| PEI-D | PENNSYLVANIA RL ESTATE INVT TR 6.875% RED PFD D |
| PEIX | PACIFIC ETHANOL INC COM PAR $.001 |
| PEJ | INVESCO EXCHANGE TRADED FD TR DYNMC LEISURE |
| PEK | VANECK VECTORS ETF TR CHINAAMC CSI 300 |
| PEN | PENUMBRA INC COM |
| PENN | PENN NATL GAMING INC COM |
| PEO | ADAM NAT RES FD INC COM |
| PEP | PEPSICO INC COM |
| PER | SANDRIDGE PERMIAN TR COM UNIT BEN INT |
| PERI | PERION NETWORK LTD SHS |
| PERY | ELLIS PERRY INTL INC COM |
| PES | PIONEER ENERGY SVCS CORP COM |
| PESI | PERMA-FIX ENVIRONMENTAL SVCS COM NEW |
| PETQ | PETIQ INC COM CL A |
| PETS | PETMED EXPRESS INC COM |
| PETX | ARATANA THERAPEUTICS INC COM |
| PETZ | TDH HLDGS INC SHS |
| PETZC | GABELLI PET PARENT FUND NEXTSHARES |
| PEX | Proshares Global Listed Private Equity ETF |
| PEY | INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV |
| PEZ | INVESCO EXCHANGE TRADED FD TR DWA CYCLICALS |
| PF | PINNACLE FOODS INC DEL COM |
| PFBC | PREFERRED BK LOS ANGELES CA COM NEW |
| PFBI | PREMIER FINL BANCORP INC COM |
| PFD | FLAHERTY & CRUMRINE PFD INC FD COM |
| PFE | PFIZER INC COM |
| PFF | ISHARES TR S&P US PFD STK |
| PFFA | ETFIS SER TR I VIRTUS INFRCAP |
| PFFD | Global X U.S. Preferred ETF |
| PFFR | ETFIS SER TR I INFRACP REIT PFD |
| PFG | PRINCIPAL FINL GROUP INC COM |
| PFGC | PERFORMANCE FOOD GROUP CO COM |

| | |
|---|---|
| PFH | CABCO TR FOR J C PENNEY DEBS CTF TR 7.625% |
| PFI | INVESCO EXCHANGE TRADED FD TR DWA FINL MUMT |
| PFIE | PROFIRE ENERGY INC COM |
| PFIG | INVESCO EXCHNG TRADED FD TR II FNDMNTL IG CRP |
| PFIN | P & F INDS INC CL A NEW |
| PFIS | PEOPLES FINL SVCS CORP COM |
| PFL | PIMCO INCOME STRATEGY FUND COM |
| PFLT | PENNANTPARK FLOATING RATE CAP COM |
| PFM | INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV |
| PFMT | PERFORMANT FINL CORP COM |
| PFN | PIMCO INCOME STRATEGY FUND II COM |
| PFNX | PFENEX INC COM |
| PFO | FLAHERTY & CRUMRINE PFD INC OP COM |
| PFPT | PROOFPOINT INC COM |
| PFS | PROVIDENT FINL SVCS INC COM |
| PFSI | PENNYMAC FINL SVCS INC CL A |
| PFSW | PFSWEB INC COM NEW |
| PFXF | VANECK VECTORS ETF TR PFD SECS EX FINL |
| PG | PROCTER AND GAMBLE CO COM |
| PGAL | GLOBAL X FDS GBL X MSCI PT ET |
| PGC | PEAPACK-GLADSTONE FINL CORP COM |
| PGF | INVESCO EXCHANGE TRADED FD TR FINL PFD ETF |
| PGHY | INVESCO EXCHNG TRADED FD TR II GBL SRT TRM HY |
| PGJ | INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN |
| PGLC | PERSHING GOLD CORP COM NEW |
| PGMB | BARCLAYS BK PLC IPATH B PLATINUM |
| PGNX | PROGENICS PHARMACEUTICALS INC COM |
| PGP | PIMCO GLOBAL STOCKSPLS INCM FD COM |
| PGR | PROGRESSIVE CORP OHIO COM |
| PGRE | PARAMOUNT GROUP INC COM |
| PGTI | PGT INNOVATIONS INC COM |
| PGX | INVESCO EXCHNG TRADED FD TR II PFD ETF |
| PGZ | PRINCIPAL REAL ESTATE INCOME SHS BEN INT |
| PH | PARKER HANNIFIN CORP COM |
| PHB | INVESCO EXCHNG TRADED FD TR II FNDMNTL HY CRP |
| PHD | PIONEER FLOATING RATE TR COM |
| PHDG | INVESCO ACTIVELY MANAGD ETF TR S&P500 DOWNSID |
| PHG | KONINKLIJKE PHILIPS N V NY REG SH NEW |
| PHH | PHH CORP COM NEW |

| | |
|---|---|
| PHI | PLDT INC SPONSORED ADR |
| PHII | PHI INC COM VTG |
| PHIIK | PHI INC COM NON VTG |
| PHK | PIMCO HIGH INCOME FD COM SHS |
| PHM | PULTE GROUP INC COM |
| PHO | INVESCO EXCHANGE TRADED FD TR WATER RES ETF |
| PHT | PIONEER HIGH INCOME TR COM |
| PHX | PANHANDLE OIL AND GAS INC CL A |
| PHYS | SPROTT PHYSICAL GOLD TRUST UNIT |
| PI | IMPINJ INC COM |
| PICB | INVESCO EXCHNG TRADED FD TR II INTL CORP BD |
| PICK | iShares MSCI Global Metals & Mining Producers ETF |
| PICO | PICO HLDGS INC COM NEW |
| PID | INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI |
| PIE | INVESCO EXCHNG TRADED FD TR II DWA EMERG MKTS |
| PIH | 1347 PPTY INS HLDGS INC COM |
| PIHPP | 1347 PPTY INS HLDGS INC 8% PFD SER A |
| PII | POLARIS INDS INC COM |
| PILL | DIREXION SHS ETF TR DAILY PHARMA |
| PIM | PUTNAM MASTER INTER INCOME TR SH BEN INT |
| PIN | INVESCO INDIA EXCHG TRED FD TR INDIA ETF |
| PINC | PREMIER INC CL A |
| PIO | INVESCO EXCHNG TRADED FD TR II GLOBAL WATER |
| PIR | PIER 1 IMPORTS INC COM |
| PIRS | PIERIS PHARMACEUTICALS INC COM |
| PIXY | SHIFTPIXY INC COM |
| PIY | PREFERRED PLUS TR CZN-1 TR CTF |
| PIZ | INVESCO EXCHNG TRADED FD TR II DWA DEV MKTS |
| PJC | PIPER JAFFRAY COS COM |
| PJH | PRUDENTIAL FINL INC JR SUB NT 52 |
| PJP | INVESCO EXCHANGE TRADED FD TR DYNMC PHRMCTLS |
| PJT | PJT PARTNERS INC COM CL A |
| PK | PARK HOTELS RESORTS INC COM |
| PKB | INVESCO EXCHANGE TRADED FD TR DYNMC BLDG CON |
| PKBK | PARKE BANCORP INC COM |
| PKD | PARKER DRILLING CO COM |
| PKE | PARK ELECTROCHEMICAL CORP COM |
| PKG | PACKAGING CORP AMER COM |
| PKI | PERKINELMER INC COM |

| | |
|---|---|
| PKO | PIMCO INCOME OPPORTUNITY FD COM |
| PKOH | PARK OHIO HLDGS CORP COM |
| PKW | INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV |
| PKX | POSCO SPONSORED ADR |
| PLAB | PHOTRONICS INC COM |
| PLAY | DAVE & BUSTERS ENTMT INC COM |
| PLBC | PLUMAS BANCORP COM |
| PLCE | CHILDRENS PL INC COM |
| PLCY | EventShares U.S. Policy Alpha ETF |
| PLD | PROLOGIS INC COM |
| PLG | PLATINUM GROUP METALS LTD COM |
| PLLL | PIEDMONT LITHIUM LTD SPONSORED ADR |
| PLM | POLYMET MINING CORP COM |
| PLND | VANECK VECTORS ETF TR POLAND ETF |
| PLNT | PLANET FITNESS INC CL A |
| PLOW | DOUGLAS DYNAMICS INC COM |
| PLPC | PREFORMED LINE PRODS CO COM |
| PLSE | PULSE BIOSCIENCES INC COM |
| PLT | PLANTRONICS INC NEW COM |
| PLTM | GRANITESHARES PLATINUM TR SHS BEN INT |
| PLUG | PLUG POWER INC COM NEW |
| PLUS | EPLUS INC COM |
| PLW | INVESCO EXCHNG TRADED FD TR II 1 30 LADER TRE |
| PLX | PROTALIX BIOTHERAPEUTICS INC COM |
| PLXP | PLX PHARMA INC COM |
| PLXS | PLEXUS CORP COM |
| PLYA | PLAYA HOTELS & RESORTS NV SHS |
| PLYM | PLYMOUTH INDL REIT INC COM |
| PLYM-A | PLYMOUTH INDL REIT INC 7.50% PFD A |
| PM | PHILIP MORRIS INTL INC COM |
| PMBC | PACIFIC MERCANTILE BANCORP COM |
| PMD | PSYCHEMEDICS CORP COM NEW |
| PME | PINGTAN MARINE ENTERPRISE LTD SHS |
| PMF | PIMCO MUNICIPAL INCOME FD COM |
| PML | PIMCO MUN INCOME FD II COM |
| PMM | PUTNAM MANAGED MUN INCOM TR COM |
| PMO | PUTNAM MUN OPPORTUNITIES TR SH BEN INT |
| PMOM | PRINCIPAL EXCHANGE TRADED FDS SUSTINBLE MMNT |
| PMPT | ETFIS SER TR I ISECTR GRW ETF |

| | |
|---|---|
| PMR | INVESCO EXCHANGE TRADED FD TR DYNMC RETAIL |
| PMT | PENNYMAC MTG INVT TR COM |
| PMT-A | PENNYMAC MTG INVT TR PFD SER A |
| PMT-B | PENNYMAC MTG INVT TR CUM RED PFD B |
| PMTS | CPI CARD GROUP INC COM NEW |
| PMX | PIMCO MUN INCOME FD III COM |
| PNBK | PATRIOT NATL BANCORP INC COM NEW |
| PNC | PNC FINL SVCS GROUP INC COM |
| PNC+ | PNC FINL SVCS GROUP INC WT EXP 123118 |
| PNC-P | PNC FINL SVCS GROUP INC DEPOSITARY SHS P |
| PNC-Q | PNC FINL SVCS GROUP INC DEP REPSTG 1/400 |
| PNF | PIMCO NY MUNICIPAL INCOME FD COM |
| PNFP | PINNACLE FINL PARTNERS INC COM |
| PNI | PIMCO NEW YORK MUN FD II COM |
| PNK | PINNACLE ENTMT INC NEW COM |
| PNM | PNM RES INC COM |
| PNNT | PENNANTPARK INVT CORP COM |
| PNQI | INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT |
| PNR | PENTAIR PLC SHS |
| PNRG | PRIMEENERGY CORP COM |
| PNTR | POINTER TELOCATION LTD SHS |
| PNW | PINNACLE WEST CAP CORP COM |
| PODD | INSULET CORP COM |
| POL | POLYONE CORP COM |
| POLA | POLAR PWR INC COM |
| POOL | POOL CORPORATION COM |
| POPE | POPE RES DEL LTD PARTNERSHIP DEPOSITRY RCPT |
| POR | PORTLAND GEN ELEC CO COM NEW |
| POST | POST HLDGS INC COM |
| POWI | POWER INTEGRATIONS INC COM |
| POWL | POWELL INDS INC COM |
| PPA | INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN |
| PPBI | PACIFIC PREMIER BANCORP COM |
| PPC | PILGRIMS PRIDE CORP NEW COM |
| PPDF | PPDAI GROUP INC SPONSORED ADR |
| PPDM | DIREXION SHS ETF TR PORTFOLIO DEV |
| PPEM | DIREXION SHS ETF TR PORTFOLIO EMGR |
| PPG | PPG INDS INC COM |
| PPH | VANECK VECTORS ETF TR PHARMACEUTICAL |

| | |
|---|---|
| PPIH | PERMA PIPE INTL HLDGS INC COM |
| PPL | PPL CORP COM |
| PPLC | DIREXION SHS ETF TR PORTFLIO S&P 500 |
| PPLN | JPMORGAN CHASE FINL CO LLC CUSHING MLP 37 |
| PPLT | ETFS PLATINUM TR SH BEN INT |
| PPMC | DIREXION SHS ETF TR PORTFOLIO MID |
| PPR | VOYA PRIME RATE TR SH BEN INT |
| PPSC | DIREXION SHS ETF TR PORTFLIO S&P SML |
| PPSI | PIONEER PWR SOLUTIONS INC COM NEW |
| PPT | PUTNAM PREMIER INCOME TR SH BEN INT |
| PPTB | DIREXION SHS ETF TR PORTFLIO TOTAL |
| PPTY | ETF SER SOLUTIONS US DIVERSIFIED |
| PPX | PPL CAP FDG INC JR SUB NT-B 73 |
| PQG | PQ GROUP HLDGS INC COM |
| PRA | PROASSURANCE CORP COM |
| PRAA | PRA GROUP INC COM |
| PRAH | PRA HEALTH SCIENCES INC COM |
| PRAN | PRANA BIOTECHNOLOGY LTD SPON ADR NEW |
| PRB | VANECK VECTORS ETF TR PRE REFUNDED MUN |
| PRCP | PERCEPTRON INC COM |
| PREF | Principal Spectrum Preferred Securities Active ETF |
| PRE-F | PARTNERRE LTD REDPFD SHS SER F |
| PRE-G | PARTNERRE LTD PFD SER G 6.50% |
| PRE-H | PARTNERRE LTD PFD SER H 7.25% |
| PRE-I | PARTNERRE LTD PFD SER I 5.875% |
| PRF | INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1000 |
| PRFT | PERFICIENT INC COM |
| PRFZ | INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1500 |
| PRGO | PERRIGO CO PLC SHS |
| PRGS | PROGRESS SOFTWARE CORP COM |
| PRGX | PRGX GLOBAL INC COM NEW |
| PRH | PRUDENTIAL FINL INC JR SUB NT 53 |
| PRI | PRIMERICA INC COM |
| PRID | EXCHANGE LISTED FDS TR INSIGHTSHARES |
| PRIM | PRIMORIS SVCS CORP COM |
| PRK | PARK NATL CORP COM |
| PRKR | PARKERVISION INC COM NEW |
| PRLB | PROTO LABS INC COM |
| PRME | FIRST TR EXCHANGE TRADED FD IV HEITMAN GLOBAL |

| PRMW | PRIMO WTR CORP COM |
|---|---|
| PRN | INVESCO EXCHANGE TRADED FD TR DWA INDLS MUMT |
| PRNT | The 3D Printing ETF |
| PRO | PROS HOLDINGS INC COM |
| PROV | PROVIDENT FINL HLDGS INC COM |
| PRPH | PROPHASE LABS INC COM |
| PRPL | PURPLE INNOVATION INC COM |
| PRPLW | PURPLE INNOVATION INC WT EXP 020223 |
| PRPO | PRECIPIO INC COM |
| PRQR | PROQR THRAPEUTICS N V SHS EURO |
| PRSC | PROVIDENCE SVC CORP COM |
| PRSP | PERSPECTA INC COM |
| PRSS | CAFEPRESS INC COM |
| PRT | PERMROCK ROYALTY TRUST TR UNIT |
| PRTA | PROTHENA CORP PLC SHS |
| PRTK | PARATEK PHARMACEUTICALS INC COM |
| PRTO | PROTEON THERAPEUTICS INC COM |
| PRTS | U.S. AUTO PARTS NETWORK INC COM |
| PRTY | PARTY CITY HOLDCO INC COM |
| PRU | PRUDENTIAL FINL INC COM |
| PS | PLURALSIGHT INC COM CL A |
| PSA | PUBLIC STORAGE COM |
| PSA-A | PUBLIC STORAGE SHS REPSTG PFD |
| PSA-B | PUBLIC STORAGE DEP RPST PFD B |
| PSA-C | PUBLIC STORAGE DEP SHS PFD C |
| PSA-D | PUBLIC STORAGE DEP SHS PFD D |
| PSA-E | PUBLIC STORAGE PFD BEN INT E |
| PSA-F | PUBLIC STORAGE PFD SHS F 5.15% |
| PSA-G | PUBLIC STORAGE 5.05% CUM PFD G |
| PSAU | INVESCO EXCHNG TRADED FD TR II GLOBAL GLD PREC |
| PSA-U | PUBLIC STORAGE DEP SHS PFD-U |
| PSA-V | PUBLIC STORAGE DEP1/1000THPFD |
| PSA-W | PUBLIC STORAGE DEPSH1/1000PFD W |
| PSA-X | PUBLIC STORAGE DEP 1/1000 PFD X |
| PSA-Y | PUBLIC STORAGE DEP 1/1000 PFD Y |
| PSA-Z | PUBLIC STORAGE DEP SHS 1/1000 Z |
| PSB | PS BUSINESS PKS INC CALIF COM |
| PSB-U | PS BUSINESS PKS INC CALIF S R1/1000 PF U |
| PSB-V | PS BUSINESS PKS INC CALIF DEP1/1000 PFD V |

| | |
|---|---|
| PSB-W | PS BUSINESS PKS INC CALIF SHS PFD SER W |
| PSB-X | PS BUSINESS PKS INC CALIF 5.25% CUM PFD X |
| PSB-Y | PS BUSINESS PKS INC CALIF 5.20% SHS PFD Y |
| PSC | PRINCIPAL EXCHANGE TRADED FDS US SM MLT FC ETF |
| PSCC | INVESCO EXCHNG TRADED FD TR II S&P SMLCP STAP |
| PSCD | INVESCO EXCHNG TRADED FD TR II S&P SMLCP DISC |
| PSCE | INVESCO EXCHNG TRADED FD TR II S&P SMLCP ENGY |
| PSCF | INVESCO EXCHNG TRADED FD TR II S&P SMLCP FINL |
| PSCH | INVESCO EXCHNG TRADED FD TR II S&P SMLCP HELT |
| PSCI | INVESCO EXCHNG TRADED FD TR II S&P SMLCP INDL |
| PSCM | INVESCO EXCHNG TRADED FD TR II S&P SMLCP MATL |
| PSCT | INVESCO EXCHNG TRADED FD TR II S&P SMLCP INFO |
| PSCU | INVESCO EXCHNG TRADED FD TR II S&P SMLCP UTIL |
| PSDO | PRESIDIO INC COM |
| PSEC | PROSPECT CAPITAL CORPORATION COM |
| PSET | PRINCIPAL EXCHANGE TRADED FDS PRIN PRICE IDX |
| PSF | COHEN & STEERS SLT PFD INCM FD COM |
| PSI | INVESCO EXCHANGE TRADED FD TR DYNMC SEMICNDT |
| PSJ | INVESCO EXCHANGE TRADED FD TR DYNMC SOFTWARE |
| PSK | SPDR SERIES TRUST WELLS FG PFD ETF |
| PSL | INVESCO EXCHANGE TRADED FD TR DWA STAPLES |
| PSLV | SPROTT PHYSICAL SILVER TR TR UNIT |
| PSMB | Invesco Balanced Multi-Asset Allocation ETF |
| PSMC | Invesco Conservative Multi-Asset Allocation ETF |
| PSMG | Invesco Growth Multi-Asset Allocation ETF |
| PSMM | Invesco Moderately Conservative Multi-Asset Allocation ETF |
| PSMT | PRICESMART INC COM |
| PSO | PEARSON PLC SPONSORED ADR |
| PSP | INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT |
| PSQ | PROSHARES TR SHORT QQQ NEW |
| PSR | INVESCO ACTIVELY MANAGD ETF TR ACTIVE US REAL |
| PST | PROSHARES TR PSHS ULSHT 7-10Y |
| PSTG | PURE STORAGE INC CL A |
| PSTI | PLURISTEM THERAPEUTICS INC COM |
| PSX | PHILLIPS 66 COM |
| PSXP | PHILLIPS 66 PARTNERS LP COM UNIT REP INT |
| PTC | PTC INC COM |
| PTCT | PTC THERAPEUTICS INC COM |
| PTEN | PATTERSON UTI ENERGY INC COM |

| | |
|---|---|
| PTEU | Pacer TrendpilotTM European Index ETF |
| PTF | INVESCO EXCHANGE TRADED FD TR DWA TECHNOLOGY |
| PTGX | PROTAGONIST THERAPEUTICS INC COM |
| PTH | INVESCO EXCHANGE TRADED FD TR DWA HEALTHCARE |
| PTI | PROTEOSTASIS THERAPEUTICS INC COM |
| PTIE | PAIN THERAPEUTICS INC COM NEW |
| PTLA | PORTOLA PHARMACEUTICALS INC COM |
| PTLC | Pacer Trendpilot US Large Cap ETF |
| PTMC | Pacer Trendpilot US Mid Cap ETF |
| PTN | PALATIN TECHNOLOGIES INC COM PAR $ .01 |
| PTNQ | PACER FDS TR TRENDP 100 ETF |
| PTNR | PARTNER COMMUNICATIONS CO LTD ADR |
| PTR | PETROCHINA CO LTD SPONSORED ADR |
| PTSI | P A M TRANSN SVCS INC COM |
| PTX | PERNIX THERAPEUTICS HLDGS INC COM NEW |
| PTY | PIMCO CORPORATE & INCOME OPP F COM |
| PUB | PEOPLES UTAH BANCORP COM |
| PUI | INVESCO EXCHANGE TRADED FD TR DWA UTILS MUMT |
| PUK | PRUDENTIAL PLC ADR |
| PUK- | PRUDENTIAL PLC 6.75% PERP SUB |
| PUK-A | PRUDENTIAL PLC PER SUB 6.50% |
| PULM | PULMATRIX INC COM |
| PULS | PGIM ETF TR ULTRA SHORT |
| PUMP | PROPETRO HLDG CORP COM |
| PUTW | WISDOMTREE TR CBOE S&P 500 |
| PUW | INVESCO EXCHANGE TRADED FD TR WILDERHL PRGRS |
| PVAC | PENN VA CORP NEW COM |
| PVAL | PRINCIPAL EXCHANGE TRADED FDS CONTRARIAN VLU |
| PVBC | PROVIDENT BANCORP INC COM |
| PVG | PRETIUM RES INC COM |
| PVH | PVH CORP COM |
| PVI | INVESCO EXCHNG TRADED FD TR II VRDO TAX FREE |
| PVTL | PIVOTAL SOFTWARE INC COM CL A |
| PW | POWER REIT COM |
| PW-A | POWER REIT PFD SER A 7.75% |
| PWB | INVESCO EXCHANGE TRADED FD TR DYNMC LRG GWTH |
| PWC | INVESCO EXCHANGE TRADED FD TR DYNMC MKT ETF |
| PWOD | PENNS WOODS BANCORP INC COM |
| PWR | QUANTA SVCS INC COM |

| PWS | Pacer WealthShield ETF |
|---|---|
| PWV | INVESCO EXCHANGE TRADED FD TR DYNMC LRG VALU |
| PWZ | INVESCO EXCHNG TRADED FD TR II CALIF AMT MUN |
| PX | PRAXAIR INC COM |
| PXD | PIONEER NAT RES CO COM |
| PXE | INVESCO EXCHANGE TRADED FD TR DYNMC ENRG EXP |
| PXF | INVESCO EXCHNG TRADED FD TR II FTSE RAFI DEV |
| PXH | INVESCO EXCHNG TRADED FD TR II FTSE RAFI EMNG |
| PXI | INVESCO EXCHANGE TRADED FD TR DWA ENERGY MNT |
| PXJ | INVESCO EXCHANGE TRADED FD TR DYNMC OIL GAS |
| PXLG | INVESCO EXCHANGE TRADED FD TR RUSSEL 200 GWT |
| PXLV | INVESCO EXCHANGE TRADED FD TR RUSSEL 200 PUR |
| PXLW | PIXELWORKS INC COM NEW |
| PXMG | INVESCO EXCHANGE TRADED FD TR RUSEL MDCP GWT |
| PXMV | INVESCO EXCHANGE TRADED FD TR RUSEL MDCP PUR |
| PXQ | INVESCO EXCHANGE TRADED FD TR DYNMC NETWRNG |
| PXR | INVESCO EXCHNG TRADED FD TR II EMRNG MKT INFR |
| PXS | PYXIS TANKERS INC COM |
| PXSG | INVESCO EXCHANGE TRADED FD TR RUSEL 2000 PUR |
| PXSV | INVESCO EXCHANGE TRADED FD TR RUSEL 2000 VAL |
| PXUS | PRINCIPAL EXCHANGE TRADED FDS INTL MULT FACT |
| PY | PRINCIPAL EXCHANGE TRADED FDS PRIN SHRHLDR |
| PYDS | PAYMENT DATA SYS INC COM NEW |
| PYN | PIMCO NEW YORK MUN INCM FD 111 COM |
| PYPL | PAYPAL HLDGS INC COM |
| PYS | PPLUS TR RRD-1 CTF CL A |
| PYT | PPLUS TR GSC 2 CT FL RT |
| PYZ | INVESCO EXCHANGE TRADED FD TR DWA BASIC MATL |
| PZA | INVESCO EXCHNG TRADED FD TR II NATL AMT MUNI |
| PZC | PIMCO CALIF MUN INCOME FD III COM |
| PZD | INVESCO EXCHANGE TRADED FD TR CLEANTECH ETF |
| PZG | PARAMOUNT GOLD NEV CORP COM |
| PZI | INVESCO EXCHANGE TRADED FD TR ZACKS MICRO CP |
| PZN | PZENA INVESTMENT MGMT INC CLASS A |
| PZT | INVESCO EXCHNG TRADED FD TR II NY AMT FRE MUN |
| PZZA | PAPA JOHNS INTL INC COM |
| QABA | FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF |
| QADA | QAD INC CL A |
| QADB | QAD INC CL B |

| | |
|---|---|
| QAI | INDEXIQ ETF TR HEDGE MLTI ETF |
| QARP | DBX ETF TR XTRACKERS RUSE |
| QAT | ISHARES TR MSCI QATAR ETF |
| QBAK | QUALSTAR CORP COM NEW |
| QCAN | SPDR INDEX SHS FDS MSCI CDA STRTGIC |
| QCLN | FIRST TR EXCHANGE TRADED FD NAS CLNEDG GREEN |
| QCOM | QUALCOMM INC COM |
| QCP | QUALITY CARE PPTYS INC COM |
| QCRH | QCR HOLDINGS INC COM |
| QD | QUDIAN INC ADR |
| QDEF | FLEXSHARES TR QLT DIV DEF IDX |
| QDEL | QUIDEL CORP COM |
| QDEU | SPDR INDEX SHS FDS MSCI GER STRTGIC |
| QDF | FLEXSHARES TR QUALT DIVD IDX |
| QDYN | FLEXSHARES TR QLT DIVDYN IDX |
| QED | INDEXIQ ETF TR HDG EVE DRIV |
| QEFA | SPDR INDEX SHS FDS MSCI EAFE STRTGC |
| QEMM | SPDR INDEX SHS FDS MSCI EMRG MKTS |
| QEP | QEP RES INC COM |
| QES | QUINTANA ENERGY SVCS INC COM |
| QGBR | SPDR INDEX SHS FDS MSCI UK STRTGIC |
| QGEN | QIAGEN NV SHS NEW |
| QGTA | INDEXIQ ETF TR IQ LEADERS GTA |
| QHC | QUORUM HEALTH CORP COM |
| QID | PROSHARES TR ULTSHRT QQQ |
| QINC | FIRST TR EXCHANGE TRADED FD VI RBA QUALIN ETF |
| QIWI | QIWI PLC SPON ADR REP B |
| QJPN | SPDR INDEX SHS FDS MSCI JAP STRTGIC |
| QLC | FLEXSHARES TR US QUALITY CAP |
| QLD | PROSHARES TR PSHS ULTRA QQQ |
| QLS | INDEXIQ ETF TR LNG SHT TRACK |
| QLTA | ISHARES TR A RATE CP BD ETF |
| QLYS | QUALYS INC COM |
| QMN | INDEXIQ ETF TR IQ HEDGMKT NUT |
| QMOM | Alpha Architect U.S. Quantitative Momentum ETF |
| QNST | QUINSTREET INC COM |
| QQEW | FIRST TR NAS100 EQ WEIGHTED IX SHS |
| QQQ | INVESCO QQQ TR UNIT SER 1 |
| QQQC | GLOBAL X FDS NASDQ CHINA TECH |

| | |
|---|---|
| QQQE | DIREXION SHS ETF TR NAS100 EQL WGT |
| QQQX | NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS |
| QQXT | FIRST TR EXCHANGE TRADED FD NASDAQ 100 EX |
| QRHC | QUEST RESOURCE HLDG CORP COM NEW |
| QRTEA | QURATE RETAIL INC COM SER A |
| QRTEB | QURATE RETAIL INC COM SER B |
| QRVO | QORVO INC COM |
| QSII | QUALITY SYS INC COM |
| QSR | RESTAURANT BRANDS INTL INC COM |
| QSY | WISDOMTREE TR US QLT SHRHD YLD |
| QTEC | FIRST TR NASDAQ100 TECH INDEX SHS |
| QTM | QUANTUM CORP COM NEW |
| QTNA | QUANTENNA COMMUNICATIONS INC COM |
| QTNT | QUOTIENT LTD SHS |
| QTRH | QUARTERHILL INC COM |
| QTRX | QUANTERIX CORP COM |
| QTS | QTS RLTY TR INC COM CL A |
| QTS-A | QTS RLTY TR INC 7.12% CUM PFD A |
| QTWO | Q2 HLDGS INC COM |
| QUAD | QUAD / GRAPHICS INC COM CL A |
| QUAL | iShares Edge MSCI USA Quality Factor ETF |
| QUIK | QUICKLOGIC CORP COM |
| QUMU | QUMU CORP COM |
| QUOT | QUOTIENT TECHNOLOGY INC COM |
| QURE | UNIQURE NV SHS |
| QUS | SPDR SER TR MSCI USA STRTGIC |
| QVAL | Alpha Architect U.S. Quantitative Value ETF |
| QVM | ARROW INVTS TR QVM EQT FACTOR |
| QWLD | SPDR INDEX SHS FDS MSCI WRLD STRGIC |
| QXGG | QuantX Risk Managed Growth ETF |
| QXMI | QuantX Risk Managed Multi-Asset Income ETF |
| QXRR | QuantX Risk Managed Real Return ETF |
| QXTR | QuantX Risk Managed Multi-Asset Total Return ETF |
| QYLD | HORIZONS ETF TR I HORIZONS NASDAQ |
| R | RYDER SYS INC COM |
| RA | BROOKFIELD REAL ASSETS INCOME SHS BEN INT |
| RAAX | VANECK VECTORS ETF TR REAL ASSET ALC |
| RACE | FERRARI N V COM |
| RAD | RITE AID CORP COM |

| | |
|---|---|
| RADA | RADA ELECTR INDS LTD COM PAR NEW |
| RAIL | FREIGHTCAR AMER INC COM |
| RALS | PROSHARES TR RAFI LG SHT FD |
| RAND | RAND CAP CORP COM |
| RARE | ULTRAGENYX PHARMACEUTICAL INC COM |
| RARX | RA PHARMACEUTICALS INC COM |
| RAVE | RAVE RESTAURANT GROUP INC COM |
| RAVI | FLEXSHARES TR READY ACC VARI |
| RAVN | RAVEN INDS INC COM |
| RBA | RITCHIE BROS AUCTIONEERS COM |
| RBB | RBB BANCORP COM |
| RBBN | RIBBON COMMUNICATIONS INC COM |
| RBC | REGAL BELOIT CORP COM |
| RBCAA | REPUBLIC BANCORP KY CL A |
| RBCN | RUBICON TECHNOLOGY INC COM NEW |
| RBIN | ETF SER SOLUTIONS NATIONWIDE RSK |
| RBNC | RELIANT BANCORP INC COM |
| RBS | ROYAL BK SCOTLAND GROUP PLC SPONS ADR 2 ORD |
| RBS-S | ROYAL BK SCOTLAND GROUP PLC SP ADR PREF S |
| RBUS | ETF SER SOLUTIONS NATIONWIDE ETF |
| RCD | INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS |
| RCG | RENN FD INC COM |
| RCI | ROGERS COMMUNICATIONS INC CL B |
| RCII | RENT A CTR INC NEW COM |
| RCKT | ROCKET PHARMACEUTICALS INC COM |
| RCKY | ROCKY BRANDS INC COM |
| RCL | ROYAL CARIBBEAN CRUISES LTD COM |
| RCM | R1 RCM INC COM |
| RCMT | RCM TECHNOLOGIES INC COM NEW |
| RCON | RECON TECHNOLOGY LTD SHS |
| RCS | PIMCO STRATEGIC INCOME FD INC COM |
| RCUS | ARCUS BIOSCIENCES INC COM |
| RDC | ROWAN COMPANIES PLC SHS CL A |
| RDCM | RADCOM LTD SHS NEW |
| RDFN | REDFIN CORP COM |
| RDHL | REDHILL BIOPHARMA LTD SPONSORED ADS |
| RDI | READING INTERNATIONAL INC CL A |
| RDIB | READING INTERNATIONAL INC CL B |
| RDIV | OPPENHEIMER ETF TR S&P ULTRA DIVIDE |

| RDN | RADIAN GROUP INC COM |
|---|---|
| RDNT | RADNET INC COM |
| RDS.A | ROYAL DUTCH SHELL PLC SPONS ADR A |
| RDS.B | ROYAL DUTCH SHELL PLC SPON ADR B |
| RDUS | RADIUS HEALTH INC COM NEW |
| RDVT | RED VIOLET INC COM |
| RDVY | FIRST TR EXCHANGE TRADED FD VI RISNG DIVD ACHIV |
| RDWR | RADWARE LTD ORD |
| RDY | DR REDDYS LABS LTD ADR |
| RE | EVEREST RE GROUP LTD COM |
| RECN | RESOURCES CONNECTION INC COM |
| REDU | RISE ED CAYMAN LTD SPONSORED ADR |
| REED | REEDS INC COM |
| REEM | Oppenheimer Emerging Markets Revenue ETF |
| REET | ISHARES TR GLOBAL REIT ETF |
| REFA | Oppenheimer International Revenue ETF |
| REFR | RESEARCH FRONTIERS INC COM |
| REG | REGENCY CTRS CORP COM |
| REGI | RENEWABLE ENERGY GROUP INC COM NEW |
| REGL | ProShares S&P MidCap 400 Dividend Aristocrats ETF |
| REGN | REGENERON PHARMACEUTICALS COM |
| REI | RING ENERGY INC COM |
| REIS | REIS INC COM |
| REK | PROSHARES TR SHRT RL EST FD |
| RELL | RICHARDSON ELECTRS LTD COM |
| RELV | RELIV INTL INC COM NEW |
| RELX | RELX PLC SPONSORED ADR |
| REM | iShares Mortgage Real Estate ETF |
| REML | CREDIT SUISSE AG NASSAU BRH XLNKS REIT ETN36 |
| REMX | VANECK VECTORS ETF TR RARE EARTH STRAT |
| REN | RESOLUTE ENERGY CORP COM NEW |
| RENN | RENREN INC SPON ADR A NEW |
| RENX | RELX NV SPONSORED ADR |
| REPH | RECRO PHARMA INC COM |
| RES | RPC INC COM |
| RESI | FRONT YD RESIDENTIAL CORP COM |
| RESN | RESONANT INC COM |
| RETA | REATA PHARMACEUTICALS INC CL A |
| RETL | DIREXION SHS ETF TR RETAIL BULL 3X |

| RETO | RETO ECO SOLUTIONS INC COM |
|---|---|
| REV | REVLON INC CL A NEW |
| REVG | REV GROUP INC COM |
| REW | PROSHARES TR ULSHRT TECH NEW |
| REX | REX AMERICAN RESOURCES CORP COM |
| REXR | REXFORD INDL RLTY INC COM |
| REXR-A | REXFORD INDL RLTY INC RED PFD SER A |
| REXR-B | REXFORD INDL RLTY INC 5.875% PFD SER B |
| REZ | ISHARES TR RESIDNL REAL EST |
| RF | REGIONS FINL CORP NEW COM |
| RF-A | REGIONS FINL CORP NEW DEPSHS1/40PF A |
| RFAP | FIRST TR EXCH TRADED FD III RIVRFRNT DY ASIA |
| RF-B | REGIONS FINL CORP NEW DEP SHS PFD B |
| RFCI | ALPS ETF TR RIVERFRONT DYM |
| RFDA | ALPS ETF TR RIVERFRNT DYMC |
| RFDI | FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV |
| RFEM | FIRST TR EXCH TRADED FD III RIVR FRNT DYN |
| RFEU | FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR |
| RFFC | ALPS ETF TR RIVERFRNT FLEX |
| RFG | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR |
| RFI | COHEN & STEERS TOTAL RETURN FD COM |
| RFIL | RF INDS LTD COM PAR $0.01 |
| RFL | RAFAEL HLDGS INC COM CL B |
| RFP | RESOLUTE FST PRODS INC COM |
| RFUN | ALPS ETF TR RIVERFRONT UNC |
| RFV | INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL |
| RGA | REINSURANCE GROUP AMER INC COM NEW |
| RGCO | RGC RES INC COM |
| RGEN | REPLIGEN CORP COM |
| RGI | INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND |
| RGLB | Oppenheimer Global Revenue ETF |
| RGLD | ROYAL GOLD INC COM |
| RGLS | REGULUS THERAPEUTICS INC COM |
| RGNX | REGENXBIO INC COM |
| RGR | STURM RUGER & CO INC COM |
| RGS | REGIS CORP MINN COM |
| RGSE | REAL GOODS SOLAR INC CL A 2017 |
| RGT | ROYCE GLOBAL VALUE TR INC COM |
| RH | RH COM |

| | |
|---|---|
| RHE | REGIONAL HEALTH PPTYS INC COM |
| RHE-A | REGIONAL HEALTH PPTYS INC 10.875% PFD A |
| RHI | ROBERT HALF INTL INC COM |
| RHP | RYMAN HOSPITALITY PPTYS INC COM |
| RHS | INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP |
| RHT | RED HAT INC COM |
| RIBT | RICEBRAN TECHNOLOGIES COM NEW |
| RIBTW | RICEBRAN TECHNOLOGIES WT EXP 121818 |
| RICK | RCI HOSPITALITY HLDGS INC COM |
| RIF | RMR REAL ESTATE INCOME FUND COM |
| RIG | TRANSOCEAN LTD REG SHS |
| RIGL | RIGEL PHARMACEUTICALS INC COM NEW |
| RIGS | ALPS ETF TR RIVRFRNT STR INC |
| RILY | B RILEY FINL INC COM |
| RILYG | B RILEY FINL INC SR NT 7.25% 27 |
| RILYH | B RILEY FINL INC 7.375% SR NT 23 |
| RILYL | B RILEY FINL INC SR NT 7.5% 21 |
| RILYZ | B RILEY FINL INC SR NT 27 |
| RINF | PROSHARES TR INFLATN EXPECTNS |
| RING | ISHARES INC MSCI GBL GOLD MN |
| RIO | RIO TINTO PLC SPONSORED ADR |
| RIOT | RIOT BLOCKCHAIN INC COM |
| RISE | ETF MANAGER GROUP COMMODITY TR SIT RISING RTE |
| RIV | RIVERNORTH OPPRTUNITIES FD INC COM |
| RJA | SWEDISH EXPT CR CORP ROG AGRI ETN22 |
| RJF | RAYMOND JAMES FINANCIAL INC COM |
| RJI | SWEDISH EXPT CR CORP ROG TTL ETN 22 |
| RJN | SWEDISH EXPT CR CORP RG ENRGY ETN22 |
| RJZ | SWEDISH EXPT CR CORP RG METAL ETN22 |
| RKDA | ARCADIA BIOSCIENCES INC COM NEW |
| RL | RALPH LAUREN CORP CL A |
| RLGT | RADIANT LOGISTICS INC COM |
| RLGT-A | RADIANT LOGISTICS INC 9.75% SER A PFD |
| RLGY | REALOGY HLDGS CORP COM |
| RLH | RED LION HOTELS CORP COM |
| RLI | RLI CORP COM |
| RLJ | RLJ LODGING TR COM |
| RLJ-A | RLJ LODGING TR CUM CONV PFD A |
| RLJE | RLJ ENTMT INC COM NEW |

| RLM | REALM THERAPEUTICS PLC SPONSORED ADS |
|---|---|
| RLY | SSGA ACTIVE ETF TR MULT ASS RLRTN |
| RM | REGIONAL MGMT CORP COM |
| RMAX | RE MAX HLDGS INC CL A |
| RMBL | RUMBLEON INC CL B |
| RMBS | RAMBUS INC DEL COM |
| RMCF | ROCKY MTN CHOCOLATE FACTORY COM |
| RMD | RESMED INC COM |
| RMGN | RMG NETWORKS HLDG CORP COM NEW |
| RMNI | RIMINI STR INC DEL COM |
| RMP | RICE MIDSTREAM PARTNERS LP UNIT LTD PARTN |
| RMPL- | RIVERNORTH MARKETPLACE LENDING 5.875% PFD A |
| RMR | RMR GROUP INC CL A |
| RMT | ROYCE MICRO-CAP TR INC COM |
| RMTI | ROCKWELL MED INC COM |
| RNDB | RANDOLPH BANCORP INC COM |
| RNDM | FIRST TR EXCHANGE TRADED FD VI DEVELOPED INTL |
| RNDV | FIRST TR EXCHANGE TRADED FD VI US EQTY DIVI |
| RNEM | FIRST TR EXCHANGE TRADED FD VI EMERGING MKTS |
| RNET | RIGNET INC COM |
| RNG | RINGCENTRAL INC CL A |
| RNGR | RANGER ENERGY SVCS INC COM CL A |
| RNLC | FIRST TR EXCHANGE TRADED FD VI LARGE CP US EQ |
| RNMC | FIRST TR EXCHANGE TRADED FD VI MID CAP US EQT |
| RNN | REXAHN PHARMACEUTICALS INC COM NEW |
| RNP | COHEN & STEERS REIT & PFD INCM COM |
| RNR | RENAISSANCERE HOLDINGS LTD COM |
| RNR-C | RENAISSANCERE HOLDINGS LTD PFD C 6.08% |
| RNR-E | RENAISSANCERE HOLDINGS LTD PREF SHS SER E |
| RNR-F | RENAISSANCERE HLDGS LTD 5.750% PFD F |
| RNSC | FIRST TR EXCHANGE TRADED FD VI SMAL CP US EQT |
| RNST | RENASANT CORP COM |
| RNWK | REALNETWORKS INC COM NEW |
| ROAD | CONSTRUCTION PARTNERS INC COM CL A |
| ROAM | LATTICE STRATEGIES TR HARTFRD EMRG ETF |
| ROBO | EXCHANGE TRADED CONCEPTS TR ROBO GLB ETF |
| ROBT | FIRST TR EXCHANGE TRADED FD VI NASDQ ARTFCIAL |
| ROCK | GIBRALTAR INDS INC COM |
| RODI | BARCLAYS BK PLC RTRN DISABILIT |

| RODM | LATTICE STRATEGIES TR HARTFORD MLT ETF |
|---|---|
| ROG | ROGERS CORP COM |
| ROGS | LATTICE STRATEGIES TR HARTFORD GBL ETF |
| ROIC | RETAIL OPPORTUNITY INVTS CORP COM |
| ROK | ROCKWELL AUTOMATION INC COM |
| ROKU | ROKU INC COM CL A |
| ROL | ROLLINS INC COM |
| ROLL | RBC BEARINGS INC COM |
| ROM | PROSHARES TR PSHS ULTRA TECH |
| ROOF | INDEXIQ ETF TR US RL EST SMCP |
| ROP | ROPER TECHNOLOGIES INC COM |
| RORE | LATTICE STRATEGIES TR HARTFRD REIT ETF |
| ROSE | ROSEHILL RES INC CL A |
| ROSEU | ROSEHILL RES INC UT 1CL A & 1WT |
| ROSEW | ROSEHILL RES INC WT EXP 091622 |
| ROST | ROSS STORES INC COM |
| ROUS | LATTICE STRATEGIES TR HARTFORD US EQTY |
| ROX | CASTLE BRANDS INC COM |
| ROYT | PACIFIC COAST OIL TR UNIT BEN INT |
| RP | REALPAGE INC COM |
| RPAI | RETAIL PPTYS AMER INC CL A |
| RPD | RAPID7 INC COM |
| RPG | INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT |
| RPM | RPM INTL INC COM |
| RPT | RAMCO-GERSHENSON PPTYS TR COM SH BEN INT |
| RPT-D | RAMCO-GERSHENSON PPTYS TR PERP PFD-D CV |
| RPUT | WisdomTree CBOE Russell 2000 PutWrite Strategy Fund |
| RPV | INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL |
| RQI | COHEN & STEERS QUALITY RLTY FD COM |
| RRC | RANGE RES CORP COM |
| RRD | DONNELLEY R R & SONS CO COM |
| RRGB | RED ROBIN GOURMET BURGERS INC COM |
| RRR | RED ROCK RESORTS INC CL A |
| RRTS | ROADRUNNER TRNSN SVCS HLDG INC COM |
| RS | RELIANCE STEEL & ALUMINUM CO COM |
| RSG | REPUBLIC SVCS INC COM |
| RSLS | RESHAPE LIFESCIENCES INC COM NEW |
| RSP | INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT |
| RSPP | RSP PERMIAN INC COM |

| RST | ROSETTA STONE INC COM |
|---|---|
| RSX | VANECK VECTORS ETF TR RUSSIA ETF |
| RSXJ | VANECK VECTORS ETF TR RUSSIA SMALL CAP |
| RSYS | RADISYS CORP COM |
| RTEC | RUDOLPH TECHNOLOGIES INC COM |
| RTH | VANECK VECTORS ETF TR RETAIL ETF |
| RTIX | RTI SURGICAL INC COM |
| RTL | PACER FDS TR BNCHMRK RS ETF |
| RTM | INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT |
| RTN | RAYTHEON CO COM NEW |
| RTRX | RETROPHIN INC COM |
| RTTR | RITTER PHARMACEUTICALS INC COM NEW |
| RUBI | RUBICON PROJ INC COM |
| RUN | SUNRUN INC COM |
| RUSHA | RUSH ENTERPRISES INC CL A |
| RUSHB | RUSH ENTERPRISES INC CL B |
| RUSL | DIREXION SHS ETF TR DLY RUSSIA BL 3X |
| RUSS | DIREXION SHS ETF TR DAILY RUSSIA 3X |
| RUTH | RUTHS HOSPITALITY GROUP INC COM |
| RVEN | REVEN HSG REIT INC COM NEW |
| RVLT | REVOLUTION LIGHTING TECHNOLOGI COM NEW |
| RVNC | REVANCE THERAPEUTICS INC COM |
| RVNU | DBX ETF TR XTRACK MUN INFRA |
| RVP | RETRACTABLE TECHNOLOGIES INC COM |
| RVRS | Reverse Cap Weighted US Large Cap ETF |
| RVSB | RIVERVIEW BANCORP INC COM |
| RVT | ROYCE VALUE TR INC COM |
| RWGE | REGALWOOD GLOBAL ENERGY LTD COM CL A |
| RWGE+ | REGALWOOD GLOBAL ENERGY LTD WT EXP 120522 |
| RWGE= | REGALWOOD GLOBAL ENERGY LTD UNIT EXP000022 |
| RWJ | OPPENHEIMER ETF TR S&P SMALLCAP 600 |
| RWK | OPPENHEIMER ETF TR S&P MDCP 400 REV |
| RWL | OPPENHEIMER ETF TR S&P 500 REVENUE |
| RWLK | REWALK ROBOTICS LTD SHS |
| RWM | PROSHARES TR SHRT RUSSELL2000 |
| RWO | SPDR INDEX SHS FDS DJ GLB RL ES ETF |
| RWR | SPDR SERIES TRUST DJ REIT ETF |
| RWT | REDWOOD TR INC COM |
| RWW | OPPENHEIMER ETF TR S&P FINCIAL REVE |

| RWX | SPDR INDEX SHS FDS DJ INTL RL ETF |
|---|---|
| RXD | PROSHARES TR ULTSHT HLTHCRE |
| RXI | ISHARES TR GLB CNS DISC ETF |
| RXII | RXI PHARMACEUTICALS CORP NEW COM PAR |
| RXIIW | RXI PHARMACEUTICALS CORP NEW WT EXP 121621 |
| RXL | PROSHARES TR PSHS ULT HLTHCRE |
| RXN | REXNORD CORP NEW COM |
| RXN-A | REXNORD CORP NEW DEP SHS PFD A |
| RY | ROYAL BK CDA MONTREAL QUE COM |
| RYAAY | RYANAIR HLDGS PLC SPONSORED ADR NE |
| RYAM | RAYONIER ADVANCED MATLS INC COM |
| RYAM-A | RAYONIER ADVANCED MATLS INC PFD CV SER A |
| RYB | RYB ED INC ADR |
| RYE | INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR |
| RYF | INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN |
| RYH | INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT |
| RYI | RYERSON HLDG CORP COM |
| RYJ | INVESCO EXCHANGE TRADED FD TR RYMND JMS SB 1 |
| RYN | RAYONIER INC COM |
| RYT | INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC |
| RY-T | ROYAL BK OF CDA BD CDS DEP 1/40 6.75% C |
| RYTM | RHYTHM PHARMACEUTICALS INC COM |
| RYU | INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL |
| RZA | REINSURANCE GROUP AMER INC SUB DEB 42 |
| RZB | REINSURANCE GROUP AMER INC SB DB FX/FL56 |
| RZG | INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT |
| RZV | INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL |
| S | SPRINT CORP COM SER 1 |
| SA | SEABRIDGE GOLD INC COM |
| SAA | PROSHARES TR PSHS ULT SCAP600 |
| SAB | SARATOGA INVT CORP NT 23 |
| SABR | SABRE CORP COM |
| SACH | SACHEM CAP CORP COM |
| SAEX | SAEXPLORATION HLDGS INC COM NEW |
| SAFE | SAFETY INCOME & GROWTH INC COM |
| SAFM | SANDERSON FARMS INC COM |
| SAFT | SAFETY INS GROUP INC COM |
| SAGE | SAGE THERAPEUTICS INC COM |
| SAGG | DIREXION SHS ETF TR TL BD MKT BEAR |

| SAH | SONIC AUTOMOTIVE INC CL A |
|---|---|
| SAIA | SAIA INC COM |
| SAIC | SCIENCE APPLICATNS INTL CP NEW COM |
| SAIL | SAILPOINT TECHNLGIES HLDGS INC COM |
| SAL | SALISBURY BANCORP INC COM |
| SALM | SALEM MEDIA GROUP INC CL A |
| SALT | SCORPIO BULKERS INC COM |
| SAM | BOSTON BEER INC CL A |
| SAMG | SILVERCREST ASSET MGMT GROUP I CL A |
| SAN | BANCO SANTANDER SA ADR |
| SAN-B | BANCO SANTANDER S A GTD PFD SECS 6 |
| SAND | SANDSTORM GOLD LTD COM NEW |
| SANM | SANMINA CORPORATION COM |
| SANW | S&W SEED CO COM |
| SAP | SAP SE SPON ADR |
| SAR | SARATOGA INVT CORP COM NEW |
| SASR | SANDY SPRING BANCORP INC COM |
| SATS | ECHOSTAR CORP CL A |
| SAUC | DIVERSIFIED RSTRNT HLDGS INC COM |
| SAVE | SPIRIT AIRLS INC COM |
| SB | SAFE BULKERS INC COM |
| SBAC | SBA COMMUNICATIONS CORP NEW CL A |
| SBB | PROSHARES TR SHRT SMALLCAP60 |
| SBBC | SCORPIO TANKERS INC 8.25% SR NT 19 |
| SBBP | STRONGBRIDGE BIOPHARMA PLC SHS USD |
| SBBX | SB ONE BANCORP COM |
| SB-C | SAFE BULKERS INC RED PERP PFD C% |
| SBCF | SEACOAST BKG CORP FLA COM NEW |
| SB-D | SAFE BULKERS INC PERP PFD SER D |
| SBFG | SB FINL GROUP INC COM |
| SBFGP | SB FINL GROUP INC DEP SHS PFD 6.5% |
| SBGI | SINCLAIR BROADCAST GROUP INC CL A |
| SBGL | SIBANYE STILLWATER SPONSORED ADR |
| SBH | SALLY BEAUTY HLDGS INC COM |
| SBI | WESTERN ASSET INTM MUNI FD INC COM |
| SBIO | ALPS ETF TR MED BREAKTHGH |
| SBLK | STAR BULK CARRIERS CORP SHS PAR |
| SBLKZ | STAR BULK CARRIERS CORP 8.30% SR NT 22 |
| SBM | PROSHARES TR SHT BASIC MAT |

| | |
|---|---|
| SBNA | SCORPIO TANKERS INC 6.75 SR NOTE20 |
| SBNY | SIGNATURE BK NEW YORK N Y COM |
| SBNYW | SIGNATURE BK NEW YORK N Y WT PUR COM STK |
| SBOT | STELLAR BIOTECHNOLOGIES INC COM |
| SBOW | SILVERBOW RES INC COM |
| SBPH | SPRING BK PHARMACEUTICALS INC COM |
| SBR | SABINE ROYALTY TR UNIT BEN INT |
| SBRA | SABRA HEALTH CARE REIT INC COM |
| SBS | COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR |
| SBSI | SOUTHSIDE BANCSHARES INC COM |
| SBT | STERLING BANCORP INC COM |
| SBUX | STARBUCKS CORP COM |
| SC | SANTANDER CONSUMER USA HDG INC COM |
| SCA | STELLUS CAP INVT CORP 5.75% NT 2022 |
| SCAC | SABAN CAP ACQUISITION CORP COM CL A |
| SCACU | SABAN CAP ACQUISITION CORP UT 1COM 1WT EX |
| SCACW | SABAN CAP ACQUISITION CORP WT EXP 092121 |
| SCAP | ADVISORSHARES TR CORNERSTONE SM |
| SCC | PROSHARES TR ULTSHT CONS SERV |
| SCCO | SOUTHERN COPPER CORP COM |
| SCD | LMP CAP & INCOME FD INC COM |
| SCE-B | SOUTHERN CALIF EDISON CO PFD 4.08% |
| SCE-C | SOUTHERN CALIF EDISON CO PFD 4.24% |
| SCE-D | SOUTHERN CALIF EDISON CO PFD 4.32% |
| SCE-E | SOUTHERN CALIF EDISON CO PFD 4.78% |
| SCE-G | SCE TR II TR PFD SECS 5.1% |
| SCE-H | SCE TR III FXD/FLT RT PFD |
| SCE-J | SCE TR IV PFD SER J |
| SCE-K | SCE TR V PFD SEC |
| SCE-L | SCE TRUST VI 5% TR PREF SECS |
| SCG | SCANA CORP NEW COM |
| SCHA | SCHWAB STRATEGIC TR US SML CAP ETF |
| SCHB | SCHWAB STRATEGIC TR US BRD MKT ETF |
| SCHC | SCHWAB STRATEGIC TR INTL SCEQT ETF |
| SCHD | SCHWAB STRATEGIC TR US DIVIDEND EQ |
| SCHE | SCHWAB STRATEGIC TR EMRG MKTEQ ETF |
| SCHF | SCHWAB STRATEGIC TR INTL EQTY ETF |
| SCHG | SCHWAB STRATEGIC TR US LCAP GR ETF |
| SCHH | SCHWAB STRATEGIC TR US REIT ETF |

| SCHK | SCHWAB STRATEGIC TR 1000 INDEX ETF |
|---|---|
| SCHL | SCHOLASTIC CORP COM |
| SCHM | SCHWAB STRATEGIC TR US MID-CAP ETF |
| SCHN | SCHNITZER STL INDS CL A |
| SCHO | SCHWAB STRATEGIC TR SHT TM US TRES |
| SCHP | SCHWAB STRATEGIC TR US TIPS ETF |
| SCHR | SCHWAB STRATEGIC TR INTRM TRM TRES |
| SCHV | SCHWAB STRATEGIC TR US LCAP VA ETF |
| SCHW | SCHWAB CHARLES CORP NEW COM |
| SCHW-C | SCHWAB CHARLES CORP NEW DEP SHS PFD C |
| SCHW-D | SCHWAB CHARLES CORP NEW DEP SHS 1/40 PFD |
| SCHX | SCHWAB STRATEGIC TR US LRG CAP ETF |
| SCHZ | SCHWAB STRATEGIC TR US AGGREGATE B |
| SCI | SERVICE CORP INTL COM |
| SCID | GLOBAL X FDS SCIEN BETA EUR |
| SCIF | VANECK VECTORS ETF TR INDIA SMALL CAP |
| SCIJ | GLOBAL X FDS SCIEN BETA JPN |
| SCIN | COLUMBIA ETF TR II INDIA SML CP ETF |
| SCIU | GLOBAL X FDS SCIEN BETA US |
| SCIX | GLOBAL X FDS BETA ASIA EXJP |
| SCJ | ISHARES INC MSCI JAPN SMCETF |
| SCKT | SOCKET MOBILE INC COM NEW |
| SCL | STEPAN CO COM |
| SCM | STELLUS CAP INVT CORP COM |
| SCO | PROSHARES TR II ULSHT BLOOMB OIL |
| SCON | SUPERCONDUCTOR TECHNOLOGIES COM PAR NEW |
| SCOR | COMSCORE INC COM |
| SCPH | SCPHARMACEUTICALS INC COM |
| SCS | STEELCASE INC CL A |
| SCSC | SCANSOURCE INC COM |
| SCTO | GLOBAL X FDS GBL X JPM ROTA |
| SCVL | SHOE CARNIVAL INC COM |
| SCWX | SECUREWORKS CORP CL A |
| SCX | STARRETT L S CO CL A |
| SCYX | SCYNEXIS INC COM |
| SCZ | ISHARES TR EAFE SML CP ETF |
| SD | SANDRIDGE ENERGY INC COM NEW |
| SDCI | USCF ETF TR SUMMERHAVEN K1 |
| SDD | PROSHARES TR ULTSHT SMLCP600 |

| | |
|---|---|
| SDEM | GLOBAL X FDS MSCI SUPR EM ETF |
| SDI | STANDARD DIVERSIFIED INC COM CL A |
| SDIV | GLOBAL X FDS GLB X SUPERDIV |
| SDLP | SEADRILL PARTNERS LLC COMUNIT REP LB |
| SDOG | ALPS ETF TR SECTR DIV DOGS |
| SDOW | PROSHARES TR ULTRAPRO DOW 30 |
| SDP | PROSHARES TR ULSHRT UTILS NEW |
| SDPI | SUPERIOR DRILLING PRODS INC COM |
| SDR | SANDRIDGE MISSISSIPPIAN TR II SH BEN INT |
| SDRL | SEADRILL LIMITED SHS |
| SDS | PROSHARES TR ULTRASHRT S&P500 |
| SDT | SANDRIDGE MISSISSIPPIAN TR I UNIT BEN INT |
| SDVY | FIRST TR EXCHANGE TRADED FD VI SMID RISNG ETF |
| SDY | SPDR SERIES TRUST S&P DIVID ETF |
| SDYL | UBS AG LONDON BRH ETRACS 2XLVS&P |
| SE | SEA LTD ADR |
| SEA | INVESCO EXCHNG TRADED FD TR II SHIPPING ETF |
| SEAC | SEACHANGE INTL INC COM |
| SEAS | SEAWORLD ENTMT INC COM |
| SEB | SEABOARD CORP COM |
| SECO | SECOO HLDG LTD ADR |
| SECT | Main Sector Rotation ETF |
| SEDG | SOLAREDGE TECHNOLOGIES INC COM |
| SEE | SEALED AIR CORP NEW COM |
| SEED | ORIGIN AGRITECH LIMITED SHS |
| SEF | PROSHARES TR PSHS SHTFINL ETF |
| SEIC | SEI INVESTMENTS CO COM |
| SEII | SHARING ECONOMY INTL INC COM |
| SELB | SELECTA BIOSCIENCES INC COM |
| SELF | GLOBAL SELF STORAGE INC COM |
| SEM | SELECT MED HLDGS CORP COM |
| SEMG | SEMGROUP CORP CL A |
| SEND | SENDGRID INC COM |
| SENEA | SENECA FOODS CORP NEW CL A |
| SENEB | SENECA FOODS CORP NEW CL B |
| SENS | SENSEONICS HLDGS INC COM |
| SEP | SPECTRA ENERGY PARTNERS LP COM |
| SERV | SERVICEMASTER GLOBAL HLDGS INC COM |
| SES | SYNTHESIS ENERGY SYS INC COM NEW |

| SESN | SESEN BIO INC COM |
|---|---|
| SF | STIFEL FINL CORP COM |
| SF-A | STIFEL FINL CORP DSHS 1/40 PF A |
| SFB | STIFEL FINL CORP 5.20% SR NT 47 |
| SFBC | SOUND FINL BANCORP INC COM |
| SFBS | SERVISFIRST BANCSHARES INC COM |
| SFE | SAFEGUARD SCIENTIFICS INC COM NEW |
| SFHY | WisdomTree Fundamental U.S. Short-Term High Yield Corporate Bond Fund |
| SFIG | WisdomTree Fundamental U.S. Short-Term Corporate Bond Fund |
| SFIX | STITCH FIX INC COM CL A |
| SFL | SHIP FINANCE INTERNATIONAL LTD SHS |
| SFLY | SHUTTERFLY INC COM |
| SFM | SPROUTS FMRS MKT INC COM |
| SFNC | SIMMONS 1ST NATL CORP CL A $1 PAR |
| SFS | SMART & FINAL STORES INC COM |
| SFST | SOUTHERN FIRST BANCSHARES INC COM |
| SFUN | FANG HLDGS LTD ADR |
| SGA | SAGA COMMUNICATIONS INC CL A NEW |
| SGB | SOUTHWEST GA FINL CORP COM |
| SGBX | SG BLOCKS INC COM PAR |
| SGC | SUPERIOR GRP OF COMPANIES INC COM |
| SGDJ | ALPS ETF TR SPROTT JR GLD |
| SGDM | ALPS ETF TR SPROTT GL MINE |
| SGEN | SEATTLE GENETICS INC COM |
| SGGB | BARCLAYS BK PLC IPATH B SUGR SUB |
| SGH | SMART GLOBAL HLDGS INC SHS |
| SGLB | SIGMA LABS INC COM PAR |
| SGLBW | SIGMA LABS INC WT EXP 150222 |
| SGMA | SIGMATRON INTL INC COM |
| SGMO | SANGAMO THERAPEUTICS INC COM |
| SGMS | SCIENTIFIC GAMES CORP COM |
| SGOC | SGOCO GROUP LTD SHS NEW |
| SGOL | ETFS GOLD TR SHS |
| SGRP | SPAR GROUP INC COM |
| SGRY | SURGERY PARTNERS INC COM |
| SGU | STAR GROUP L P UNIT LTD PARTNR |
| SGYP | SYNERGY PHARMACEUTICALS DEL COM NEW |
| SGZA | SELECTIVE INS GROUP INC SR NT 43 |
| SH | PROSHARES TR SHORT S&P 500 NE |

| SHAG | WisdomTree Barclays Yield Enhanced U.S. Short-Term Aggregate Bond Fund |
|---|---|
| SHAK | SHAKE SHACK INC CL A |
| SHBI | SHORE BANCSHARES INC COM |
| SHE | SPDR SER TR SSGA GNDER ETF |
| SHEN | SHENANDOAH TELECOMMUNICATIONS COM |
| SHG | SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD |
| SHI | SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H |
| SHIP | SEANERGY MARITIME HLDGS CORP SHS NEW |
| SHIPW | SEANERGY MARITIME HLDGS CORP WT CL A 111021 |
| SHLD | SEARS HLDGS CORP COM |
| SHLDW | SEARS HLDGS CORP WT EXP 121519 |
| SHLM | SCHULMAN A INC COM |
| SHLO | SHILOH INDS INC COM |
| SHLX | SHELL MIDSTREAM PARTNERS L P UNIT LTD INT |
| SHM | SPDR SER TR NUVEEN BLMBRG SR |
| SHNY | DIREXION SHS ETF TR DAILY SLR BULL |
| SHO | SUNSTONE HOTEL INVS INC NEW COM |
| SHO-E | SUNSTONE HOTEL INVS INC NEW RED PFD SER E |
| SHO-F | SUNSTONE HOTEL INVS INC NEW PFD SER F |
| SHOO | MADDEN STEVEN LTD COM |
| SHOP | SHOPIFY INC CL A |
| SHOS | SEARS HOMETOWN & OUTLET STORES COM |
| SHPG | SHIRE PLC SPONSORED ADR |
| SHSP | SHARPSPRING INC COM |
| SHV | ISHARES TR SHORT TREAS BD |
| SHW | SHERWIN WILLIAMS CO COM |
| SHY | ISHARES TR 1 3 YR TREAS BD |
| SHYD | VANECK VECTORS ETF TR SHORT HIGH YIELD |
| SHYG | ISHARES TR 0-5YR HI YL CP |
| SHYL | DBX ETF TR XTRACKERS SHRT |
| SID | COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR |
| SIEB | SIEBERT FINL CORP COM |
| SIEN | SIENTRA INC COM |
| SIF | SIFCO INDS INC COM |
| SIFI | SI FINL GROUP INC MD COM |
| SIFY | SIFY TECHNOLOGIES LIMITED SPONSORED ADR |
| SIG | SIGNET JEWELERS LIMITED SHS |
| SIGA | SIGA TECHNOLOGIES INC COM |
| SIGI | SELECTIVE INS GROUP INC COM |

| | |
|---|---|
| SIGM | SIGMA DESIGNS INC COM |
| SIJ | PROSHARES TR ULTRASHORT INDL |
| SIL | GLOBAL X FDS GLOBAL X SILVER |
| SILC | SILICOM LTD ORD |
| SILJ | ETF MANAGERS TR PRIME JUNIR SLVR |
| SIM | GRUPO SIMEC S A B DE C V ADR |
| SIMO | SILICON MOTION TECHNOLOGY CORP SPONSORED ADR |
| SINA | SINA CORP ORD |
| SINO | SINO GLOBAL SHIPPING AMER LTD COM |
| SIR | SELECT INCOME REIT COM SH BEN INT |
| SIRI | SIRIUS XM HLDGS INC COM |
| SITE | SITEONE LANDSCAPE SUPPLY INC COM |
| SITO | SITO MOBILE LTD COM NEW |
| SIVB | SVB FINL GROUP COM |
| SIVR | ETFS SILVER TR SILVER SHS |
| SIX | SIX FLAGS ENTMT CORP NEW COM |
| SIZ | FQF TR AGFIQ US MK SIZE |
| SIZE | ISHARES TR USA SIZE FACTOR |
| SJB | PROSHARES TR SHRT HGH YIELD |
| SJI | SOUTH JERSEY INDS INC COM |
| SJIU | SOUTH JERSEY INDS INC CORP UNITS |
| SJM | SMUCKER J M CO COM NEW |
| SJNK | SPDR SER TR BLOOMBERG SRT TR |
| SJR | SHAW COMMUNICATIONS INC CL B CONV |
| SJT | SAN JUAN BASIN RTY TR UNIT BEN INT |
| SJW | SJW GROUP COM |
| SKF | PROSHARES TR ULTSHT FINLS NEW |
| SKIS | PEAK RESORTS INC COM |
| SKM | SK TELECOM LTD SPONSORED ADR |
| SKOR | FLEXSHARES TR CR SCD US BD |
| SKT | TANGER FACTORY OUTLET CTRS INC COM |
| SKX | SKECHERS U S A INC CL A |
| SKY | SKYLINE CHAMPION CORPORATION COM |
| SKYS | SKY SOLAR HLDGS LTD SPONSORED ADR |
| SKYW | SKYWEST INC COM |
| SKYY | FIRST TR EXCHANGE TRADED FD II CLOUD COMPUTING |
| SLAB | SILICON LABORATORIES INC COM |
| SLB | SCHLUMBERGER LTD COM |
| SLCA | U S SILICA HLDGS INC COM |

| | |
|---|---|
| SLCT | SELECT BANCORP INC NEW COM |
| SLD | SUTHERLAND ASSET MGMT CORP MD COM |
| SLDA | SUTHERLAND ASSET MGMT CORP MD 7% CN SR NT 2023 |
| SLDB | SOLID BIOSCIENCES INC COM |
| SLDD | SUTHERLAND ASSET MGMT CORP MD 6.5% SR NT 21 |
| SLF | SUN LIFE FINL INC COM |
| SLG | SL GREEN RLTY CORP COM |
| SLG-I | SL GREEN RLTY CORP PFD SER I |
| SLGL | SOL GEL TECHNOLOGIES SHS |
| SLGN | SILGAN HOLDINGS INC COM |
| SLIM | JANUS DETROIT STR TR OBESITY ETF |
| SLM | SLM CORP COM |
| SLMBP | SLM CORP PFD SER B |
| SLNO | SOLENO THERAPEUTICS INC COM NEW |
| SLNOW | SOLENO THERAPEUTICS INC WT A EXP 111219 |
| SLP | SIMULATIONS PLUS INC COM |
| SLQD | ISHARES TR 0-5YR INVT GR CP |
| SLRC | SOLAR CAP LTD COM |
| SLS | SELLAS LIFE SCIENCES GROUP INC COM |
| SLT | Salt truBeta High Exposure ETF |
| SLTB | SCORPIO BULKERS INC 7.5% SR NT 19 |
| SLV | ISHARES SILVER TRUST ISHARES |
| SLVO | CREDIT SUISSE NASSAU BRH X LINK SILVER SH |
| SLVP | iShares MSCI Global Silver Miners ETF |
| SLX | VANECK VECTORS ETF TR STEEL ETF |
| SLY | SPDR SERIES TRUST S&P 600 SML CAP |
| SLYG | SPDR SERIES TRUST S&P 600 SMCP GRW |
| SLYV | SPDR SERIES TRUST S&P 600 SMCP VAL |
| SM | SM ENERGY CO COM |
| SMAR | SMARTSHEET INC COM CL A |
| SMB | VANECK VECTORS ETF TR AMT FREE SHORT M |
| SMBC | SOUTHERN MO BANCORP INC COM |
| SMBK | SMARTFINANCIAL INC COM NEW |
| SMCI | SUPER MICRO COMPUTER INC COM |
| SMCP | ETF SER SOLUTIONS ALPHAMARK SM |
| SMDD | PROSHARES TR ULTPRO SHT MDCP |
| SMDV | ProShares Russell 2000 Dividend Growers ETF |
| SMED | SHARPS COMPLIANCE CORP COM |
| SMEZ | SPDR INDEX SHS FDS EUR STOXX SMCP |

| | |
|---|---|
| SMFG | SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR |
| SMG | SCOTTS MIRACLE GRO CO CL A |
| SMH | VANECK VECTORS ETF TR SEMICONDUCTOR ET |
| SMHD | UBS AG LONDON BRH ETRACS MNT ETN |
| SMHI | SEACOR MARINE HLDGS INC COM |
| SMI | SEMICONDUCTOR MFG INTL CORP SPONSORED ADR |
| SMIN | iShares MSCI India Small-Cap ETF |
| SMIT | SCHMITT INDS INC ORE COM NEW |
| SMLF | ISHARES TR MULTIFACTOR USA |
| SMLL | DIREXION SHS ETF TR SML CP BULL 2X |
| SMLP | SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD |
| SMLV | SPDR SER TR SSGA US SMAL ETF |
| SMM | SALIENT MIDSTREAM & MLP FD SH BEN INT |
| SMMD | iShares Russell 2500 ETF |
| SMMF | SUMMIT FINANCIAL GROUP INC COM |
| SMMT | SUMMIT THERAPEUTICS PLC SPONS ADS |
| SMMU | PIMCO ETF TR SHTRM MUN BD ACT |
| SMMV | iShares Edge MSCI Min Vol USA Small-Cap ETF |
| SMN | PROSHARES TR BASIC MAT NEW |
| SMP | STANDARD MTR PRODS INC COM |
| SMPL | SIMPLY GOOD FOODS CO COM |
| SMPLW | SIMPLY GOOD FOODS CO WT EXP 070722 |
| SMRT | STEIN MART INC COM |
| SMSI | SMITH MICRO SOFTWARE INC COM NEW |
| SMTA | SPIRIT MTA REIT COM SHS BEN IN |
| SMTC | SEMTECH CORP COM |
| SMTS | SIERRA METALS INC COM |
| SMTX | SMTC CORP COM NEW |
| SN | SANCHEZ ENERGY CORP COM |
| SNA | SNAP ON INC COM |
| SNAP | SNAP INC CL A |
| SNBR | SLEEP NUMBER CORP COM |
| SND | SMART SAND INC COM |
| SNDE | SUNDANCE ENERGY AUSTRALIA LTD SPONSORED ADR |
| SNDR | SCHNEIDER NATIONAL INC CL B |
| SNDX | SYNDAX PHARMACEUTICALS INC COM |
| SNE | SONY CORP SPONSORED ADR |
| SNES | SENESTECH INC COM |
| SNFCA | SECURITY NATL FINL CORP CL A NEW |

| | |
|---|---|
| SNGX | SOLIGENIX INC COM |
| SNGXW | SOLIGENIX INC WT EXP 111421 |
| SNH | SENIOR HSG PPTYS TR SH BEN INT |
| SNHNI | SENIOR HSG PPTYS TR NT 42 |
| SNHNL | SENIOR HSG PPTYS TR SR NT 46 |
| SNHY | SUN HYDRAULICS CORP COM |
| SNLN | HIGHLAND FDS I HI LD IBOXX SRLN |
| SNMP | SANCHEZ MIDSTREAM PARTNERS LP COM UNITS REP B |
| SNMX | SENOMYX INC COM |
| SNN | SMITH & NEPHEW PLC SPDN ADR NEW |
| SNNA | SIENNA BIOPHARMACEUTICALS INC COM |
| SNOA | SONOMA PHARMACEUTICALS INC COM |
| SNOAW | SONOMA PHARMACEUTICALS INC WT EXP 012120 |
| SNP | CHINA PETE & CHEM CORP SPON ADR H SHS |
| SNPS | SYNOPSYS INC COM |
| SNR | NEW SR INVT GROUP INC COM |
| SNSR | GLOBAL X FDS INTERNET OF THNG |
| SNSS | SUNESIS PHARMACEUTICALS INC COM PAR |
| SNV | SYNOVUS FINL CORP COM NEW |
| SNV-C | SYNOVUS FINL CORP PRP PFD SER C FX |
| SNX | SYNNEX CORP COM |
| SNY | SANOFI SPONSORED ADR |
| SO | SOUTHERN CO COM |
| SOCL | GLOBAL X FDS SOCIAL MED ETF |
| SODA | SODASTREAM INTERNATIONAL LTD USD SHS |
| SOFO | SONIC FDRY INC COM NEW |
| SOGO | SOGOU INC ADR REPSTG A |
| SOHO | SOTHERLY HOTELS INC COM |
| SOHOB | SOTHERLY HOTELS INC PFD SER B |
| SOHOK | SOTHERLY HOTELS LP 7.25% SR NT 21 |
| SOHOO | SOTHERLY HOTELS INC 7.875% PFD SER C |
| SOHU | SOHU COM LTD SPONSORED ADS |
| SOI | SOLARIS OILFIELD INFRSTR INC COM CL A |
| SOIL | GLOBAL X FDS GLB X FERTIL |
| SOJA | SOUTHERN CO JR SUB NT 2015A |
| SOJB | SOUTHERN CO JR SUB NT 76 |
| SOJC | SOUTHERN CO JR 2017B NT 77 |
| SOL | RENESOLA LTD SPONSORED ADS |
| SON | SONOCO PRODS CO COM |

| | |
|---|---|
| SONA | SOUTHERN NATL BANCORP OF VA IN COM |
| SONC | SONIC CORP COM |
| SOR | SOURCE CAP INC COM |
| SORL | SORL AUTO PTS INC COM |
| SOVB | Cambria Sovereign Bond ETF |
| SOV-C | SANTANDER HLDGS USA INC DEP 1/1000 PFD C |
| SOXL | DIREXION SHS ETF TR DLY SCOND 3XBU |
| SOXS | DIREXION SHS ETF TR DLY SEMICNDTR 3X |
| SOXX | ISHARES TR PHLX SEMICND ETF |
| SOYB | TEUCRIUM COMMODITY TR SOYBEAN FD |
| SP | SP PLUS CORP COM |
| SPA | SPARTON CORP COM |
| SPAB | SPDR SERIES TRUST PORTFOLIO AGRGTE |
| SPAR | SPARTAN MTRS INC COM |
| SPB | SPECTRUM BRANDS HLDGS INC COM |
| SPCB | SUPERCOM LTD NEW SHS NEW |
| SPDN | DIREXION SHS ETF TR DLY S&P500 BR 1X |
| SPDV | ETF SER SOLUTIONS AAM S&P 500 |
| SPDW | SPDR INDEX SHS FDS PORTFOLIO DEVLPD |
| SPE | SPECIAL OPPORTUNITIES FD INC COM |
| SPE-B | SPECIAL OPPORTUNITIES FD INC PFD CONV SE B |
| SPEM | SPDR INDEX SHS FDS PORTFOLIO EMG MK |
| SPEX | SPHERIX INC COM PAR NEW |
| SPFF | GLOBAL X FDS GLBX SUPRINC ETF |
| SPG | SIMON PPTY GROUP INC NEW COM |
| SPGI | S&P GLOBAL INC COM |
| SPG-J | SIMON PPTY GROUP INC NEW PFD J 8.375% |
| SPH | SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN |
| SPHB | INVESCO EXCHNG TRADED FD TR II S&P 500 HB ETF |
| SPHD | INVESCO EXCHNG TRADED FD TR II S&P500 HDL VOL |
| SPHQ | INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY |
| SPHS | SOPHIRIS BIO INC COM NEW |
| SPI | SPI ENERGY CO LTD SHS |
| SPIB | SPDR SERIES TRUST PORTFOLIO INTRMD |
| SPKE | SPARK ENERGY INC CL A COM |
| SPKEP | SPARK ENERGY INC PFD SER A |
| SPLB | SPDR SERIES TRUST PORTFOLIO LN COR |
| SPLG | SPDR SERIES TRUST PORTFOLIO LR ETF |
| SPLK | SPLUNK INC COM |

| | |
|---|---|
| SPLP | STEEL PARTNERS HLDGS L P LTD PRTRSHIP U |
| SPLP-A | STEEL PARTNERS HLDGS L P PFD SER A |
| SPLV | INVESCO EXCHNG TRADED FD TR II S&P500 LOW VOL |
| SPLX | UBS AG LONDON BRH ETRACS 2XLEV |
| SPMD | SPDR SERIES TRUST PORTFOLIO MD ETF |
| SPMO | INVESCO EXCHNG TRADED FD TR II S&P 500 MOMNTM |
| SPMV | Invesco S&P 500 Minimum Variance ETF |
| SPN | SUPERIOR ENERGY SVCS INC COM |
| SPNE | SEASPINE HLDGS CORP COM |
| SPNS | SAPIENS INTL CORP N V SHS NEW |
| SPOK | SPOK HLDGS INC COM |
| SPOT | SPOTIFY TECHNOLOGY S A SHS |
| SPPI | SPECTRUM PHARMACEUTICALS INC COM |
| SPPP | SPROTT PHYSICAL PLAT PALLAD TS UNIT |
| SPR | SPIRIT AEROSYSTEMS HLDGS INC COM CL A |
| SPRO | SPERO THERAPEUTICS INC COM |
| SPRT | SUPPORT COM INC COM NEW |
| SPSB | SPDR SERIES TRUST PORTFOLIO SHORT |
| SPSC | SPS COMM INC COM |
| SPSM | SPDR SER TR PORTFOLIO SM ETF |
| SPTL | SPDR SERIES TRUST PORTFOLIO LN TSR |
| SPTM | SPDR SERIES TRUST PORTFOLIO TL STK |
| SPTN | SPARTANNASH CO COM |
| SPTS | SPDR SER TR PORTFOLIO SH TSR |
| SPUN | VANECK VECTORS ETF TR SPINOFF |
| SPUU | DIREXION SHS ETF TR DLY S&P500 2XS |
| SPVM | Invesco S&P 500 Value With Momentum ETF |
| SPVU | INVESCO EXCHNG TRADED FD TR II S&P 500 ENHNCD |
| SPWH | SPORTSMANS WHSE HLDGS INC COM |
| SPWR | SUNPOWER CORP COM |
| SPXB | PROSHARES TR S&P 500 BD ETF |
| SPXC | SPX CORP COM |
| SPXE | PROSHARES TR SP500 EX ENRGY |
| SPXL | DIREXION SHS ETF TR DRX S&P500BULL |
| SPXN | PROSHARES TR SP500 EX FINLS |
| SPXS | DIREXION SHS ETF TR DLY S&P500 BR 3X |
| SPXT | PROSHARES TR SP500 EX TECH |
| SPXU | PROSHARES TR ULTRAPRO SHORT S |
| SPXV | PROSHARES TR SP500 EX HLTH |

| | |
|---|---|
| SPXX | NUVEEN S&P 500 DYN OVERWRITE COM |
| SPY | SPDR S&P 500 ETF TR TR UNIT |
| SPYB | SPDR SER TR S&P 500 BUYBCK |
| SPYD | SPDR SER TR PRTFLO S&P500 HI |
| SPYG | SPDR SERIES TRUST PRTFLO S&P500 GW |
| SPYV | SPDR SERIES TRUST PRTFLO S&P500 VL |
| SPYX | SPDR SER TR SPDR S&P 500 ETF |
| SQ | SQUARE INC CL A |
| SQBG | SEQUENTIAL BRNDS GROUP INC NEW COM |
| SQLV | LEGG MASON ETF INVESTMENT TR SML CAP QULITY |
| SQM | SOCIEDAD QUIMICA MINERA DE CHI SPON ADR SER B |
| SQNS | SEQUANS COMMUNICATIONS S A SPONSORED ADS |
| SQQQ | PROSHARES TR ULTRAPRO SHORT Q |
| SR | SPIRE INC COM |
| SRAX | SOCIAL REALITY INC COM CL A NEW |
| SRC | SPIRIT RLTY CAP INC NEW COM |
| SRC-A | SPIRIT RLTY CAP INC NEW 6% PFD SER A |
| SRCE | 1ST SOURCE CORP COM |
| SRCI | SRC ENERGY INC COM |
| SRCL | STERICYCLE INC COM |
| SRCLP | STERICYCLE INC DEP PFD A 1/10 |
| SRDX | SURMODICS INC COM |
| SRE | SEMPRA ENERGY COM |
| SRE-A | SEMPRA ENERGY 6% PFD CONV A |
| SRET | GLOBAL X FDS REIT ETF |
| SREV | SERVICESOURCE INTL INC COM |
| SRF | CUSHING ENERGY INCOME COM SH BEN INT |
| SRG | SERITAGE GROWTH PPTYS CL A |
| SRG-A | SERITAGE GROWTH PPTYS 7% CUM PFD SR A |
| SRI | STONERIDGE INC COM |
| SRLN | SSGA ACTIVE ETF TR BLKSTN GSOSRLN |
| SRLP | SPRAGUE RES LP COM UNIT REP LTD |
| SRNE | SORRENTO THERAPEUTICS INC COM NEW |
| SRPT | SAREPTA THERAPEUTICS INC COM |
| SRRA | SIERRA ONCOLOGY INC COM |
| SRRK | SCHOLAR ROCK HLDG CORP COM |
| SRS | PROSHARES TR ULTSHT REAL EST |
| SRT | STARTEK INC COM |
| SRTS | SENSUS HEATLHCARE INC COM |

| SRTSW | SENSUS HEATLHCARE INC WT EXP 060819 |
|---|---|
| SRTY | PROSHARES TR ULTPRO SHT 2017 |
| SRV | THE CUSHING MLP INFASTCR TOTAL COM NEW |
| SRVR | PACER FDS TR BNCHMRK INFRA |
| SSB | SOUTH ST CORP COM |
| SSBI | SUMMIT ST BK SANTA ROSA CALIF COM |
| SSC | SEVEN STARS CLOUD GROUP INC COM |
| SSD | SIMPSON MANUFACTURING CO INC COM |
| SSFN | STEWARDSHIP FINL CORP COM |
| SSG | PROSHARES TR ULSHRT SEMIC NEW |
| SSI | STAGE STORES INC COM NEW |
| SSKN | STRATA SKIN SCIENCES INC COM NEW |
| SSL | SASOL LTD SPONSORED ADR |
| SSLJ | SSLJ COM LIMITED SHS CL A |
| SSNC | SS&C TECHNOLOGIES HLDGS INC COM |
| SSNT | SILVERSUN TECHNOLOGIES INC COM NEW |
| SSO | PROSHARES TR PSHS ULT S&P 500 |
| SSP | SCRIPPS E W CO OHIO CL A NEW |
| SSRM | SSR MNG INC COM |
| SSTI | SHOTSPOTTER INC COM |
| SSTK | SHUTTERSTOCK INC COM |
| SSW | SEASPAN CORP SHS |
| SSWA | SEASPAN CORP 7.125% NT DUE 27 |
| SSW-D | SEASPAN CORP PERP PFD-D |
| SSW-E | SEASPAN CORP CUM RD PRP PFD E |
| SSW-G | SEASPAN CORP PERP PFD SER G |
| SSW-H | SEASPAN CORP PFD CM RE SE H |
| SSWN | SEASPAN CORP NT 6.375%19 |
| SSY | SUNLINK HEALTH SYSTEMS INC COM |
| SSYS | STRATASYS LTD SHS |
| ST | SENSATA TECHNOLOGIES HLDNG PLC SHS |
| STAA | STAAR SURGICAL CO COM PAR $0.01 |
| STAF | STAFFING 360 SOLUTIONS INC COM PAR |
| STAG | STAG INDL INC COM |
| STAG-C | STAG INDL INC RED PFD SER C |
| STAR | ISTAR INC COM |
| STAR-D | ISTAR INC PFD SER D |
| STAR-G | ISTAR INC PFD G 7.65% |
| STAR-I | ISTAR INC PFD SER I |

| | |
|---|---|
| STAY | EXTENDED STAY AMER INC SHS 1 COM 1 CL B |
| STBA | S & T BANCORP INC COM |
| STBZ | STATE BK FINL CORP COM |
| STC | STEWART INFORMATION SVCS CORP COM |
| STCN | STEEL CONNECT INC COM |
| STDY | STEADYMED LTD SHS |
| STE | STERIS PLC SHS USD |
| STFC | STATE AUTO FINL CORP COM |
| STG | SUNLANDS ONLINE ED GROUP ADS |
| STI | SUNTRUST BKS INC COM |
| STI+A | SUNTRUST BKS INC WT EXP 123118 |
| STI+B | SUNTRUST BKS INC WT EXP 111418 |
| STI-A | SUNTRUST BKS INC PFD 1/4000 A |
| STIP | ISHARES TR 0-5 YR TIPS ETF |
| STK | COLUMBIA SELIGM PREM TECH GRW COM |
| STKL | SUNOPTA INC COM |
| STKS | THE ONE GROUP HOSPITALITY INC COM |
| STL | STERLING BANCORP DEL COM |
| STL-A | STERLING BANCORP DEL 6.50% CUM PFD A |
| STLD | STEEL DYNAMICS INC COM |
| STLR | STELLAR ACQUISITION III INC COM |
| STLRU | STELLAR ACQUISITION III INC UT EXP 032222 |
| STLRW | STELLAR ACQUISITION III INC WT EXP 032222 |
| STM | STMICROELECTRONICS N V NY REGISTRY |
| STML | STEMLINE THERAPEUTICS INC COM |
| STMP | STAMPS COM INC COM NEW |
| STN | STANTEC INC COM |
| STND | STANDARD AVB FINL CORP COM |
| STNG | SCORPIO TANKERS INC SHS |
| STNL | SENTINEL ENERGY SVCS INC COM CL A |
| STNLU | SENTINEL ENERGY SVCS INC UNIT EXP 110222 |
| STNLW | SENTINEL ENERGY SVCS INC WT EXP 021122 |
| STON | STONEMOR PARTNERS L P COM UNITS INT |
| STOR | STORE CAP CORP COM |
| STOT | SPDR DoubleLine Short Duration Total Return Tactical ETF |
| STPP | BARCLAYS BK PLC US TRES STEEP |
| STPZ | PIMCO ETF TR 1-5 US TIP IDX |
| STRA | STRAYER ED INC COM |
| STRL | STERLING CONSTRUCTION CO INC COM |

| | |
|---|---|
| STRM | STREAMLINE HEALTH SOLUTIONS COM |
| STRS | STRATUS PPTYS INC COM NEW |
| STRT | STRATTEC SEC CORP COM |
| STT | STATE STR CORP COM |
| STT-C | STATE STR CORP DEP SHS REPSTG 1 |
| STT-D | STATE STR CORP DEP SHS 1/4000 D |
| STT-E | STATE STR CORP SHS REPSTG PFD S |
| STT-G | STATE STR CORP DEP SHS PFD G |
| STWD | STARWOOD PPTY TR INC COM |
| STX | SEAGATE TECHNOLOGY PLC SHS |
| STXB | SPIRIT OF TEX BANCSHARES INC COM |
| STZ | CONSTELLATION BRANDS INC CL A |
| STZ.B | CONSTELLATION BRANDS INC CL B |
| SU | SUNCOR ENERGY INC NEW COM |
| SUB | ISHARES TR SHRT NAT MUN ETF |
| SUI | SUN CMNTYS INC COM |
| SUM | SUMMIT MATLS INC CL A |
| SUMR | SUMMER INFANT INC COM |
| SUN | SUNOCO LP COM U REP LP |
| SUNS | SOLAR SR CAP LTD COM |
| SUNW | SUNWORKS INC COM |
| SUP | SUPERIOR INDS INTL INC COM |
| SUPN | SUPERNUS PHARMACEUTICALS INC COM |
| SUPV | GRUPO SUPERVIELLE S A SPONSORED ADR |
| SURF | SURFACE ONCOLOGY INC COM |
| SUSA | ISHARES TR MSCI USA ESG SLC |
| SUSB | ISHARES TR ESG 1 5 YR USD |
| SUSC | ISHARES TR ESG USD CORPT |
| SVA | SINOVAC BIOTECH LTD SHS |
| SVBI | SEVERN BANCORP ANNAPOLIS MD COM |
| SVM | SILVERCORP METALS INC COM |
| SVRA | SAVARA INC COM |
| SVT | SERVOTRONICS INC COM |
| SVU | SUPERVALU INC COM NEW |
| SVVC | FIRSTHAND TECH VALUE FD INC COM |
| SVXY | PROSHARES TR II SHT VIX ST TRM |
| SWCH | SWITCH INC CL A |
| SWIN | ALPS ETF TR ALPS DORESEY |
| SWIR | SIERRA WIRELESS INC COM |

| | |
|---|---|
| SWJ | STANLEY BLACK & DECKER INC JR SUB DEB 52 |
| SWK | STANLEY BLACK & DECKER INC COM |
| SWKS | SKYWORKS SOLUTIONS INC COM |
| SWM | SCHWEITZER-MAUDUIT INTL INC COM |
| SWN | SOUTHWESTERN ENERGY CO COM |
| SWP | STANLEY BLACK & DECKER INC CORP UNIT 2017 |
| SWX | SOUTHWEST GAS HOLDINGS INC COM |
| SWZ | SWISS HELVETIA FD INC COM |
| SXC | SUNCOKE ENERGY INC COM |
| SXCP | SUNCOKE ENERGY PARTNERS L P COMUNIT REP LT |
| SXE | SOUTHCROSS ENERGY PARTNERS L P COM UNIT LTDPT |
| SXI | STANDEX INTL CORP COM |
| SXT | SENSIENT TECHNOLOGIES CORP COM |
| SYBT | STOCK YDS BANCORP INC COM |
| SYBX | SYNLOGIC INC COM |
| SYE | SSGA ACTIVE ETF TR MFS SYS COR EQ |
| SYF | SYNCHRONY FINL COM |
| SYG | SSGA ACTIVE ETF TR MFS SYS GWT EQ |
| SYK | STRYKER CORP COM |
| SYKE | SYKES ENTERPRISES INC COM |
| SYLD | CAMBRIA ETF TR SHSHLD YIELD ETF |
| SYMC | SYMANTEC CORP COM |
| SYN | SYNTHETIC BIOLOGICS INC COM |
| SYNA | SYNAPTICS INC COM |
| SYNC | SYNACOR INC COM |
| SYNH | SYNEOS HEALTH INC CL A |
| SYNL | SYNALLOY CP DEL COM |
| SYNT | SYNTEL INC COM |
| SYPR | SYPRIS SOLUTIONS INC COM |
| SYRS | SYROS PHARMACEUTICALS INC COM |
| SYV | SSGA ACTIVE ETF TR MFS SYS VAL EQ |
| SYX | SYSTEMAX INC COM |
| SYY | SYSCO CORP COM |
| SZC | CUSHING RENAISSANCE FD COM |
| SZK | PROSHARES TR PSHS CONSUMR GD |
| SZO | DEUTSCHE BK AG LONDON BRH DB CRUD OIL SHR |
| T | AT&T INC COM |
| TA | TRAVELCENTERS AMER LLC COM |
| TAC | TRANSALTA CORP COM |

| | |
|---|---|
| TACO | DEL TACO RESTAURANTS INC COM |
| TACOW | DEL TACO RESTAURANTS INC WT EXP 063020 |
| TACT | TRANSACT TECHNOLOGIES INC COM |
| TAGS | TEUCRIUM COMMODITY TR AGRICULTURE FD |
| TAHO | TAHOE RES INC COM |
| TAIL | Cambria Tail Risk ETF |
| TAIT | TAITRON COMPONENTS INC CL A |
| TAL | TAL ED GROUP SPONSORED ADS |
| TALO | TALOS ENERGY INC COM |
| TALO+ | TALOS ENERGY INC WT EXP 010121 |
| TAN | INVESCO EXCHNG TRADED FD TR II SOLAR ETF |
| TANH | TANTECH HLDGS LTD COM |
| TANNI | TRAVELCENTERS AMER LLC SR NT 8.25%2028 |
| TANNL | TRAVELCENTERS AMER LLC SR NT |
| TANNZ | TRAVELCENTERS AMER LLC 8% SR NT 2030 |
| TAO | INVESCO EXCHNG TRADED FD TR II CHINA REALESTE |
| TAOP | TAOPING INC COM |
| TAP | MOLSON COORS BREWING CO CL B |
| TAP.A | MOLSON COORS BREWING CO CL A |
| TAPR | BARCLAYS BK PLC INV USTREA ETN |
| TARO | TARO PHARMACEUTICAL INDS LTD SHS |
| TAST | CARROLS RESTAURANT GROUP INC COM |
| TAT | TRANSATLANTIC PETROLEUM LTD SHS NEW |
| TATT | TAT TECHNOLOGIES LTD ORD NEW |
| TAX | LIBERTY TAX INC CL A |
| TAYD | TAYLOR DEVICES INC COM |
| TBB | AT&T INC 5.35% GLB NTS 66 |
| TBBK | BANCORP INC DEL COM |
| TBF | PROSHARES TR SHRT 20+YR TRE |
| TBI | TRUEBLUE INC COM |
| TBK | TRIUMPH BANCORP INC COM |
| TBLU | Tortoise Global Water ESG Fund |
| TBNK | TERRITORIAL BANCORP INC COM |
| TBPH | THERAVANCE BIOPHARMA INC COM |
| TBRGU | THUNDER BRIDGE ACQUISITION LTD UNIT EXP 010125 |
| TBT | PROSHARES TR PSHS ULTSH 20YRS |
| TBX | PROSHARES TR SHT 7-10 YR TR |
| TCAP | TRIANGLE CAP CORP COM |
| TCBI | TEXAS CAPITAL BANCSHARES INC COM |

| | |
|---|---|
| TCBIL | TEXAS CAP BANCSHARES INC SUB NT 6.50%42 |
| TCBIP | TEXAS CAP BANCSHARES INC PFD PERP SR-A |
| TCBIW | TEXAS CAPITAL BANCSHARES INC WT EXP 011619 |
| TCBK | TRICO BANCSHARES COM |
| TCCA | TRIANGLE CAP CORP SR NT 22 |
| TCCB | TRIANGLE CAP CORP NT 22 |
| TCCO | TECHNICAL COMMUNICATIONS CORP COM |
| TCF | TCF FINL CORP COM |
| TCF+ | TCF FINL CORP WT EXP 111418 |
| TCFC | COMMUNITY FINL CORP MD COM |
| TCF-D | TCF FINL CORP NON CUM 1/1000 C |
| TCGP | CARLYLE GROUP L P 5.875% PFD UNT A |
| TCHF | iShares Edge MSCI Multifactor Technology ETF |
| TCI | TRANSCONTINENTAL RLTY INVS COM NEW |
| TCMD | TACTILE SYS TECHNOLOGY INC COM |
| TCO | TAUBMAN CTRS INC COM |
| TCO-J | TAUBMAN CTRS INC PFD-J |
| TCO-K | TAUBMAN CTRS INC PFD SER K |
| TCON | TRACON PHARMACEUTICALS INC COM |
| TCP | TC PIPELINES LP UT COM LTD PRT |
| TCPC | TCP CAP CORP COM |
| TCRD | THL CR INC COM |
| TCRX | THL CR INC SR NT 111521 |
| TCRZ | THL CR INC 6.75 NTS 2022 |
| TCS | CONTAINER STORE GROUP INC COM |
| TCTL | Premise Capital Frontier Advantage Diversified Tactical ETF |
| TCX | TUCOWS INC COM NEW |
| TD | TORONTO DOMINION BK ONT COM NEW |
| TDA | TELEPHONE & DATA SYS INC SR NT 61 |
| TDAC | TRIDENT ACQUISITIONS CORP COM |
| TDACU | TRIDENT ACQUISITIONS CORP UNIT EXP 050923 |
| TDACW | TRIDENT ACQUISITIONS CORP WT EXP 050923 |
| TDC | TERADATA CORP DEL COM |
| TDE | TELEPHONE & DATA SYS INC SR NT 2059 |
| TDF | TEMPLETON DRAGON FD INC COM |
| TDG | TRANSDIGM GROUP INC COM |
| TDI | TELEPHONE & DATA SYS INC SR NT 2045 |
| TDIV | FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV |
| TDJ | TELEPHONE & DATA SYS INC PFD |

| | |
|---|---|
| TDOC | TELADOC INC COM |
| TDS | TELEPHONE & DATA SYS INC COM NEW |
| TDTF | FLEXSHARES TR IBOXX 5YR TRGT |
| TDTT | FLEXSHARES TR IBOXX 3R TARGT |
| TDW | TIDEWATER INC NEW COM |
| TDW+A | TIDEWATER INC NEW WT A EXP 073123 |
| TDW+B | TIDEWATER INC NEW WT B EXP 073123 |
| TDY | TELEDYNE TECHNOLOGIES INC COM |
| TEAM | ATLASSIAN CORP PLC CL A |
| TECD | TECH DATA CORP COM |
| TECH | BIO TECHNE CORP COM |
| TECK | TECK RESOURCES LTD CL B |
| TECL | DIREXION SHS ETF TR DLY TECH BULL 3X |
| TECS | DIREXION SHS ETF TR DAILY TECHNOLOGY |
| TEDU | TARENA INTL INC ADR |
| TEF | TELEFONICA S A SPONSORED ADR |
| TEGP | TALLGRASS ENERGY GP LP SHS CL A |
| TEI | TEMPLETON EMERG MKTS INCOME FD COM |
| TEL | TE CONNECTIVITY LTD REG SHS |
| TELL | TELLURIAN INC NEW COM |
| TEN | TENNECO INC COM |
| TENX | TENAX THERAPEUTICS INC COM NEW |
| TEO | TELECOM ARGENTINA S A SPON ADR REP B |
| TEP | TALLGRASS ENERGY PARTNERS LP COM UNIT |
| TER | TERADYNE INC COM |
| TERM | FIRST TR EXCHNG TRADED FD VIII EQTCOMPAS TACT |
| TERP | TERRAFORM PWR INC COM CL A |
| TESS | TESSCO TECHNOLOGIES INC COM |
| TETF | EXCHANGE TRADED CONCEPTS TR ETF IND EX FIN |
| TEUM | PARETEUM CORP COM NEW |
| TEVA | TEVA PHARMACEUTICAL INDS LTD SPONSORED ADR |
| TEX | TEREX CORP NEW COM |
| TFI | SPDR SER TR NUVEEN BRC MUNIC |
| TFLO | ISHARES TR TRS FLT RT BD |
| TFSL | TFS FINL CORP COM |
| TFX | TELEFLEX INC COM |
| TG | TREDEGAR CORP COM |
| TGA | TRANSGLOBE ENERGY CORP COM |
| TGB | TASEKO MINES LTD COM |

| | |
|---|---|
| TGC | TENGASCO INC COM PAR |
| TGEN | TECOGEN INC NEW COM NEW |
| TGH | TEXTAINER GROUP HOLDINGS LTD SHS |
| TGI | TRIUMPH GROUP INC NEW COM |
| TGLS | TECNOGLASS INC SHS |
| TGNA | TEGNA INC COM |
| TGP | TEEKAY LNG PARTNERS L P PRTNRSP UNITS |
| TGP-A | TEEKAY LNG PARTNERS L P PFD UNIT SER A |
| TGP-B | TEEKAY LNG PARTNERS L P 8.50% PFD UNIT B |
| TGS | TRANSPORTADORA DE GAS SUR SPON ADR B |
| TGT | TARGET CORP COM |
| TGTX | TG THERAPEUTICS INC COM |
| THC | TENET HEALTHCARE CORP COM NEW |
| THD | ISHARES INC MSCI THAILND ETF |
| THFF | FIRST FINL CORP IND COM |
| THG | HANOVER INS GROUP INC COM |
| THGA | HANOVER INS GROUP INC SUB DB 6.35%53 |
| THM | INTERNATIONAL TOWER HILL MINES COM |
| THO | THOR INDS INC COM |
| THQ | TEKLA HEALTHCARE OPPORTUNIT FD SHS |
| THR | THERMON GROUP HLDGS INC COM |
| THRM | GENTHERM INC COM |
| THS | TREEHOUSE FOODS INC COM |
| THST | TRUETT-HURST INC CL A |
| THW | TEKLA WORLD HEALTHCARE FD BEN INT SHS |
| TI | TELECOM ITALIA S P A NEW SPON ADR ORD |
| TI.A | TELECOM ITALIA S P A NEW SPON ADR SVGS |
| TIBR | TIBERIUS ACQUISITION CORP COM |
| TIBRU | TIBERIUS ACQUISITION CORP UNIT EXP 022821 |
| TIBRW | TIBERIUS ACQUISITION CORP WT EXP 022821 |
| TIER | TIER REIT INC COM NEW |
| TIF | TIFFANY & CO NEW COM |
| TIG | TIGENIX SPONSORED ADS |
| TIK | TEL INSTR ELECTRS CORP COM NEW |
| TILE | INTERFACE INC COM |
| TILT | FLEXSHARES TR MORNSTAR USMKT |
| TIP | ISHARES TR TIPS BD ETF |
| TIPT | TIPTREE INC COM |
| TIPX | SPDR SER TR BLOMBERG 1 10 YR |

| | |
|---|---|
| TIPZ | PIMCO ETF TR BROAD US TIPS |
| TIS | ORCHIDS PAPER PRODS CO DEL COM |
| TISA | TOP IMAGE SYSTEMS LTD ORD |
| TISI | TEAM INC COM |
| TITN | TITAN MACHY INC COM |
| TIVO | TIVO CORP COM |
| TJX | TJX COS INC NEW COM |
| TK | TEEKAY CORPORATION COM |
| TKAT | TAKUNG ART CO LTD COM NEW |
| TKC | TURKCELL ILETISIM HIZMETLERI SPON ADR NEW |
| TKR | TIMKEN CO COM |
| TLDH | FLEXSHARES TR CUR HDG DM IDX |
| TLEH | FLEXSHARES TR CUR HDG EM IDX |
| TLF | TANDY LEATHER FACTORY INC COM |
| TLGT | TELIGENT INC NEW COM |
| TLH | ISHARES TR 10-20 YR TRS ETF |
| TLI | WESTERN ASSET CORPORATE LN FD COM |
| TLK | P T TELEKOMUNIKASI INDONESIA SPONSORED ADR |
| TLND | TALEND S A ADS |
| TLP | TRANSMONTAIGNE PARTNERS L P COM UNIT L P |
| TLRA | TELARIA INC COM |
| TLRD | TAILORED BRANDS INC COM |
| TLT | ISHARES TR 20 YR TR BD ETF |
| TLTD | FLEXSHARES TR M STAR DEV MKT |
| TLTE | FLEXSHARES TR MSTAR EMKT FAC |
| TLYS | TILLYS INC CL A |
| TM | TOYOTA MOTOR CORP SP ADR REP2COM |
| TMCX | TRINITY MERGER CORP COM CL A |
| TMCXU | TRINITY MERGER CORP UNIT EXP 051125 |
| TMCXW | TRINITY MERGER CORP WT EXP 051125 |
| TMF | DIREXION SHS ETF TR 20YR TRES BULL |
| TMFC | Motley Fool 100 Index ETF |
| TMHC | TAYLOR MORRISON HOME CORP CL A |
| TMK | TORCHMARK CORP COM |
| TMK-C | TORCHMARK CORP JR SUB DEB 56 |
| TMO | THERMO FISHER SCIENTIFIC INC COM |
| TMP | TOMPKINS FINANCIAL CORPORATION COM |
| TMQ | TRILOGY METALS INC NEW COM |
| TMSR | TMSR HLDG CO LTD COM |

| TMST | TIMKENSTEEL CORP COM |
|---|---|
| TMUS | T MOBILE US INC COM |
| TMV | DIREXION SHS ETF TR 20YR TRES BEAR |
| TNA | DIREXION SHS ETF TR DLY SMCAP BULL3X |
| TNAV | TELENAV INC COM |
| TNC | TENNANT CO COM |
| TNDM | TANDEM DIABETES CARE INC COM NEW |
| TNET | TRINET GROUP INC COM |
| TNK | TEEKAY TANKERS LTD CL A |
| TNP | TSAKOS ENERGY NAVIGATION LTD SHS |
| TNP-B | TSAKOS ENERGY NAVIGATION LTD RED PRP PFD B % |
| TNP-C | TSAKOS ENERGY NAVIGATION LTD RED PFD SER C |
| TNP-D | TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D |
| TNP-E | TSAKOS ENERGY NAVIGATION LTD PERP PFD SER E |
| TNTR | TINTRI INC COM |
| TNXP | TONIX PHARMACEUTICALS HLDG COR COM |
| TOCA | TOCAGEN INC COM |
| TOK | ISHARES TR MSCI KOKUSAI ETF |
| TOL | TOLL BROTHERS INC COM |
| TOLZ | PROSHARES TR DJ BRKFLD GLB |
| TOO | TEEKAY OFFSHORE PARTNERS L P PARTNERSHIP UN |
| TOO-A | TEEKAY OFFSHORE PARTNERS L P CUM PFD-A7.25% |
| TOO-B | TEEKAY OFFSHORE PARTNERS L P PFD UNIT SER B |
| TOO-E | TEEKAY OFFSHORE PARTNERS L P 8.87% PFD UNIT E |
| TOPS | TOP SHIPS INC COM |
| TORC | RESTORBIO INC COM |
| TOT | TOTAL S A SPONSORED ADR |
| TOTL | SSGA ACTIVE ETF TR SPDR TR TACTIC |
| TOUR | TUNIU CORP SPONSORED ADS CL |
| TOWN | TOWNEBANK PORTSMOUTH VA COM |
| TOWR | TOWER INTL INC COM |
| TPB | TURNING PT BRANDS INC COM |
| TPC | TUTOR PERINI CORP COM |
| TPGE | TPG PACE ENERGY HLDGS CORP CL A |
| TPGE+ | TPG PACE ENERGY HLDGS CORP WT EXP 2022 |
| TPGE= | TPG PACE ENERGY HLDGS CORP UNIT EXP 000022 |
| TPGH | TPG PACE HLDGS CORP CL A |
| TPGH+ | TPG PACE HLDGS CORP WT EXP 062722 |
| TPGH= | TPG PACE HLDGS CORP UNIT EXP |

| TPH | TRI POINTE GROUP INC COM |
|---|---|
| TPHS | TRINITY PL HLDGS INC COM |
| TPIC | TPI COMPOSITES INC COM |
| TPIV | TAPIMMUNE INC COM PAR |
| TPL | TEXAS PAC LD TR SUB CTF PROP I T |
| TPOR | DIREXION SHS ETF TR DAILY TRANS 3X |
| TPR | TAPESTRY INC COM |
| TPRE | THIRD PT REINS LTD COM |
| TPVG | TRIPLEPOINT VENTURE GROWTH BDC COM |
| TPVY | TRIPLEPOINT VENTURE GROWTH BDC 5.75% NT 22 |
| TPX | TEMPUR SEALY INTL INC COM |
| TPYP | MANAGED PORTFOLIO SER TORTOISE NRAM PI |
| TPZ | TORTOISE PWR & ENERGY INFRASTR COM |
| TQQQ | PROSHARES TR ULTRAPRO QQQ |
| TR | TOOTSIE ROLL INDS INC COM |
| TRC | TEJON RANCH CO COM |
| TRCB | TWO RIV BANCORP COM |
| TRCH | TORCHLIGHT ENERGY RES INC COM |
| TRCO | TRIBUNE MEDIA CO CL A |
| TREC | TRECORA RES COM |
| TREE | LENDINGTREE INC NEW COM |
| TREX | TREX CO INC COM |
| TRGP | TARGA RES CORP COM |
| TRHC | TABULA RASA HEALTHCARE INC COM |
| TRI | THOMSON REUTERS CORP COM |
| TRIB | TRINITY BIOTECH PLC SPON ADR NEW |
| TRIL | TRILLIUM THERAPEUTICS INC COM NEW |
| TRIP | TRIPADVISOR INC COM |
| TRK | SPEEDWAY MOTORSPORTS INC COM |
| TRMB | TRIMBLE INC COM |
| TRMD | TORM PLC SHS CL A |
| TRMK | TRUSTMARK CORP COM |
| TRMT | TREMONT MTG TR COM |
| TRN | TRINITY INDS INC COM |
| TRNC | TRONC INC COM |
| TRNO | TERRENO RLTY CORP COM |
| TRNS | TRANSCAT INC COM |
| TROV | TROVAGENE INC COM PAR |
| TROW | PRICE T ROWE GROUP INC COM |

| | |
|---|---|
| TROX | TRONOX LTD SHS CL A |
| TRP | TRANSCANADA CORP COM |
| TRPX | THERAPIX BIOSCIENCES LTD SPONSORED ADS NE |
| TRQ | TURQUOISE HILL RES LTD COM |
| TRS | TRIMAS CORP COM NEW |
| TRST | TRUSTCO BK CORP N Y COM |
| TRT | TRIO TECH INTL COM NEW |
| TRTN | TRITON INTL LTD CL A |
| TRTX | TPG RE FIN TR INC COM |
| TRU | TRANSUNION COM |
| TRUE | TRUECAR INC COM |
| TRUP | TRUPANION INC COM |
| TRV | TRAVELERS COMPANIES INC COM |
| TRVG | TRIVAGO N V SPON ADS A SHS |
| TRVN | TREVENA INC COM |
| TRX | TANZANIAN ROYALTY EXPL CORP COM |
| TRXC | TRANSENTERIX INC COM NEW |
| TS | TENARIS S A SPONSORED ADR |
| TSBK | TIMBERLAND BANCORP INC COM |
| TSC | TRISTATE CAP HLDGS INC COM |
| TSCAP | TRISTATE CAP HLDGS INC DEP SHS 1/40 INT |
| TSCO | TRACTOR SUPPLY CO COM |
| TSE | TRINSEO S A SHS |
| TSEM | TOWER SEMICONDUCTOR LTD SHS NEW |
| TSG | STARS GROUP INC COM |
| TSI | TCW STRATEGIC INCOME FUND INC COM |
| TSLA | TESLA INC COM |
| TSLF | THL CR SR LN FD COM |
| TSLX | TPG SPECIALTY LENDING INC COM |
| TSM | TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADR |
| TSN | TYSON FOODS INC CL A |
| TSQ | TOWNSQUARE MEDIA INC CL A |
| TSRI | TSR INC COM NEW |
| TSRO | TESARO INC COM |
| TSS | TOTAL SYS SVCS INC COM |
| TST | THESTREET INC COM |
| TSU | TIM PARTICIPACOES S A SPONSORED ADR |
| TTAC | TrimTabs All Cap U.S. Free-Cash-Flow ETF |
| TTAI | TrimTabs All Cap International Free-Cash-Flow ETF |

| | |
|---|---|
| TTC | TORO CO COM |
| TTD | THE TRADE DESK INC COM CL A |
| TTEC | TTEC HLDGS INC COM |
| TTEK | TETRA TECH INC NEW COM |
| TTFS | ADVISORSHARES TR WILSHIRE BUYBACK |
| TTGT | TECHTARGET INC COM |
| TTI | TETRA TECHNOLOGIES INC DEL COM |
| TTM | TATA MTRS LTD SPONSORED ADR |
| TTMI | TTM TECHNOLOGIES INC COM |
| TTNP | TITAN PHARMACEUTICALS INC DEL COM NEW |
| TTOO | T2 BIOSYSTEMS INC COM |
| TTP | TORTOISE PIPELINE & ENERGY FD COM |
| TTPH | TETRAPHASE PHARMACEUTICALS INC COM |
| TTS | TILE SHOP HLDGS INC COM |
| TTT | PROSHARES TR ULSH 20YRTRE NEW |
| TTWO | TAKE-TWO INTERACTIVE SOFTWARE COM |
| TU | TELUS CORP COM |
| TUES | TUESDAY MORNING CORP COM NEW |
| TUP | TUPPERWARE BRANDS CORP COM |
| TUR | ISHARES INC MSCI TURKEY ETF |
| TURN | 180 DEGREE CAP CORP COM |
| TUSA | FIRST TR EXCHANGE TRADED FD ETF |
| TUSK | MAMMOTH ENERGY SVCS INC COM |
| TUZ | PIMCO ETF TR 1-3YR USTREIDX |
| TV | GRUPO TELEVISA SA SPON ADR REP ORD |
| TVC | TENNESSEE VALLEY AUTH PARRS D 2028 |
| TVE | TENNESSEE VALLEY AUTH PARRS A 2029 |
| TVIX | CREDIT SUISSE NASSAU BRH VELOCITY SHS DAI |
| TVIZ | CREDIT SUISSE NASSAU BRH VELOCITY SHS MED |
| TVPT | TRAVELPORT WORLDWIDE LTD SHS |
| TVTY | TIVITY HEALTH INC COM |
| TWI | TITAN INTL INC ILL COM |
| TWIN | TWIN DISC INC COM |
| TWLO | TWILIO INC CL A |
| TWLVU | TWELVE SEAS INVESTMENT COMPANY UNIT EXP 062123 |
| TWM | PROSHARES TR ULTSHT RUSS2000 |
| TWMC | TRANS WORLD ENTMT CORP COM |
| TWN | TAIWAN FD INC COM |
| TWNK | HOSTESS BRANDS INC CL A |

| TWNKW | HOSTESS BRANDS INC WT EXP 110421 |
|---|---|
| TWO | TWO HBRS INVT CORP COM NEW |
| TWO-A | TWO HBRS INVT CORP PFD SER A |
| TWO-B | TWO HBRS INVT CORP 7.625% PFD B FXD |
| TWO-C | TWO HBRS INVT CORP 7.25% CUM PFD C |
| TWOU | 2U INC COM |
| TWTR | TWITTER INC COM |
| TX | TERNIUM SA SPON ADR |
| TXMD | THERAPEUTICSMD INC COM |
| TXN | TEXAS INSTRS INC COM |
| TXRH | TEXAS ROADHOUSE INC COM |
| TXT | TEXTRON INC COM |
| TY | TRI CONTL CORP COM |
| TY- | TRI CONTL CORP PFD $2.50 |
| TYBS | DIREXION SHS ETF TR 20YR TRES BEAR |
| TYD | DIREXION SHS ETF TR 7 10YR TRES BULL |
| TYG | TORTOISE ENERGY INFRA CORP COM |
| TYHT | SHINECO INC COM NEW |
| TYL | TYLER TECHNOLOGIES INC COM |
| TYME | TYME TECHNOLOGIES INC COM |
| TYNS | DIREXION SHS ETF TR 7-10YR TR BEAR |
| TYO | DIREXION SHS ETF TR 7 10YR TRES BEAR |
| TYPE | MONOTYPE IMAGING HOLDINGS INC COM |
| TZA | DIREXION SHS ETF TR DAILY SM CAP BEA |
| TZOO | TRAVELZOO COM NEW |
| UA | UNDER ARMOUR INC CL C |
| UAA | UNDER ARMOUR INC CL A |
| UAE | ISHARES TR MSCI UAE ETF |
| UAG | UBS AG JERSEY BRH CMCI AGRI ETN |
| UAL | UNITED CONTL HLDGS INC COM |
| UAMY | UNITED STATES ANTIMONY CORP COM |
| UAN | CVR PARTNERS LP COM |
| UAUD | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS USDAUD |
| UAVS | AGEAGLE AERIAL SYS INC NEW COM |
| UBA | URSTADT BIDDLE PPTYS INC CL A |
| UBC | UBS AG JERSEY BRH LIVESTK ETN 38 |
| UBCP | UNITED BANCORP INC OHIO COM |
| UBFO | UNITED SECURITY BANCSHARES CA COM |
| UBG | UBS AG JERSEY BRH CMCI GOLD ETN |

| | |
|---|---|
| UBIO | PROSHARES TR ULTPRO NASBIO NW |
| UBM | UBS AG JERSEY BRH CMCI INDL ETN |
| UBN | UBS AG JERSEY BRH CMCI ENRGY ETN |
| UBNK | UNITED FINL BANCORP INC NEW COM |
| UBNT | UBIQUITI NETWORKS INC COM |
| UBOH | UNITED BANCSHARES INC OHIO COM |
| UBOT | DIREXION SHS ETF TR DLY ROB AI 3X |
| UBP | URSTADT BIDDLE PPTYS INC COM |
| UBP-G | URSTADT BIDDLE PPTYS INC PFD-G CV 6.75% |
| UBP-H | URSTADT BIDDLE PPTYS INC 6.25% CUM PFD H |
| UBR | PROSHARES TR ULTRA MSCI BRAZI |
| UBRT | CREDIT SUISSE AG NASSAU BRH AXELATRDR 3X LNG |
| UBS | UBS GROUP AG SHS |
| UBSH | UNION BANKSHARES CORP NEW COM |
| UBSI | UNITED BANKSHARES INC WEST VA COM |
| UBT | PROSHARES TR ULTRA 20YR TRE |
| UBX | UNITY BIOTECHNOLOGY INC COM |
| UCBA | UNITED CMNTY BANCORP IND COM |
| UCBI | UNITED CMNTY BKS BLAIRSVLE GA COM |
| UCC | PROSHARES TR PSHS CONSMR SVCS |
| UCFC | UNITED CMNTY FINL CORP OHIO COM |
| UCHF | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS USDCHF |
| UCI | UBS AG JERSEY BRH CMCI ETN 38 |
| UCIB | UBS AG LONDON BRH ETRACS UBS BLOOM |
| UCO | PROSHARES TR II ULTA BLMBG 2017 |
| UCON | FIRST TR EXCHNG TRADED FD VIII TCW UNCONSTRAI |
| UCTT | ULTRA CLEAN HLDGS INC COM |
| UDBI | LEGG MASON ETF INVESTMENT TR US DIV COR ETF |
| UDN | INVESCO DB US DLR INDEX TR BEARISH FD |
| UDOW | PROSHARES TR ULTRPRO DOW30 |
| UDR | UDR INC COM |
| UE | URBAN EDGE PPTYS COM |
| UEC | URANIUM ENERGY CORP COM |
| UEIC | UNIVERSAL ELECTRS INC COM |
| UEPS | NET 1 UEPS TECHNOLOGIES INC COM NEW |
| UEUR | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS USDEUR |
| UEVM | USAA ETF TR MSCI EMRG MKTS |
| UFAB | UNIQUE FABRICATING INC COM |
| UFCS | UNITED FIRE GROUP INC COM |

| | |
|---|---|
| UFI | UNIFI INC COM NEW |
| UFPI | UNIVERSAL FST PRODS INC COM |
| UFPT | UFP TECHNOLOGIES INC COM |
| UFS | DOMTAR CORP COM NEW |
| UG | UNITED GUARDIAN INC COM |
| UGA | UNITED STS GASOLINE FD LP UNITS |
| UGAZ | CREDIT SUISSE AG NASSAU BRH VLCTYSHS 3X S&P |
| UGBP | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS USDGBP |
| UGE | PROSHARES TR PSHS CONSMRGOODS |
| UGI | UGI CORP NEW COM |
| UGL | PROSHARES TR II ULTRA GOLD |
| UGLD | CREDIT SUISSE NASSAU BRH 3X LONG GOLD |
| UGP | ULTRAPAR PARTICIPACOES S A SP ADR REP COM |
| UHAL | AMERCO COM |
| UHN | UNITED STS DIESEL HEATING OIL UNIT |
| UHS | UNIVERSAL HLTH SVCS INC CL B |
| UHT | UNIVERSAL HEALTH RLTY INCM TR SH BEN INT |
| UIHC | UNITED INS HLDGS CORP COM |
| UIS | UNISYS CORP COM NEW |
| UITB | USAA ETF TR CORE INTRMDITE |
| UIVM | USAA ETF TR MSCI INTL VLU |
| UJB | PROSHARES TR ULTRA HIGH YLD |
| UJPY | CITIGROUP GLOBAL MKT HLDGS INC VELCTYSHS USDJPY |
| UL | UNILEVER PLC SPON ADR NEW |
| ULBI | ULTRALIFE CORP COM |
| ULBR | CITIGROUP GBL MKTS HLDGS INC VELOCITYSHS LONG |
| ULE | PROSHARES TR II PSH ULTRA EURO |
| ULH | UNIVERSAL LOGISTICS HLDGS INC COM |
| ULST | SSGA ACTIVE ETF TR ULT SHT TRM BD |
| ULTA | ULTA BEAUTY INC COM |
| ULTI | ULTIMATE SOFTWARE GROUP INC COM |
| ULVM | USAA ETF TR MSCI USA VL MT |
| UMBF | UMB FINL CORP COM |
| UMC | UNITED MICROELECTRONICS CORP SPON ADR NEW |
| UMDD | PROSHARES TR ULTRA MDCAP400 |
| UMH | UMH PPTYS INC COM |
| UMH-B | UMH PPTYS INC PFD RED SER B |
| UMH-C | UMH PPTYS INC 6.75% CUM PFD C |
| UMH-D | UMH PPTYS INC 6.375% CUM PFD D |

| | |
|---|---|
| UMPQ | UMPQUA HLDGS CORP COM |
| UMRX | UNUM THERAPEUTICS INC COM |
| UN | UNILEVER N V N Y SHS NEW |
| UNAM | UNICO AMERN CORP COM |
| UNB | UNION BANKSHARES INC COM |
| UNF | UNIFIRST CORP MASS COM |
| UNFI | UNITED NAT FOODS INC COM |
| UNG | UNITED STATES NATL GAS FUND LP UNIT PAR |
| UNH | UNITEDHEALTH GROUP INC COM |
| UNIT | UNITI GROUP INC COM |
| UNL | UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT |
| UNM | UNUM GROUP COM |
| UNMA | UNUM GROUP 6.250% JR NT58 |
| UNP | UNION PAC CORP COM |
| UNT | UNIT CORP COM |
| UNTY | UNITY BANCORP INC COM |
| UNVR | UNIVAR INC COM |
| UONE | URBAN ONE INC CL A |
| UONEK | URBAN ONE INC CL D NON VTG |
| UPL | ULTRA PETROLEUM CORP COM NEW |
| UPLD | UPLAND SOFTWARE INC COM |
| UPRO | PROSHARES TR ULTRPRO S&P500 |
| UPS | UNITED PARCEL SERVICE INC CL B |
| UPV | PROSHARES TR ULT FTSE EUROPE |
| UPW | PROSHARES TR PSHS ULTRA UTIL |
| UQM | UQM TECHNOLOGIES INC COM |
| URA | GLOBAL X FDS GLOBAL X URANIUM |
| URBN | URBAN OUTFITTERS INC COM |
| URE | PROSHARES TR ULT R/EST NEW |
| URG | UR ENERGY INC COM |
| URGN | UROGEN PHARMA LTD COM |
| URI | UNITED RENTALS INC COM |
| URR | MORGAN STANLEY LNG EURO ETN20 |
| URTH | ISHARES INC MSCI WORLD ETF |
| URTY | PROSHARES TR ULTR RUSSL2000 |
| USA | LIBERTY ALL STAR EQUITY FD SH BEN INT |
| USAC | USA COMPRESSION PARTNERS LP COMUNIT LTDPAR |
| USAG | UNITED STS COMMODITY IDX FDTR COM UTS US AGR |
| USAI | ETF SER SOLUTIONS AMERN ENERGY |

| | |
|---|---|
| USAK | USA TRUCK INC COM |
| USAP | UNIVERSAL STAINLESS & ALLOY COM |
| USAS | AMERICAS SILVER CORP COM NEW |
| USAT | USA TECHNOLOGIES INC COM NO PAR |
| USATP | USA TECHNOLOGIES INC CONV PFD SER A |
| USAU | U S GOLD CORP COM PAR NEW |
| USB | US BANCORP DEL COM NEW |
| USB-A | US BANCORP DEL PERP PFD SER A |
| USB-H | US BANCORP DEL PFD B 1/1000DP |
| USB-M | US BANCORP DEL DEP SHS PFD F |
| USB-O | US BANCORP DEL PFD 1/1000 PRP H |
| USCI | UNITED STS COMMODITY INDEX FD COMM IDX FND |
| USCR | U S CONCRETE INC COM NEW |
| USD | PROSHARES TR PSHS ULT SEMICDT |
| USDP | USD PARTNERS LP COM UT REP LTD |
| USDU | WISDOMTREE TR BLMBG US BULL |
| USDY | Horizons Cadence Hedged US Dividend Yield ETF |
| USEG | U S ENERGY CORP WYO COM NEW |
| USEQ | Invesco Russell 1000 Enhanced Equal Weight ETF |
| USFD | US FOODS HLDG CORP COM |
| USFR | WISDOMTREE TR BLMBRG FL TRFD |
| USG | U S G CORP COM NEW |
| USHY | iShares Broad USD High Yield Corporate Bond ETF |
| USL | UNITED STS 12 MONTH OIL FD LP UNIT BEN INT |
| USLB | INVESCO EXCHNG TRADED FD TR II RUSEL 1000 LOW |
| USLM | UNITED STATES LIME & MINERALS COM |
| USLV | CREDIT SUISSE AG NASSAU BRH VELOCITY SHS EXC |
| USM | UNITED STATES CELLULAR CORP COM |
| USMC | PRINCIPAL EXCHANGE TRADED FDS US MEGA CAP |
| USMF | WisdomTree U.S. Multifactor Fund |
| USMV | iShares Edge MSCI Min Vol USA ETF |
| USNA | USANA HEALTH SCIENCES INC COM |
| USO | UNITED STATES OIL FUND LP UNITS |
| USOD | USCF FDS TR US 3X SHRT OIL |
| USOI | CREDIT SUISSE AG NASSAU BRH XLINK CRD ETN37 |
| USOU | USCF FDS TR US 3X OIL FD |
| USPH | U S PHYSICAL THERAPY INC COM |
| USRT | ISHARES TR CRE U S REIT ETF |
| UST | PROSHARES TR ULTR 7-10 TREA |

| | |
|---|---|
| USTB | USAA ETF TR CORE SHRT BD |
| USV | UBS AG JERSEY BRH CMCI SILVR ETN |
| USVM | USAA ETF TR MSCI USA SMALL |
| USX | US XPRESS ENTERPRISES INC COM CL A |
| UTES | ETFIS SER TR I REAVES UTILS ETF |
| UTF | COHEN & STEERS INFRASTRUCTURE COM |
| UTG | REAVES UTIL INCOME FD COM SH BEN INT |
| UTHR | UNITED THERAPEUTICS CORP DEL COM |
| UTI | UNIVERSAL TECHNICAL INST INC COM |
| UTL | UNITIL CORP COM |
| UTLF | iShares Edge MSCI Multifactor Utilities ETF |
| UTMD | UTAH MED PRODS INC COM |
| UTSI | UTSTARCOM HOLDINGS CORP SHS NEW |
| UTSL | DIREXION SHS ETF TR DLY UTLTIES 3X |
| UTX | UNITED TECHNOLOGIES CORP COM |
| UUP | INVESCO DB US DLR INDEX TR BULLISH FD |
| UUU | UNIVERSAL SEC INSTRS INC COM NEW |
| UUUU | ENERGY FUELS INC COM NEW |
| UUUU+ | ENERGY FUELS INC WT EXP 092021 |
| UVE | UNIVERSAL INS HLDGS INC COM |
| UVSP | UNIVEST CORP PA COM |
| UVV | UNIVERSAL CORP VA COM |
| UVXY | PROSHARES TR II ULTRA VIX SHORT |
| UWM | PROSHARES TR PSHS ULTRUSS2000 |
| UWN | NEVADA GOLD & CASINOS INC COM NEW |
| UWT | CITIGROUP GLOBAL MKTS HLDGS IN VELOCITYSHARE 3X |
| UXI | PROSHARES TR PSHS ULTRA INDL |
| UYG | PROSHARES TR ULTRA FNCLS NEW |
| UYM | PROSHARES TR PSHS ULT BASMATL |
| UZA | UNITED STATES CELLULAR CORP CALL SR NT 60 |
| UZB | UNITED STATES CELLULAR CORP SR NT 120163 |
| UZC | UNITED STATES CELLULAR CORP SR NT 64 |
| V | VISA INC COM CL A |
| VAC | MARRIOTT VACATIONS WRLDWDE CP COM |
| VALE | VALE S A ADR |
| VALQ | AMERICAN CENTY ETF TR STOXX US QUALT |
| VALU | VALUE LINE INC COM |
| VALX | ETF SER SOLUTIONS VAL MKT LEG ET |
| VAM | VIVALDI OPPORTUNITIES FD COM |

| | |
|---|---|
| VAMO | Cambria Value and Momentum ETF |
| VAR | VARIAN MED SYS INC COM |
| VAW | VANGUARD WORLD FDS MATERIALS ETF |
| VB | VANGUARD INDEX FDS SMALL CP ETF |
| VBF | INVESCO BD FD COM |
| VBFC | VILLAGE BK & TR FINANCIAL CORP COM NEW |
| VBIV | VBI VACCINES INC COM NEW |
| VBK | VANGUARD INDEX FDS SML CP GRW ETF |
| VBLT | VASCULAR BIOGENICS LTD COM |
| VBND | ETF SER SOLUTIONS VIDENT CORE US |
| VBR | VANGUARD INDEX FDS SM CP VAL ETF |
| VBTX | VERITEX HLDGS INC COM |
| VC | VISTEON CORP COM NEW |
| VCEL | VERICEL CORP COM |
| VCF | DELAWARE INV CO MUN INC FD INC COM |
| VCIT | VANGUARD SCOTTSDALE FDS INT-TERM CORP |
| VCLT | VANGUARD SCOTTSDALE FDS LG-TERM COR BD |
| VCO | VINA CONCHA Y TORO S A SPONSORED ADR |
| VCR | VANGUARD WORLD FDS CONSUM DIS ETF |
| VCRA | VOCERA COMMUNICATIONS INC COM |
| VCSH | VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD |
| VCTR | VICTORY CAP HLDGS INC COM CL A |
| VCV | INVESCO CALIF VALUE MUN INC TR COM |
| VCYT | VERACYTE INC COM |
| VDC | VANGUARD WORLD FDS CONSUM STP ETF |
| VDE | VANGUARD WORLD FDS ENERGY ETF |
| VEA | VANGUARD TAX MANAGED INTL FD FTSE DEV MKT ETF |
| VEAC | VANTAGE ENERGY ACQUISITION COM CL A |
| VEACU | VANTAGE ENERGY ACQUISITION UNIT EX 041224 |
| VEACW | VANTAGE ENERGY ACQUISITION WT EXP 041224 |
| VEC | VECTRUS INC COM |
| VECO | VEECO INSTRS INC DEL COM |
| VEDL | VEDANTA LTD SPONSORED ADR |
| VEEV | VEEVA SYS INC CL A COM |
| VEGA | ADVISORSHARES TR STAR GLOB BUYW |
| VEGI | ISHARES INC GLB AGRIC PR ETF |
| VEON | VEON LTD SPONSORED ADR |
| VER | VEREIT INC COM |
| VER-F | VEREIT INC PFD SER F |

| | |
|---|---|
| VERI | VERITONE INC COM |
| VERU | VERU INC COM |
| VESH | VIRTUS ETF TR II VIRTUS ENHCD SRT |
| VET | VERMILION ENERGY INC COM |
| VETS | PACER FDS TR MILTRY TIMS ETF |
| VEU | VANGUARD INTL EQUITY INDEX FD ALLWRLD EX US |
| VFC | V F CORP COM |
| VFH | VANGUARD WORLD FDS FINANCIALS ETF |
| VFL | DELAWARE INVT NAT MUNI INC FD SH BEN INT |
| VFLQ | Vanguard U.S. Liquidity Factor ETF |
| VFMF | Vanguard U.S. Multifactor ETF |
| VFMO | Vanguard U.S. Momentum Factor ETF |
| VFMV | Vanguard U.S. Minimum Volatility ETF |
| VFQY | Vanguard U.S. Quality Factor ETF |
| VFVA | Vanguard U.S. Value Factor ETF |
| VG | VONAGE HLDGS CORP COM |
| VGFO | ETFIS SER TR I VIRTUS WMC GBL |
| VGI | VIRTUS GLOBAL MULTI-SEC INC FD COM |
| VGIT | VANGUARD SCOTTSDALE FDS INTER TERM TREAS |
| VGK | VANGUARD INTL EQUITY INDEX FD FTSE EUROPE ETF |
| VGLT | VANGUARD SCOTTSDALE FDS LONG TERM TREAS |
| VGM | INVESCO TR INVT GRADE MUNS COM |
| VGR | VECTOR GROUP LTD COM |
| VGSH | VANGUARD SCOTTSDALE FDS SHORT TERM TREAS |
| VGT | VANGUARD WORLD FDS INF TECH ETF |
| VGZ | VISTA GOLD CORP COM NEW |
| VHC | VIRNETX HLDG CORP COM |
| VHI | VALHI INC NEW COM |
| VHT | VANGUARD WORLD FDS HEALTH CAR ETF |
| VIA | VIACOM INC NEW CL A |
| VIAB | VIACOM INC NEW CL B |
| VIAV | VIAVI SOLUTIONS INC COM |
| VICI | VICI PPTYS INC COM |
| VICL | VICAL INC COM NEW |
| VICR | VICOR CORP COM |
| VIDI | ETF SER SOLUTIONS VIDENT INTL EQ |
| VIG | VANGUARD GROUP DIV APP ETF |
| VIGI | VANGUARD WHITEHALL FDS INC INTL DVD ETF |
| VII | VICON INDS INC COM |

| | |
|---|---|
| VIIX | CREDIT SUISSE NASSAU BRH VELOCITY SHS SHO |
| VIIZ | CREDIT SUISSE NASSAU BRH ETN TERM SHEET |
| VIOG | VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH |
| VIOO | VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX |
| VIOV | VANGUARD ADMIRAL FDS INC SMLCP 600 VAL |
| VIPS | VIPSHOP HLDGS LTD SPONSORED ADR |
| VIRC | VIRCO MFG CO COM |
| VIRT | VIRTU FINL INC CL A |
| VIS | VANGUARD WORLD FDS INDUSTRIAL ETF |
| VISI | VOLT INFORMATION SCIENCES INC COM |
| VIV | TELEFONICA BRASIL SA SPONSORED ADR |
| VIVE | VIVEVE MED INC COM NEW |
| VIVO | MERIDIAN BIOSCIENCE INC COM |
| VIXM | PROSHARES TR II VIX MDTRM FUTR N |
| VIXY | PROSHARES TR II VIX SH TRM FUTRS |
| VJET | VOXELJET AG ADS |
| VKI | INVESCO ADVANTAGE MUNICIPAL IN SH BEN INT |
| VKQ | INVESCO MUN TR COM |
| VKTX | VIKING THERAPEUTICS INC COM |
| VKTXW | VIKING THERAPEUTICS INC WT EXP 041321 |
| VLGEA | VILLAGE SUPER MKT INC CL A NEW |
| VLO | VALERO ENERGY CORP NEW COM |
| VLP | VALERO ENERGY PARTNERS LP COM UNT REP LP |
| VLRS | CONTROLADORA VUELA CIA DE AVIA SPON ADR RP 10 |
| VLRX | VALERITAS HLDGS INC COM NEW |
| VLT | INVESCO HIGH INCOME TR II COM |
| VLU | SPDR SERIES TRUST SPDR S&P1500VL |
| VLUE | iShares Edge MSCI USA Value Factor ETF |
| VLY | VALLEY NATL BANCORP COM |
| VLY+ | VALLEY NATL BANCORP WT EXP 111418 |
| VLY-A | VALLEY NATL BANCORP PERP PFD SER A |
| VLY-B | VALLEY NATL BANCORP 5.50% PFD SER B |
| VMAX | REX VolMAXX Long VIX Futures Strategy ETF |
| VMBS | VANGUARD SCOTTSDALE FDS MORTG-BACK SEC |
| VMC | VULCAN MATLS CO COM |
| VMI | VALMONT INDS INC COM |
| VMIN | REX VolMAXX Short VIX Futures Strategy ETF |
| VMM | DELAWARE INV MN MUN INC FD II COM |
| VMO | INVESCO MUN OPPORTUNITY TR COM |

| VMOT | Alpha Architect Value Momentum Trend ETF |
|---|---|
| VMW | VMWARE INC CL A COM |
| VNCE | VINCE HLDG CORP COM NEW |
| VNDA | VANDA PHARMACEUTICALS INC COM |
| VNE# | VEONEER INCORPORATED COM |
| VNET | 21VIANET GROUP INC SPONSORED ADR |
| VNLA | JANUS DETROIT STR TR HENDRSN SHRT ETF |
| VNM | VANECK VECTORS ETF TR VIETNAM ETF |
| VNO | VORNADO RLTY TR SH BEN INT |
| VNO-K | VORNADO RLTY TR PFD SER K |
| VNO-L | VORNADO RLTY TR PFD SER L 5.40% |
| VNOM | VIPER ENERGY PARTNERS LP COM UNT RP INT |
| VNO-M | VORNADO RLTY TR 5.25% CUM PFD M |
| VNQ | VANGUARD INDEX FDS REAL ESTATE ETF |
| VNQI | VANGUARD INTL EQUITY INDEX FD GLB EX US ETF |
| VNRX | VOLITIONRX LTD COM |
| VNTR | VENATOR MATLS PLC SHS |
| VO | VANGUARD INDEX FDS MID CAP ETF |
| VOC | VOC ENERGY TR TR UNIT |
| VOD | VODAFONE GROUP PLC NEW SPONSORED ADR |
| VOE | VANGUARD INDEX FDS MCAP VL IDXVIP |
| VONE | VANGUARD SCOTTSDALE FDS VNG RUS1000IDX |
| VONG | VANGUARD SCOTTSDALE FDS VNG RUS1000GRW |
| VONV | VANGUARD SCOTTSDALE FDS VNG RUS1000VAL |
| VOO | VANGUARD INDEX FDS S&P 500 ETF SHS |
| VOOG | VANGUARD ADMIRAL FDS INC 500 GRTH IDX F |
| VOOV | VANGUARD ADMIRAL FDS INC 500 VAL IDX FD |
| VOT | VANGUARD INDEX FDS MCAP GR IDXVIP |
| VOX | VANGUARD WORLD FDS COMM SRVC ETF |
| VOXX | VOXX INTL CORP CL A |
| VOYA | VOYA FINL INC COM |
| VPG | VISHAY PRECISION GROUP INC COM |
| VPL | VANGUARD INTL EQUITY INDEX FD FTSE PACIFIC ETF |
| VPU | VANGUARD WORLD FDS UTILITIES ETF |
| VPV | INVESCO PA VALUE MUN INCOME TR COM |
| VQT | BARCLAYS BK PLC S&P 500 VEQTOR |
| VR | VALIDUS HOLDINGS LTD COM SHS |
| VRA | VERA BRADLEY INC COM |
| VR-A | VALIDUS HOLDINGS LTD DEP SHS PFD A |

| | |
|---|---|
| VRAY | VIEWRAY INC COM |
| VR-B | VALIDUS HOLDINGS LTD DEP 1/1000 B 5.8 |
| VRCA | VERRICA PHARMACEUTICALS INC COM |
| VREX | VAREX IMAGING CORP COM |
| VRIG | INVESCO ACTIVELY MANAGD ETF TR VAR RATE INVT |
| VRML | VERMILLION INC COM NEW |
| VRNA | VERONA PHARMA PLC SPONSORED ADS |
| VRNS | VARONIS SYS INC COM |
| VRNT | VERINT SYS INC COM |
| VRP | INVESCO EXCHNG TRADED FD TR II VAR RATE PFD |
| VRS | VERSO CORP CL A |
| VRSK | VERISK ANALYTICS INC COM |
| VRSN | VERISIGN INC COM |
| VRTS | VIRTUS INVT PARTNERS INC COM |
| VRTSP | VIRTUS INVT PARTNERS INC PFD CV SER D |
| VRTU | VIRTUSA CORP COM |
| VRTV | VERITIV CORP COM |
| VRTX | VERTEX PHARMACEUTICALS INC COM |
| VRX | VALEANT PHARMACEUTICALS INTL I COM |
| VSAR | VERSARTIS INC COM |
| VSAT | VIASAT INC COM |
| VSDA | VICTORY PORTFOLIOS II VICSHS DV AC ETF |
| VSEC | VSE CORP COM |
| VSH | VISHAY INTERTECHNOLOGY INC COM |
| VSI | VITAMIN SHOPPE INC COM |
| VSL | ETF SER SOLUTIONS VOLSHARES LARG |
| VSLR | VIVINT SOLAR INC COM |
| VSM | VERSUM MATLS INC COM |
| VSMV | VICTORY PORTFOLIOS II VICTORYSHS US |
| VSS | VANGUARD INTL EQUITY INDEX FD FTSE SMCAP ETF |
| VST | VISTRA ENERGY CORP COM |
| VST+A | VISTRA ENERGY CORP WT EXP 020224 |
| VSTM | VERASTEM INC COM |
| VSTO | VISTA OUTDOOR INC COM |
| VT | VANGUARD INTL EQUITY INDEX FD TT WRLD ST ETF |
| VTA | INVESCO DYNAMIC CR OPP FD COM |
| VTC | VANGUARD SCOTTSDALE FDS TOTAL CORP BND |
| VTEB | VANGUARD MUN BD FD INC TAX EXEMPT BD |
| VTGN | VISTAGEN THERAPEUTICS INC COM NEW |

| | |
|---|---|
| VTHR | VANGUARD SCOTTSDALE FDS VNG RUS3000IDX |
| VTI | VANGUARD INDEX FDS TOTAL STK MKT |
| VTIP | VANGUARD MALVERN FDS STRM INFPROIDX |
| VTIQ | VECTOIQ ACQUISITION CORP COM |
| VTIQU | VECTOIQ ACQUISITION CORP UNIT EX 051123 |
| VTIQW | VECTOIQ ACQUISITION CORP WT EXP 051623 |
| VTL | VITAL THERAPIES INC COM |
| VTN | INVESCO TR INVT GRADE NY MUNS COM |
| VTNR | VERTEX ENERGY INC COM |
| VTR | VENTAS INC COM |
| VTRB | VENTAS RLTY LTD PARTNERSHIP GTD SR NT 43 |
| VTSI | VIRTRA INC COM PAR |
| VTV | VANGUARD INDEX FDS VALUE ETF |
| VTVT | VTV THERAPEUTICS INC CL A |
| VTWG | VANGUARD SCOTTSDALE FDS VNG RUS2000GRW |
| VTWO | VANGUARD SCOTTSDALE FDS VNG RUS2000IDX |
| VTWV | VANGUARD SCOTTSDALE FDS VNG RUS2000VAL |
| VUG | VANGUARD INDEX FDS GROWTH ETF |
| VUSE | ETF SER SOLUTIONS VIDENTCORE EQ FD |
| VUZI | VUZIX CORP COM NEW |
| VV | VANGUARD INDEX FDS LARGE CAP ETF |
| VVC | VECTREN CORP COM |
| VVI | VIAD CORP COM NEW |
| VVPR | VIVOPOWER INTERNATIONAL PLC SHS |
| VVR | INVESCO SR INCOME TR COM |
| VVUS | VIVUS INC COM |
| VVV | VALVOLINE INC COM |
| VWO | VANGUARD INTL EQUITY INDEX FD FTSE EMR MKT ETF |
| VWOB | VANGUARD WHITEHALL FDS INC EMERG MKT BD ETF |
| VXF | VANGUARD INDEX FDS EXTEND MKT ETF |
| VXRT | VAXART INC COM NEW |
| VXUS | VANGUARD STAR FD VG TL INTL STK F |
| VXX | BARCLAYS BK PLC IPATH S&P500 VIX |
| VXXB | iPath Series B S&P 500 VIX Short-Term Futures ETN |
| VXZ | BARCLAYS BK PLC IPATH S&P MT ETN |
| VXZB | iPath Series B S&P 500 VIX Mid-Term Futures ETN |
| VYGR | VOYAGER THERAPEUTICS INC COM |
| VYM | VANGUARD WHITEHALL FDS INC HIGH DIV YLD |
| VYMI | VANGUARD WHITEHALL FDS INC INTL HIGH ETF |

| | |
|---|---|
| VZ | VERIZON COMMUNICATIONS INC COM |
| VZA | VERIZON COMMUNICATIONS INC SR NT 5.9%54 |
| W | WAYFAIR INC CL A |
| WAAS | AQUAVENTURE HLDGS LTD SHS |
| WAB | WABTEC CORP COM |
| WABC | WESTAMERICA BANCORPORATION COM |
| WAFD | WASHINGTON FED INC COM |
| WAFDW | WASHINGTON FED INC WT EXP 111418 |
| WAGE | WAGEWORKS INC COM |
| WAIR | WESCO AIRCRAFT HLDGS INC COM |
| WAL | WESTERN ALLIANCE BANCORP COM |
| WALA | WESTERN ALLIANCE BANCORP SUB DEBENTURS 56 |
| WASH | WASHINGTON TR BANCORP COM |
| WAT | WATERS CORP COM |
| WATT | ENERGOUS CORP COM |
| WB | WEIBO CORP SPONSORED ADR |
| WBA | WALGREENS BOOTS ALLIANCE INC COM |
| WBAI | 500 COM LTD SPON ADR REP A |
| WBAL | WISDOMTREE TR BALANCED INCOME |
| WBC | WABCO HLDGS INC COM |
| WBIA | ABSOLUTE SHS TR WBI BBR RNG 2000 |
| WBIB | ABSOLUTE SHS TR WBI BBR VAL 2000 |
| WBIC | ABSOLUTE SHS TR WBI BBR YLD 2000 |
| WBID | ABSOLUTE SHS TR WBI BBR QTY 2000 |
| WBIE | ABSOLUTE SHS TR WBI BBR RNG 1000 |
| WBIF | ABSOLUTE SHS TR WBI BBR VAL 1000 |
| WBIG | ABSOLUTE SHS TR WBI BBR YLD 1000 |
| WBIH | ABSOLUTE SHS TR WBI BBR GBL HIGH |
| WBII | ABSOLUTE SHS TR WBI BBR GBL INME |
| WBIL | ABSOLUTE SHS TR WBI BBR QTY 1000 |
| WBIR | ABSOLUTE SHS TR WBI BBR GBL ROTN |
| WBIY | ABSOLUTE SHS TR WBI PWR FCTR ETF |
| WBK | WESTPAC BKG CORP SPONSORED ADR |
| WBS | WEBSTER FINL CORP CONN COM |
| WBS-F | WEBSTER FINL CORP CONN DEP SHS RP PFD F |
| WBT | WELBILT INC COM |
| WCC | WESCO INTL INC COM |
| WCFB | WCF BANCORP INC COM |
| WCG | WELLCARE HEALTH PLANS INC COM |

| | |
|---|---|
| WCHN | WISDOMTREE TR ICBCCS S&P CHINA |
| WCN | WASTE CONNECTIONS INC COM |
| WD | WALKER & DUNLOP INC COM |
| WDAY | WORKDAY INC CL A |
| WDC | WESTERN DIGITAL CORP COM |
| WDFC | WD-40 CO COM |
| WDIV | SPDR INDEX SHS FDS S&P GLBDIV ETF |
| WDR | WADDELL & REED FINL INC CL A |
| WDRW | DIREXION SHS ETF TR DLY RGNAL BKS 3X |
| WEA | WESTERN ASSET PREMIER BD FD SHS BEN INT |
| WEAR | The WEAR ETF |
| WEAT | TEUCRIUM COMMODITY TR WHEAT FD |
| WEB | WEB COM GROUP INC COM |
| WEBK | WELLESLEY BANCORP INC COM |
| WEC | WEC ENERGY GROUP INC COM |
| WELL | WELLTOWER INC COM |
| WELL-I | WELLTOWER INC 6.50% PFD PREPET |
| WEN | WENDYS CO COM |
| WERN | WERNER ENTERPRISES INC COM |
| WES | WESTERN GAS PARTNERS LP COM UNIT LP IN |
| WETF | WISDOMTREE INVTS INC COM |
| WEX | WEX INC COM |
| WEYS | WEYCO GROUP INC COM |
| WF | WOORI BK ADR |
| WFC | WELLS FARGO CO NEW COM |
| WFC+ | WELLS FARGO CO NEW WT EXP 102818 |
| WFC-J | WELLS FARGO CO NEW DEP SHS SER J |
| WFC-L | WELLS FARGO CO NEW PERP PFD CNV A |
| WFC-N | WELLS FARGO CO NEW DEP SHS REPSTG 1 |
| WFC-O | WELLS FARGO CO NEW DEP1/1000PF CL A |
| WFC-P | WELLS FARGO CO NEW DEP1/1000PF CL A |
| WFC-Q | WELLS FARGO CO NEW DEP SHS 1/1000 A |
| WFC-R | WELLS FARGO CO NEW DEP 1/1000 PFD A |
| WFC-T | WELLS FARGO CO NEW DEP SHS 1/1000 T |
| WFC-V | WELLS FARGO & CO NEW DEP PFD V 1/1000 |
| WFC-W | WELLS FARGO & CO NEW PFD SER W CL A |
| WFC-X | WELLS FARGO & CO NEW PFD SER X CL A |
| WFC-Y | WELLS FARGO & CO NEW NON CUM PFD Y |
| WFE-A | WELLS FARGO REAL ESTATE INVT C PFD CUM SER A |

| | |
|---|---|
| WFHY | WisdomTree Fundamental U.S. High Yield Corporate Bond Fund |
| WFIG | WisdomTree Fundamental U.S. Corporate Bond Fund |
| WFT | WEATHERFORD INTL PLC ORD SHS |
| WGL | WGL HLDGS INC COM |
| WGO | WINNEBAGO INDS INC COM |
| WGP | WESTERN GAS EQUITY PARTNERS LP COMUNT LTD PT |
| WH | WYNDHAM HOTELS & RESORTS INC COM |
| WHD | CACTUS INC CL A |
| WHF | WHITEHORSE FIN INC COM |
| WHFBL | WHITEHORSE FIN INC SR NT |
| WHG | WESTWOOD HLDGS GROUP INC COM |
| WHLM | WILHELMINA INTL INC COM NEW |
| WHLR | WHEELER REAL ESTATE INVT TR COM NEW |
| WHLRD | WHEELER REAL ESTATE INVT TR PFD CNV SER D |
| WHLRP | WHEELER REAL ESTATE INVT TR CV PFD SER B |
| WHLRW | WHEELER REAL ESTATE INVT TR WT EXP 042919 |
| WHR | WHIRLPOOL CORP COM |
| WIA | WESTERN ASST INFLTN LKD INM FD COM SH BEN INT |
| WIFI | BOINGO WIRELESS INC COM |
| WIL | BARCLAYS BK PLC LKD PERF BCLY |
| WILC | G WILLI FOOD INTL LTD ORD |
| WIN | WINDSTREAM HLDGS INC COM PAR |
| WINA | WINMARK CORP COM |
| WING | WINGSTOP INC COM |
| WINS | WINS FIN HLDGS INC ORD SHS |
| WIP | SPDR SERIES TRUST FTSE INT GVT ETF |
| WIRE | ENCORE WIRE CORP COM |
| WIT | WIPRO LTD SPON ADR 1 SH |
| WIW | WESTERN AST INFL LKD OPP & INM COM |
| WIX | WIX COM LTD SHS |
| WK | WORKIVA INC COM CL A |
| WKHS | WORKHORSE GROUP INC COM NEW |
| WLDN | WILLDAN GROUP INC COM |
| WLDR | Affinity World Leaders Equity ETF |
| WLFC | WILLIS LEASE FINANCE CORP COM |
| WLH | LYON WILLIAM HOMES CL A NEW |
| WLK | WESTLAKE CHEM CORP COM |
| WLKP | WESTLAKE CHEM PARTNERS LP COM UNIT RP LP |
| WLL | WHITING PETE CORP NEW COM NEW |

| | |
|---|---|
| WLTW | WILLIS TOWERS WATSON PUB LTD SHS |
| WM | WASTE MGMT INC DEL COM |
| WMB | WILLIAMS COS INC DEL COM |
| WMC | WESTERN ASSET MTG CAP CORP COM |
| WMCR | INVESCO EXCHANGE TRADED FD TR WILSHR MICR CP |
| WMGI | WRIGHT MED GROUP N V ORD SHS 0.03 PAR |
| WMGIZ | WRIGHT MED GROUP N V RT |
| WMIH | WMIH CORP COM |
| WMK | WEIS MKTS INC COM |
| WMLP | WESTMORELAND RESOURCE PARTNERS COM UNIT RP LP |
| WMS | ADVANCED DRAIN SYS INC DEL COM |
| WMT | WALMART INC COM |
| WMW | DEUTSCHE BK AG LONDON ELE MORN TTL22 |
| WNC | WABASH NATL CORP COM |
| WNEB | WESTERN NEW ENG BANCORP INC COM |
| WNS | WNS HOLDINGS LTD SPON ADR |
| WOOD | ISHARES TR GL TIMB FORE ETF |
| WOR | WORTHINGTON INDS INC COM |
| WOW | WIDEOPENWEST INC COM |
| WP | WORLDPAY INC CL A |
| WPC | W P CAREY INC COM |
| WPG | WASHINGTON PRIME GROUP NEW COM |
| WPG-H | WASHINGTON PRIME GROUP NEW REDEEMABLE PFD H |
| WPG-I | WASHINGTON PRIME GROUP NEW REDEEMABLE PFD I |
| WPM | WHEATON PRECIOUS METALS CORP COM |
| WPP | WPP PLC NEW ADR |
| WPRT | WESTPORT FUEL SYSTEMS INC COM NEW |
| WPS | ISHARES TR INTL DEVPPTY ETF |
| WPX | WPX ENERGY INC COM |
| WPXP | WPX ENERGY INC PFD SER A CV |
| WPZ | WILLIAMS PARTNERS L P NEW COM UNIT LTD PAR |
| WRB | W R BERKLEY CORPORATION COM |
| WRB-B | W R BERKLEY CORPORATION SUB DEB 53 |
| WRB-C | W R BERKLEY CORPORATION 5.9% SUB DB 56 |
| WRB-D | W R BERKLEY CORPORATION SUB DEB 56 |
| WRB-E | W R BERKLEY CORPORATION 5.70% SB DB 2058 |
| WRD | WILDHORSE RESOURCE DEV CORP COM |
| WRE | WASHINGTON REAL ESTATE INVT TR SH BEN INT |
| WREI | INVESCO EXCHANGE TRADED FD TR WILSHIRE REIT |

| | |
|---|---|
| WRI | WEINGARTEN RLTY INVS SH BEN INT |
| WRK | WESTROCK CO COM |
| WRLD | WORLD ACCEP CORP DEL COM |
| WRLS | PENSARE ACQUISITION CORP COM |
| WRLSR | PENSARE ACQUISITION CORP RT |
| WRLSU | PENSARE ACQUISITION CORP UNIT EXP 072722 |
| WRLSW | PENSARE ACQUISITION CORP WT EXP 072722 |
| WRN | WESTERN COPPER & GOLD CORP COM |
| WSBC | WESBANCO INC COM |
| WSBF | WATERSTONE FINL INC MD COM |
| WSC | WILLSCOT CORP COM |
| WSCI | WSI INDS INC COM |
| WSCWW | WILLSCOT CORP WT EXP 091020 |
| WSFS | WSFS FINL CORP COM |
| WSM | WILLIAMS SONOMA INC COM |
| WSO | WATSCO INC COM |
| WSO.B | WATSCO INC CL B CONV |
| WSR | WHITESTONE REIT COM |
| WST | WEST PHARMACEUTICAL SVSC INC COM |
| WSTG | WAYSIDE TECHNOLOGY GROUP INC COM |
| WSTL | WESTELL TECHNOLOGIES INC CL A NEW |
| WTBA | WEST BANCORPORATION INC CAP STK |
| WTFC | WINTRUST FINL CORP COM |
| WTFCM | WINTRUST FINL CORP PFD-D FIX/FLT |
| WTFCW | WINTRUST FINL CORP WT EXP 121918 |
| WTI | W & T OFFSHORE INC COM |
| WTID | UBS AG LONDON BRH NT LKD 46 |
| WTIU | UBS AG LONDON BRH NT LKD 46 |
| WTM | WHITE MTNS INS GROUP LTD COM |
| WTMF | WISDOMTREE TR FUTRE STRAT FD |
| WTR | AQUA AMERICA INC COM |
| WTS | WATTS WATER TECHNOLOGIES INC CL A |
| WTT | WIRELESS TELECOM GROUP INC COM |
| WTTR | SELECT ENERGY SVCS INC CL A COM |
| WTW | WEIGHT WATCHERS INTL INC NEW COM |
| WU | WESTERN UN CO COM |
| WUBA | 58 COM INC SPON ADR REP A |
| WVE | WAVE LIFE SCIENCES LTD SHS |
| WVFC | WVS FINL CORP COM |

| | |
|---|---|
| WVVI | WILLAMETTE VY VINEYARD INC COM |
| WVVIP | WILLAMETTE VY VINEYARD INC RED PFD SER A |
| WWD | WOODWARD INC COM |
| WWE | WORLD WRESTLING ENTMT INC CL A |
| WWR | WESTWATER RES INC COM |
| WWW | WOLVERINE WORLD WIDE INC COM |
| WY | WEYERHAEUSER CO COM |
| WYDE | ProShares CDS Short North American HY Credit ETF |
| WYND | WYNDHAM DESTINATIONS INC COM |
| WYNN | WYNN RESORTS LTD COM |
| WYY | WIDEPOINT CORP COM |
| X | UNITED STATES STL CORP NEW COM |
| XAN | EXANTAS CAP CORP COM NEW |
| XAN-C | EXANTAS CAP CORP 8.625% CUM PFD C |
| XAR | SPDR SERIES TRUST AEROSPACE DEF |
| XBI | SPDR SERIES TRUST S&P BIOTECH |
| XBIO | XENETIC BIOSCIENCES INC COM NEW |
| XBIT | XBIOTECH INC COM |
| XCEM | COLUMBIA ETF TR II EM CORE EX ETF |
| XCRA | XCERRA CORP COM |
| XDIV | METAURUS EQUITY COMPONENT TR US EQT EX 2027 |
| XEC | CIMAREX ENERGY CO COM |
| XEL | XCEL ENERGY INC COM |
| XELA | EXELA TECHNOLOGIES INC COM |
| XELB | XCEL BRANDS INC COM NEW |
| XENE | XENON PHARMACEUTICALS INC COM |
| XENT | INTERSECT ENT INC COM |
| XERS | XERIS PHARMACEUTICALS INC COM |
| XES | SPDR SERIES TRUST OILGAS EQUIP |
| XFLT | XAI OCTAGON FLOATNG RATE ALTER COM |
| XGTI | XG TECHNOLOGY INC COM PAR |
| XGTIW | XG TECHNOLOGY INC WT EXP 071918 |
| XHB | SPDR SERIES TRUST S&P HOMEBUILD |
| XHE | SPDR SERIES TRUST HLTH CR EQUIP |
| XHR | XENIA HOTELS & RESORTS INC COM |
| XHS | SPDR SERIES TRUST HLTH CARE SVCS |
| XIN | XINYUAN REAL ESTATE CO LTD SPONS ADR |
| XINA | SPDR INDEX SHS FDS MSCI CHINA ETF |
| XITK | SPDR SERIES TRUST FACTST INV ETF |

| | |
|---|---|
| XIVH | UBS AG LONDON BRH VELOCITYSHS SHRT |
| XKFS | SPDR SER TR KENSHO FUTURE |
| XKII | SPDR SER TR KENSHO INTELGN |
| XKST | SPDR SER TR KENSHO SMART |
| XL | XL GROUP LTD COM |
| XLB | SELECT SECTOR SPDR TR SBI MATERIALS |
| XLC | SELECT SECTOR SPDR TR COMMUNICATION |
| XLE | SELECT SECTOR SPDR TR ENERGY |
| XLF | SELECT SECTOR SPDR TR SBI INT-FINL |
| XLG | INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50 |
| XLI | SELECT SECTOR SPDR TR SBI INT-INDS |
| XLK | SELECT SECTOR SPDR TR TECHNOLOGY |
| XLNX | XILINX INC COM |
| XLP | SELECT SECTOR SPDR TR SBI CONS STPLS |
| XLRE | SELECT SECTOR SPDR TR RL EST SEL SEC |
| XLRN | ACCELERON PHARMA INC COM |
| XLU | SELECT SECTOR SPDR TR SBI INT-UTILS |
| XLV | SELECT SECTOR SPDR TR SBI HEALTHCARE |
| XLY | SELECT SECTOR SPDR TR SBI CONS DISCR |
| XME | SPDR SERIES TRUST S&P METALS MNG |
| XMLV | INVESCO EXCHNG TRADED FD TR II S&P MIDCP LOW |
| XMPT | VANECK VECTORS ETF TR CEF MUN INCOME E |
| XMX | WISDOMTREE TR GBL MXC EQT FD |
| XNCR | XENCOR INC COM |
| XNET | XUNLEI LTD SPONSORED ADR |
| XNTK | SPDR SERIES TRUST NYSE TECH ETF |
| XOG | EXTRACTION OIL AND GAS INC COM |
| XOM | EXXON MOBIL CORP COM |
| XOMA | XOMA CORP DEL COM NEW |
| XON | INTREXON CORP COM |
| XONE | EXONE CO COM |
| XOP | SPDR SERIES TRUST S&P OILGAS EXP |
| XOXO | XO GROUP INC COM |
| XPER | XPERI CORP COM |
| XPH | SPDR SERIES TRUST S&P PHARMAC |
| XPL | SOLITARIO ZINC CORP COM |
| XPLR | XPLORE TECHNOLOGIES CORP COM PAR $0.001 |
| XPO | XPO LOGISTICS INC COM |
| XPP | PROSHARES TR ULT FTSE CHIN 50 |

| | |
|---|---|
| XRAY | DENTSPLY SIRONA INC COM |
| XRF | CHINA RAPID FIN LTD SPONSORED ADR |
| XRLV | INVESCO EXCHNG TRADED FD TR II S&P 500 EX RAT |
| XRM | XERIUM TECHNOLOGIES INC COM NEW |
| XRT | SPDR SERIES TRUST S&P RETAIL ETF |
| XRX | XEROX CORP COM NEW |
| XSD | SPDR SERIES TRUST S&P SEMICNDCTR |
| XSHD | Invesco S&P SmallCap High Dividend Low Volatility ETF |
| XSHQ | Invesco S&P SmallCap Quality ETF |
| XSLV | INVESCO EXCHNG TRADED FD TR II S&P SMLCP LOW |
| XSOE | WISDOMTREE TR EM EX ST-OWNED |
| XSPA | XPRESSPA GROUP INC COM |
| XSPL | XSPAND PRODUCTS LAB INC COM |
| XSW | SPDR SERIES TRUST COMP SOFTWARE |
| XT | ISHARES TR EXPONENTIAL TECH |
| XTH | SPDR SER TR S&P TECH HARDWRE |
| XTL | SPDR SERIES TRUST S&P TELECOM |
| XTLB | XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE |
| XTN | SPDR SERIES TRUST S&P TRANSN ETF |
| XTNT | XTANT MED HLDGS INC COM NEW |
| XUSA | QuantX Dynamic Beta US Equity ETF |
| XVZ | BARCLAYS BK PLC IPATH DYNM VIX |
| XWEB | SPDR SER TR S&P INTERNET ETF |
| XXII | 22ND CENTY GROUP INC COM |
| XYL | XYLEM INC COM |
| Y | ALLEGHANY CORP DEL COM |
| YANG | DIREXION SHS ETF TR DAILY FTSE CHINA |
| YAO | INVESCO EXCHNG TRADED FD TR II CHINA ALL CAP |
| YCL | PROSHARES TR II ULTRA YEN NEW |
| YCS | PROSHARES TR II ULTRASHORT YEN N |
| YDIV | FIRST TR EXCHANGE TRADED FD VI INCOME INDEX FD |
| YECO | YULONG ECO MATLS LTD SHS |
| YELP | YELP INC CL A |
| YESR | AMPLIFY ETF TR YLDSHS SENIOR |
| YEXT | YEXT INC COM |
| YGE | YINGLI GREEN ENERGY HLDG CO LT ADR NEW |
| YGYI | YOUNGEVITY INTL INC COM NEW |
| YIN | YINTECH INVT HLDGS LTD SPONSORED ADR |
| YINN | DIREXION SHS ETF TR DL FTSE BLL 3X |

| | |
|---|---|
| YLCO | GLOBAL X FDS X YIELDCO IX ETF |
| YLD | PRINCIPAL EXCHANGE TRADED FDS PRIN EDGE ACTV |
| YLDE | LEGG MASON ETF INVT TR CLEARBRIDGE DI |
| YMLI | VANECK VECTORS ETF TR HIGH INCOME INFR |
| YMLP | VANECK VECTORS ETF TR HIGH INCOME MLP |
| YNDX | YANDEX N V SHS CLASS A |
| YOGA | YOGAWORKS INC COM |
| YORW | YORK WTR CO COM |
| YPF | YPF SOCIEDAD ANONIMA SPON ADR CL D |
| YRCW | YRC WORLDWIDE INC COM PAR $.01 |
| YRD | YIRENDAI LTD SPONSORED ADR |
| YRIV | YANGTZE RIV PORT AND LGSTC LTD COM |
| YTEN | YIELD10 BIOSCIENCE INC COM NEW |
| YTRA | YATRA ONLINE INC ORD SHS |
| YUM | YUM BRANDS INC COM |
| YUMA | YUMA ENERGY INC NEW COM |
| YUMC | YUM CHINA HLDGS INC COM |
| YXI | PROSHARES TR SHT FTSE CHIN 50 |
| YY | YY INC ADS REPCOM CLA |
| YYY | EXCHANGE TRADED CONCEPTS TR YLD SHS HGH INC |
| Z | ZILLOW GROUP INC CL C CAP STK |
| ZAGG | ZAGG INC COM |
| ZAYO | ZAYO GROUP HLDGS INC COM |
| ZB-A | ZIONS BANCORPORATION PFD 1/40 SER A |
| ZB-G | ZIONS BANCORPORATION DEP 1/40TH PFD |
| ZBH | ZIMMER BIOMET HLDGS INC COM |
| ZB-H | ZIONS BANCORPORATION PFD 1/40 PRP H |
| ZBIO | PROSHARES TR ULTRAPRO SHORT N |
| ZBK | ZIONS BANCORPORATION SUB NT FX/FLT 28 |
| ZBRA | ZEBRA TECHNOLOGIES CORP CL A |
| ZDGE | ZEDGE INC CL B |
| ZEAL | ZEALAND PHARMA A S SPONSORED ADR |
| ZEN | ZENDESK INC COM |
| ZEUS | OLYMPIC STEEL INC COM |
| ZF | VIRTUS TOTAL RETURN FUND INC COM |
| ZFGN | ZAFGEN INC COM |
| ZG | ZILLOW GROUP INC CL A |
| ZGNX | ZOGENIX INC COM NEW |
| ZION | ZIONS BANCORPORATION COM |

| | |
|---|---|
| ZIONW | ZIONS BANCORPORATION WT EXP 052220 |
| ZIONZ | ZIONS BANCORPORATION WT EXP 111418 |
| ZIOP | ZIOPHARM ONCOLOGY INC COM |
| ZIV | CREDIT SUISSE NASSAU BRH INVRS VIX MDTERM |
| ZIXI | ZIX CORP COM |
| ZKIN | ZK INTL GROUP CO LTD SHS |
| ZLAB | ZAI LAB LTD ADR |
| ZMLP | DIREXION SHS ETF TR ZACKS MLP HG INC |
| ZN | ZION OIL & GAS INC COM |
| ZNGA | ZYNGA INC CL A |
| ZNH | CHINA SOUTHN AIRLS LTD SPON ADR CL H |
| ZNWAA | ZION OIL & GAS INC WT EXP 013120 |
| ZOES | ZOES KITCHEN INC COM |
| ZOM | ZOMEDICA PHARMACEUTICALS CORP COM |
| ZROZ | PIMCO ETF TR 25YR+ ZERO U S |
| ZS | ZSCALER INC COM |
| ZSAN | ZOSANO PHARMA CORP COM NEW |
| ZSL | PROSHARES TR II PSHS ULSSLVR NEW |
| ZTO | ZTO EXPRESS CAYMAN INC SPONSORED ADR |
| ZTR | VIRTUS GLOBAL DIVID INCOME FD COM |
| ZTS | ZOETIS INC CL A |
| ZUMZ | ZUMIEZ INC COM |
| ZUO | ZUORA INC COM CL A |
| ZYME | ZYMEWORKS INC COM |
| ZYNE | ZYNERBA PHARMACEUTICALS INC COM |